As filed with the Securities and Exchange Commission on March 7, 2005
Registration No. 333-_____________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CAPITAL CITY BANK GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Florida	6022	59-2273542
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

217 North Monroe Street
Tallahassee, Florida 32301
(850) 671-0300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

J. Kimbrough Davis
Executive Vice President and Chief Financial Officer
Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301
(850) 671-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory K. Bader, Esq. Gunster, Yoakley & Stewart, P.A. Broward Financial Centre, Suite 1400 Fort Lauderdale, Florida 33394-3076 Telephone: (954) 713-6407	Robert C. Schwartz, Esq. Smith, Gambrell & Russell, LLP 1230 Peachtree Street, N.E., Suite 3100 Atlanta, Georgia 30309-3592 Telephone: (404) 685-7058

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____________________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common stock, par value $.01 per share	725,000 shares	N/A	$29,000,000	$3,414

(1)	This Registration Statement covers the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the merger.

(2)
Pursuant to Rule 457(f)(2) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price and the amount of the registration fee should be computed based on the aggregate book value of the common stock of First Alachua being exchanged in the merger reduced by the cash component of the merger consideration being paid by the Registrant. As of December 31, 2004, the book value of First Alachua common stock was approximately $2,493.03 per share based on 10,186 shares of First Alachua common stock outstanding.

In addition, the cash component of the merger consideration is approximately $2,847.04 per share of First Alachua common stock (subject to certain potential reductions). Because the cash expected to be paid by the Registrant in connection with the transaction exceeds the book value of the acquired company, application of Rule 457(f)(3) would result in a negative proposed maximum aggregate offering price. Therefore, solely for the purpose of calculating the registration fee, the Registrant estimated the market value of the securities to be received by the Registrant by multiplying the estimated purchase price of $58,000,000 by 50%, because the merger consideration is structured to be approximately 50% cash and 50% stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

FIRST ALACHUA BANKING CORPORATION

15000 NW 140th Street
Alachua, Florida 32615

To the shareholders of First Alachua Banking Corporation	[____________], 2005

On behalf of First Alachua’s board of directors, I am pleased to invite you to attend a Special Meeting of the shareholders of First Alachua Banking Corporation to be held at First National Bank of Alachua, located at 15000 NW 140th Street, Alachua, Florida 32615, on May 20, 2005, at [__]:00 [__].m., Eastern Time.

At the Special Meeting, you will be asked to approve the Agreement and Plan of Merger by and among Capital City Bank Group, Inc., First Alachua Banking Corporation and First National Bank of Alachua, whereby First Alachua Banking Corporation will merge with and into Capital City Bank Group, Inc. and First National Bank of Alachua will merge with and into Capital City Bank Group’s subsidiary, Capital City Bank. When the merger is completed (and subject to certain adjustments), each share of common stock held by you will be exchanged for the right to receive $2,847.04 in cash, plus approximately 71.176 shares of CCBG common stock. CCBG will pay First Alachua shareholders cash instead of issuing any fractional shares in the merger.

As First Alachua’s board of directors, we believe that the merger will have many benefits. We believe that the combined company will have greater financial strength and greater opportunity and flexibility to expand and diversify. The merger is subject to certain conditions, including approval of the Agreement and Plan of Merger by the affirmative vote of holders of a majority of the outstanding common stock of First Alachua, and approval of the merger by various regulatory agencies.

As First Alachua’s board of directors, we have unanimously approved the Agreement and Plan of Merger and recommend it to you for your approval as well.

This Proxy Statement/Prospectus provides detailed information about the merger. We urge you to read this entire document carefully, including the risk factors considered by CCBG’s and First Alachua’s boards of directors beginning on page 17. You can also get information about CCBG from the SEC. CCBG’s common stock is traded on the Nasdaq National Market under the symbol “CCBG.”

Whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and promptly return the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

On behalf of the board of directors, I strongly urge you to vote FOR approval of the Agreement and Plan of Merger by marking the enclosed proxy card FOR item one.

We look forward to seeing you at the Special Meeting.

Sincerely,

Jerry M. Smith
President and Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities regulatory body has approved or disapproved of the securities to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered hereby are not savings accounts or deposit accounts or other obligations of any bank or savings association and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund, or any other government agency.

This Proxy Statement/Prospectus is dated [______], 2005, and was first mailed to shareholders on [______], 2005.

PROPOSED MERGER OF FIRST ALACHUA BANKING CORPORATION
WITH CAPITAL CITY BANK GROUP, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 20, 2005

A special meeting of the shareholders (the “Special Meeting”) of First Alachua Banking Corporation will be held at First National Bank of Alachua, located at 15000 NW 140th Street, Alachua, Florida, 32615, on May 20, 2005, at [__]:00 [__].m., Eastern Time, for the following purposes:

•
To vote on an Agreement and Plan of Merger, pursuant to which, among other matters, (a) First Alachua Banking Corporation will merge with and into Capital City Bank Group, Inc. with Capital City Bank Group, Inc. being the resulting corporation, and (b) First National Bank of Alachua will merge with and into Capital City Bank, with Capital City Bank being the resulting bank.

•	To transact any other business that properly comes before the Special Meeting, or any adjournments or postponements of the Special Meeting.

In connection with the merger, and subject to certain potential adjustments, each share of First Alachua common stock outstanding at the effective time of the merger will be exchanged for $2,847.04 in cash, plus approximately 71.176 shares of CCBG common stock. A copy of the Agreement and Plan of Merger is included in this Proxy Statement/Prospectus in Section VIII on page 147.

The Board of Directors of First Alachua is not aware of any other business to be presented to a vote at the Special Meeting.

Only shareholders of record at the close of business on [________________], 2005, will be entitled to notice of and to vote at the Special Meeting or any adjournments. Approval of the Agreement and Plan of Merger requires the affirmative vote of a majority of the outstanding shares of First Alachua common stock on that record date.

The Board of Directors of First Alachua unanimously recommends that shareholders vote FOR approval of the Agreement and Plan of Merger.

BY ORDER OF THE BOARD OF DIRECTORS

By:
Jerry M. Smith
President and Chairman of the Board
Alachua, Florida [___________], 2005

Whether or not you plan to attend the Special Meeting, please complete, date, and sign the enclosed form of proxy and promptly return it in the enclosed postage paid return envelope in order to ensure that your shares will be represented at the Special Meeting.

Sections 607.1301 - 607.1333 of the Florida Business Corporation Act provides that each First Alachua shareholder may dissent from the Agreement and Plan of Merger and demand payment of the fair value of his or her shares in cash if the merger is consummated. The right of any shareholder to receive such payment is contingent upon strict compliance with the provisions of Sections 607.1301 - 607.1333 of the Florida Business Corporation Act. We have included for your review the full text of Sections 607.1301 - 607.1333 of the Florida Business Corporation Act in Section X of the accompanying Proxy Statement/Prospectus, beginning on page 213. See “DESCRIPTION OF THE MERGER - Dissenters’ Rights of Appraisal” in the accompanying Proxy Statement/Prospectus, page 41.

i

TABLE OF CONTENTS

Page
Executive Compensation Tables	91
Equity Compensation Plan Information	92
Incentive Compensation and Stock Purchase Plans	92
Retirement Plans	93
Transactions with Management and Related Parties	95
Five-Year Performance Graph	95

SECTION VI	97
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003	97
Executive Overview	98
Pending Acquisition	99
Previous Acquisitions	99
Earnings Analysis	100
Net Interest Income	100
Provision for Loan Losses	104
Noninterest Income	105
Noninterest Expense	106
Income Taxes	107
Financial Condition	108
Loans	108
Allowance for Loan Losses	110
Risk Element Assets	113
Investment Securities	116
Deposits and Funds Purchased	119
Liquidity And Capital Resources	120
Dividends	123
Legal Developments	123
Off-Balance Sheet Arrangements	123
Accounting Policies	124
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004	127
Management’s Discussion and Analysis of Financial Condition	127
Results of Operations	129
Financial Condition	133
Liquidity and Capital Resources	135
Accounting Policies	138
Quantitative and Qualitative Disclosure About Market Risk	142
Financial Assets and Liabilities Market Risk Analysis	144
Quarterly Financial Data (Unaudited)	145

SECTION VII	146
SHAREOWNER PROPOSALS	146
EXPERTS	146
LEGAL MATTERS	146
OTHER MATTERS	146
PRO FORMA FINANCIAL INFORMATION	146

SECTION VIII	147
AGREEMENT AND PLAN OF MERGER BY AND AMONG CAPITAL CITY BANK GROUP, INC., FIRST ALACHUA BANKING CORPORATION AND FIRST NATIONAL BANK OF ALACHUA, DATED AS OF FEBRUARY 3, 2005	147

SECTION IX	211
BANK PLAN OF MERGER	211

SECTION X	213
DISSENTERS’ RIGHTS OF APPRAISAL	213

TABLE OF CONTENTS

Page
SECTION XI	225
FAIRNESS OPINION OF SUNTRUST ROBINSON HUMPHREY	225

SECTION XII	229
CAPITAL CITY BANK GROUP FINANCIAL STATEMENTS	229

SECTION I

WHERE YOU CAN FIND MORE INFORMATION ABOUT CCBG

CCBG files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials CCBG files with the SEC at the SEC’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a Web site that contains reports, proxy and information statements and other information about CCBG. The address of the SEC Web site is http://www.sec.gov.

CCBG filed a Registration Statement on Form S-4 to register with the SEC the shares that CCBG will issue to First Alachua shareholders in the merger. This Proxy Statement/Prospectus is a part of that Registration Statement. Because the rules and regulations of the SEC allow the omission of certain portions of the Registration Statement from this document, this Proxy Statement/Prospectus does not include all of the information contained in the Registration Statement. For further information about CCBG and the securities offered in this Proxy Statement/Prospectus, you should review the Registration Statement at the SEC’s Public Reference Room or on its Web site.

CCBG's internet website is www.ccbg.com. CCBG's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d), and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through the website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. In addition, you may obtain free of charge any such documents filed by or furnished to the SEC by CCBG by requesting them from CCBG at the address or telephone number listed on page 6.

PLEASE NOTE

Neither CCBG nor First Alachua has authorized anyone to give any information or make any statement about the merger or either company that differs from, or adds to, the information in the Proxy Statement/Prospectus or in other documents filed with the SEC. Therefore, if anyone gives you different or additional information, you should not rely on it.

If you reside in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this Proxy Statement/Prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Proxy Statement/Prospectus does not extend to you.

The information contained in this Proxy Statement/Prospectus speaks only as of its date unless the information specifically indicates that another date applies.

Information in this Proxy Statement/Prospectus about CCBG has been supplied by CCBG, and information about First Alachua has been supplied by First Alachua.

IMPORTANT INFORMATION ABOUT THE AGREEMENT AND PLAN OF MERGER

The Agreement and Plan of Merger, which is included in this Proxy Statement/Prospectus in Section VIII, beginning on page 147, has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about CCBG or First Alachua.

The Agreement and Plan of Merger contains representations and warranties CCBG and First Alachua made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that CCBG and First Alachua have exchanged in connection with signing the Agreement and Plan of Merger. While CCBG and First Alachua do not believe that these disclosure schedules contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Agreement and Plan of Merger. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, because they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in CCBG’s general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Agreement and Plan of Merger, which subsequent information may or may not be fully reflected in CCBG’s public disclosures.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Proxy Statement/Prospectus (and in other documents filed with the SEC) that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of CCBG’s and First

Alachua’s managements and on information currently available to members of management. These forward-looking statements include information about possible or assumed future results of operations or the performance of CCBG after the merger. Many possible events or factors could cause results or performance to differ materially from those expressed in our forward-looking statements.

You should consider the events or factors detailed in the “RISK FACTORS” section of this Proxy Statement/Prospectus beginning on page 17 when you vote on the merger.

SECTION II

QUESTIONS AND ANSWERS ABOUT THE MEETING

Q(1):	WHAT AM I BEING ASKED TO APPROVE?
A:
You are being asked to approve the Agreement and Plan of Merger providing for, among other things, (a) the merger of First Alachua Banking Corporation with and into Capital City Bank Group, Inc., with Capital City Bank Group, Inc. being the resulting financial holding company, and (b) the merger of First National Bank of Alachua with and into Capital City Bank, with Capital City Bank being the resulting bank.

Q(2):	WHY IS FIRST ALACHUA MERGING WITH CCBG?
A:
The merger will enable First Alachua shareholders to hold stock in a larger and more diversified entity whose shares are more widely held and more actively traded. CCBG’s common stock is traded on the Nasdaq National Market under the symbol “CCBG.” We also believe the merger will enable First Alachua to serve better its customers with more products and services. Based upon these and other factors, we believe that the merger is in the best interest of the First Alachua shareholders. We provide the background and more detailed reasons for the merger, starting on page 24.

Q(3):	AS A FIRST ALACHUA SHAREHOLDER, WHAT WILL I RECEIVE IN THE MERGER?
A:
For each share of First Alachua common stock you own, CCBG will pay you a combination of $2,847.04 in cash, plus approximately 71.176 shares of CCBG common stock. There are certain potential adjustments that may reduce the amount of cash or stock that you may receive. Cash will be paid in lieu of issuing fractional shares based upon the average daily closing prices of one share of CCBG common stock (as reported by the Nasdaq National Market) for the 20 consecutive full trading days ending on and including the fifth full trading day prior to the closing date of the merger.

Example: If you own 10 shares of First Alachua common stock, the average daily closing price is $40.00 per share, and there are no adjustments, upon completion of the merger, you will receive 711 shares of CCBG common stock and a check for $28,470.40, plus an additional $30.40 in lieu of your remaining fractional share.

Q(4):	WHAT HAPPENS AS THE MARKET PRICE OF CCBG COMMON STOCK FLUCTUATES?
A:
Because the market value of CCBG common stock will fluctuate before and after the closing date of the merger, the value of the stock you will receive as a result of the merger will fluctuate as well and could decrease in value. However, the Agreement and Plan of Merger provides that First Alachua may terminate the Agreement and Plan of Merger (subject to CCBG’s right to increase the number of CCBG shares to be issued in the merger) at any time during the two-day period commencing at the close of trading on the fifth full trading day prior to the closing date if both (i) the average daily closing price of one share of CCBG common stock is less than or equal to $34, and (ii) the number obtained by dividing the average daily closing price of one share of CCBG common stock by 40 is less than a formula-based weighted average of an index group of 22 bank holding companies.

Q(5):	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?
A:	We expect to complete the merger during the second quarter of 2005.

The merger must be approved by holders of a majority of the First Alachua common stock and by certain regulatory agencies, including the Board of Governors of the Federal Reserve System and the Florida Department of Financial Services. Additional approvals by or notices to other Florida state authorities may be necessary.

Q(6):	WHAT ARE THE U.S. TAX CONSEQUENCES OF THE MERGER TO ME?
A:
We expect that for U.S. federal income tax purposes, your exchange of First Alachua common stock for CCBG common stock in the merger generally will not cause you to recognize any gain or loss. You will, however, have to recognize gain in connection with any cash received in the merger. In addition, shareholders who exercise dissenters’ rights may recognize gain or loss in the exchange of their shares for cash. We urge you to consult your own tax advisers as to the specific tax consequences of the merger to you.

We provide a more detailed review of the U.S. federal income tax consequences of the merger at page 51 of this Proxy Statement/Prospectus.
Q(7):	AS A FIRST ALACHUA SHAREHOLDER, DO I HAVE TO ACCEPT CCBG COMMON STOCK IN EXCHANGE FOR MY SHARES IF THE MERGER IS APPROVED?
A:
No. If you are a First Alachua shareholder and you follow the procedures prescribed by Florida law, you may dissent from the merger and receive the fair value of your stock. If you follow those procedures, you will not receive CCBG common stock. Instead, the fair value of your First Alachua stock, determined in the manner prescribed by Florida law, will be paid to you in cash.

Q(8):	WHAT SHOULD I DO NOW?
A:	Just indicate on your proxy card how you want to vote, sign it and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the Special Meeting.

If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve the merger. If you do not sign and send in your proxy or attend and vote in favor of the merger at the Special Meeting, your failure to vote will count as a vote against the merger. Failure to vote against the merger will not result in a waiver of your right to dissent. However, the failure to vote or a vote against the merger, alone, will not perfect your dissenters’ rights under Florida law.

The meeting is scheduled for May 20, 2005. You are invited to the meeting to vote your shares in person rather than signing and mailing your proxy card. If you do sign your card, you can take back your proxy up to and including the time of the vote at the meeting and either change your vote or attend the meeting and vote in person. We provide more detailed instructions about voting starting on page 20.

Q(9):	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?
A:
No. After the merger is completed, you will be sent written instructions explaining how to exchange your First Alachua common stock certificates for CCBG common stock certificates and the cash portion of the merger consideration.

Q(10):	WHO CAN HELP ANSWER MY QUESTIONS?
A:
If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

Jerry M. Smith, President
First Alachua Banking Corporation
15000 NW 140th Street
Alachua, Florida 32615
(386) 462-1041

SUMMARY

This summary highlights selected information contained elsewhere in this Proxy Statement/Prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire Proxy Statement/Prospectus carefully. We have included page references in this summary to direct you to other places in this Proxy Statement/Prospectus where you can find a more complete description of the topics we have summarized.

The Companies
(See Page 68 for First Alachua, Page 70 for CCBG)

First Alachua Banking Corporation
15000 NW 140th Street
Alachua, Florida 32615
(386) 462-1041

First Alachua Banking Corporation is a financial services company and the parent company of First National Bank of Alachua which was established in 1908. First National Bank of Alachua is headquartered in Alachua, Florida and has assets totaling $229 million in seven banking offices and one mortgage office in north central Florida and one banking office in St. Johns County, Florida. First National Bank of Alachua offers its clients a variety of services including deposit services, loans, ATMs, credit card merchant services, investment services, mortgage lending and business accounts. First National Bank of Alachua’s website is www.fnba.net.

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301
(850) 671-0300

CCBG is a $2.4 billion financial holding company headquartered in Tallahassee, Florida providing traditional deposit and credit services, asset management, trust, mortgage banking, bankcards, data processing and securities brokerage services. Founded in 1895, CCBG has 60 banking offices, 5 residential lending offices, 75 ATMs, and 11 Bank ‘N Shop locations in Florida, Georgia and Alabama. For more information about CCBG, go to www.ccbg.com.

The Merger
(See Page 22)

The Agreement and Plan of Merger provides for CCBG to acquire First Alachua by merging First Alachua with and into CCBG, with CCBG being the resulting corporation. Immediately thereafter, First National Bank of Alachua will merge with and into Capital City Bank, with Capital City Bank being the resulting bank. A copy of the Agreement and Plan of Merger is included in this Proxy Statement/Prospectus in Section VIII on page 147. We encourage you to read the Agreement and Plan of Merger because it is the legal document that governs the merger.

Background of the Merger
(See Page 24)

In April 2004, Jerry M. Smith, Chief Executive Officer and controlling shareholder of First Alachua, contacted representatives of SunTrust Robinson Humphrey to discuss possible strategic alternatives, because he had concerns about management succession. Immediately thereafter, management of First Alachua and SunTrust Robinson Humphrey began gathering the appropriate information and developing a confidential memorandum describing First Alachua that could be distributed to potential interested parties.

Upon completion of the confidential memorandum, in mid-July 2004, SunTrust Robinson Humphrey contacted 25 potential acquirers with respect to First Alachua. Nine entities signed confidentiality agreements and requested the confidential memorandum on First Alachua. Of these nine entities, two entities provided bids to First Alachua on August 26, 2004. After requesting the two bidders to enhance their bids and reviewing the revised bids with SunTrust Robinson Humphrey, Mr. Smith concluded that it would be preferable to pursue a transaction with CCBG.

After SunTrust Robinson Humphrey and First Alachua’s counsel conducted due diligence on CCBG in October and November and SunTrust Robinson Humphrey conducted intensive due diligence with CCBG management in late November 2004, Mr. Smith called a meeting of the board of directors of First Alachua to apprise the directors of the potential transaction with CCBG. SunTrust Robinson Humphrey and First Alachua’s counsel reviewed the terms of the transaction with the board of directors of First Alachua. The board of directors of First Alachua unanimously agreed to pursue the opportunity with CCBG.

On February 3, 2005, after extensive additional discussion and deliberation, the boards of directors of First Alachua and First National Bank of Alachua approved the Agreement and Plan of Merger and authorized Mr. Smith to execute the agreement on behalf of both entities.

Our Reasons for the Merger and Recommendation to First Alachua Shareholders
(See Page 26)

The First Alachua Board of Directors believes that the merger is in the best interests of First Alachua and its shareholders. The First Alachua Board of Directors has unanimously approved the Agreement and Plan of Merger. In deciding to approve the Agreement and Plan of Merger, the First Alachua Board of Directors considered a number of factors, including:

•	the value of the consideration to be received by First Alachua shareholders relative to the book value and earnings per share of First Alachua common stock;

•	certain information concerning the financial condition, results of operations and business prospects of CCBG;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the proposed transaction with CCBG;

•	the alternatives to the merger, including remaining an independent institution;

•	the previous experience of management of CCBG in completing acquisition transactions;

•	the expanded range of banking services that the merger will allow First Alachua to provide to its customers;

•	the competitive and regulatory environment for financial institutions generally;

•
the fact that the merger will enable First Alachua shareholders to exchange their shares of First Alachua common stock, in a partially tax-free transaction, for cash and shares of common stock of a larger company, the stock of which is more widely held and more liquid than that of First Alachua; and

•
the opinion of SunTrust Robinson Humphrey that the consideration to be received by First Alachua shareholders as a result of the merger is fair to First Alachua shareholders from a financial point of view.

The CCBG Board of Directors believes that the merger is in the best interests of CCBG and its shareowners. The CCBG Board of Directors has unanimously approved the Agreement and Plan of Merger. In deciding to approve the Agreement and Plan of Merger, the CCBG Board of Directors considered a number of factors, including:

•	a review, based in part on a presentation by CCBG’s management, of

-    the business, operations, earnings, and financial condition, including the capital levels and asset quality, of First Alachua on historical, prospective, and pro forma bases and in comparison to other financial institutions in the area; and

-    the demographic, economic, and financial characteristics of the Alachua and St. Johns County markets, including existing competition, history of the market area with respect to financial institutions, and average demand for credit, on historical and prospective bases.

•	the results of CCBG’s due diligence review of First Alachua;

•	the likelihood of regulators approving the merger without undue conditions or delay;

•	the compatibility and the community bank orientation of both CCBG and First Alachua; and

•	a variety of factors affecting and relating to the overall strategic focus of CCBG.

The Boards of Directors of First Alachua and CCBG believe that the merger will result in a company with expanded opportunities for profitable growth and that the combined resources and capital of First Alachua and CCBG will provide the combined company with greater ability to compete in the changing and competitive financial services industry.

The First Alachua Board believes that the merger of First Alachua with and into CCBG is in the best interests of First Alachua and First Alachua’s shareholders. The First Alachua Board unanimously recommends that you vote FOR the merger.

Summary of SunTrust Robinson Humphrey Opinion to the Board of Directors of First Alachua
(See Page 27)

In deciding to approve the merger, we have considered an opinion from our financial adviser, SunTrust Robinson Humphrey, that the price to be paid to First Alachua shareholders is fair to First Alachua shareholders, from a financial point of view. The full text of this opinion is included in this Proxy Statement/Prospectus in Section XI on page 225. We encourage you to read this opinion.

First Alachua Special Shareholder Meeting
(See Page 20)

The Special Meeting will be held at First National Bank of Alachua, located at 15000 NW 140th Street, Alachua, Florida 32615, on Friday, May 20, 2005, at [__]:00 [__].m., Eastern Time. The First Alachua Board of Directors is soliciting proxies for use at the Special Meeting. At the Special Meeting, the First Alachua Board of Directors will ask the First Alachua shareholders to vote on a proposal to approve the Agreement and Plan of Merger.

Record Date for Special Shareholder Meeting
(See Page 20)

You may vote at the Special Meeting if you owned shares of First Alachua common stock of record as of the close of business on [_______________], [_______________], 2005. You will have one vote for each share of First Alachua common stock you owned as of that date. You may revoke your proxy at any time prior to or at the time of the vote at the Special Meeting.

Vote Required
(See Page 20)

Shareholders holding a majority of the outstanding shares of First Alachua common stock entitled to vote at the Special Meeting must be present in person or by proxy at the Special Meeting in order to form a quorum.

In order to approve the merger, however, shareholders holding a majority of the outstanding shares of First Alachua common stock must approve the Agreement and Plan of Merger. At the record date, all directors and executive officers of First Alachua as a group (___ persons) could vote approximately ________ shares of First Alachua common stock, constituting approximately _____% of the total number of shares of First Alachua common stock outstanding at that date. The First Alachua directors have committed to vote their shares of First Alachua common stock in favor of the merger.

What First Alachua Shareholders will Receive
(See Page 36)

Under the Agreement and Plan of Merger and subject to certain potential adjustments, CCBG will pay First Alachua shareholders $2,847.04 in cash, plus approximately 71.176 shares of CCBG common stock for each share of First Alachua common stock that they own.

First Alachua shareholders will not receive fractional shares of CCBG common stock. Instead, they will receive a payment for any fractional shares based on the average of the daily closing sales prices of one share of CCBG common stock, as reported by the Nasdaq National Market, for the 20 consecutive full trading days ending on and including the fifth full trading day prior to the closing date of the merger.

In addition, as a condition to the merger, First Alachua must have, immediately prior to the effective date of the merger, a net worth of at least $25.375 million, subject to certain adjustments. Based on First Alachua’s last call report filed with the FDIC, as of December 31, 2004, First Alachua had an unaudited net worth of approximately $25.392 million. Based on CCBG’s closing market price on the Nasdaq National Market on February 3, 2005 (the day prior to the public announcement of the Agreement and Plan of Merger), shareholders would receive total aggregate consideration of approximately $58.0 million, or $5,690.53 per share (assuming 10,186 First Alachua common shares are outstanding).

Once the merger is complete, CCBG’s transfer agent will mail you materials and instructions for exchanging your First Alachua stock certificates for CCBG stock certificates and the cash portion of the consideration. You should not send in your First Alachua stock certificates until you receive the transmittal materials and instructions from CCBG’s transfer agent.

Regulatory Approvals
(See Page 38)

We cannot complete the merger until we receive the approval of the Board of Governors of the Federal Reserve System and the Florida Department of Financial Services. CCBG and First Alachua have filed applications with the Federal Reserve Board and the Florida Department of Financial Services seeking approval of the merger. The approvals of these regulators may impose conditions or restrictions that, in the opinion of CCBG and/or First Alachua, would have a material adverse effect on the economic or business benefits of the merger. In that event, CCBG and First Alachua may terminate the Agreement and Plan of Merger by mutual consent.

Conditions to the Merger
(See Page 37)

The completion of the merger depends upon CCBG and First Alachua satisfying a number of conditions, including:

•	the holders of a majority of the outstanding First Alachua common stock must approve the Agreement and Plan of Merger;

•	First Alachua must have a minimum net worth of at least $25.375 million, subject to certain adjustments;

•	CCBG and First Alachua must receive all required regulatory approvals and any waiting periods required by law must have passed; and

•	CCBG and First Alachua must each receive a legal opinion confirming the tax-free nature of the merger.

Termination of the Agreement and Plan of Merger
(See Page 39)

Either CCBG or First Alachua may terminate the Agreement and Plan of Merger without completing the merger if, among other things, any of the following occurs:

•	the merger is not completed by August 31, 2005;

•	the holders of a majority of the outstanding shares of First Alachua common stock do not approve the Agreement and Plan of Merger; or

•	the other party breaches or materially fails to comply with any of its representations or warranties, covenants or obligations under the Agreement and Plan of Merger.

First Alachua may terminate the Agreement and Plan of Merger without completing the merger if both:

•	the adjusted average daily closing price of CCBG common stock is less than or equal to $34.00; and

•	the quotient obtained by dividing the average closing price by 40 is less than a formula based on the weighted average of the closing prices of an index group of 22 bank holding companies.

CCBG may terminate the Agreement and Plan of Merger without completing the merger:

•
in the event that the due diligence investigation of First Alachua by CCBG results in a finding of an event or circumstance that has had or is reasonably likely to have a material adverse effect on First Alachua’s financial position or business;

•
if the audit opinion of First Alachua’s auditor is qualified and the total capital of First Alachua as of September 30, 2004 is not readily determinable by First Alachua’s auditor, and if CCBG and First Alachua cannot agree upon appropriate audit adjustments within 30 days of delivery of the audit opinion from First Alachua’s auditor; or

•	in the event that the Board of Directors of First Alachua or First National Bank of Alachua does not reaffirm its approval of the Agreement and Plan of Merger.

Dissenters’ Rights of Appraisal
(See Page 41 and Page 213)

Each holder of First Alachua common stock as of the record date who perfects his or her rights is entitled to the dissenters’ rights of appraisal under the Florida Business Corporation Act, subject to compliance with the procedures set forth in those dissenters’ rights of appraisal provisions. Pursuant to Section 607.1302 of the Florida Business Corporation Act, a First Alachua shareholder who does not wish to accept the shares of CCBG common stock to be received pursuant to the terms of the Agreement and Plan of Merger may dissent from the merger and elect to receive the fair value of his or her shares immediately prior to the completion of the merger. A copy of the dissenters’ rights of appraisal statute under the Florida Business Corporation Act is set forth in this Proxy Statement/Prospectus in Section X on page 213 and a summary is included under “DESCRIPTION OF THE MERGER - Dissenters’ Rights of Appraisal.”

Interests of Officers and Directors in the Merger that are Different from Yours
(See Page 48)

Certain members of First Alachua’s management and Board of Directors have interests in the merger that are in addition to their interests as shareholders of First Alachua.

Jerry M. Smith, Chairman, President and Chief Executive Officer, will be paid a bonus of up to $1,000,000 by either CCBG or Capital City Bank upon the successful completion of the merger and will enter into a three-year employment agreement with CCBG.

The Agreement and Plan of Merger contains provisions for the indemnification of First Alachua directors, officers and employees by CCBG, and provisions for the officers and employees of First Alachua to receive certain employee benefits that CCBG already provides to its officers and employees.

In addition, the Agreement and Plan of Merger contains provisions for CCBG to provide directors’ and officers’ liability insurance (with certain cost restraints) to First Alachua’s officers and directors, for three years after the effective time of the merger.

The CCBG and First Alachua Boards of Directors were aware of these interests and took them into account in approving the Agreement and Plan of Merger.

Important Federal Income Tax Consequences of the Merger
(See Page 51)

It is anticipated that CCBG, First Alachua and their shareowners will not recognize any gain or loss for U.S. federal income tax purposes from the merger, except for the cash portion of the consideration paid to First Alachua shareholders for their First Alachua common stock and where First Alachua shareholders receive cash instead of fractional shares. Both CCBG and First Alachua will receive a legal opinion to that effect. Forms of these legal opinions are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part. However, the opinions do not bind the Internal Revenue Service, which could take a different view. In addition, this tax treatment will not apply to any First Alachua shareholder who receives cash for his or her shares due to the exercise of dissenters’ rights. Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated, and the tax treatment also may depend upon facts that are unique to your specific situation. Accordingly, you should consult your own tax adviser for a full understanding of the tax consequences of the merger.

Accounting Treatment of the Merger
(See Page 52)

The merger will be accounted for as a “purchase,” as that term is used under accounting principles generally accepted in the United States, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of First Alachua as of the effective time of the merger will be recorded at their respective fair values and added to those of CCBG. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of CCBG issued after the merger would reflect such fair values and would not be restated retroactively to reflect the historical financial position or results of operations of First Alachua.

Certain Differences in Shareholders’ Rights
(See Page 55)

When the merger is consummated, First Alachua shareholders, whose rights are governed by First Alachua’s Articles of Incorporation and Bylaws, as amended, and by the Florida Business Corporation Act, will automatically become CCBG shareowners, and their rights as CCBG shareowners will be determined by CCBG’s Articles of Incorporation and Bylaws and by the Florida Business Corporation Act. The rights of CCBG shareowners differ from the rights of First Alachua shareholders in certain important respects. For example:

•
CCBG’s Articles of Incorporation and Bylaws contain certain provisions designed to assist the CCBG Board of Directors with protecting the interests of CCBG and its shareowners if any group or person attempts to acquire control of CCBG, while First Alachua's do not.

•	CCBG is authorized to issue both common and preferred stock (which has not been designated), whereas First Alachua has only Class A common stock and Class B common stock authorized.

•
The affirmative vote of the holders of at least two-thirds of all the issued and outstanding voting shares of capital stock is required to amend certain provisions of CCBG’s Articles of Incorporation, including provisions relating to shareowner meetings, nomination, election and removal of directors, acquisition offers, indemnification, and amendments. Amendment of the First Alachua Articles of Incorporation only requires a majority of the outstanding shares of capital stock.

•
CCBG has a classified Board of Directors, divided into three classes. Each class serves a three-year term with one class's term expiring each year. The effect of CCBG having a classified Board of Directors is that only approximately one-third of the members of the Board is elected each year. First Alachua does not have a classified board, and each director of First Alachua is subject to annual elections.

•
CCBG's bylaws expand the Florida Business Corporation Act's statutory scheme of indemnification of officers and directors by providing for the mandatory indemnification of any of its officers and directors for costs and expenses actually and reasonably incurred in connection with a legal proceeding, regardless of whether the officer or director is successful on the merits or otherwise, including amounts paid in settlement of such a proceeding, to the fullest extent permitted by the Florida Business Corporation Act, and requires advancement of such costs and other expenses during pending proceedings. The Board of Directors also has discretionary ability to provide indemnification with respect to other persons, such as agents and employees. Indemnification of First Alachua’s directors, officers, employees, and other agents is provided pursuant to the Florida Business Corporation Act. Neither the Articles of Incorporation nor the Bylaws of First Alachua provide for an expansion of the indemnification rights provided under the Florida Business Corporation Act.

•
CCBG’s Articles of Incorporation expressly require the Board of Directors to consider all factors it deems relevant in evaluating a proposed share exchange, tender offer, merger, consolidation, or other similar transaction. Under the Florida Business Corporation Act, First Alachua's Board of Directors may rely upon such factors as the directors deem relevant in evaluating such transactions.

•
CCBG’s Bylaws provide that any action required or permitted to be taken at a meeting of shareowners may not be effected by the written consent of the shareowners entitled to vote on the action, whereas First Alachua’s Bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action taken, shall be signed by all of the shareholders entitled to vote with respect to the relevant subject matter.

•
Because CCBG's common stock is traded on the Nasdaq National Market, shareowners of CCBG generally do not have dissenters' rights of appraisal under the Florida Business Corporation Act, whereas First Alachua's shareholders do.

Comparative Market Prices of Common Stock
(See Page 64)

CCBG common stock is traded on the Nasdaq National Market under the symbol “CCBG.” First Alachua common stock is not traded in any established market. On February 3, 2005, the last day prior to the public announcement of the Agreement and Plan of Merger, the last reported sale price per share of CCBG common stock on the Nasdaq National Market was $39.95. Based on the combined $2,847.04 in cash and the exchange ratio of approximately 71.176 shares of CCBG stock for each share of stock, the resulting equivalent pro forma price per share of First Alachua common stock would have been $5,690.53.

To the knowledge of First Alachua, the most recent sale of First Alachua common stock prior to February 3, 2005, the last day prior to the public announcement of the Agreement and Plan of Merger was on January 30, 2002, which was a sale of 25 shares for a purchase price of $1,537.67 per share. To the knowledge of First Alachua, there have been no sales since the announcement of the merger. There can be no assurance as to what the market price of the CCBG common stock will be if and when the merger is consummated.

Listing of CCBG Common Stock
(See Page 54)

CCBG will list the shares of CCBG common stock to be issued in connection with the merger on the Nasdaq National Market.

Risk Factors
(See Page 17)

An investment in CCBG common stock involves risks. In determining whether to approve the Agreement and Plan of Merger, you should consider the various risks associated with an investment in CCBG common stock as more fully described in the “Risk Factors” section beginning on page 17.

Recent Developments in CCBG’s Business

On March 19, 2004, Capital City Bank completed its merger with Quincy State Bank, a former affiliate of Synovus Financial Corp. Results of Quincy’s operations have been included in CCBG’s consolidated financial statements since March 20, 2004. Quincy had $116.6 million in assets with one office in Quincy, Florida and one office in Havana, Florida. The transaction was accounted for as a purchase and resulted in approximately $14.9 million of intangible assets, including approximately $12.5 million in goodwill and a core deposit intangible of $2.4 million. The core deposit intangible is being amortized over a seven-year period.

On October 15, 2004, CCBG completed its merger with Farmers and Merchants Bank. Results of Farmers and Merchants Bank’s operations have been included in CCBG’s consolidated financial statements since October 16, 2004. Farmers and Merchants Bank had $411 million in assets with three full-service offices in Laurens County, Georgia. The transaction was accounted for as a purchase and resulted in approximately $41.1 million of intangible assets, including approximately $34.7 million in goodwill, a core deposit intangible of $5.9 million and a non-compete agreement of approximately $0.5 million. The core deposit intangible is being amortized over a seven-year period and the non-compete is being amortized over a two-year period.

Selected Financial Data

The following table presents selected consolidated financial data for CCBG for the nine-month periods ended September 30, 2003 and 2004, and for the five-year period ended December 31, 2003. The CCBG information is based on the consolidated financial statements contained in reports CCBG filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. These financial statements are included in this Proxy Statement/Prospectus in Section XII, beginning on page 229. See “WHERE YOU CAN FIND MORE INFORMATION ABOUT CCBG,” on page 1. You should read the following tables in conjunction with the consolidated financial statements of CCBG described above and the footnotes to them.

Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the management of CCBG, all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair statement of interim results of operations of CCBG have been included. With respect to CCBG, results for the nine-month period ended September 30, 2004 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

Capital City Bank Group, Inc. and Subsidiary

	At or for the nine months ended September 30,		At or for the year ended December 31,
(Dollars in Thousands, Except Per Share Data) (1)	2004	2003	2003	2002	2001	2000	1999

Interest Income	$71,595	$71,807	$94,830	$104,165	$117,156	$107,720	$98,221
Net Interest Income	61,788	60,307	79,991	81,662	68,907	61,486	56,974
Provision for Loan Losses	1,841	2,586	3,436	3,297	3,983	3,120	2,440
Net Income	22,109	19,097	25,193	23,082	16,866	18,153	15,252

Per Common Share:
Basic Net Income	$1.67	$1.44	$1.91	$1.75	$1.27	$1.43	$1.20
Diluted Net Income	1.67	1.44	1.90	1.74	1.27	1.43	1.20
Cash Dividends Declared	.540	.476	.656	.502	.476	.436	.442
Diluted Book Value	16.48	15.00	15.27	14.08	12.86	11.61	10.36

Based on Net Income:
Return on Average Assets	1.55%	1.42%	1.40%	1.34%	0.99%	1.24%	1.06%
Return on Average Equity	13.98%	13.11%	12.82%	12.85%	10.00%	12.99%	11.64%
Dividend Payout Ratio	31.70%	32.94%	34.51%	28.87%	37.48%	30.49%	36.83%

Averages for the Period:
Loans, Net of Unearned Interest	$1,457,826	$1,314,173	$1,318,080	$1,256,107	$1,184,290	$1,002,122	$884,323
Earning Assets	1,697,081	1,620,774	1,624,680	1,556,500	1,534,548	1,315,024	1,291,262
Assets	1,900,601	1,799,955	1,804,895	1,727,180	1,704,167	1,463,612	1,444,069
Deposits	1,513,787	1,425,308	1,431,808	1,424,999	1,442,916	1,207,103	1,237,405
Long-Term Debt	53,560	59,878	55,594	30,423	15,308	13,070	17,274
Shareowners’ Equity	211,315	194,784	196,588	179,652	168,652	139,738	131,058

Period-End Balances:
Loans, Net of Unearned Interest	$1,540,650	$1,322,888	$1,341,632	$1,285,221	$1,243,351	$1,051,832	$928,486
Earning Assets	1,744,677	1,647,201	1,648,818	1,636,472	1,626,841	1,369,294	1,263,296
Assets	1,951,793	1,854,423	1,846,502	1,824,771	1,821,423	1,527,460	1,430,520
Deposits	1,570,547	1,485,441	1,474,205	1,434,200	1,550,101	1,268,367	1,202,658
Long-Term Debt	62,930	38,016	46,475	71,745	13,570	11,707	14,258
Shareowners’ Equity	219,069	198,891	202,809	186,531	171,783	147,607	132,216
Equity to Assets Ratio	11.22%	10.73%	10.98%	10.22%	9.43%	9.66%	9.24%

Other Data:
Basic Average Shares Outstanding	13,282,090	13,221,838	13,222,487	13,225,285	13,241,957	12,732,749	12,718,681
Shareowners of Record	1,591	1,532	1,512	1,457	1,473	1,599	1,362
Banking Locations	57	57	57	54	56	56	48
Full-Time Equivalent Associates	825	791	795	781	787	791	678

(1)	All shares and per share data have been adjusted to reflect the 5-for-4 stock split effective June 13, 2003.

RISK FACTORS

In addition to the other information contained in this Proxy Statement/Prospectus, in deciding whether to approve the Agreement and Plan of Merger, you should consider the various risks associated with an investment in CCBG common stock, including, but not limited to the following:

CCBG may have difficulties integrating First Alachua’s operations into CCBG’s operations.

The merger involves the integration of two companies that have previously operated independently of each other. Successful integration of First Alachua’s operations will depend primarily on CCBG’s ability to consolidate its operations, systems and procedures into those of CCBG and to eliminate redundancies and costs. We may not be able to integrate our operations without encountering difficulties including, without limitation:

•	the loss of key employees and customers;

•	possible inconsistencies in standards, control procedures and policies; and

•	unexpected problems with costs, operations, personnel, technology or credit.

In determining that the merger is in the best interests of CCBG and First Alachua, as the case may be, the Board of Directors of each of CCBG and First Alachua considered that enhanced earnings may result from the consummation of the merger, including from the reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, we cannot assure that any enhanced earnings or cost savings will actually occur from the merger.

There is a limited market for shares of CCBG common stock.

While CCBG common stock is listed and traded on the Nasdaq National Market, there has been limited trading activity in CCBG common stock. The average daily trading volume of CCBG common stock over the twelve-month period ending December 31, 2004 was approximately 10,761 shares. CCBG does not anticipate that the merger will cause any significant improvements in the trading of CCBG common stock.

CCBG and Capital City Bank are subject to extensive governmental regulation.

CCBG and Capital City Bank are subject to extensive governmental regulation. CCBG, as a financial holding company, is regulated primarily by the Federal Reserve. Capital City Bank is a commercial bank chartered by the State of Florida and regulated by the Federal Reserve, the Federal Deposit Insurance Corporation and the Florida Department of Financial Services. These federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon CCBG and Capital City Bank. Any such restrictions imposed by federal and state bank regulators could affect the profitability of CCBG and Capital City Bank.

The financial institution industry is very competitive.

CCBG and Capital City Bank compete directly with financial institutions that are well established and have significantly greater resources and lending limits than CCBG and Capital City Bank. As a result of those greater resources, the large financial institutions may be able to provide a broader range of services to their customers than CCBG and may be able to afford newer and more sophisticated technology than CCBG. The long-term success of CCBG will be dependent on the ability of Capital City Bank to compete successfully with other financial institutions in its service areas.

Management of CCBG holds a large portion of CCBG common stock.

As of the record date, the directors and executive officers of CCBG beneficially owned about ___ million shares of CCBG common stock, or ___%, of the total outstanding shares of CCBG. As a result, CCBG’s management has significant control of CCBG.

CCBG’s Articles of Incorporation and Bylaws may prevent or delay a takeover by another company.

CCBG’s Articles of Incorporation permit the Board of Directors of CCBG to issue preferred stock without shareowner action. The ability to issue preferred stock could discourage a company from attempting to obtain control of CCBG by means of a tender offer, merger, proxy contest or otherwise. Additionally, CCBG’s Articles of Incorporation and Bylaws divide the Board of Directors of CCBG into three classes, as nearly equal in size as possible, with staggered three-year terms. One class is elected each year. The classification of the Board of Directors could make it more difficult for a company to acquire control of CCBG. CCBG is also subject to certain provisions of the Florida Business Corporation Act and the CCBG Articles of Incorporation which relate to business combinations with interested shareowners.

The fairness opinion obtained by First Alachua will not reflect changes in circumstances between the signing of the Agreement and Plan of Merger and the closing date.

First Alachua has not obtained an updated opinion as of the date of this document from its financial adviser. Changes in the operations and prospects of First Alachua, general market and economic conditions and other factors which may be beyond the control of First Alachua, and on which the fairness opinion was based, may alter the value of First Alachua or the prices of shares of First Alachua common stock and shares of CCBG common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. For a description of the opinion that First Alachua received from its financial adviser, please refer to “DESCRIPTION OF THE MERGER - Summary of SunTrust Robinson Humphrey Opinion to the Board of Directors of First Alachua” on page 27.

Because the market price of CCBG common stock may fluctuate, you cannot be sure of the value of the merger consideration that you will receive.

Upon completion of the merger, and subject to certain potential adjustments, each share of First Alachua common stock will be converted into merger consideration consisting of $2,847.04 in cash and approximately 71.176 shares of CCBG common stock pursuant to the terms of the Agreement and Plan of Merger. The price of CCBG common stock may increase or decrease before or after completion of the merger and, therefore, the implied value of the stock portion of the merger consideration may be higher or lower than the implied value of the stock portion of the merger consideration on February 3, 2005 or the closing time of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

If, at the effective time, the CCBG stock does not constitute at least 45% of the merger consideration, the parties will re-evaluate the transaction before consummating the merger.

As a condition to the merger, at the effective time, each of Gunster, Yoakley & Stewart, P.A., counsel to CCBG, and Smith, Gambrell & Russell, LLP, counsel to First Alachua, is expected to opine that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that neither CCBG nor First Alachua will recognize gain or loss by reason of the merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain or loss recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). If at the effective time, however, the CCBG stock does not constitute at least 45% of the merger consideration, the firms will re-evaluate the transaction to determine whether to issue the referenced tax opinions, and the parties will re-evaluate the transaction before consummating the merger. If the parties re-evaluate the transaction in this event, the parties may decide not to consummate the merger or may renegotiate the terms of the merger.

We may not receive required regulatory approvals.

Such approvals, if received, may be subject to adverse regulatory conditions. Before the merger may be completed, various approvals must be obtained from the Board of Governors of the Federal Reserve System and the Florida Department of Financial Services. We cannot guarantee that we will receive all required regulatory approvals in order to complete the merger. In addition, some of the governmental authorities from whom those approvals must be obtained may impose conditions on the completion of the merger or require changes in the terms of the merger. These conditions or changes could have the effect of delaying the merger or imposing additional costs or limiting the possible revenues of the combined company.

CCBG’s financial success depends in part on the successful integration of its recent acquisitions.

CCBG’s future growth and profitability depends, in part, on its ability to complete successfully its acquisition of First Alachua and manage the combined operations as well as the operations of Farmers and Merchants Bank, which was acquired on October 15, 2004 and Quincy State Bank, which was acquired on March 14, 2004. For the acquisitions to be successful, CCBG will have to succeed in combining the personnel and operations of CCBG, First Alachua, Farmers and Merchants Bank and Quincy State Bank and in achieving expense savings by eliminating selected redundant operations. We cannot assure you that our plan to integrate and operate the combined operations will be timely or efficient, or that we will successfully retain existing customer relationships of First National Bank of Alachua.

First Alachua Directors and Executive Officers Have Interests in the Merger Besides Those of a Shareholder.

Some of First Alachua’s executive officers participated in negotiations of the Agreement and Plan of Merger with CCBG, and the board of directors approved the Agreement and Plan of Merger and is recommending that First Alachua shareholders vote for the Agreement and Plan of Merger. In considering these facts and the other information contained in this Proxy Statement/Prospectus, you should be aware that First Alachua’s executive officers and directors have financial interests in the merger besides being First Alachua shareholders. Please refer to “Interests of Certain Persons in the Merger” on page 48. These interests include:

Jerry M. Smith, Chairman, Chief Executive Officer and President, will be paid a bonus of up to $1,000,000 by either CCBG or Capital City Bank upon the successful completion of the merger and will enter into a three-year employment agreement with CCBG.

The Agreement and Plan of Merger contains provisions for the indemnification of First Alachua directors, officers and employees by CCBG, and provisions for the officers and employees of First Alachua to receive certain employee benefits that CCBG already provides to its officers and employees.

In addition, the Agreement and Plan of Merger contains provisions for providing directors’ and officers’ liability insurance (with certain cost restraints), for three years after the effective time of the merger.

MEETING OF FIRST ALACHUA SHAREHOLDERS

Date, Place, Time, and Purpose

The First Alachua Board of Directors is sending you this Proxy Statement/Prospectus in connection with the solicitation by the First Alachua Board of Directors of proxies for use at the Special Meeting. CCBG will pay the filing fees and one-half of the printing costs incurred in connection with this Proxy Statement/Prospectus and the registration statement of which this Proxy Statement/Prospectus is a part. First Alachua will pay one-half of the printing costs. At the Special Meeting, the First Alachua Board of Directors will ask you to vote on a proposal to approve the Agreement and Plan of Merger. First Alachua will pay all other costs associated with the solicitation of proxies for the Special Meeting. The Special Meeting will be held at First National Bank of Alachua, located at 15000 NW 140th Street, Alachua, Florida 32615, on Friday, May 20, 2005, at [__]:00 [__].m., Eastern Time.

Record Date, Voting Rights, Required Vote, and Revocability of Proxies

First Alachua has set the close of business on [__________________], [__________________], 2005, as the record date for determining the holders of First Alachua common stock entitled to notice of and to vote at the Special Meeting. Only holders of First Alachua common stock of record on the books of First Alachua at the close of business on the record date are entitled to notice of and to vote at the Special Meeting. As of the record date, First Alachua had 4,456 shares of Class A common stock and 5,730 shares of Class B common stock outstanding. First Alachua has no other classes of authorized capital stock. First Alachua shareholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of First Alachua common stock.

The Class B common stock was created in connection with the assumption by First Alachua of debt of certain Class B shareholders. While the debt was outstanding, Class A shareholders were entitled to dividend and liquidation preferences. The principal and interest on the debt related to the Class B common stock was repaid in full and retired as of March 26, 1990. Thus, the Class A common stock and Class B common stock currently have identical rights, preferences and limitations.

The executive officers and directors of First Alachua have committed to vote their shares in favor of the merger. CCBG holds no shares of First Alachua common stock.

You are entitled to one vote for each share of First Alachua common stock (whether Class A or Class B) you own on the record date. Pursuant to Sections 607.1103 and 607.1004 of the Florida Business Corporation Act, both Class A common stock and Class B common stock will vote together as a single voting group. Shareholders holding a majority of the outstanding shares of First Alachua common stock entitled to vote at the Special Meeting must be present, in person or by proxy, at the Special Meeting to form a quorum. In order to approve the merger, shareholders holding at least a majority of the outstanding shares of First Alachua common stock must approve the Agreement and Plan of Merger. Consequently, abstentions and broker non-votes, as well as instructions to withhold authority to vote, will have the same effect as a vote “against” the Agreement and Plan of Merger.

Failure either to vote by proxy or in person at the Special Meeting will have the same effect as a vote cast “against” approval of the Agreement and Plan of Merger and the transactions contemplated therein.

Persons named as proxies will vote shares of First Alachua common stock in accordance with the instructions on the proxies if such proxies are properly executed, received in time, and not revoked. If the proxy does not contain instructions on how to vote, persons named as proxies will vote for approval of the Agreement and Plan of Merger. If any other matters properly come before the Special Meeting, the persons named as proxies will vote upon such matters according to their judgment. If necessary, such persons may vote in favor of a proposal to adjourn the Special Meeting in order to permit further solicitation of proxies in the event there are not sufficient votes to approve the Agreement and Plan of Merger at the time of the Special Meeting. However, no proxy that is voted against the approval of the Agreement and Plan of Merger will be voted in favor of an adjournment of the Special Meeting in order to permit further solicitation of proxies.

A First Alachua shareholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by:

•	giving written notice of revocation to the Secretary of First Alachua;

•	properly submitting to First Alachua a duly executed proxy bearing a later date; or

•	attending the Special Meeting and voting in person.

All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: First Alachua Banking Corporation, 15000 NW 140th Street, Alachua, Florida 32615, Attention: Jerry M. Smith, President.

At the record date, all directors and executive officers of First Alachua as a group (__ persons) were entitled to vote approximately ______ shares of First Alachua common stock, constituting approximately ____% of the total number of shares of First Alachua common stock outstanding at that date. The First Alachua directors have committed to vote their shares of First Alachua common stock in favor of the

Agreement and Plan of Merger. See “BUSINESS OF FIRST ALACHUA - Management Stock Ownership,” on page 68.

DESCRIPTION OF THE MERGER

The following information describes certain aspects of the merger. The Agreement and Plan of Merger is included in this Proxy Statement/Prospectus in Section VIII, beginning on page 147, and you are urged to read carefully the Agreement and Plan of Merger in its entirety.

General

The Holding Company Merger

Subject to the terms and conditions of the Agreement and Plan of Merger, at the effective time, First Alachua will merge with and into CCBG in accordance with the provisions of, and with the effect provided in, Sections 607.1101, 607.1103, 607.1105, 607.1106 and 607.1107 of the Florida Business Corporation Act. CCBG will be the surviving corporation resulting from this holding company merger and will continue to be governed by the laws of the State of Florida.

The Bank Merger

Subsequent to the consummation of the holding company merger, First National Bank of Alachua will be merged with and into Capital City Bank in accordance with the provisions of and with the effect provided in Section 658.41 of the Florida Statutes on terms and subject to the provisions of the Bank Plan of Merger, included in this Proxy Statement/Prospectus in Section IX on page 211. First Alachua, as the sole shareholder of First National Bank of Alachua, will vote its shares in favor of the bank merger.

At the effective time, and subject to any audit adjustments, each share of First Alachua common stock outstanding immediately prior to the effective time will be converted into and exchanged for the right to receive:

•	approximately 71.176 shares of CCBG common stock, and

•	$2,847.04 in cash.

Each share of First National Bank of Alachua common stock issued and outstanding immediately prior to the effective time will cease to be outstanding and will be extinguished.

In the event that the First Alachua audited financial statements provided to CCBG indicate total shareholders’ equity, as that term is defined in accordance with accounting principles generally accepted in the United States, as of September 30, 2004, to be less than $24,665,000, the difference obtained by subtracting total shareholders’ equity (as determined by the auditor) from $24,665,000 will be deemed to be audit adjustments to the First Alachua financial statements. The total purchase price of $58,000,000 to be paid by CCBG for the First Alachua common stock will be reduced by the amount of any audit adjustments.

If, pursuant to the preceding paragraph, the opinion of First Alachua’s auditor with respect to First Alachua’s audited financial statements is qualified and the total capital is not readily determinable by the auditor, then the parties agree to negotiate appropriate audit adjustments; provided, that, if the parties cannot agree as to the amount of such audit adjustments within 30 days of the delivery of the auditor’s audit opinion, CCBG may terminate the Agreement and Plan of Merger. In the event that CCBG elects not to terminate the Agreement and Plan of Merger, then there will be no audit adjustments.

As a result, shareholders of First Alachua will become shareowners of CCBG, and CCBG and Capital City Bank will conduct the business and operations of First Alachua and First National Bank of Alachua, respectively.

Shares held by First Alachua, CCBG, or their subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, will not be exchanged for the right to receive either CCBG common stock or cash. Shares held by First Alachua shareholders who perfect their dissenters’ rights of appraisal will not be converted to CCBG common stock. The Agreement and Plan of Merger provides that the exchange ratio will be adjusted to prevent dilution in the event CCBG changes the number of shares of CCBG common stock issued and outstanding prior to the effective time of the merger as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction.

The market value of the CCBG common stock that shareowners of First Alachua will receive may vary significantly between the date of this Proxy Statement/Prospectus and the effective time of the merger. Further, because CCBG and First Alachua must satisfy various conditions, including receipt of necessary regulatory approvals, the merger may not be consummated until a substantial period of time following the Special Meeting. During the time between the date of the Special Meeting and the effective time of the merger, shareholders of First Alachua who do not properly perfect their dissenters’ rights of appraisal, or who do not sell their shares of First Alachua common stock, will be subject to the risk of a decline in the market value of CCBG common stock.

CCBG will not issue fractional shares. Instead of issuing any fractional share to which any First Alachua shareholder would otherwise be entitled upon consummation of the merger, CCBG will pay such shareholder cash equal to the fractional part of a share of CCBG common stock multiplied by the average daily closing price of one share of CCBG common stock, as reported by the Nasdaq National Market, for the 20 consecutive full trading days ending on and including the fifth full trading day prior to the closing date of the merger.

In addition, as a condition to the merger, First Alachua must have, immediately prior to the effective date of the merger, a consolidated net worth of at least $25,375,000, subject to certain adjustments. See “- Conditions to Consummation of the Merger,” on page 37. Based on the last call report filed by First Alachua with the FDIC, as of December 31, 2004, First Alachua had a net worth of approximately $25.392 million.

At the record date, First Alachua had 4,456 shares of Class A common stock and 5,730 shares of Class B common stock outstanding, for a total of 10,186 shares of common stock. Based on the number of shares of First Alachua common stock outstanding on the record date and the exchange ratio of approximately 71.176 shares, CCBG anticipates that it will issue approximately 725,000 shares of CCBG common stock to holders of First Alachua common stock once the merger is complete. Accordingly, CCBG would then have issued and outstanding approximately __________ shares of CCBG common stock based on the number of shares of CCBG common stock issued and outstanding on the record date. Following the merger, and assuming no exercise of dissenters’ rights, the current shareholders of First Alachua will beneficially own approximately ____% of the outstanding CCBG common stock.

Background of the Merger

First Alachua has nearly a 100-year history of involvement in the Alachua County community. Founded in 1908, First Alachua’s bank subsidiary, First National Bank of Alachua, is the oldest continuously operating national bank in Florida and the largest community bank operating in Alachua County. In 1971, a group of investors led by current Chairman of the Board and President Jerry M. Smith purchased a controlling interest in First National Bank of Alachua. In 1983, Mr. Smith formed First Alachua Banking Corporation, with the bank as the sole subsidiary.

In early 2004, Mr. Smith, as the Chief Executive Officer and controlling shareholder of First Alachua, began to consider strategic alternatives for First Alachua, primarily due to his concerns about management succession.

In April 2004, Mr. Smith contacted representatives of SunTrust Robinson Humphrey to discuss possible strategic alternatives. On April 26, 2004, representatives of SunTrust Robinson Humphrey met with Mr. Smith and certain members of his family. The representatives of SunTrust Robinson Humphrey discussed the mergers and acquisitions landscape in the State of Florida for banking institutions similar to First Alachua, including the purchase price multiples that other transactions had obtained. SunTrust Robinson Humphrey also discussed the potential partners which might be interested in the markets and profile of First Alachua, as well as the process and timing for a potential transaction.

In May 2004, SunTrust Robinson Humphrey provided First Alachua management a list of materials which would be required in order to develop a confidential memorandum describing the Company, including financial information. Management of First Alachua and SunTrust Robinson Humphrey began gathering the appropriate information and developing a confidential memorandum describing the Company that could be distributed to potential interested parties.

On June 25, 2004, SunTrust Robinson Humphrey and First Alachua signed an engagement letter whereby SunTrust Robinson Humphrey would (i) assist the board of directors of the Company in its consideration of various strategic alternatives, including determining whether a sale of the Company was advisable; (ii) identify opportunities for sale; (iii) advise the Company concerning opportunities for such sale; and (iv) participate on the Company’s behalf in negotiations concerning any sale.

Upon completion of the confidential memorandum, in mid-July 2004, SunTrust Robinson Humphrey contacted 25 potential acquirers with respect to First Alachua. Nine entities signed confidentiality agreements and requested the confidential memorandum on First Alachua.

Two bids were received with respect to an acquisition of First Alachua on August 26, 2004. One bid was received from CCBG and another bid was received from a larger bank holding company headquartered outside the State of Florida in another southeastern state. Mr. Smith reviewed the bids with SunTrust Robinson Humphrey. After reviewing the bids, SunTrust Robinson Humphrey was instructed to contact both prospective purchasers to ask each to consider enhancing their bids, which they did. On September 2, 2004, CCBG submitted a nonbinding expression of interest to acquire First Alachua, stating that CCBG was prepared to offer $58,000,000 in a combination of 50% cash and 50% CCBG common stock for all of the outstanding shares of First Alachua. The other bidder offered $58,000,000 to be paid 100% in its stock as consideration for the purchase of the outstanding shares of First Alachua. Both offers also contemplated an employment agreement with Mr. Smith and change of control payment to Mr. Smith. After reviewing the revised bids from CCBG and the other bidder with SunTrust Robinson Humphrey, Mr. Smith concluded that it would be preferable to pursue a transaction with CCBG.

Due diligence was commenced by CCBG in early October and the parties began the process of negotiating the terms of a potential Agreement and Plan of Merger. SunTrust Robinson Humphrey and First Alachua’s counsel conducted due diligence on CCBG in October and November, with SunTrust Robinson Humphrey conducting intensive due diligence with CCBG management in late November 2004.

The parties continued due diligence and business and legal negotiations on the terms of the Agreement and Plan of Merger through the month of November and into the first few days of December 2004. As of December 3, 2004, it appeared that all business and legal issues respecting the Agreement and Plan of Merger would be resolved to both parties’ satisfaction. Mr. Smith then called a meeting of the Board of Directors of First Alachua to apprise the directors of the potential transaction with CCBG and its status. At the board meeting, including the attendance of representatives of SunTrust Robinson Humphrey and First Alachua’s legal counsel, Mr. Smith distributed drafts of the operative agreements, and reviewed in detail the history leading up to the potential transaction. SunTrust Robinson Humphrey and First Alachua’s counsel reviewed the terms of the transaction as they had been negotiated to date. The Board of Directors of First Alachua unanimously agreed to pursue the opportunity with CCBG. Mr. Smith advised the directors that upon completion of final negotiations and drafting of the definitive agreements, another meeting of the Board of Directors would be called.

From December 7, 2004 through January 31, 2005, management of the two companies and their respective legal and financial advisors continued final negotiations of the terms of the proposed Agreement and Plan of Merger.

On February 3, 2005, the boards of directors of First Alachua and First National held a joint special board meeting. Mr. Smith updated the directors on the successful completion of the due diligence review of CCBG and the negotiation of a definitive Agreement and Plan of Merger and ancillary agreements. Representatives of First Alachua’s counsel, Smith, Gambrell & Russell, LLP, reviewed the proposed definitive Agreement and Plan of Merger, together with all exhibits, in detail. Representatives of SunTrust Robinson Humphrey reviewed with the Boards of Directors its financial analysis of the merger and delivered its oral fairness opinion, which was subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the 71.176 shares of CCBG common stock and the $2,847.04 in cash to be exchanged for each share of First Alachua common stock was fair from a financial point of view to the holders of First Alachua common stock. Based upon the value of the stock of CCBG on February 3, 2005, the total consideration per share for purposes of the fairness opinion was $5,690.53 and the total aggregate consideration was $57,963,750.

After extensive discussion and deliberation, the boards of directors of First Alachua and First National Bank of Alachua approved the Agreement and Plan of Merger and authorized Mr. Smith to execute the agreement on behalf of both entities. The officers of First Alachua and First National Bank of Alachua were authorized to take such further action as necessary to consummate the merger, subject to the required regulatory and shareholder approvals.

Immediately following the conclusion of the joint board meeting, the parties entered into the Agreement and Plan of Merger.

Our Reasons for the Merger and Recommendation to First Alachua Shareholders

In evaluating and determining to approve the Agreement and Plan of Merger, the First Alachua Board of Directors, with the assistance of SunTrust Robinson Humphrey and outside legal counsel, considered a variety of factors and based their opinion as to the fairness of the transactions contemplated by the Agreement and Plan of Merger primarily on the following factors:

•
The financial terms of the merger, including the value of the consideration offered, the premium to book value paid, the ratio of CCBG’s offer price to First Alachua’s earnings and the prices paid in comparable transactions in Florida and the Southeastern United States over the last few years.

•	The future prospects of First Alachua and possible alternatives to the proposed merger, including the prospects of continuing as an independent institution.

•	The opinion of SunTrust Robinson Humphrey that the merger consideration is fair, from a financial point of view, to First Alachua’s shareholders.

•
Information with respect to the financial condition, results of operations, business and prospects of First Alachua and the current industry, economic and market conditions, as well as the risks associated with achieving those prospects.

•
The non-financial terms and structure of the Agreement and Plan of Merger and the proposed merger, in particular, the fact that the merger would qualify as a tax-free reorganization to First Alachua’s shareholders with respect to the exchange of First Alachua stock for CCBG stock.

•	The business and financial condition and earnings prospects of CCBG, the potential appreciation of CCBG common stock and the competence and experience of CCBG management.

•
The social and economic effects of the merger on First Alachua and its employees, depositors, loan and other customers, creditors and other constituencies of the communities in which First Alachua is located.

Each of the above factors supports, directly or indirectly, the determination of the First Alachua Board as to the fairness of the Agreement and Plan of Merger and the related merger. This discussion of the information and factors considered by the First Alachua Board of Directors in making its decision is not intended to be exhaustive, but does include all material factors considered by the First Alachua Board of Directors. The First Alachua Board did not quantify or attempt to assign relative weights to the specific factors considered in reaching its determination; however, the First Alachua Board placed special emphasis on the consideration payable in the proposed merger and the receipt of a favorable fairness opinion from its financial advisor. For additional information regarding the fairness opinion, see “ - Summary of SunTrust Robinson Humphrey Opinion to the Board of Directors of First Alachua.”

On February 3, 2005, CCBG, First Alachua and First National Bank of Alachua executed the Agreement and Plan of Merger. CCBG and First Alachua each conducted a due diligence review of the material financial, operating and legal information relating to the other party.

First Alachua’s Board of Directors unanimously recommends that shareholders vote “FOR” approval of the Agreement and Plan of Merger.

Summary of SunTrust Robinson Humphrey Opinion to the Board of Directors of First Alachua

First Alachua has engaged SunTrust Robinson Humphrey as its financial advisor in connection with the merger. At the February 3, 2005 meeting of the First Alachua Board of Directors, SunTrust Robinson Humphrey reviewed with the Board its financial analysis of the merger and delivered its oral opinion, which was subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to certain matters stated therein, the 71.176 shares, of CCBG common stock and $2,847.04 in cash (collectively, the “Merger Consideration”) to be exchanged for each share of First Alachua common stock (other than certain shares specified in the Agreement and Plan of Merger) was fair from a financial point of view to the holders of First Alachua common stock.

The full text of the opinion of SunTrust Robinson Humphrey, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is included in this Proxy Statement/Prospectus in Section XI, beginning on page 225. The summary of the SunTrust Robinson Humphrey opinion described below is qualified in its entirety by the full text of the SunTrust Robinson Humphrey opinion. First Alachua shareholders are urged to read the opinion carefully and in its entirety.

SunTrust Robinson Humphrey’s opinion is directed to the Board of Directors of First Alachua and relates only to the fairness from a financial point of view of the exchange ratio to the holders of First Alachua common stock. SunTrust Robinson Humphrey’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the First Alachua shareholders meeting. It addresses the aggregate consideration to be received by the holders of First Alachua common stock as a whole, without regard to size of holdings by individual shareholders, and does not address the particular situations of specific shareholders.

Material and Information Considered with Respect to the Merger

In arriving at its opinion, SunTrust Robinson Humphrey among other things:

•	reviewed the January 31, 2005 draft of the Agreement and Plan of Merger;

•
reviewed certain publicly available business and historical financial information and other data relating to the business and financial prospects of First Alachua and CCBG, including certain publicly available consensus financial forecasts and estimates of CCBG that were reviewed and discussed with the management of CCBG;

•
reviewed internal financial and operating information with respect to the business, operations and prospects of First Alachua furnished to SunTrust Robinson Humphrey by First Alachua that is not publicly available;

•	reviewed the reported prices and trading activity of CCBG’s common stock and compared those prices and activity with other publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

•
compared the historical financial results and present financial condition of First Alachua and CCBG and, for CCBG only, compared stock market data, with those of publicly traded companies that SunTrust Robinson Humphrey deemed relevant;

•	reviewed certain pro forma effects of the merger on CCBG’s financial statements and potential benefits of the merger and discussed these items with the management of First Alachua and CCBG;

•	compared the financial terms of the merger with the publicly available financial terms of certain other recent transactions that SunTrust Robinson Humphrey deemed relevant;

•	conducted discussions with members of the management of First Alachua and CCBG concerning their respective businesses, operations, assets, present condition and future prospects; and

•	undertook such other studies, analyses and investigations, and considered such information, as SunTrust Robinson Humphrey deemed appropriate.

SunTrust Robinson Humphrey assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information discussed with or reviewed by it in arriving at its opinion. With respect to the financial forecasts, estimates, pro forma effects and estimates of synergies and other potential benefits of the merger provided to or discussed with it, SunTrust Robinson Humphrey assumed, at the direction of the management of First Alachua and without independent verification or investigation, that they have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of First Alachua and CCBG and are otherwise reasonable. SunTrust Robinson Humphrey also assumed with the approval of First Alachua that the future financial results referred to in its opinion that were provided to it by First Alachua will be achieved, and that the synergies and other potential benefits of the merger will be realized, at the times and in the amounts estimated by the management of First Alachua.

In arriving at its opinion, SunTrust Robinson Humphrey did not conduct a physical inspection of the properties and facilities of First Alachua. SunTrust Robinson Humphrey did not review individual credit files nor did it make any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of First Alachua or CCBG or any of their respective subsidiaries, and SunTrust Robinson Humphrey was not furnished with any such evaluation or appraisal. SunTrust Robinson Humphrey is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios and, accordingly, SunTrust Robinson Humphrey assumed that First Alachua’s and CCBG’s allowances for losses are in the aggregate adequate to cover those losses.

The SunTrust Robinson Humphrey opinion is necessarily based upon market, economic and other conditions as they existed on and could be evaluated as of, the date of its opinion. SunTrust Robinson Humphrey’s opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available to First Alachua or First Alachua’s underlying business decision to effect the merger. SunTrust Robinson Humphrey was not asked to, nor did it, offer any opinion as to any terms or conditions of the Agreement and Plan of Merger or the form of the merger (other than the Merger Consideration). The financial markets in general and the market for the common stock of First Alachua and

CCBG, in particular, are subject to volatility, and SunTrust Robinson Humphrey’s opinion did not address potential developments in the financial markets or what the value of CCBG common stock will be when issued pursuant to the Agreement and Plan of Merger or the prices at which it will trade or otherwise be transferable at any time.

For purposes of its opinion, SunTrust Robinson Humphrey assumed that:

•
the Agreement and Plan of Merger does not differ in any respect from the draft it examined and that CCBG and First Alachua will comply in all material respects with the terms of the Agreement and Plan of Merger and the transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement;

•	the merger will be treated as a tax-free reorganization for federal income tax purposes; and

•
all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on First Alachua or CCBG or on the expected benefits of the merger.

Subsequent developments may affect SunTrust Robinson Humphrey’s opinion and SunTrust Robinson Humphrey does not have any obligation to update or revise its opinion.

In preparing its opinion, SunTrust Robinson Humphrey performed a variety of financial and comparative analyses, a summary of which is described below. The summary is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion or the presentation made to First Alachua’s Board, but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, or focusing on information in tabular format, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust Robinson Humphrey’s opinion.

In performing its analyses, SunTrust Robinson Humphrey made numerous assumptions with respect to First Alachua, CCBG, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of First Alachua and CCBG. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were only one of many factors considered by the First Alachua Board of Directors in its evaluation of the merger and should not be viewed as determinative of the views of the First Alachua Board of Directors or management of First Alachua with respect to the merger or the consideration to be received by First Alachua in the merger. The Merger

Consideration was determined on the basis of negotiations between First Alachua and CCBG. In arriving at its opinion, SunTrust Robinson Humphrey did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative) supported or failed to support its opinion. Rather, SunTrust Robinson Humphrey arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analysis it performed in connection with its opinion operated collectively to support its determination as to the fairness of the exchange ratio from a financial point of view. First Alachua’s decision to enter into the merger was made solely by the First Alachua Board of Directors and not as a result of a recommendation by SunTrust Robinson Humphrey.

The following is a summary of the material financial and comparative analyses presented by SunTrust Robinson Humphrey in connection with its opinion to the First Alachua Board of Directors. The summary includes information presented in a tabular format. In order to understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Summary of Merger Consideration

Shareholders of First Alachua in the aggregate will receive 725,000 shares of CCBG common stock and $29.0 million in cash. Based on the 10,186 shares of First Alachua common stock outstanding as of February 3, 2005, each shareholder of First Alachua would receive approximately 71.176 shares of CCBG common stock and $2,847.04 in cash for each share of First Alachua common stock that it owns. Based on the last trading price of CCBG common stock on February 3, 2005 of $39.95, the value of the shares of CCBG common stock to be received in exchange for each share of First Alachua common stock was $2,843.48 and the total Merger Consideration per share for purposes of the SunTrust Robinson Humphrey opinion was $5,690.53.

Analysis of First Alachua

Analysis of Selected Publicly-Traded Reference Companies

SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for First Alachua with other selected publicly-traded banks and thrifts located in the State of Florida that SunTrust Robinson Humphrey deemed relevant to First Alachua.

Atlantic BancGroup, Inc. (ATBC)
BankAtlantic Bancorp, Inc. (BBX)
BankUnited Financial Corporation (BKUNA)
Capital City Bank Group, Inc. (CCBG)
Centerstate Banks of Florida, Inc. (CSFL)
Commercial Bankshares, Inc. (CLBK)
Federal Trust Corporation (FDT)
Fidelity Bankshares, Inc. (FFFL)
First Community Bank Corporation of America (FCFL)
First National Bancshares, Inc. (FBMT)
Harbor Florida Bancshares, Inc. (HARB)
Jacksonville Bancorp, Inc. (JAXB)
Seacoast Banking Corporation of Florida, Inc. (SBCF)
TIB Financial Corp. (TIBB)

For the selected publicly-traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of calendar year 2004 and projected calendar year 2005 earnings per share, book value per share, tangible book value per share and assets to market capitalization. All multiples were based on closing stock prices as of February 1, 2005. Projected earnings per share for the reference companies were based on First Call consensus estimates. First Call is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. The following tables set forth the median multiples indicated by the market analysis of selected publicly-traded reference companies compared to multiples based upon the implied Merger Consideration of $5,690.53 per share:

	Peer Median		Merger
Market Price to:
Calendar 2004 EPS	21.0	x	21.8	x
Calendar 2005 EPS	18.2		18.8
Book Value Per Share	2.5		2.3
Tangible Book Value Per Share	2.6		2.4
Assets/Market Capitalization	20.8%		25.0%

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies was identical to First Alachua and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Analysis of Selected Merger and Acquisition Transactions

SunTrust Robinson Humphrey reviewed and analyzed the financial terms, to the extent publicly available and deemed relevant by SunTrust Robinson Humphrey, for all completed and pending mergers and acquisitions involving banks and thrifts in the State of Florida involving a transaction value of between $10.0 million and $100.0 million that were announced between January 1, 1995 and February 1, 2005. The universe included 110 reference transactions.

For the selected transactions, SunTrust Robinson Humphrey analyzed, among other things, acquisition price as a multiple of latest twelve months earnings per share, book value per share, tangible book value per share, adjusted tangible book value per share and total assets. SunTrust Robinson Humphrey calculated adjusted tangible book value per share by adjusting the tangible equity to tangible assets ratio for each of the target banks and thrifts in the reference transactions to equal 10.5%, the tangible equity to tangible assets ratio of First Alachua as of December 31, 2004. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The following tables set forth the median multiples indicated by this analysis compared to multiples based upon the implied Merger Consideration of $5,690.53 per share:

	Reference Transactions Median		Merger
Market Price to:
LTM EPS	22.1	x	21.8	x
Book Value Per Share	2.4		2.3
Tangible Book Value Per Share	2.5		2.4
Adjusted Tangible Book Value Per Share	2.2		2.4
Total Assets	20.0%		25.0%

SunTrust Robinson Humphrey noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger and may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

Dividend Discount Analysis

SunTrust Robinson Humphrey performed a dividend discount analysis based upon projections provided by First Alachua’s management for the fiscal years ending December 31, 2005 through 2009 to estimate the net present equity value per share of First Alachua. SunTrust Robinson Humphrey discounted five years of estimated cash flows for First Alachua, assuming a dividend rate sufficient to maintain an equity capital ratio (defined as equity divided by assets) of 8.00% and using a range of discount rates from 14% to 16%. In order to derive the terminal value of First Alachua’s earnings stream beyond 2009, SunTrust Robinson Humphrey assumed terminal value multiples of fiscal year 2009 earnings per share ranging from 16.0x to 18.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of First Alachua common stock. This analysis yielded a range of stand-alone values for First Alachua common stock of between $4,840.80 and $5,678.80 per share, with a median value of $5,245.20 per share.

Analysis of CCBG

Analysis of Selected Publicly-Traded Reference Companies

SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for CCBG with other selected publicly-traded reference companies that SunTrust Robinson Humphrey deemed relevant to CCBG. These companies are:

Alabama National BanCorporation (ALAB)
BankAtlantic Bancorp, Inc. (BBX)
BankUnited Financial Corporation (BKUNA)
Fidelity Bankshares, Inc. (FFFL)
Main Street Banks, Inc. (MSBK)
Seacoast Banking Corporation of Florida (SBCF)
United Community Banks, Inc. (UCBI)

For the selected publicly-traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of calendar year 2004 and projected calendar year 2005 earnings per share, book value per share, tangible book value per share and assets as a percentage of total market capitalization. All multiples were based on closing stock prices as of February 1, 2005. Projected earnings per share for the reference companies were based on First Call consensus estimates. The following table sets forth the median multiples indicated by the market analysis of selected publicly-traded reference companies:

	CCBG		Reference Companies Median
Market Price to:
Calendar 2004 EPS	21.0	x	20.4	x
Calendar 2005E EPS	18.2		17.1
Book Value Per Share	2.2		2.5
Tangible Book Value Per Share	3.2		3.0
Assets/Market Capitalization	23.5%		19.4%

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies was identical to CCBG and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Dividend Discount Analysis

SunTrust Robinson Humphrey performed a dividend discount analysis based upon projections provided by First Call for the fiscal years ending December 31, 2005 and 2006 and based upon net income growth and asset growth of 8% and 10%, respectively, for the fiscal years ending December 31, 2007, 2008 and 2009 to estimate the net present equity value per share of CCBG. Net income growth for the years ending December 31, 2007, 2008 and 2009 was based upon consensus five year projected growth estimates for CCBG provided by First Call. SunTrust Robinson Humphrey discounted five years of estimated cash flows for CCBG using a range of discount rates from 10% to 12%. In order to derive the terminal value of CCBG’s earnings stream beyond 2009, SunTrust Robinson Humphrey assumed terminal value multiples of fiscal year 2009 earnings per share ranging from 16.0x to 18.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of CCBG common stock. This analysis yielded a range of stand-alone values for CCBG common stock of between $34.88 and $41.39 per share, with an median value of $38.02 per share. SunTrust Robinson Humphrey noted as part of its analysis that CCBG’s closing stock price on February 3, 2005 was $39.95 per share.

Other Factors and Analyses

SunTrust Robinson Humphrey took into consideration various other factors and analyses, including: historical market prices and trading volumes for CCBG’s common stock; movements in the common stock of selected publicly-traded companies; movements in the S&P Bank Index; and analyses of the costs of equity of each of First Alachua and CCBG.

Information Regarding SunTrust Robinson Humphrey

The First Alachua Board of Directors selected SunTrust Robinson Humphrey to act as its financial advisor and render a fairness opinion regarding the merger because SunTrust Robinson Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and because it is familiar with First Alachua, its business and its industry. SunTrust Robinson Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

Pursuant to a letter agreement dated June 25, 2004, First Alachua paid SunTrust Robinson Humphrey an opinion fee of $75,000 upon the signing of the Agreement and Plan of Merger. In addition, First Alachua has agreed to pay SunTrust Robinson Humphrey a financial advisory fee at closing of the merger equal to 1.25% of the aggregate consideration to be received pursuant to the merger, less amounts previously received. Based on the current market price of CCBG common stock as of the date of this document, the additional fee payable to SunTrust Robinson Humphrey under the preceding formula would be $______. In addition, First Alachua has agreed to reimburse SunTrust Robinson Humphrey for its reasonable out of pocket expenses and to indemnify SunTrust Robinson Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws. In the ordinary course of its business, SunTrust Robinson Humphrey and its affiliates may actively trade in the debt and equity securities of CCBG for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with First Alachua or CCBG in the ordinary course of business.

CCBG’s Reasons for the Merger

The CCBG Board of Directors believes that the merger is in the best interests of CCBG and its shareowners. The CCBG Board of Directors has unanimously approved the Agreement and Plan of Merger. In deciding to approve the Agreement and Plan of Merger, the CCBG Board of Directors considered a number of factors, including:

•	a review, based in part on a presentation by CCBG’s management, of

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the business, operations, earnings, and financial condition, including the capital levels and asset quality, of First Alachua on historical, prospective, and pro forma bases and in comparison to other financial institutions in the area,

-
the demographic, economic, and financial characteristics of the Alachua County and St. Johns County, Florida markets, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on historical and prospective bases, and

-	the results of CCBG’s due diligence review of First Alachua;

•	the likelihood of regulators approving the merger without undue conditions or delay;

•	the compatibility and the community bank orientation of both CCBG and its subsidiary and First Alachua;

•
that the merger will provide CCBG with significant opportunities to market its fee based products, such as cash management, asset management and securities products to the existing customers of First Alachua;

•	that after the merger, First Alachua will be able to draw upon the resources and competencies of CCBG and Capital City Bank to provide a broader range of services and product delivery channels; and

•	a variety of factors affecting and relating to the overall strategic focus of CCBG.

While CCBG’s Board of Directors considered the foregoing and other factors, the Board of Directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. CCBG’s Board of Directors collectively made its determination with respect to the merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of CCBG’s shareowners.

The terms of the merger, including the exchange ratio, were the result of arm’s-length negotiations between representatives of CCBG and representatives of First Alachua. Based upon its consideration of the foregoing factors, the Board of Directors of CCBG approved the Agreement and Plan of Merger and the merger as being in the best interests of CCBG and its shareowners.

Effective Time of the Merger

The effective time of the merger will occur on the date and at the time the Articles of Merger reflecting the holding company merger become effective with the Secretary of State of the State of Florida. Unless First Alachua and CCBG otherwise agree in writing, and subject to the conditions to the obligations of CCBG and First Alachua to effect the merger, the parties will use their reasonable efforts to cause the effective time of the merger to occur at a mutually-agreed upon time within 60 days after the last to occur of:

•	the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger, and

•	the date on which the shareholders of First Alachua approve the Agreement and Plan of Merger.

CCBG and First Alachua cannot assure that they can obtain the necessary regulatory approvals or that they can or will satisfy the other conditions to the merger. CCBG and First Alachua anticipate that they will satisfy all conditions to consummation of the merger so that the merger can be completed during the second quarter of 2005. However, delays in the consummation of the merger could occur.

The Board of Directors of either CCBG or First Alachua may terminate the Agreement and Plan of Merger if the merger is not consummated by August 31, 2005, unless the failure to consummate the merger by that date is the result of a breach of the Agreement and Plan of Merger by the party seeking termination. See “-

Conditions to Consummation of the Merger,” on page 37 and “- Waiver, Amendment, and Termination,” on page 39.

Distribution of CCBG Stock Certificates

Promptly after the effective time of the merger, CCBG will mail to each holder of record of First Alachua common stock appropriate transmittal materials and instructions for the exchange of First Alachua stock certificates for CCBG stock certificates and the cash portion of the consideration.

Holders of First Alachua common stock should NOT send in their First Alachua stock certificates until they receive the transmittal materials and instructions.

After CCBG’s exchange agent receives your First Alachua stock certificates and properly completed transmittal materials, the Exchange Agent will issue and mail to you a certificate representing the number of shares of CCBG common stock to which you are entitled. The Exchange Agent will also send First Alachua shareholders a check for the amount to be paid, without interest for the cash portion of the consideration, for any fractional shares and for all undelivered dividends or distributions in respect of such shares.

After the effective time of the merger, to the extent permitted by law, holders of First Alachua common stock of record as of the effective time of the merger will be entitled to vote at any meeting of CCBG shareowners the number of whole shares of CCBG common stock they will receive in the merger, regardless of whether such shareholders have surrendered their First Alachua stock certificates. Whenever CCBG declares a dividend or other distribution on CCBG common stock, the record date for which is at or after the effective time of the merger, the declaration will include dividends or other distributions on all shares issuable pursuant to the Agreement and Plan of Merger. However, CCBG will not pay any dividend or other distribution payable after the effective time of the merger with respect to CCBG common stock to the holder of any unsurrendered First Alachua stock certificate until the holder duly surrenders such First Alachua stock certificate. In no event will the holder of any surrendered First Alachua stock certificate(s) be entitled to receive interest on any cash to be issued to such holder, except to the extent required in connection with dissenters’ rights. In no event will CCBG or the Exchange Agent be liable to any holder of First Alachua common stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

After the effective time of the merger, no transfers of shares of First Alachua common stock on First Alachua’s stock transfer books will be recognized. If First Alachua stock certificates are presented for transfer after the effective time of the merger, they will be canceled and exchanged for shares of CCBG common stock and a check for the cash portion of the consideration to be received in the merger and the amount due in lieu of a fractional share, if any.

After the effective time of the merger, holders of First Alachua stock certificates will have no rights with respect to the shares of First Alachua common stock other than the right to surrender such First Alachua stock certificates and receive in exchange the shares of CCBG common stock and the cash portion to be received in the merger to which such holders are entitled. After the effective time of the merger, holders of First Alachua stock certificates who have complied with the provisions regarding the right to dissent (as detailed in the Florida Business Corporation Act), may be entitled to receive the fair value of such shareholder’s shares of First Alachua common stock in cash, determined immediately prior to the merger, excluding any appreciation or depreciation in anticipation of the merger. Failure to comply with the procedures prescribed by applicable law will result in the loss of dissenters’ rights of appraisal. A copy of the dissenters’ rights of appraisal statute under the Florida Business Corporation Act is set forth in this Proxy Statement/Prospectus in Section X on page 213.

Conditions to Consummation of the Merger

Consummation of the merger is subject to various conditions, including:

•	the approval of the Agreement and Plan of Merger by the holders of a majority of the outstanding First Alachua common stock;

•	the receipt of all regulatory approvals required for consummation of the merger (see “- Regulatory Approvals,” on page 38);

•
receipt of all consents required for consummation of the merger or for the prevention of any default under any contract or permit which consent, if not obtained, is reasonably likely to have, individually or in the aggregate, a material adverse effect;

•
the absence of any law or order, whether temporary, preliminary or permanent, or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting, restricting, or making illegal the consummation of the transactions contemplated by the Agreement and Plan of Merger;

•
the Registration Statement, of which this Proxy Statement/Prospectus forms a part, being declared effective by the SEC and the receipt of all necessary SEC and state approvals relating to the issuance or trading of the shares of CCBG common stock issuable pursuant to the Agreement and Plan of Merger;

•	the approval of the CCBG common stock issuable pursuant to the Agreement and Plan of Merger for listing on the Nasdaq National Market;

•
the receipt of a written opinion from counsel for each of CCBG and First Alachua as to the tax aspects of the merger, including that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•
the accuracy, in all material respects, as of the date of the Agreement and Plan of Merger and as of the effective time of the merger, of the representations and warranties of First Alachua and CCBG as set forth in the Agreement and Plan of Merger;

•	the performance of all agreements and the compliance with all covenants of First Alachua and First National Bank of Alachua and CCBG as set forth in the Agreement and Plan of Merger;

•	the receipt by CCBG and First Alachua of certain required written opinions of counsel;

•	the receipt by CCBG of agreements from each person First Alachua reasonably believes may be deemed an affiliate of First Alachua with respect to certain matters;

•
First Alachua must have, immediately prior to the effective time, a consolidated minimum net worth of at least $25,375,000, provided that “net worth” (a) shall not be reduced by fees, costs and expenses (i) incurred or paid by First Alachua in connection with the execution and performance of the Agreement and Plan of Merger up to a maximum amount of $1,100,000 or (ii) incurred or paid at the request of CCBG, and (b) shall be reduced for adjustments requested by CCBG for purposes of complying with accounting principles generally accepted in the United States and adjustments for purposes of booking any audit adjustments to First Alachua’s audited financial statements and for purposes of establishing First Alachua’s allowance for loan losses;

•	the delivery to CCBG by each First Alachua and First National Bank of Alachua director of a Director and Voting Agreement;

•
the receipt by CCBG of letters from each director and executive officer of First Alachua and First National Bank of Alachua releasing any claims they may have against either First Alachua or First National Bank of Alachua;

•
the delivery to CCBG by First Alachua and First National Bank of Alachua of any required clearance certificate or similar document required by any state taxing authority in order to relieve CCBG of any obligation to withhold any portion of the consideration under the Agreement and Plan of Merger;

•	CCBG shall have received an executed Executive Employment Agreement from Jerry M. Smith;

•	CCBG shall have received an executed letter agreement from Jerry M. Smith; and

•	First Alachua and First National shall have received from CCBG an agreement related to the First Alachua Executive Indexed Salary Continuation Plan.

CCBG and First Alachua cannot assure you when or if all of the conditions to the merger can or will be satisfied. In the event the merger is not completed by August 31, 2005, the Agreement and Plan of Merger may be terminated and the merger abandoned by either First Alachua or CCBG, unless the failure to consummate the merger by that date is the result of a breach of the Agreement and Plan of Merger by the party seeking termination. See “- Waiver, Amendment, and Termination,” on page 39.

Regulatory Approvals

CCBG and First Alachua cannot complete the merger unless and until they receive regulatory approvals from the Federal Reserve Board and the Florida Department of Financial Services. These regulators will evaluate financial, managerial and competitive criteria, as well as the supervisory history of the parties and the public benefits of the merger. CCBG and First Alachua have filed all required regulatory applications relating to the merger. CCBG and First Alachua cannot assure when or whether they will receive the required regulatory approvals. Additionally, the parties cannot assure that the regulatory approvals will impose no conditions or restrictions that in the judgment of their Boards of Directors would so adversely impact the economic or business benefits of the merger that, had such conditions or restrictions been known, the parties would not have entered into the Agreement and Plan of Merger.

CCBG and First Alachua are not aware of any other material governmental approvals or actions that are required for consummation of the merger.

Waiver, Amendment, and Termination

To the extent permitted by applicable law, First Alachua and CCBG may amend the Agreement and Plan of Merger by written agreement at any time, whether before or after approval of the Agreement and Plan of Merger by the First Alachua shareholders. After the First Alachua shareholders approve the Agreement and Plan of Merger, the Agreement and Plan of Merger cannot be amended in a way that reduces or modifies the consideration to be received by the holders of First Alachua common stock without further approval of First Alachua shareholders. In addition, after the First Alachua shareholders approve the Agreement and Plan of Merger, the provisions of the Agreement and Plan of Merger relating to the manner or basis in which shares of First Alachua common stock will be exchanged for shares of CCBG common stock cannot be amended in a manner adverse to the holders of CCBG common stock without any requisite approval of CCBG shareowners entitled to vote on such an amendment. In addition, prior to or at the effective time of the merger, either First Alachua or CCBG, or both, acting through their respective Boards of Directors, chief executive officers or other authorized officers, may:

•	waive any default in the performance of any term of the Agreement and Plan of Merger by the other party;

•	waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement and Plan of Merger; and

•
waive any of the conditions precedent to the obligations of such party under the Agreement and Plan of Merger, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation.

No such waiver will be effective unless written and unless signed by a duly authorized officer of First Alachua or CCBG, as the case may be.

The Agreement and Plan of Merger may be terminated at any time prior to the effective time of the merger:

•	by the mutual agreement of CCBG and First Alachua;

•	by CCBG or First Alachua:

-
in the event of any material breach of any representation or warranty of the other party contained in the Agreement and Plan of Merger which cannot be or has not been cured within 30 days after written notice to the breaching party and which breach is reasonably likely, in the opinion of the non-breaching party, to have, individually or in the aggregate, a material adverse effect on the breaching party (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Agreement and Plan of Merger),

-
in the event of any material breach of any covenant or agreement of the other party contained in the Agreement and Plan of Merger which cannot be or has not been cured within 30 days after written notice to the breaching party,

-
if any approval of any regulatory authority required for consummation of the merger has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal,

-	if the shareholders of First Alachua fail to approve the Agreement and Plan of Merger at the Special Meeting,

-	if the merger is not consummated by August 31, 2005, provided that the failure to consummate is not due to a breach by the party electing to terminate, or

-
in the event that any of the conditions precedent to the obligations of such party to consummate the merger cannot be satisfied or fulfilled by August 31, 2005, provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Agreement and Plan of Merger;

•
by CCBG, in the event that the Board of Directors of First Alachua or First National Bank of Alachua does not reaffirm its approval of the Agreement and Plan of Merger (excluding any other acquisition proposal from a third party), or shall have resolved not to reaffirm the merger, or shall have affirmed, recommended or authorized entering into any acquisition proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the assets of First Alachua;

•
by CCBG if the audit opinion of First Alachua’s auditor is qualified and the total capital of First Alachua as of September 30, 2004 cannot be readily determinable by First Alachua’s auditor, and if CCBG and First Alachua cannot agree upon appropriate audit adjustments within 30 days of delivery of First Alachua’s auditor’s audit opinion;

•
by First Alachua at any time during the two-day period commencing at the close of trading on the fifth full trading day prior to the closing date, if both (i) the average of the daily closing prices of one share of CCBG common stock (as reported by the Nasdaq National Market) for the 20 consecutive full trading days ending on and including the fifth full trading day prior to the closing date is less than or equal to $34, and (ii) the quotient obtained by dividing the average closing price of one share of CCBG common stock (as calculated above) by 40 is less than the number obtained by subtracting 0.15 from the quotient obtained by dividing (x) the weighted average of the closing prices of an index group of 22 bank holding companies at the close of trading on the fifth full trading day prior to the closing date by (y) the weighted average of the closing prices of the index group on February 2, 2005 (the day before the Agreement and Plan of Merger was executed). However, if First Alachua elects to exercise this termination right, then it must give prompt written notice to CCBG (and provided that this notice of election to terminate may be withdrawn at any time within the two-day termination period). During the three-day period beginning with its receipt of the notice of election to terminate, CCBG has the option of adjusting the number of shares of CCBG common stock to be issued per share of First Alachua common stock accordingly. If CCBG makes this election, it shall give prompt written notice to First Alachua. In that event, the Agreement and Plan of Merger will remain in effect in accordance with its terms (except for the share exchange ratio); and

•
by CCBG in the event of a First Alachua material adverse effect, and, if CCBG provides notice of and grants time to cure such material adverse effect, such material adverse effect is not cured to CCBG’s satisfaction within the time frame specified in the notice.

In addition to any other payments required by the Agreement and Plan of Merger, in the event that the Agreement and Plan of Merger is terminated as a result of First Alachua or the holders of at least a majority of the shares of First Alachua common stock entering into an agreement with respect to the merger of First Alachua with a party other than CCBG or the acquisition of a majority of the outstanding shares of First Alachua common stock by any party other than CCBG, or is terminated in anticipation of any such agreement or acquisition, then, in either event, First Alachua shall immediately pay CCBG, by wire transfer, $2,320,000 in full satisfaction of CCBG’s losses and damages resulting from such termination.

If CCBG and/or First Alachua terminate the merger as described in this section, the Agreement and Plan of Merger will become void and have no effect, except that certain provisions of the Agreement and Plan of Merger will survive, including those relating to the obligations to maintain the confidentiality of certain information. In addition, termination of the Agreement and Plan of Merger will not relieve any breaching party from liability for any uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

Dissenters’ Rights of Appraisal

Holders of First Alachua common stock as of the record date are entitled to dissenters’ rights of appraisal under the Florida Business Corporation Act. Pursuant to Section 607.1302 of the Florida Business Corporation Act, a First Alachua shareholder who does not wish to accept the shares of CCBG common stock to be received pursuant to the terms of the Agreement and Plan of Merger may dissent from the merger and elect to receive the fair value of his or her shares immediately prior to the completion of the merger. Such fair value is exclusive of any appreciation or depreciation in anticipation of the merger, unless such exclusion would be inequitable to First Alachua and its remaining shareholders.

In order to exercise appraisal rights, a dissenting shareholder of First Alachua must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the Florida Business Corporation Act, which are summarized below. A copy of the full text of those Sections is included in this Proxy Statement/Prospectus in Section X, beginning on page 213. Shareholders of First Alachua are urged to read Section X in its entirety and to consult with their legal advisers. Each shareholder of First Alachua who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

Procedures for Exercising Dissenters’ Rights of Appraisal. The following summary of Florida law is qualified in its entirety by reference to the full text of the applicable provisions of the Florida Business Corporation Act included in this Proxy Statement/Prospectus in Section X, beginning on page 213.

1.  A dissenting shareholder must file with First Alachua, prior to the taking of the vote on the merger, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the merger will not alone be deemed to be the written notice of intent to demand payment. A dissenting shareholder need not vote against the merger, but cannot vote, or allow any nominee who holds such shares for the dissenting shareholder to vote, any of his First Alachua shares for the merger. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

First Alachua Banking Corporation
15000 N.W. 140th Street
Alachua, Florida 32615
Attention: Jerry M. Smith, President

All such notices must be signed in the same manner as the shares are registered on the books of First Alachua. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the shareholder will be deemed to have waived his or her appraisal rights.

2.  Within 10 days after the completion of the merger, CCBG must supply to each First Alachua shareholder who filed a notice of intent to demand payment for his or her shares a written appraisal notice and an appraisal election form that specifies, among other things,

•	the date of the completion of the merger,

•	CCBG’s estimate of the fair value of the First Alachua shares,

•
where to return the completed appraisal election form and the shareholder’s stock certificates and the date by which they must be received by CCBG or its agent, which date may not be fewer than 40 nor more than 60 days after the date CCBG sent the appraisal notice and appraisal election form to the shareholder, and

•
the date by which a notice from the shareholder of his or her desire to withdraw his or her appraisal election must be received by CCBG, which date must be within 20 days after the date set for receipt by CCBG of the appraisal election form from the shareholder.

The form must also contain CCBG’s offer to pay to the shareholder the amount that it has estimated as the fair value of the First Alachua shares, and request certain information from the shareholder, including:

•	the shareholder’s name and address,

•	the number of shares as to which the shareholder is asserting appraisal rights,

•	whether the shareholder voted for the merger,

•	whether the shareholder accepts the offer of CCBG to pay its estimate of the fair value of the First Alachua shares to the shareholder, and

•	if the shareholder does not accept the offer of CCBG, the shareholder’s estimated fair value of the First Alachua shares and a demand for payment of the shareholder’s estimated value plus interest.

A dissenting shareholder must send the certificate(s) representing his or her shares with the appraisal election form. Any dissenting shareholder failing to return a properly completed appraisal election form and his or her stock certificates within the period stated in the form will lose his or her appraisal rights and be bound by the terms of the Agreement and Plan of Merger.

3.  Upon returning the appraisal election form, a dissenting shareholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of the Florida Business Corporation Act and shall not be entitled to vote or to exercise any other rights of a shareholder, unless the dissenting shareholder withdraws his or her demand for appraisal within the time period specified in the appraisal election form.

4.  A dissenting shareholder who has delivered the appraisal election form and his or her stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to CCBG within the time period specified in the appraisal election form. Thereafter, a dissenting shareholder may not withdraw from the appraisal process without the written consent of CCBG. Upon such withdrawal, the right of the dissenting shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

5.  If the dissenting shareholder accepts the offer of CCBG in the appraisal election form to pay CCBG’s estimate of the fair value of the First Alachua shares, payment for the shares of the dissenting shareholder is to be made within 90 days after the receipt of the appraisal election form by CCBG or its agent. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

6.  A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify First Alachua in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to First Alachua the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

The current Florida Statute, Section 607.1330, addresses what should occur if a dissenting shareholder fails to accept the offer of CCBG to pay the value of the shares as estimated by CCBG, and CCBG fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest. The following paragraphs summarize these provisions of Florida law:

1.  If a dissenting shareholder refuses to accept the offer of CCBG to pay the value of the shares as estimated by CCBG, and CCBG fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest, then within 60 days after receipt of a written demand from any dissenting shareholder given within 60 days after the date on which the merger was effected, CCBG shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in Florida where the registered office of CCBG, maintained pursuant to Florida law, is located requesting that the fair value of such shares be determined by the court.

2.  If CCBG fails to institute such a proceeding within the above-prescribed period, any dissenting shareholder may do so in the name of CCBG. A copy of the initial pleading will be served on each dissenting shareholder. CCBG is required to pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings, which amount may, in the discretion of the court, include a fair rate of interest, which will also be determined by the court. Upon payment of the judgment, the dissenting shareholder ceases to have any interest in such shares.

The current Florida Statute, Section 607.1331, provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, shall be determined by the court and assessed against CCBG, except that the court may assess costs against all or some of the dissenting shareholders, in amounts the court finds equitable, to the extent that the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against (i) CCBG and in favor of any or all dissenting shareholders if the court finds CCBG did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322, or (ii) either CCBG or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against CCBG, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited. To the extent that CCBG fails to make a required payment when a dissenting shareholder accepts CCBG’s offer to pay the value of the shares as estimated by CCBG, the dissenting shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from CCBG all costs and expenses of the suit, including counsel fees.

Any dissenting shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See “— Certain Federal Income Tax Consequences.”

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Conduct of Business Pending the Merger

First Alachua has agreed in the Agreement and Plan of Merger that, unless CCBG gives prior written consent, and except as otherwise expressly contemplated in the Agreement and Plan of Merger, First Alachua will, and will cause First National Bank of Alachua to:

•	operate its business only in the usual, regular, and ordinary course;

•	preserve intact its business organization and assets and maintain its rights and franchises; and

•	take no action which would:

-
adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement and Plan of Merger without the imposition of certain conditions or restrictions referred to in the Agreement and Plan of Merger, or

-	adversely affect the ability of any party to perform its covenants and agreements under the Agreement and Plan of Merger.

In addition, First Alachua has agreed that, from the date of the Agreement and Plan of Merger until the earlier of the effective time of the merger or the termination of the Agreement and Plan of Merger, unless CCBG has given prior written consent, and except as otherwise expressly contemplated by the Agreement and Plan of Merger, First Alachua will not do or agree or commit to do, or permit any of its subsidiaries to do or agree or commit to do, any of the following:

•	amend its Articles of Incorporation, Bylaws or other governing instruments (except as specified in the Agreement and Plan of Merger);

•
incur any additional debt obligation or other obligation for borrowed money (except indebtedness by First Alachua or one of its subsidiaries to First Alachua or one of its subsidiaries) in excess of an aggregate of $25,000 (on a consolidated basis) except in the ordinary course of the business of First Alachua and its subsidiaries consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of First Alachua or any of its subsidiaries of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date of the Agreement and Plan of Merger that were previously disclosed to CCBG by First Alachua);

•
repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of First Alachua or any of its subsidiaries or, except as consistent with past practice, declare or pay any dividend or make any other distribution in respect of First Alachua’s capital stock or First National Bank of Alachua’s capital stock;

•
except for the Agreement and Plan of Merger, or as previously disclosed to CCBG by First Alachua, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First Alachua common stock or any other capital stock of First Alachua or any of its subsidiaries, or any stock appreciation rights, or any option, warrant, or other equity right;

•
adjust, split, combine or reclassify any capital stock of First Alachua or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First Alachua common stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any asset having a book value in excess of $25,000 (other than in the ordinary course of business for reasonable and adequate consideration);

•
except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of one year or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfer, or purchase of any assets, in any entity, or otherwise acquire direct or indirect control over any entity, other than in connection with:

-	foreclosures in the ordinary course of business, or

-	acquisitions of control by a depository institution subsidiary in its fiduciary capacity;

•	make any new loans or extensions of credit or renew, extend or renegotiate any existing loans or extensions of credit:

-
with respect to properties or businesses outside of First National Bank of Alachua’s current market area, or to borrowers whose principal residence is outside of First National Bank of Alachua’s current market area,

-	that are unsecured in excess of $100,000, or

-	that are secured in excess of $300,000;

•
purchase or sell (except for sales of single-family residential first mortgage loans in the ordinary course of First Alachua’s or First National Bank of Alachua’s business for fair market value) any whole loans, leases, mortgages or any loan participations or agented credits or other interest therein;

•
renew or renegotiate any loans or credits that are on any watch list and/or are classified or special mentioned or take any similar actions with respect to collateral held with respect to debts previously contracted or other real estate owned, except pursuant to safe and sound banking practices and with prior disclosure to CCBG;

•
First Alachua or First National Bank of Alachua may, however, without the prior notice to or written consent of CCBG, renew or extend existing credits on substantially similar terms and conditions as present at the time such credit was made or last extended, renewed or modified, for a period not to exceed one year and at rates not less than market rates for comparable credits and transactions and without any release of any collateral except as First Alachua or any of its subsidiaries is presently obligated under existing written agreements kept as part of First Alachua’s or any of its subsidiaries’ official records;

•
grant any increase in compensation or benefits to the employees or officers of First Alachua or any of its subsidiaries, except in accordance with past practice previously disclosed to CCBG by First Alachua or as required by law, pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Agreement and Plan of Merger and previously disclosed to CCBG by First Alachua; enter into or amend any severance agreements with officers of First Alachua; grant any increase in fees or other increases in compensation or other benefits to directors of First Alachua, except in accordance with past practice previously disclosed to CCBG by First Alachua; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits or other equity rights;

•
enter into or amend any employment contract between First Alachua or any of its subsidiaries and any person (unless such amendment is required by law) that First Alachua or any of its subsidiaries does not have the unconditional right to terminate without liability (other than liability for services already rendered) at any time on or after the effective time of the merger;

•
adopt any new employee benefit plan of First Alachua or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of First Alachua other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by law, the terms of such plans or consistent with past practice;

•
make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or accounting principles generally accepted in the United States;

•
commence any litigation other than in accordance with past practice, or settle any litigation involving any liability of First Alachua or any of its subsidiaries for material money damages or restrictions upon the operations of First Alachua or any of its subsidiaries; or

•
except in the ordinary course of business, enter into, modify, amend or terminate any material contract calling for payments exceeding $25,000 or waive, release, compromise or assign any material rights or claims.

CCBG has agreed in the Agreement and Plan of Merger that from the date of the Agreement and Plan of Merger until the earlier of the effective time of the merger or the termination of the Agreement and Plan of Merger, unless First Alachua has given prior written consent, and except as otherwise expressly contemplated in the Agreement and Plan of Merger, CCBG will:

•
continue to conduct its business and the business of its subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the CCBG capital stock and the business prospects of CCBG and its subsidiaries and (to the extent consistent) use all reasonable efforts to preserve intact CCBG’s and its subsidiaries’ core businesses and goodwill with their respective employees and the communities they serve, and

•	take no action which would:

-
materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement and Plan of Merger without the imposition of certain conditions or restrictions referred to in the Agreement and Plan of Merger, or

-
materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement and Plan of Merger; provided, that this will not prevent CCBG or any of its subsidiaries from acquiring any assets or other businesses or from discontinuing or disposing of any of its assets or businesses if such action is, in the judgment of CCBG, desirable in the conduct of the business of CCBG and its subsidiaries, and

•
not amend or agree or commit to amend or permit any of its subsidiaries to amend or agree or commit to amend, without the prior written consent of First Alachua, which consent shall not be unreasonably withheld, the Articles of Incorporation or Bylaws of CCBG, in any manner adverse to the holders of First Alachua common stock as compared to the rights of holders of CCBG common stock generally as of the date of the Agreement and Plan of Merger.

Management and Operations after the Merger; Interests of Certain Persons in the Merger

Following the merger, First Alachua will be merged with and into CCBG and First National Bank of Alachua will be merged with and into Capital City Bank. Certain members of First Alachua’s management and the First Alachua Board of Directors have interests in the merger in addition to their interests as shareholders of First Alachua generally. These include, among other things, provisions in the Agreement and Plan of Merger relating to indemnification of directors and officers and eligibility for certain CCBG employee benefits.

Indemnification and Advancement of Expenses. With respect to all claims brought during the period of three years after the effective time of the merger, the Agreement and Plan of Merger provides that CCBG will indemnify, defend and hold harmless the present and former directors, officers and employees of First Alachua and First National Bank of Alachua against all liabilities arising out of actions or omissions arising out of the indemnified party’s service as a director, officer or employee of First Alachua and First National Bank of Alachua or, at First Alachua’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the effective time of the merger (including the transactions contemplated by the Agreement and Plan of Merger) to the fullest extent permitted under Florida law. Notwithstanding the foregoing, with respect to all losses, liabilities, damage, costs, claims, and expenses related to the First National Bank of Alachua 401(k) Plan liabilities, if any, neither CCBG nor any of its subsidiaries will indemnify, defend or hold harmless the present and former trustees of the First National Bank of Alachua 401(k) Plan, including Jerry M. Smith and Frank Bevis. Without limiting the foregoing, in any case in which approval by CCBG is required to effectuate any indemnification, CCBG will direct, at the election of the indemnified party, that the determination of any such approval will be made by independent counsel mutually agreed upon between CCBG and the indemnified party.

CCBG will, to the extent available (and First Alachua and First National Bank of Alachua shall cooperate prior to the effective time of the merger in these efforts), maintain in effect for a period of three years after the effective time of the merger directors’ and officers’ liability insurance with respect to claims arising from facts or events which occurred up to 12 months prior to the effective time of the merger and covering the indemnified parties; provided, that CCBG will not be obligated to make aggregate premium payments for such three-year period in respect of such an insurance policy (or coverage replacing such a policy) which exceed $45,000 for the portion related to First Alachua’s and First National Bank of Alachua’s directors and officers.

Other Matters Relating to Employee Benefit Plans. The Agreement and Plan of Merger also provides that, following the effective time of the merger, CCBG will provide generally to officers and employees of First Alachua and its subsidiaries employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of CCBG common stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by CCBG and its subsidiaries to their similarly situated officers and employees. CCBG will waive any pre-existing condition exclusion under any employee health plan for which any employees and/or officers and dependents covered by First Alachua plans as of the effective time of the merger will become eligible by virtue of the preceding sentence, to the extent:

•	the pre-existing condition was covered under the corresponding plan maintained by First Alachua or any of its subsidiaries, and

•
the individual affected by the pre-existing condition was covered by First Alachua’s or any of its subsidiaries’ corresponding plan on the date which immediately precedes the effective time; provided further, however, that any portion of a pre-existing condition exclusion period imposed by a CCBG employee health plan will not be enforced to the extent it exceeds in duration any corresponding provision in effect under a First Alachua benefit plan immediately prior to closing. In addition, CCBG will credit employees of First Alachua or any of its subsidiaries for amounts paid under First Alachua benefit plans for the applicable plan year that contains the closing date for purposes of applying deductibles, co-payments and out-of-pocket limitations under CCBG health plans.

For purposes of participation and vesting (but not benefit accrual) under CCBG’s employee benefit plans, the service of the employees of First Alachua prior to the effective time of the merger will be treated as service with CCBG or its subsidiaries participating in such employee benefits plans.

Subject to compliance with applicable laws and the absence of any material adverse effect upon CCBG or any First Alachua benefit plans or CCBG benefit plans, First Alachua will, prior to closing, take such actions as are necessary to terminate each First Alachua benefit plan (other than the Executive Indexed Salary Continuation Plan, by and between Jerry M. Smith and First National Bank of Alachua, dated June 1, 1995, the Endorsement Method Split Dollar Plan Agreement, dated June 1, 1995, and the First National Bank of Alachua 401(k) Profit Sharing Plan) and to distribute all benefits attributable to such benefit plans as soon as administratively feasible.

In addition, Jerry M. Smith will enter into a three year employment agreement with CCBG.

First National Bank of Alachua 401(k) Plan Qualification. First National Bank of Alachua, as the sponsor of the First National Bank of Alachua 401(k) Plan, and Jerry M. Smith, as co-trustee of the First National Bank of Alachua 401(k) Plan, will take all actions reasonably necessary prior to the closing time to submit a proper application to the Internal Revenue Service pursuant to the Employee Plans Compliance Resolution System (“EPCRS Application”) as set forth in Revenue Procedure 2003-44 (or successor guidance) that will contain a reasonable proposal to address certain matters previously disclosed to CCBG so as to obtain IRS approval of certain corrections, if needed. It is understood and agreed that these corrections may, if necessary, be made after the closing time and that IRS approval may be obtained after the closing time. Jerry M. Smith, as co-trustee of the First National Bank of Alachua 401(k) Plan, will consult with CCBG and CCBG’s legal counsel prior to taking any actions, will obtain CCBG and CCBG’s legal counsel’s prior approval in connection with any IRS or Pension Benefit Guaranty Corporation submissions, communications, filings, or applications, and will provide CCBG at closing with documentation of the actions ultimately implemented.

In the Agreement and Plan of Merger, CCBG, First Alachua, First National Bank of Alachua, and Jerry M. Smith, as co-trustee of the First National Bank of Alachua 401(k) Plan, expressly agreed that, at all times subsequent to closing, all participants in the First National Bank of Alachua 401(k) Plan will make all elective deferrals exclusively to the Capital City Bank Group, Inc. 401(k) Plan. Upon approval by the IRS of the EPCRS Application, CCBG, in its sole discretion, may elect to (1) freeze the First National Bank of Alachua 401(k) Plan; (2) terminate the First National Bank of Alachua 401(k) Plan; or (3) merge the First National Bank of Alachua 401(k) Plan with the Capital City Bank Group, Inc. 401(k) Plan as a successor plan. Prior to the closing, First National Bank of Alachua may continue to pay in the ordinary course the reasonable fees and expenses relating to the administration of the First National Bank of Alachua 401(k) Plan, subject, however, to the provisions of the Agreement and Plan of Merger relating to certain potential 401(k) Plan liabilities and any corrections required pursuant to the EPCRS Application. After the closing, CCBG will pay in the ordinary course all reasonable fees and expenses relating to the administration of the First National Bank of Alachua 401(k) Plan, subject, however, to the provisions of the Agreement and Plan of Merger relating to certain Alachua potential 401(k) Plan liabilities and any corrections required pursuant to the EPCRS Application. First Alachua and First National Bank of Alachua have previously disclosed to CCBG the fees and expenses that First National Bank of Alachua has paid to service providers relating to the First National Bank of Alachua 401(k) Plan.

In the Agreement and Plan of Merger, CCBG, First Alachua, First National Bank of Alachua, and Jerry M. Smith, as co-trustee of the First National Bank of Alachua 401(k) Plan, also expressly agreed that, at all times subsequent to the execution of the Agreement and Plan of Merger, no stock or other security issued by First Alachua or any of its subsidiaries held in the First National Bank of Alachua 401(k) Plan may be withdrawn or transferred by any participant until CCBG, in its sole discretion, determines that the terms of the IRS compliance statement, if any, pursuant to the EPCRS Application have been met.

With respect to the EPCRS Application, First National Bank of Alachua, and subsequent to closing, CCBG, will pay all fees and expenses, including all legal fees of counsel to First National Bank of Alachua, accounting fees, filing fees, and application fees, subject to the indemnification provisions in a letter agreement between Jerry M. Smith and CCBG; provided, however, that to the extent the IRS or any other governmental agency or applicable law (i) prohibits First Alachua, CCBG, or any of their respective subsidiaries from paying such fees and expenses; or (ii) deems such amount to be penalties, Jerry M. Smith, individually, will pay all fees and expenses, including all legal fees, accounting fees, filing fees, and application fees.

Jerry M. Smith, to the extent Mr. Smith has direct control over the implementation of corrections, if any, set forth in the IRS compliance statement, and the then-sponsor of the First National Bank of Alachua 401(k) Plan will be responsible for timely and properly implementing the corrections set forth in the IRS compliance statement pursuant to the EPCRS Application, subject to the indemnification provisions in the letter agreement mentioned in the preceding paragraph.

Certain Federal Income Tax Consequences

This section summarizes the material anticipated federal income tax consequences of the merger for First Alachua shareholders. This summary is based on the federal income tax laws now in effect. It does not take into account possible changes in these laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial decisions or administrative rulings, some of which may have retroactive effect. This summary does not purport to address all aspects of the possible federal income tax consequences of the merger and is not intended as tax advice to any person. This summary does not address the federal income tax consequences of the merger to shareholders in light of their particular circumstances or status (for example, as foreign persons, tax-exempt entities, dealers in securities, and insurance companies, among others), nor does this summary address any consequences of the merger under any state, local, estate, or foreign tax laws. You are urged to consult your own tax advisers as to the specific tax consequences of the merger to you, including tax return reporting requirements, the application and effect of federal, foreign, state, local, and other tax laws, and the implications of any proposed changes in the tax laws.

The parties to the merger have not required, and will not request, a federal income tax ruling from the IRS as to the tax consequences of the merger. Instead, at the effective time, Gunster, Yoakley & Stewart, P.A., counsel to CCBG, will render an opinion to CCBG, and Smith, Gambrell & Russell, LLP, counsel to First Alachua, will render its opinion to First Alachua, concerning the material federal income tax consequences of the proposed merger under federal income tax law. Both firms are expected to opine, based upon (a) the assumption that the merger is consummated in accordance with the Agreement and Plan of Merger, (b) the accuracy of representations made by the management of CCBG and First Alachua, and (c) specifically assuming that CCBG stock will constitute at least 45% of the total merger consideration as of the effective time, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and that neither CCBG nor First Alachua will recognize gain or loss by reason of the merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain or loss recognized pursuant to Treasury regulations issued under Section 1502 of the Code).

If, at the effective time, the CCBG stock does not constitute at least 45% of the merger consideration and the referenced tax opinions are not rendered, the parties will re-evaluate the transaction before consummating the merger.

Assuming the merger qualifies as a reorganization pursuant to Section 368(a) of the Code, the shareholders of First Alachua will have the following federal income tax consequences:

•	First Alachua shareholders will recognize gain (but not loss) from the exchange, but not in excess of the cash received; the computation of gain is made on a share by share basis; it is not anticipated that any portion of such gain will be characterized as a dividend;

•
the basis of the CCBG common stock received by the First Alachua shareholders in the merger (including fractional shares deemed received and redeemed) will, in each instance, be the same as the basis of the First Alachua common stock surrendered in exchange therefor, (i) decreased by the cash received (other than cash received in lieu of a fractional share of CCBG common stock) and (ii) increased by the gain recognized in the exchange;

•
the holding period of the CCBG common stock received by the First Alachua shareholders will, in each instance, include the period during which the First Alachua common stock surrendered in exchange therefor was held, provided that the First Alachua common stock was held as a capital asset on the date of the exchange;

•
the payment of cash to First Alachua shareholders in lieu of fractional shares of CCBG common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by CCBG; it is anticipated that any gain or loss recognized upon such exchange will be capital gain or loss (rather than a dividend), provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder;

•
subject to the conditions and limitations of Code Section 302, a holder of First Alachua common stock who exercises statutory dissenters’ rights in connection with the merger generally will recognize gain or loss equal to the difference, if any, between such holder’s tax basis in the First Alachua common stock exchanged and the amount of cash received in exchange therefor; and

•
unless the exchange is deemed to have the effect of the distribution of a dividend, any gain or loss recognized by a holder of First Alachua common stock as a result of the merger will be capital gain or loss and will be long-term capital gain or loss if such holder’s stock has been held for more than one year at the effective time of the merger.

Assuming the merger qualifies as a tax-free reorganization, each First Alachua shareholder who receives CCBG common stock in the merger will be required to attach to his or her federal income tax return for the year of the merger a complete statement of all facts pertinent to the non-recognition of gain, including the shareholder’s basis in the First Alachua common stock exchanged, and the number of shares of CCBG common stock and cash received in exchange for First Alachua common stock. Each shareholder should also keep as part of such shareholder’s permanent records information necessary to establish such shareholder’s basis in, and holding period for, the CCBG common stock received in the merger.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under accounting principles generally accepted in the United States, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities, including intangibles, of First Alachua as of the effective time of the merger will be recorded at their respective fair values and added to those of CCBG. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of CCBG issued after the merger would reflect such fair values and would not be restated retroactively to reflect the historical financial position or results of operations of First Alachua.

There are certain conditions on the exchange of First Alachua common stock for CCBG common stock by affiliates of First Alachua, and there are certain restrictions on the transferability of the CCBG common stock received by those affiliates. See “- Resales of CCBG Common Stock,” on page 53.

Expenses and Fees

The Agreement and Plan of Merger provides that each of the parties will bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated by the Agreement and Plan of Merger, including filing, registration and application fees, printing fees, and fees and expenses of financial or other consultants, investment bankers, accountants, and counsel, except that CCBG shall bear and pay the filing fees payable, and one-half of the printing costs incurred, in connection with the registration statement of which this Proxy Statement/Prospectus is a part. First Alachua will pay one-half of the printing costs.

In the event that First Alachua terminates the Agreement and Plan of Merger by entering into a definitive agreement with respect to the sale of First Alachua to any person or entity who or which has made a proposal to acquire First Alachua, First Alachua will pay CCBG $2,320,000 for losses and damages of CCBG incurred in connection with the merger.

Resales of CCBG Common Stock

The CCBG common stock issued to shareholders of First Alachua in connection with the merger will be registered under the Securities Act of 1933, as amended, and will be freely transferable by those shareholders of First Alachua and CCBG not considered to be “Affiliates” of First Alachua or CCBG. “Affiliates” generally are defined as persons or entities who control, are controlled by, or are under common control with First Alachua or CCBG (generally, directors, executive officers and 10% shareholders).

Rules 144 and 145 under the Securities Act restrict the sale of CCBG common stock received in the merger by Affiliates and certain of their family members and related interests. Generally speaking, during the one-year period following the effective time of the merger, Affiliates of First Alachua may resell publicly the CCBG common stock received by them in the merger within certain limitations as to the amount of CCBG common stock sold in any three-month period and as to the manner of sale. After this one-year period, Affiliates of First Alachua who are not Affiliates of CCBG may resell their shares without restriction. The ability of Affiliates to resell shares of CCBG common stock received in the merger under Rule 144 or 145 as summarized in this Proxy Statement/Prospectus generally will be subject to CCBG’s having satisfied its reporting requirements under the Securities Exchange Act of 1934, as amended, for specified periods prior to the time of sale. Affiliates also would be permitted to resell CCBG common stock received in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus does not cover any resales of CCBG common stock received by persons who may be deemed to be Affiliates of First Alachua or CCBG.

First Alachua has caused each person First Alachua reasonably believes to be an Affiliate of First Alachua to sign and deliver to CCBG an agreement providing that such Affiliate will not sell, pledge, transfer, or otherwise dispose of any CCBG common stock obtained as a result of the merger except in compliance with the Securities Act and the rules and regulations of the SEC. The certificates representing CCBG common stock issued to Affiliates in the merger may bear a legend summarizing these restrictions. See “- Conditions to Consummation of the Merger,” on page 37.

The receipt of the First Alachua Affiliate Agreements by CCBG is a condition to CCBG’s obligations to consummate the merger.

DESCRIPTION OF CCBG CAPITAL STOCK

General. The authorized capital stock of CCBG currently consists of 90,000,000 shares of common stock, $.01 par value per share, of which _________ shares of common stock were issued and outstanding as of the record date. CCBG is also authorized to issue 3,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding. Additionally, as of the record date, there were exercisable options to acquire [_______] shares of CCBG common stock.

Common Stock. Owners of CCBG common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of CCBG to pay dividends is affected by the ability of its subsidiary depository institution to pay dividends. The approval of the Florida Department of Financial Services is required if the total of all dividends declared by Capital City Bank, in any calendar year exceeds Capital City Bank’s net profits (as defined in the Florida Statutes) for that year combined with its retained net profits for the preceding two calendar years. In 2005, Capital City Bank may declare dividends without regulatory approval of $____ million plus an additional amount equal to the net profits of Capital City Bank for 2005 up to the date of any such dividend declaration. See “BUSINESS - Supervision and Regulation - The Bank - Dividends” and “NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Note 15 - Dividend Restrictions” in CCBG’s Financial Statements for the year ended December 31, 2003, on page 254.

Except as may be required by law or as may be provided by the resolutions of the CCBG Board authorizing the issuance if any class or series of preferred stock, all voting rights are vested in the owners of the common stock. Each owner of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights. Shareowners holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the CCBG's shareowners. A vote by the owners of a majority of the voting power of the capital stock issued and outstanding is required for matters except for the following, as provided under Florida law and in accordance with CCBG’s Articles of Incorporation and Bylaws: (i) a vote of the owners of at least two-thirds of the voting power of the capital stock issued and outstanding is required to (A) remove for cause any director of CCBG; or (B) alter, amend, or repeal certain provisions of CCBG’s Bylaws; (ii) a vote of (A) the owners of at least two-thirds of the voting power of all the then issued and outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class; or (B) a majority of disinterested directors and the holders of at least a majority of the voting power of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal certain provisions of CCBG’s Articles of Incorporation; and (iii) directors may be elected by a plurality of the votes cast by the owners of capital stock entitled to vote at a shareowners’ meeting at which a quorum is present.

CCBG’s Articles of Incorporation provide that CCBG’s Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The term of the Class I directors terminates on the date of the 2007 annual meeting of shareowners, the term of the Class II directors terminates on the date of the 2005 annual meeting of shareowners and the term of the Class III directors terminates on the date of the 2006 annual meeting of shareowners. At each annual meeting of shareowners, successors to the class of directors whose term expires at that annual meeting are to be elected for a three-year term. The effect of CCBG having a classified Board of Directors is that only approximately one-third of the members of the Board is elected each year, which effectively requires two annual meetings for CCBG’s shareowners to change a majority of the members of the Board of Directors. The purpose of dividing CCBG’s Board of Directors into classes is to facilitate continuity and stability of leadership of CCBG by ensuring that experienced personnel familiar with CCBG will be represented on CCBG’s Board of Directors at all times, and to permit CCBG’s management to plan for the future for a reasonable period of time. However, by potentially delaying the time within which an acquiror could obtain working control of the Board of Directors, this provision may discourage some potential mergers, tender offers, or takeover attempts.

Upon liquidation, owners of CCBG common stock will be entitled to receive on a pro-rata basis, after payment or provision for payment of all debts and liabilities of CCBG, all assets of CCBG available for distribution, in cash or in kind. CCBG’s Articles of Incorporation, as amended, do not grant preemptive rights to the owners of CCBG common stock.

CCBG’s Articles of Incorporation and Bylaws contain certain provisions designed to assist the CCBG Board in protecting the interests of CCBG and its shareowners if any group or person attempts to acquire control of CCBG. For a further discussion, see “EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS - Anti-Takeover Provisions Generally,” on page 56.

The outstanding shares of CCBG common stock are, and the shares of CCBG common stock to be issued by CCBG in connection with the merger will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock. Under the Articles of Incorporation, the CCBG Board has the power, without further action by the owners of common stock, to designate and issue from time to time the preferred stock in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the Board shall from time to time determine. Such rights and preferences include those as to voting, dividends (including whether dividends are cumulative), redemption (including sinking fund provisions), liquidation preferences and conversion.

Transfer Agent and Registrar. The Transfer Agent and Registrar for CCBG’s common stock is American Stock Transfer & Trust Co., Registrar and Transfer Company, 59 Maiden Lane, Plaza Level, New York, NY 10038.

EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

In the merger, shareholders of First Alachua will exchange their shares of First Alachua for shares of CCBG. First Alachua, a financial services company, is a Florida corporation headquartered in Alachua, Florida and is governed by Florida law and the Articles of Incorporation and Bylaws, as amended, adopted by First Alachua.

CCBG, a financial holding company, is a Florida corporation headquartered in Tallahassee, Florida and is governed by Florida law and CCBG’s Articles of Incorporation and Bylaws, as amended. There are some significant differences between the rights of First Alachua’s shareholders and the rights of CCBG’s shareowners. The following is a summary of the principal differences between the current rights of First Alachua’s shareholders and those of CCBG’s shareowners.

The following summary is not intended to be complete and is qualified in its entirety by reference to the Florida Business Corporation Act, as well as the Articles of Incorporation and Bylaws, as amended, of First Alachua and CCBG.

Anti-Takeover Provisions Generally

CCBG’s Articles of Incorporation and Bylaws contain certain provisions designed to assist the CCBG Board of Directors in protecting the interests of CCBG and its shareowners if any group or person attempts to acquire control of CCBG. These provisions may help the CCBG Board of Directors determine whether a sale of control is in the best interests of CCBG’s shareowners, or enhance their ability to maximize the value to be received by the shareowners upon a sale of control of CCBG. In addition, as of March [__], 2005, William G. Smith, Jr., Chairman, President, and Chief Executive Officer of CCBG, and his brother, Robert Hill Smith, Vice President of CCBG, together beneficially owned approximately [__]% of CCBG’s outstanding common stock. Such concentrated ownership could also have the effect of deterring takeover proposals.

Although CCBG’s management believes that these provisions and concentrated ownership are beneficial to CCBG’s shareowners, these two factors may tend to discourage some takeover bids. As a result, CCBG’s shareowners may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these factors discourage undesirable proposals, CCBG may be able to avoid those expenditures of time and money.

CCBG’s anti-takeover provisions and concentrated ownership also may discourage open market purchases by a company that may desire to acquire CCBG. Those purchases may increase the market price of CCBG common stock temporarily, and enable shareowners to sell their shares at a price higher than they might otherwise obtain. In addition, CCBG’s anti-takeover provisions and concentrated ownership may decrease the market price of CCBG common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The anti-takeover provisions and concentrated ownership also may make it more difficult and time consuming for a potential acquiror to obtain control of CCBG by replacing the Board of Directors and management. Furthermore, the anti-takeover provisions and concentrated ownership may make it more difficult for CCBG’s shareowners to replace the Board of Directors or management, even if a majority of the shareowners believes that replacing the Board of Directors or management is in the best interests of CCBG. Because of these factors, these anti-takeover provisions and concentrated ownership may tend to perpetuate the incumbent Board of Directors and management. For more information about these provisions, see “- Authorized Capital Stock,” on page 57, “- Amendment of Articles of Incorporation and Bylaws,” on page 58, “- Classified Board of Directors and Absence of Cumulative Voting,” on page 59, “- Director Removal and Vacancies,” on page 60, “- Indemnification,” on page 60, “- Ability of Directors to Consider Interests Other than Shareowner Interests” on page 62, “- Actions by Shareowners Without a Meeting,” on page 63, “- Shareowner Nominations,” on page 63.

Authorized Capital Stock

CCBG. CCBG’s Articles of Incorporation authorize the issuance of up to (1) 90,000,000 shares of CCBG $.01 par value common stock, of which [__________] shares were issued and outstanding as of the record date, and (2) 3,000,000 shares of $.01 par value preferred stock, of which no shares are issued. CCBG’s Board of Directors may authorize the issuance of additional shares of CCBG common stock without further action by CCBG’s shareowners, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which CCBG’s capital stock may be listed. CCBG’s shareowners do not have the preemptive right to purchase or subscribe to any unissued authorized shares of CCBG common stock or any option or warrant for the purchase thereof.

CCBG’s Board of Directors may issue, without any further action by the shareowners, shares of CCBG preferred stock, in one or more classes or series, with such voting, conversion, dividend, redemption and liquidation rights as the Board may specify. In establishing and issuing shares of CCBG preferred stock, CCBG’s Board of Directors may designate that CCBG preferred stock will vote as a separate class on any or all matters, thus diluting the voting power of the CCBG common stock. The existence of this ability could render more difficult or discourage an attempt to gain control of CCBG by means of a tender offer, merger, proxy contest or otherwise. The Board also may designate that CCBG preferred stock will have dividend rights that are cumulative and that receive preferential treatment compared to CCBG common stock, and that CCBG preferred stock will have liquidation rights with priority over CCBG common stock in the event of CCBG’s liquidation. The Board of Directors also may designate whether or not CCBG preferred stock shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such preferred shares, and the terms and provisions relative to the operation thereof.

Subject to certain potential adjustments, the payment of cash in lieu of fractional shares and payments made to dissenting shareholders, CCBG will issue 725,000 shares of CCBG common stock in the merger. Based on the number of shares of CCBG common stock outstanding on the record date, it is anticipated that, following the consummation of the merger, approximately [__________] shares of CCBG common stock will be outstanding.

The authority to issue additional shares of CCBG common stock provides CCBG with the flexibility necessary to meet its future needs without the delay resulting from seeking shareowner approval. The authorized but unissued shares of CCBG common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of CCBG. In addition, the sale of a substantial number of shares of CCBG common stock to persons who have an understanding with CCBG concerning the voting of such shares, or the distribution or declaration of a dividend of shares of CCBG common stock (or the right to receive CCBG common stock) to CCBG shareowners, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of CCBG.

First Alachua. First Alachua is authorized to issue 500,000 shares, consisting of 250,000 shares of $0.10 par value Class A common stock and 250,000 shares of $0.10 par value Class B common stock, of which 4,456 shares of Class A common stock and 5,730 shares of Class B common stock are outstanding as of the record date. First Alachua has no other classes of authorized capital stock. First Alachua shareholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of First Alachua common stock.

The Class B common stock was created in connection with the assumption by First Alachua of debt of certain Class B shareholders. While the debt was outstanding, Class A shareholders were entitled to dividend and liquidation preferences. The principal and interest on the debt related to the Class B common stock was repaid in full and retired as of March 26, 1990. Thus, the Class A common stock and Class B common stock currently have identical rights, preferences and limitations.

Amendment of Articles of Incorporation and Bylaws

CCBG. CCBG’s Articles of Incorporation provide that the affirmative vote of the holders of at least two-thirds of all the issued and outstanding voting shares of capital stock is required to amend certain provisions, including provisions relating to shareowner meetings, nomination, election and removal of directors, acquisition offers, indemnification, and amendments. However, if such amendment has received the prior approval by an affirmative vote of a majority of “Disinterested Directors,” as defined in Section 607.0901(1)(h), Florida Statutes, then the affirmative vote of the holders of a majority of all the shares of capital stock of CCBG issued and outstanding and entitled to vote, or such greater percentage approval as is required by Florida law, is sufficient to amend the Articles. A “Disinterested Director” is defined in Section 607.0901(1)(h), Florida Statutes, as:

•	any member of the Board of Directors who was a member of the Board of Directors before the later of January 1, 1987, or the date on which an interested shareowner became an interested shareowner; and

•
any member of the Board of Directors who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board.

The remaining provisions of CCBG’s Articles of Incorporation may be amended by the holders of at least a majority of the issued and outstanding voting shares of capital stock.

Subject to certain restrictions set forth below, either the Board of Directors or the shareowners of CCBG may amend CCBG’s Bylaws by majority vote. The Board of Directors may amend the Bylaws and adopt new Bylaws provided that:

•	the Board of Directors may not alter, amend, or repeal any bylaw adopted by shareowners if the shareowners specifically provide that such bylaw is not subject to amendment or repeal by the Board; and

•	in the case of any shareowner action, the approval of two-thirds of the shareowners, acting only by voting at a special meeting, is required to amend any bylaw provision pertaining to:

- meetings of shareowners,

- directors,

- indemnification of directors, officers, employees and agents, and

- amendments.

First Alachua. First Alachua’s Articles of Incorporation are silent as to any vote requirement to amend such Articles. Accordingly, amendments to the First Alachua Articles of Incorporation are subject to the Florida Business Corporation Act as it relates to amendments made to articles of incorporation. The Florida Business Corporation Act provides that, other than in the case of certain routine amendments which may be made by the corporation’s Board of Directors without shareholder action (such as changing the corporate name), an amendment to a corporation’s articles requires the affirmative vote of a majority of the outstanding shares of each voting group.

The First Alachua Bylaws may be amended by the affirmative vote of a majority of the directors at any regular meeting or special meeting. In addition, under the Florida Business Corporation Act, an affirmative vote of a majority of the First Alachua shareholders is required to amend or repeal the bylaws.

Classified Board of Directors and Absence of Cumulative Voting

CCBG. CCBG’s Articles of Incorporation provide that CCBG’s Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The term of the Class I directors terminates on the date of the 2007 annual meeting of shareowners, the term of the Class II directors terminates on the date of the 2005 annual meeting of shareowners and the term of the Class III directors terminates on the date of the 2006 annual meeting of shareowners. At each annual meeting of shareowners, successors to the class of directors whose term expires at that annual meeting are to be elected for a three-year term. The effect of CCBG having a classified Board of Directors is that only approximately one-third of the members of the Board is elected each year, which effectively requires two annual meetings for CCBG’s shareowners to change a majority of the members of the Board of Directors. The purpose of dividing CCBG’s Board of Directors into classes is to facilitate continuity and stability of leadership of CCBG by ensuring that experienced personnel familiar with CCBG will be represented on CCBG’s Board of Directors at all times, and to permit CCBG’s management to plan for the future for a reasonable period of time. However, by potentially delaying the time within which an acquiror could obtain working control of the Board of Directors, this provision may discourage some potential mergers, tender offers, or takeover attempts.

Pursuant to the CCBG Bylaws, each shareowner is entitled to one vote for each share of CCBG common stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a shareowner has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareowner has the right to distribute all of his or her votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate. Directors are elected by a plurality of the total votes cast by the shares entitled to vote in the election. With cumulative voting, it may be possible for minority shareowners to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of CCBG common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining CCBG common stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting thus could make it more difficult for a shareowner who acquires less than a majority of the shares of CCBG common stock to obtain representation on CCBG’s Board of Directors.

First Alachua. Pursuant to the Bylaws of First Alachua, each director of First Alachua is subject to annual elections. First Alachua shareholders do not have cumulative voting rights.

Director Removal and Vacancies

CCBG. CCBG’s Articles of Incorporation provide that:

•
a director or the entire Board of Directors may be removed, but only for cause, by the shareowners upon the affirmative vote of the holders of two-thirds of the voting power of all shares of capital stock entitled to vote generally in the election of directors; and

•
subject to the rights of the holders of any series of preferred stock, then outstanding vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors.

The purpose of this provision is to prevent a majority shareowner from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that shareowner. Accordingly, the provision may have the effect of impeding efforts to gain control of the Board of Directors by anyone who obtains a controlling interest in CCBG common stock. The term of a director appointed to fill a vacancy shall coincide with the term of the class of which such director shall have been elected.

First Alachua. First Alachua’s Bylaws do not provide for the removal of a director by the shareholders or directors of First Alachua. Pursuant to the Florida Business Corporation Act, the shareholders may remove, with or without cause, the entire board of directors or an individual director. First Alachua’s Bylaws provide that if any vacancy shall occur among the directors for any reason, the vacancy may be filled by a majority vote of the remaining directors.

Indemnification

CCBG. The Florida Business Corporation Act provides that a director, officer, employee, or other agent of a Florida corporation:

•	shall be indemnified by the corporation for all expenses of such litigation actually and reasonably incurred when he or she is successful on the merits on any legal proceeding;

•
may be indemnified by the corporation for liability incurred in connection with such legal proceedings (other than a derivative suit), even if he or she is not successful on the merits, if he or she acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation (and in the case of a criminal proceeding, he or she had no reasonable cause to believe that such conduct was unlawful); and

•
may be indemnified by the corporation for expenses of a derivative suit (a suit by a shareowner alleging a breach by a director or officer of a duty owed to the corporation) and amounts paid in settlement not to exceed, in the judgment of the Board of Directors, the estimated costs and expenses of litigating the proceeding to conclusion, even if he or she is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and the shareowners. If he or she is adjudged liable in the performance of his or her duties to the corporation, indemnification may be made in accordance with this paragraph, if and only to the extent that, a court determines that in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification for expenses.

The indemnification described in the second and third bullet-points above will be made only upon a determination by:

•	a majority of a quorum of disinterested directors;

•
if a quorum of disinterested directors is not obtainable, or even if obtainable, by majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors who are not at the time parties to the proceeding;

•	independent legal counsel in a written opinion;

•	the shareowners (excluding the shares owned by the person seeking indemnification); or

•	the court in which the proceeding is or was pending, if indemnification is proper under the circumstances because the applicable standard of conduct has been met.

The Board of Directors may authorize the advancement of litigation expenses to a director or officer upon receipt of an undertaking by the director or officer to repay such expenses if it is ultimately determined that he or she is not entitled to be indemnified for them.

The Florida Business Corporation Act’s statutory scheme of indemnification is not exclusive and allows expanded indemnification by bylaw, agreement, vote of shareowners or disinterested directors, or otherwise. Notwithstanding the permissible expansion of indemnification rights, the Florida Business Corporation Act does not permit indemnification for:

•
acts or omissions that involve a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

•	any transaction from which a director, officer or agent derived an improper personal benefit;

•
willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareowner; or

•	approving an improper distribution to shareowners.

CCBG’s Bylaws expand the Florida Business Corporation Act’s statutory scheme of indemnification by providing for the mandatory indemnification of any of its officers and directors for costs and expenses actually and reasonably incurred in connection with a legal proceeding, regardless of whether the officer or director is successful on the merits or otherwise, including amounts paid in settlement of such a proceeding, to the fullest extent permitted by the Florida Business Corporation Act, and requires advancement of such costs and other expenses during pending proceedings.

The Board of Directors has discretionary ability to provide indemnification with respect to other persons, such as agents and employees.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling CCBG pursuant to the foregoing provisions, CCBG has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

First Alachua. Indemnification of First Alachua’s directors, officers, employees, and other agents is provided pursuant to the Florida Business Corporation Act. Neither the Articles of Incorporation nor the Bylaws of First Alachua provide for an expansion of the indemnification rights provided under the Florida Business Corporation Act.

Special Meetings of Shareowners

CCBG. CCBG’s Bylaws provide that special meetings of the shareowners shall be held:

•
when directed by the Board of Directors through a resolution adopted by a majority of the total number of directors (whether or not any vacancies of previously authorized directorships exist at the time the Board is presented with such resolution); or

•	when requested in writing and upon appropriate notice by the holders of not less than 50% of all the shares entitled to vote on any issue at the meeting.

As a result, this provision, taken together with the restriction on the removal of directors, would prevent a substantial shareowner who held less than 50% of CCBG’s common stock from compelling shareowner consideration of any proposal (such as a proposal for a merger) over the opposition of CCBG’s Board of Directors by calling a special meeting of shareowners at which such shareowner could replace the entire Board of Directors with nominees who were in favor of such proposal.

First Alachua. First Alachua’s Bylaws provide that special meetings of the shareholders may be called at any time by the President or a majority of the members of the Board of Directors and shall be called by the President at the request of the holders of not less than one-tenth of all the outstanding shares of First Alachua entitled to vote at the meeting.

Ability of Directors to Consider Interests Other Than Shareowners’ Interests

CCBG. CCBG’s Articles of Incorporation expressly require the Board of Directors to consider all factors it deems relevant in evaluating a proposed share exchange, tender offer, merger, consolidation, or other similar transaction, including:

•	the best interests of the shareowners;

•	the social, legal, and economic effects on employees, customers, depositors, and communities served by CCBG and any subsidiary;

•	the consideration offered in relation to the then current market value of CCBG or any subsidiary in a freely negotiated transaction;

•	estimations of future value of the stock of CCBG or any subsidiary as an independent entity; and

•	any other factor deemed relevant by the Board of Directors.

This gives the Board the ability to consider factors other than shareowner value in considering acquisition overtures and places such considerations within the duty of the Board of Directors. This requires the Board to evaluate all factors in considering a potential future acquisition offer, including the long-term value of CCBG as a going concern versus the short-term benefit to shareowners, in order to maximize shareowner value.

This provision might have the effect of discouraging some tender offers which are above market price or which might otherwise be favorable to shareowners in the short run. A decrease in the likelihood of tender or acquisition offers could lower shareowner value by minimizing or eliminating acquisition market premiums associated with CCBG’s capital stock.

This constituency provision of CCBG’s Articles of Incorporation may discourage or make more difficult certain acquisition proposals or business combinations and, therefore, may adversely affect the ability of shareowners to benefit from certain transactions opposed by the CCBG Board of Directors. The constituency provision would allow the CCBG Board of Directors to take into account the effects of an acquisition proposal on a broad number of constituencies and to consider any potential adverse effects in determining whether to accept or reject such proposal.

First Alachua. First Alachua’s Articles of Incorporation and Bylaws do not contain provisions allowing the directors to consider the effect of potential transactions on any constituency other than the First Alachua shareholders; however, under the Florida Business Corporation Act, directors may rely upon such factors as the director deems relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation.

Actions by Shareowners Without a Meeting

CCBG. CCBG’s Bylaws provide that any action required or permitted to be taken at a meeting of shareowners may not be effected by the written consent of the shareowners entitled to vote on the action.

First Alachua. First Alachua’s Bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Shareowner Nominations

CCBG. CCBG’s Articles of Incorporation and Bylaws provide that nominations of persons for election to the Board of Directors at an annual or special meeting of shareowners may be made:

•	by or at the direction of the Board of Directors by any nominating committee of or person appointed by the Board of Directors; or

•	by any shareowner of CCBG entitled to vote for the election of directors at the meeting who complies with the applicable notice procedures set forth in the Articles of Incorporation and the Bylaws.

Despite these provisions, nominations for Board of Directors positions at special meetings may be made only if the election of directors is one of the purposes described in the special meeting notice.

Nominations of individuals for election at annual meetings, other than nominations made by or at the direction of the Board of Directors, including by any nominating committee, shall be made according to the notice procedures set forth in the Articles of Incorporation and Bylaws.

First Alachua. First Alachua’s Articles of Incorporation and Bylaws do not contain specific provisions addressing nominations of persons for election to the Board of Directors. In addition, the Florida Business Corporation Act does not address director nominations.

Dissenters’ Rights of Appraisal

CCBG. The Florida Business Corporation Act generally gives shareowners of a Florida corporation appraisal rights and the right to obtain payment of the fair value of their shares in the event of a merger, share exchange, sale or exchange of property and certain other corporate transactions. The rights contained in the Florida Business Corporation Act generally do not apply, however, with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of securities registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders as of the record date for determining shareowners entitled to vote on the proposed action and the market value of such securities is at least $10 million, excluding the value of shares held by certain company insiders. First Alachua’s shareholders are to receive shares of CCBG common stock in the merger, and CCBG common stock is traded on the Nasdaq National Market. Therefore, subsequent to this merger, shareholders of First Alachua that receive CCBG common stock in the merger will not have statutory appraisal rights with respect to the CCBG common stock.

First Alachua. The Florida Business Corporation Act generally gives shareholders of a Florida corporation appraisal rights, and the right to obtain payment of the fair value of their shares in the event of a merger, share exchange, sale or exchange of property and certain other corporate transactions. To do this, shareholders must follow certain procedures, including filing certain notices and refraining from voting their shares in favor of the transaction. The applicable provisions of the Florida Business Corporation Act are included in this Proxy Statement/Prospectus in Section X, beginning on page 213.

For a more detailed discussion of Appraisal Rights, see “DESCRIPTION OF THE MERGER - Dissenters’ Rights of Appraisal,” on page 41.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Price Range of Common Stock

CCBG common stock is traded on the Nasdaq National Market under the symbol “CCBG.” First Alachua common stock is not publicly traded. The following table sets forth, for the indicated periods, the high and low closing sale prices for CCBG common stock as reported by the Nasdaq National Market. The stock prices do not include retail mark-ups, mark-downs or commissions. Effective June 13, 2003, CCBG declared a 5-for-4 stock split. The amounts below have been adjusted to reflect this stock split. CCBG had a total of _____ shareowners of record as of ______________, 2005.

	CCBG
	Price Range
	High	Low
2004
Fourth Quarter	$45.41	$37.90
Third Quarter	40.07	35.08
Second Quarter	43.15	35.50
First Quarter	45.55	39.05
2003
Fourth Quarter	46.83	36.62
Third Quarter	40.93	35.00
Second Quarter	36.43	29.74
First Quarter	32.32	26.81
2002
Fourth Quarter	32.04	22.26
Third Quarter	29.55	22.32
Second Quarter	27.84	20.60
First Quarter	22.00	18.12
2001
Fourth Quarter	19.74	17.52
Third Quarter	20.20	16.70
Second Quarter	20.00	15.90
First Quarter	20.90	18.50
2000
Fourth Quarter	21.40	15.10
Third Quarter	16.40	15.00
Second Quarter	16.40	14.40
First Quarter	18.40	12.00

On February 3, 2005, the last day prior to the public announcement of CCBG’s proposed acquisition of First Alachua, the last reported sale price per share of CCBG common stock on the Nasdaq National Market was $39.95. On [_______], 2005, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus, the last reported sale price per share of CCBG common stock on the Nasdaq National Market was [$______], and the resulting equivalent pro forma price per share of First Alachua common stock was [$_____]. The equivalent per share price of a share of First Alachua common stock at each specified date represents the last reported sale price of a share of CCBG common stock on such date multiplied by the exchange ratio of approximately 71.176 shares of CCBG common stock plus $2,847.04 in cash (exclusive of any withholdings). The market price of CCBG common stock at the effective time of the merger may be higher or lower than the market price at the time the merger proposal was announced, at the time the Agreement and Plan of Merger was executed, at the time of mailing of this Proxy Statement/Prospectus, or at the time of the Special Meeting. Holders of First Alachua common stock are not assured of receiving any specific market value of CCBG common stock at the effective time of the merger, and such value may be substantially more or less than the current value of CCBG common stock.

There is no established public trading market for the First Alachua common stock. To the knowledge of First Alachua, the most recent trade of First Alachua common stock prior to February 3, 2005, the last day prior to the public announcement of the proposed merger between CCBG and First Alachua, was the sale of 25 shares on January 30, 2002, at $1,537.67 per share. To the knowledge of First Alachua, there have been no trades of First Alachua common stock since the announcement of the merger.

The holders of First Alachua common stock are entitled to receive such dividends or distributions as the board of directors may declare out of funds legally available for such payments. The payment of distributions by First Alachua is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock.

The ability of First Alachua to pay distributions is affected by the ability of its bank subsidiary to pay dividends. The ability of First Alachua’s bank subsidiary, as well as of First Alachua, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.

The information regarding First Alachua common stock is provided for informational purposes only and, due to the absence of an active market for First Alachua’s shares, you should not view it as indicative of the actual or market value of First Alachua common stock.

Stock Purchase Program

CCBG has been engaged in an ongoing program to purchase shares of its common stock on the open market from time to time, depending upon market conditions and other factors; however, CCBG did not make any purchases of its common stock during 2003 or 2004.

Comparative Dividends

The holders of CCBG common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Although CCBG currently intends to continue to pay quarterly cash dividends on the CCBG common stock, there can be no assurance that CCBG’s dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the CCBG Board of Directors’ consideration of other relevant factors.

CCBG is a legal entity separate and distinct from its subsidiary and its revenues depend in significant part on the payment of dividends from its subsidiary institutions. CCBG’s subsidiary depository institution is subject to certain legal restrictions on the amount of dividends it is permitted to pay. See “BUSINESS OF CCBG - Dividends” on page 77, “CCBG MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION FOR THE YEAR ENDED DECEMBER 31, 2003” on page 97 and Note 15 in the Notes to Consolidated Financial Statements in CCBG’s for the year ended December 31, 2003 on page 254. These restrictions may limit CCBG's ability to pay dividends to its shareowners. As of ______, 2005, CCBG does not believe these restrictions will impair CCBG's ability to declare and pay its routine and customary dividends.

The following table sets forth cash dividends declared per share of CCBG common stock, as adjusted for CCBG’s stock split on June 13, 2003, and First Alachua common stock for the periods indicated.

	CCBG Quarterly Cash Dividends Declared Per Share	First Alachua Semi-Annual Dividends Declared Per Share
YEAR ENDING DECEMBER 31, 2004
Fourth Quarter	$0.190	$1.75
Third Quarter	0.180
Second Quarter	0.180	1.75
First Quarter	0.180
Total	$0.730	$3.50
YEAR ENDED DECEMBER 31, 2003
Fourth Quarter	$0.180	$1.50
Third Quarter	0.170
Second Quarter	0.170	1.50
First Quarter	0.136
Total	$0.656	$3.00
YEAR ENDED DECEMBER 31, 2002
Fourth Quarter	$0.136
Third Quarter	0.122
Second Quarter	0.122
First Quarter	0.122
Total	$0.502
YEAR ENDED DECEMBER 31, 2001:
Fourth Quarter	$0.122
Third Quarter	0.118
Second Quarter	0.118
First Quarter	0.118
Total	$0.476
YEAR ENDED DECEMBER 31, 2000:
Fourth Quarter	$0.118
Third Quarter	0.106
Second Quarter	0.106
First Quarter	0.106
Total	$0.436

First Alachua is restricted under the Agreement and Plan of Merger from paying dividends or making any distributions in respect of First Alachua’s common stock,

except as consistent with past practice and that would not cause First Alachua’s net worth to fall below $25.375 million.

SECTION III

BUSINESS OF FIRST ALACHUA

General

First Alachua Banking Corporation is a financial services company and the parent company of First National Bank of Alachua, which was established in 1908. First National Bank of Alachua is headquartered in Alachua, Florida and has assets totaling $229 million in seven banking offices and a mortgage office in north central Florida and a banking office in St. Johns County, Florida. The Bank offers its clients a variety of services including deposit services, loans, ATMs, credit card merchant services, investment services, mortgage lending and business accounts. First National Bank of Alachua’s website is www.fnba.net.

Management Stock Ownership

The following table presents information about the amount of First Alachua common stock beneficially owned by each of the directors and executive officers of First Alachua and all executive officers and directors as a group as of the record date. Unless otherwise indicated, each person has sole voting and investment power over the indicated shares. Information relating to beneficial ownership of the First Alachua common stock is based upon “beneficial ownership” concepts set forth in rules promulgated under the Exchange Act. Under those rules, a person is considered to be a beneficial owner of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose or to direct the disposition of such security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.

Name of Director or Executive Officer	Position with First Alachua	Number of Shares	Percentage
Jerry M. Smith (1)	Chairman, President and Chief Executive Officer	6,142	60.3%
A. Gerald Cayson (2)	Director	393	3.9%
Robert A. Hitchcock	Director	260	2.6%
Marjorie A. Drummond (3)	Secretary	130	1.3%
Frank Bevis (4)	Assistant Secretary	53	*
All Directors and Executive Officers as a Group (5 persons)		6,878	67.5%

*	less than one percent.

(1)	Includes 202 shares held in a 401(k) plan, 200 shares held in trust for his daughters, 4,757 shares held jointly with his wife, Laura Smith, and 710 shares held directly or indirectly by Laura Smith.

(2)	Includes 175 shares held by his wife, Betty E. Cayson.

(3)	Includes 100 shares held in trust for her and 10 shares held jointly with her husband, Graham L. Drummond.

(4)	Includes 43 shares held in a 401(k) plan and 10 shares held jointly with his wife, Shirley G. Bevis.

The First Alachua directors and executive officers have committed to vote their shares of First Alachua common stock in favor of the Agreement and Plan of Merger.

Voting Securities and Principal Shareholders of First Alachua

The following lists each person that directly or indirectly owned, controlled, or held with power to vote 5% or more of the 10,186 outstanding shares of First Alachua common stock as of the record date who is not a director or executive officer of First Alachua. Unless otherwise indicated, each person has sole voting and investment powers over the indicated shares. Information relating to beneficial ownership of the First Alachua common stock is based upon “beneficial ownership” concepts set forth in rules under the Exchange Act (discussed above).

Name and Address	Number of Shares Beneficially Owned at Record Date	Percent of Class (%)
Ben and Faye Eubanks (1) P.O. Box 218 Blounstown, FL 32424	2,175	21.4%

Laura Smith (2) 15000 NW 140th Street Alachua, FL 32615	6,142	60.3%

(1)	Includes 1,955 shares held jointly by Ben and Faye Eubanks and 220 shares held separately by Ben Eubanks.

(2)	Includes 10 shares held in a 401(k) plan, 4,757 shares held jointly with her husband, Jerry M. Smith, and 675 shares held directly or indirectly by Jerry M. Smith.

SECTION IV

BUSINESS OF CCBG

General

CCBG is a financial holding company registered under the Gramm-Leach-Bliley Act of 1999, and is subject to the Bank Holding Company Act of 1956, as amended. As of September 30, 2004, CCBG had consolidated total assets of approximately $1.96 billion and shareowners’ equity of approximately $219 million. Its principal asset is the capital stock of Capital City Bank. Capital City Bank accounted for approximately 100% of the consolidated assets at September 30, 2004 and approximately 100% of consolidated net income of CCBG for the year ended December 31, 2003. In addition to its banking subsidiary, CCBG has one other direct subsidiary, CCBG Capital Trust I, and seven other indirect subsidiaries, all of which are wholly-owned subsidiaries of Capital City Bank:

•	Capital City Trust Company
•	Capital City Mortgage Company (inactive)
•	Capital City Securities, Inc.
•	Capital City Services Company
•	First Insurance Agency of Grady County, Inc.
•	Southern Oaks, Inc.
•	FNB Financial Services, Inc.

On March 19, 2004, Capital City Bank completed its merger with Quincy State Bank, a former affiliate of Synovus Financial Corp. Results of Quincy’s operations have been included in CCBG’s consolidated financial statements since March 20, 2004. Quincy had $116.6 million in assets with one office in Quincy, Florida and one office in Havana, Florida. The transaction was accounted for as a purchase and resulted in approximately $14.9 million of intangible assets, including approximately $12.5 million in goodwill and a core deposit intangible of $2.4 million. The core deposit intangible is being amortized over a seven-year period.

On October 15, 2004, CCBG completed its merger with Farmers and Merchants Bank. Results of Farmers and Merchants Bank’s operations have been included in CCBG’s consolidated financial statements since October 16, 2004. Farmers and Merchants Bank had $411 million in assets with three full-service offices in Laurens County, Georgia. The transaction was accounted for as a purchase and resulted in approximately $41.1 million of intangible assets, including approximately $34.7 million in goodwill, a core deposit intangible of $5.9 million and a non-compete agreement. The core deposit intangible is being amortized over a seven-year period and the non-compete agreement is being amortized over a two-year period.

Banking Services

Capital City Bank is a Florida chartered full-service bank engaged in the commercial and retail banking business. Significant services offered by the Bank include:

•
Business Banking - Capital City Bank provides banking services to corporations and other business clients. Loans are made for a wide variety of general business purposes, including financing for commercial business properties, equipment, inventories and accounts receivable, as well as commercial leasing, letters of credit, treasury management services, and merchant credit card transaction processing.

•
Commercial Real Estate Lending - Capital City Bank provides a wide range of products to meet the financing needs of commercial developers and investors, residential builders and developers, and community development.

•
Residential Real Estate Lending - Capital City Bank provides products to help meet the home financing needs of consumers, including conventional permanent and construction/permanent (fixed or adjustable rate) financing arrangements, and FHA/VA loan products.

Capital City Bank offers these products through its existing network of offices. Geographical expansion of the delivery of this product line has occurred over the past three years through the opening of five mortgage lending offices in Florida - in Gainesville (Alachua County), Lakeland (Polk County), Ocala (Marion County), Panacea (Wakulla County) and Steinhatchee (Taylor County), and one in Thomasville, Georgia (Thomas County).

•
Retail Credit - Capital City Bank provides a full range of loan products to meet the needs of consumers, including personal loans, automobile loans, boat/RV loans, home equity loans, and credit card programs.

•
Institutional Banking - Capital City Bank provides banking services to meet the needs of state and local governments, public schools and colleges, charities, membership and not-for-profit associations, including customized checking and savings accounts, cash management systems, tax- exempt loans, lines of credit, and term loans.

•
Retail Banking - Capital City Bank provides a full range of consumer banking services, including checking accounts, savings programs, automated teller machines, overdraft facilities, debit/credit cards, night deposit services, safe deposit facilities, and PC/Internet banking. Customers can use the “Star-Line” system to gain 24-hour access to their deposit and loan account information, and transfer funds between linked accounts. The Bank is a member of the “Star” ATM Network that permits banking customers to access cash at automatic teller machines (“ATMs”) or point of sale merchants at locations throughout the United States.

Data Processing Services

Capital City Services Company provides data processing services to financial institutions (including Capital City Bank), government agencies and commercial customers located throughout North Florida and South Georgia. As of September 30, 2004, the Services Company was providing computer services to six correspondent banks, which have relationships with Capital City Bank.

Trust Services and Asset Management

Capital City Trust Company is the investment management arm of Capital City Bank. The Trust Company provides asset management for individuals through agency, personal trust, IRAs and personal investment management accounts. Administration of pension, profit sharing and 401(k) plans is a significant product line. Associations, endowments and other non-profit entities hire the Trust Company to manage their investment portfolios. Individuals requiring the services of a trustee, personal representative or a guardian are served by a staff of well trained professionals. The market value of trust assets under discretionary management exceeded $611.7 million as of September 30, 2004, with total assets under administration exceeding $681.1 million.

Brokerage Services

CCBG offers access to retail investment products through Capital City Securities, Inc., a wholly-owned subsidiary of Capital City Bank. These products are offered through INVEST Financial Corporation, a member of the NASD and SIPC. Non-deposit investment and insurance products are: (1) not FDIC insured; (2) not deposits, obligations, or guaranteed by any bank; and (3) subject to investment risk, including the possible loss of the principal amount invested. Capital City Securities, Inc.’s brokers are licensed through INVEST Financial Corporation, and offer a full line of retail securities products, including U.S. Government bonds, tax-free municipal bonds, stocks, mutual funds, unit investment trusts, annuities, life insurance and long-term health care. CCBG and its subsidiary are not affiliated with INVEST Financial Corporation.

Expansion of Business

Since 1984, CCBG has completed 14 acquisitions totaling $1.4 billion in deposits within existing and new markets. In addition, in 2003, CCBG opened four new offices - two in Tallahassee and one each in Springhill and Starke (replacement office) - to improve service and product delivery within these Florida markets.

CCBG plans to continue its expansion, emphasizing a combination of growth in existing markets and acquisitions. Acquisitions will be focused on a three state area including Florida, Georgia and Alabama with a particular focus on acquiring banks and offices.

Competition

The banking business is rapidly changing and CCBG and its subsidiary operate in a highly competitive environment, especially with respect to services and pricing. The on-going consolidation of the banking industry has altered and continues to significantly alter the competitive environment within the Florida, Georgia, and Alabama markets. Management believes this consolidation further enhances CCBG’s competitive position and opportunities in many of its markets. CCBG’s primary market area is 17 counties in Florida, four counties in Georgia and one county in Alabama. In these markets, Capital City Bank competes against a wide range of banking and nonbanking institutions including savings and loan associations, credit unions, money market funds, mutual fund advisory companies, mortgage banking companies, investment banking companies, finance companies and other types of financial institutions.

All of Florida’s major banking concerns have a presence in Leon County. Capital City Bank’s Leon County deposits totaled $602.6 million, or 40.9%, of CCBG’s consolidated deposits at December 31, 2003.

The following table depicts CCBG’s market share percentage within each respective county, based on total commercial bank deposits within the county.

	Market Share as of September 30,
	2003	2002	2001
Florida:(1)(2)
Bradford County	35.1%	38.4%	41.4%
Citrus County	3.5%	3.3%	3.7%
Clay County	2.7%	3.2%	4.0%
Dixie County	15.5%	17.5%	18.7%
Gadsden County	31.1%	29.4%	30.7%
Gilchrist County	41.8%	38.5%	39.2%
Gulf County	28.5%	23.5%	23.1%
Hernando County	1.8%	1.0%	1.5%
Jefferson County	27.0%	27.1%	28.6%
Leon County	17.9%	18.4%	23.2%
Levy County	33.3%	34.0%	37.3%
Madison County	18.1%	19.0%	23.7%
Pasco County	.4%	.4%	.8%
Putnam County	12.8%	12.5%	15.5%
Suwannee County	8.6%	9.1%	10.4%
Taylor County	27.7%	29.0%	33.4%
Washington County	25.6%	20.4%	22.5%
Georgia:(3)
Bibb County	3.1%	3.1%	3.6%
Burke County	11.0%	12.4%	11.4%
Grady County	24.5%	31.5%	43.3%
Troup County	10.0%	10.9%	11.2%
Alabama:(3)
Chambers County	4.1%	3.3%	3.4%

(1)	Obtained from the September 30 Office Level Report published by the Florida Bankers Association.

(2)	Does not include Alachua, Marion, Polk and Wakulla counties where Capital City Bank maintains residential mortgage lending offices only.

(3)	Obtained from the June 30 FDIC/OTS Summary of Deposits Report.

The following table sets forth the number of commercial banks and offices, including CCBG and its competitors, within each of the respective counties.

County	Number of Commercial Banks	Number of Commercial Bank Offices
Florida:(1)
Bradford	3	3
Citrus	10	40
Clay	11	26
Dixie	3	4
Gadsden	4	7
Gilchrist	3	5
Gulf	4	6
Hernando	12	33
Jefferson	2	2
Leon	13	66
Levy	3	11
Madison	5	5
Pasco	16	82
Putnam	5	11
Suwannee	4	4
Taylor	3	4
Washington	3	3
Georgia:(2)
Bibb	10	53
Burke	5	10
Grady	5	8
Troup	9	22
Alabama:(2)
Chambers	5	10

(1)	Obtained from the September 30 Office Level Report published by the Florida Bankers Association.

(2)	Obtained from the June 30 FDIC/OTS Summary of Deposits Report.

Regulatory Considerations

CCBG and Capital City Bank must comply with state and federal banking laws and regulations that control virtually all aspects of operations. These laws and regulations generally aim to protect depositors, not shareholders. Any changes in applicable laws or regulations may materially affect the business and prospects of CCBG. Such legislative or regulatory changes may also affect the operations of CCBG and Capital City Bank. The following description summarizes some of the laws and regulations to which CCBG and Capital City Bank are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

CCBG

CCBG is registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") as a financial holding company under the Gramm-Leach-Bliley Act and is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956.

As a result, CCBG is subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the Bank Holding Company Act of 1956, and other federal laws subject financial holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Financial Holding Companies

Permitted Activities. The Gramm-Leach-Bliley Act, enacted on November 12, 1999, repealed two anti-affiliation provisions of the Glass-Steagall Act: Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms "engaged principally" in specified securities activities and Section 32, which restricted officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. In addition, the Gramm-Leach-Bliley Act expressly preempts most state laws restricting state banks from owning or acquiring interests in financial affiliates, such as insurance companies. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. A bank holding company may now engage in a full range of activities that are financial in nature by electing to become a "Financial Holding Company." Activities that are financial in nature are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Except for the activities relating to financial holding companies permissible under the Gramm-Leach-Bliley Act, these restrictions will apply to CCBG. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. The Federal Reserve has determined the following activities, among others, to be permissible for bank holding companies: factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker and selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities. There are no territorial limitations on permissible non-banking activities of financial holding companies. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Changes in Control. Subject to certain exceptions, the Bank Holding Company Act of 1956 and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a financial holding company, such as CCBG. A conclusive presumption of control exists if an individual or company acquires 25% or more of any class of voting securities of the financial holding company. A rebuttable presumption of control exists if a person acquires 10% or more but less than 25% of any class of voting securities and either CCBG has registered securities under Section 12 of the Securities Exchange Act of 1934, as amended, or no other person will own a greater percentage of that class of voting securities immediately after the transaction.

The Bank Holding Company Act of 1956 requires, among other things, the prior approval of the Federal Reserve in any case where a financial holding company proposes to (i) acquire all or substantially all of the assets of a bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank’s voting shares), or (iii) merge or consolidate with any other financial holding company or bank holding company.

Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must first obtain permission from the State of Florida. Florida statutes define "control" as either (a) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (b) controlling the election of a majority of directors of a bank; (c) owning, controlling or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (d) as determined by the Florida Department of Financial Services. These requirements will affect CCBG because Capital City Bank is chartered under Florida law and changes in control of CCBG are indirect changes in control of CCB.

Tying. Financial holding companies and their affiliates are prohibited from tying the provision of certain services, such as extending credit, to other services offered by the holding company or its affiliates.

Capital; Dividends; Source of Strength. The Federal Reserve imposes certain capital requirements on CCBG under the Bank Holding Company Act of 1956, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to its capital requirements and certain other restrictions, CCBG is able to borrow money to make a capital contribution to Capital City Bank, and such loans may be repaid from dividends paid from Capital City Bank to CCBG.

The ability of Capital City Bank to pay dividends, however, will be subject to regulatory restrictions which are described below under "Dividends." CCBG is also able to raise capital for contributions to Capital City Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

In accordance with Federal Reserve policy, CCBG is expected to act as a source of financial strength to Capital City Bank and to commit resources to support Capital City Bank in circumstances in which CCBG might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a financial holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the financial holding company. Further, federal bank regulatory authorities have additional discretion to require a financial holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

Capital City Bank

Capital City Bank is a banking institution that is chartered by and operated in the State of Florida, and it is subject to supervision and regulation by the Florida Department of Financial Services. The Florida Department of Financial Services supervises and regulates all areas of CCB’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of CCB’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of branches. Capital City Bank is also a member bank of the Federal Reserve System, which makes CCB’s operations subject to broad federal regulation and oversight by the Federal Reserve. In addition, CCB’s deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over CCB.

As a state chartered banking institution in the State of Florida, Capital City Bank is empowered by statute, subject to the limitations contained in those statutes, to take savings and time deposits and pay interest on them, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services on behalf of CCB’s customers. Various consumer laws and regulations also affect the operations of CCB, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the deposit insurance funds.

Reserves

The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank "discount window" as a secondary source of funds, provided that the institution meets the Federal Reserve Bank's credit standards.

Dividends

Capital City Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to CCBG. The Federal Reserve may restrict the ability of Capital City Bank to pay dividends if such payments would constitute an unsafe or unsound banking practice. These regulations and restrictions may limit CCBG’s ability to obtain funds from Capital City Bank for its cash needs, including funds for acquisitions and the payment of dividends, interest and operating expenses.

In addition, Florida law also places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to Section 658.37 of the Florida Banking Code, the board of directors of state chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the Florida Department of Financial Services, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank’s common stock then issued and outstanding. A state chartered bank may not declare any dividend if (i) its net income from the current year combined with the retained net income for the preceding two years is a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Department of Financial Services or a federal regulatory agency.

Insurance of Accounts and Other Assessments

The deposit accounts of Capital City Bank are insured by the Bank Insurance Fund of the FDIC generally up to a maximum of $100,000 per separately insured depositor, and Capital City Bank is subject to FDIC deposit insurance assessments. The federal banking agencies may prohibit any FDIC-insured institution from engaging in any activity they determine by regulation or order poses a serious threat to the insurance fund. Pursuant to FDICIA, the FDIC adopted a risk-based system for determining deposit insurance assessments under which all insured institutions were placed into one of nine categories and assessed insurance premiums, ranging from 0.0% to 0.27% of insured deposits, based upon their level of capital and supervisory evaluation. Because the FDIC sets the assessment rates based upon the level of assets in the insurance fund, premium rates rise and fall as the number and size of bank failures increase and decrease, respectively. Under the system, institutions are assigned to one of three capital categories based solely on the level of an institution’s capital, "well capitalized," "adequately capitalized" and "undercapitalized." These three groups are then divided into three subgroups that reflect varying levels of supervisory concern, from those that are considered to be healthy to those that are considered to be of substantial supervisory concern. Bank Insurance Fund and Savings Association Insurance Fund deposits may be assessed at different rates. Furthermore, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 requires Bank Insurance Fund insured banks to participate in the payment of interest due on Financing Corporation bonds used to finance the thrift bailout.

Transactions With Affiliates

The authority of Capital City Bank to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited by certain provisions of law and regulations. Commercial banks, such as Capital City Bank, are prohibited from making extensions of credit to any affiliate that engages in an activity not permissible under the regulations of the Federal Reserve for a bank holding company. Pursuant to Sections 23A and 23B of the Federal Reserve Act ("FRA"), member banks are subject to restrictions regarding transactions with affiliates ("Covered Transactions").

With respect to any Covered Transaction, the term "affiliate" includes any company that controls or is controlled by a company that controls Capital City Bank, a bank or savings association subsidiary of Capital City Bank, any persons who own, control or vote more than 25% of any class of stock of Capital City Bank or CCBG and any persons who the Board of Directors determines exercises a controlling influence over the management of Capital City Bank or CCBG. The term "affiliate" also includes any company controlled by controlling shareowners of Capital City Bank or CCBG and any company sponsored and advised on a contractual basis by Capital City Bank or any subsidiary or affiliate of Capital City Bank.

Such transactions between Capital City Bank and their respective affiliates are subject to certain requirements and limitations, including limitations on the amounts of such Covered Transactions that may be undertaken with any one affiliate and with all affiliates in the aggregate. The federal banking agencies may further restrict such transactions with affiliates in the interest of safety and soundness.

Section 23A of the FRA limits Covered Transactions with any one affiliate to 10% of an institution’s capital stock and surplus and limits aggregate affiliate transactions to 20% of Capital City Bank’s capital stock and surplus.

Sections 23A and 23B of the FRA provide that a loan transaction with an affiliate generally must be collateralized (but may not be collateralized by a low quality asset or securities issued by an affiliate) and that all Covered Transactions, as well as the sale of assets, the payment of money or the provision of services by Capital City Bank to affiliates, must be on terms and conditions that are substantially the same, or at least as favorable to Capital City Bank, as those prevailing for comparable nonaffiliated transactions. A Covered Transaction generally is defined as a loan to an affiliate, the purchase of securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan, or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, Capital City Bank generally may not purchase securities issued or underwritten by affiliates.

On October 31, 2002, the Federal Reserve issued a new regulation, Regulation W, effective April 1, 2003, that comprehensively implements Sections 23A and 23B of the FRA. Regulation W unifies in one public document the Federal Reserve’s interpretations of Sections 23A and 23B, including several new interpretive proposals and addresses new issues arising as a result of the expanded scope of non-banking activities engaged in by banks and bank holding companies in recent years and those authorized for financial holding companies under the Gramm-Leach-Bliley Act.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank ("Principal Shareholders") and their related interests (i.e., any company controlled by such executive officer, director, or Principal Shareholders), or to any political or campaign committee the funds or services of which will benefit such executive officers, directors, or Principal Shareholders or which is controlled by such executive officers, directors or Principal Shareholders, are subject to Sections 22(g) and 22(h) of the FRA and the regulations promulgated thereunder (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the FRA.

Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to such persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the FRA prohibits loans to any such individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all such extensions of credit outstanding to all such persons would exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which Capital City Bank is permitted to extend credit to executive officers.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. Federal banking agencies are required to make public a rating of a bank’s performance under the CRA. In the case of a financial holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other financial holding company. An unsatisfactory record can substantially delay or block the transaction.

Capital Regulations

The Federal Reserve has adopted risk-based, capital adequacy guidelines for financial holding companies and their subsidiary state-chartered banks that are members of the Federal Reserve System. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The current guidelines require all financial holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I Capital. Tier I Capital, which includes common stockholders’ equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder ("Tier II Capital") may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator (determined on a case by case basis or as a matter of policy after formal rule making).

In computing total risk-weighted assets, bank and financial holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The federal bank regulatory authorities have also adopted regulations which supplement the risk-based guideline. These regulations generally require banks and financial holding companies to maintain a minimum level of Tier I Capital to total assets less goodwill of 4% (the "leverage ratio"). The Federal Reserve permits a bank to maintain a minimum 3% leverage ratio if the bank achieves a 1 rating under the CAMELS rating system in its most recent examination, as long as the bank is not experiencing or anticipating significant growth. The CAMELS rating is a non-public system used by bank regulators to rate the strength and weaknesses of financial institutions. The CAMELS rating is comprised of six categories: capital, asset quality, management, earnings, liquidity, and interest rate sensitivity.

Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%. The bank regulators also continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier I leverage ratio is the ratio of a banking organization’s Tier I Capital, less deductions for intangibles otherwise includable in Tier I Capital, to total tangible assets.

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier I risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level.

Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Financial holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.

It should be noted that the minimum ratios referred to above are merely guidelines and the bank regulators possess the discretionary authority to require higher ratios.

CCBG and Capital City Bank currently exceed the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy, and management of CCBG and Capital City Bank is unaware of any material violation or alleged violation of these regulations, policies or directives.

Interstate Banking and Branching

The Bank Holding Company Act of 1956 was amended in September 1994 by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"). The Interstate Banking Act provides that adequately capitalized and managed financial holding companies are permitted to acquire banks in any state.

State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted. States were not permitted to enact laws opting out of this provision; however, states were allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before such bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state companies, and the federal deposit caps apply only to initial entry acquisitions.

The Interstate Banking Act also provides that adequately capitalized and managed banks are able to engage in interstate branching by merging with banks in different states. States were permitted to enact legislation authorizing interstate mergers earlier than June 1, 1997, or, unlike the interstate banking provision discussed above, states were permitted to opt out of the application of the interstate merger provision by enacting specific legislation before June 1, 1997.

Florida responded to the enactment of the Interstate Banking Act by enacting the Florida Interstate Branching Act (the "Florida Branching Act"). The purpose of the Florida Branching Act was to permit interstate branching through merger transactions under the Interstate Banking Act. Under the Florida Branching Act, with the prior approval of the Florida Department of Financial Services, a Florida bank may establish, maintain and operate one or more branches in a state other than the State of Florida pursuant to a merger transaction in which the Florida bank is the resulting bank. In addition, the Florida Branching Act provides that one or more Florida banks may enter into a merger transaction with one or more out-of-state banks, and an out-of-state bank resulting from such transaction may maintain and operate the branches of the Florida bank that participated in such merger. An out-of-state bank, however, is not permitted to acquire a Florida bank in a merger transaction unless the Florida bank has been in existence and continuously operated for more than three years.

USA Patriot Act of 2001

On October 26, 2001, the USA PATRIOT Act of 2001 (the "Patriot Act") was enacted in response to the terrorist attacks occurring on September 11, 2001. The Patriot Act is intended to strengthen the U.S. law enforcement and intelligence communities’ ability to work together to combat terrorism. Title III of the Patriot Act, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, amended the Bank Secrecy Act and adopted additional provisions that increased the obligations of financial institutions, including Capital City Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking and law enforcement agencies, and share information with other financial institutions. In addition, the collected customer identification information must be verified within a reasonable time after a new account is opened through documentary or non-documentary methods. All new customers must be screened against any Section 326 government lists of known or suspected terrorists within a reasonable time after opening an account.

Consumer Laws and Regulations

The Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Future Legislative Developments

Various legislation, including proposals to modify the bank regulatory system, expand the powers of banking institutions and financial holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the environment in which CCBG and its banking subsidiary operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our banking subsidiary.

Expanding Enforcement Authority

One of the major additional burdens imposed on the banking industry by the FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve and FDIC are possessed with extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and other laws have expanded the agencies’ authority in recent years, and the agencies have not yet fully tested the limits of their powers.

Effect of Governmental Monetary Policies

The commercial banking business in which Capital City Bank engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks’ deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of Capital City Bank cannot be predicted.

Website Access to Company's Reports

CCBG’s internet website is www.ccbg.com. Its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d), and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through its website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission.

PROPERTIES

CCBG is headquartered in Tallahassee, Florida. CCBG's executive office is in the Capital City Bank building located on the corner of Tennessee and Monroe Streets in downtown Tallahassee. The building is owned by Capital City Bank but is located, in part, on land leased under a long-term agreement.

Capital City Bank's Parkway Office is located on land leased from the Smith Interests General Partnership L.L.P. in which several directors and officers have an interest. The annual lease provides for payments of approximately $85,000, to be adjusted for inflation in future years.

As of February 27, 2004, Capital City Bank had 57 banking locations. Of the 57 locations, Capital City Bank leases the land, buildings, or both at 10 locations and owns the land and buildings at the remaining 47.

LEGAL PROCEEDINGS

CCBG is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on the consolidated results of operations, financial position, or cash flows of CCBG.

SECTION V

MANAGEMENT FOLLOWING THE MERGER

Directors and Executive Officers After the Merger

The directors of CCBG after the merger will be:

CLASS I DIRECTORS	CLASS II DIRECTORS	CLASS III DIRECTORS
Cader B. Cox, III McGrath Keen, Jr. Ruth A. Knox William G. Smith, Jr.	Thomas A. Barron J. Everitt Drew Lina S. Knox John R. Lewis	DuBose Ausley Frederick Carroll, III John K. Humphress Henry Lewis III

The executive officers of CCBG after the merger will be:

William G. Smith, Jr.	Chairman, President and Chief Executive Officer
J. Kimbrough Davis	Executive Vice President and Chief Financial Officer
Thomas A. Barron	President of Capital City Bank

The following section sets forth certain information regarding each of the persons who, after the consummation of the merger, will be a director or executive officer of CCBG. Except as otherwise indicated, each of the named persons has been engaged in his or her present principal occupation for more than five years.

CLASS I DIRECTORS:
(Term Expiring in 2007)

CADER B. COX, III
Mr. Cox, 55, has been a director since 1994. Since 1976, he has served as President of Riverview Plantation, Inc., a resort and agricultural company.

L. MCGRATH KEEN, JR.
Mr. Keen, 51, has been a director since October 2004. He served as President (since 2000) and director (1980-2004) of Farmers and Merchants Bank, prior to its merger with CCBG. He was a principal shareowner of Farmers and Merchants Bank at the time of the merger.

RUTH A. KNOX
Ms. Knox, 51, has been a director since 2003. Since 2003, she has served as President of Wesleyan College, Macon, Georgia. Prior to this appointment, she practiced law in Atlanta and Macon, Georgia for 25 years.

WILLIAM G. SMITH, JR.
Mr. Smith, 51, is the Chairman of the Board of CCBG and has been a director since 1982. In 1995, he was appointed President and Chief Executive Officer of CCBG and Chairman of Capital City Bank. In 2003, Mr. Smith was elected Chairman of the Board of Directors. Mr. Smith is the first cousin of Lina S. Knox.

CLASS II DIRECTORS:
(Term Expiring in 2005)

THOMAS A. BARRON
Mr. Barron, 52, has been a director since 1982. He is Treasurer of CCBG and was appointed President of Capital City Bank in 1995.

J. EVERITT DREW
Mr. Drew, 49, has been a director since 2003. Since 2000, he has been the President of St. Joe Land Company where his duties include overseeing the sale and development efforts of several hundred thousand acres of St. Joe property in northwest Florida and southwest Georgia.

LINA S. KNOX
Ms. Knox, 60, has been a director since 1998. She is a dedicated community volunteer. Ms. Knox is the first cousin of William G. Smith, Jr.

JOHN R. LEWIS
Mr. Lewis, 62, has been a director since 1999. He is President and Chief Executive Officer of Super-Lube, Inc., Tallahassee, Florida, which he founded in 1979.

CLASS III DIRECTORS:
(Term Expiring in 2006)

DUBOSE AUSLEY
Mr. Ausley, 67, has been a director since 1982. He is employed by the law firm of Ausley & McMullen and was Chairman of this firm and its predecessor for more than 20 years. Since 1992, he has served as a director of TECO Energy, Inc. Since 1993, Mr. Ausley has served as a director of Sprint Corporation. In addition, Mr. Ausley has been nominated, and has consented to serve, as a director of Huron Consulting Group, Inc.

FREDERICK CARROLL, III
Mr. Carroll, 54, has been a director since 2003. Since 1990, he has been the Managing Partner of Carroll and Company, an accounting firm specializing in tax and audit based in Tallahassee, Florida. The Board of Directors has determined that Mr. Carroll, Chairman of the Audit Committee, is both “independent” under NASD rules and an “audit committee financial expert” as defined by the SEC.

JOHN K. HUMPHRESS
Mr. Humphress, 56, has been a director since 1994. Since 1973, he has been a shareowner of Krause Humphress Pace & Wadsworth, Chartered CPA’s.

HENRY LEWIS III
Dr. Lewis, 55, has been a director since 2003. He is a Professor and Director of the College of Pharmacy and Pharmaceutical Studies at Florida A&M University.

NON-DIRECTOR EXECUTIVE OFFICER:

J. KIMBROUGH DAVIS
Mr. Davis, 51, was appointed Executive Vice President and Chief Financial Officer of CCBG in 1997. He served as Senior Vice President and Chief Financial Officer from 1991 to 1997. In 1998, he was appointed Executive Vice President and Chief Financial Officer of Capital City Bank.

Directors’ Fees

Only non-employee directors are compensated for board service. The pay components for 2003 were:

Annual Retainers:

•	$10,000 for each non-employee member of the Board of Directors

•	$1,000 additional annual retainer if serving as chairman of a board committee

Meeting Fees:

•	$750 per month for all board and committee meetings

Directors are also permitted to purchase shares of common stock at a 10% discount from fair market value under the 1996 Director Stock Purchase Plan. This Plan has 187,500 shares reserved for issuance. Since the inception of this Plan, 37,382 shares have been issued to directors. During 2003, 4,317 shares were purchased. Purchases under this Plan may not exceed the annual retainer and meeting fees received.

Share Ownership Table

Beneficial owners of more than 5% of the common stock are required to file reports with the Securities and Exchange Commission. The following table provides information, as of February 27, 2004, on the common stock beneficially owned by beneficial owners who have filed the required reports, beneficial owners who were known to CCBG to beneficially own more than 5% of the common stock, directors, executive officers named in the Summary Compensation Table, and all executive officers and directors as a group.

	Shares Beneficially Owned (1)		Percentage of Outstanding Shares Owned
Robert H. Smith (2) Post Office Box 11248 Tallahassee, Florida 32302	2,502,943	(3)	18.86%
William G. Smith, Jr. (2) Post Office Box 11248 Tallahassee, Florida 32302	2,659,187	(4)	20.03%
DuBose Ausley	607,396	(5)	4.58%
Thomas A. Barron	259,120	(6)	1.95%
Frederick Carroll, III	43		*
Cader B. Cox, III	314,667	(7)	2.37%
J. Kimbrough Davis	48,482	(8)	*
J. Everitt Drew	—		—
John K. Humphress	425,510	(9)	3.21%

	Shares Beneficially Owned (1)		Percentage of Outstanding Shares Owned
Lina S. Knox (2)	86,531	(10)	*
Ruth A. Knox	510		*
Henry Lewis, III	43		*
John R. Lewis	10,574		*
All Directors and Executive Officers as a Group (12 Persons)	4,412,063		33.24%

*	Represents less than one percent.

(1)	For purposes of this table, a person is deemed to be the beneficial owner of any shares of common stock if he or she has or shares voting or investment power with respect to the shares or has a right to acquire beneficial ownership at any time within 60 days from the record date. "Voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(2)	Robert H. Smith and William G. Smith, Jr. are brothers, and Lina S. Knox is their first cousin.

(3)	Includes (i) 80,062 shares in accounts for his children for which Mr. Smith is custodian; (ii) 452,653 shares held in certain trusts under which Mr. Smith shares voting and investment power as a co-trustee; and (iii) 460,523 shares held by a partnership under which Mr. Smith shares voting and investment power. Of the shares beneficially owned by Robert H. Smith, 913,176 shares are also beneficially owned by William G. Smith, Jr.

(4)	Includes (i) 31,280 shares in an account for his son for which Mr. Smith is custodian; (ii) 452,653 shares held in certain trusts under which Mr. Smith shares voting and investment power as a co-trustee; (iii) 460,523 shares held by a partnership under which Mr. Smith shares voting and investment power; and (iv) 27,454 shares owned by Mr. Smith’s wife, of which he disclaims beneficial ownership. Of the shares beneficially owned by William G. Smith, Jr., 913,176 shares are also beneficially owned by Robert H. Smith.

(5)	Includes (i) 228,345 shares held in trust under which Mr. Ausley serves as trustee and has sole voting and investment power; and (ii) 10,000 shares owned by Mr. Ausley's wife, of which he disclaims bene-ficial ownership

(6)	Includes (i) 50,427 shares held in trusts under which Mr. Barron serves as trustee; (ii) 573 shares for which Mr. Barron has power of attorney and may be deemed to be a beneficial owner; and (iii) 23,125 shares owned by Mr. Barron’s wife, of which he disclaims beneficial ownership.

(7)	Includes 300,812 shares held in a trust under which Mr. Cox shares voting and investment power as a co-trustee, of which he disclaims beneficial ownership.

(8)	Includes (i) 1,180 shares in accounts for his children for which Mr. Davis is custodian; (ii) 15,633 shares owned jointly by Mr. Davis and his wife; and (iii) 4,082 shares owned by Mr. Davis's wife, directly and through an Individual Retirement Account, all of which he disclaims beneficial ownership.

(9)	Includes (i) 72,712 shares held by a limited partnership of which Mr. Humphress is a general partner and shares voting and investment power; (ii) 3,550 shares owned jointly by Mr. Humphress and his wife; (iii) 2,626 shares in accounts for his children for which Mr. Humphress is custodian; (iv) 300,812 shares held in a trust under which Mr. Humphress shares voting and investment power as a co-trustee, of which he disclaims beneficial ownership; and (v) 1,378 shares owned by Mr. Humphress’s wife, directly and through an Individual Retirement Account, all of which he disclaims beneficial ownership.

(10)	Includes 3,000 shares owned jointly by Ms. Knox and her husband.

Compensation Committee Report

What is the Executive Compensation Philosophy?

We are responsible for recommending to the Board of Directors the compensation of William G. Smith, Jr., the Company’s Chairman, President, and Chief Executive Officer. Our intent is to provide a competitive compensation program linked directly to the Company’s strategic business objectives and its short-term and long-term operating performance. With the objectives of strengthening company performance and maximizing shareowner value over time, this policy serves to align the interests of the President and Chief Executive Officer with those of the shareowners.

What Comprises Total Executive Compensation?

•	Base pay

•	Short-term incentives

•	Long-term incentives

Total Executive Compensation

We use a peer group of banks as a guide for determining the level of compensation. The banks in the peer group were chosen based on the similarities with the Company relative to size and markets served.

We also periodically engage an independent executive compensation consultant to assist in the assessment and evaluation of the appropriateness of the compensation.

Base Salary

We determine base salary by assessing the responsibilities required by the position, the experience of the individual, and the competitive market. Mr. Smith was elected as President and Chief Executive Officer in 1995. In 2003, Mr. Smith’s base salary was set at $185,000 per year, and his base salary was increased to $195,000 per year for 2004.

Mr. Smith had the opportunity to earn additional compensation under various performance-based compensation plans.

Annual Performance Bonuses

Annual cash bonuses are paid through the profit participation plan. All senior level executives participate in this plan.

Performance Goals

We base annual performance bonuses on the attainment of corporate and individual goals that we set at the beginning of the year.

We believe that accomplishing corporate goals is essential for the Company’s continued success and sustained financial performance.

The amount of cash bonus which Mr. Smith may earn increases or decreases, within a range, by a multiple of the percentage by which net income exceeds or falls short of established profit goals. The goals are based upon earnings performance. We believe improved earnings performance will translate into long-term increases in shareowner value.

Annual Bonus Payments

Mr. Smith’s annual bonus was tied directly to the Company’s actual profitability for 2003 compared to targeted profitability. We believe his performance and influence are best measured by the Company’s profitability and performance goals. In 2003, his incentive compensation of $373,744 represented approximately 67% of his total compensation.

Incentive Plan

The Company maintains an Associate Incentive Plan. Under this plan, Mr. Smith is eligible to earn common stock. The Board of Directors determines grants under this plan based on the achievement of short-term and long-term performance goals. The Board of Directors sets these goals with reference to several performance factors. The factors are generally based on financial performance, including earnings, operating efficiency, asset quality and growth.

Specific targets and weightings used for establishing short-term and long-term performance goals are subject to change at the beginning of each measurement period, and are influenced by the Board of Directors’ desire to emphasize performance in certain areas. In addition to stock earned in 2003, the Company provided a cash bonus equal to 31% of the value of stock as a partial offset to the tax liability incurred by Mr. Smith.

For achieving short-term performance goals for 2003, Mr. Smith received a payout of 540 shares under the Associate Incentive Plan, with a fair market value of $45.99 per share as of December 31, 2003. The opportunity at maximum performance was 981 shares.

For achieving long-term performance goals for 2003, Mr. Smith received a payout of 2,130 shares under the Associate Incentive Plan, with a fair market value of $45.99 per share as of December 31, 2003. The opportunity at maximum performance was 4,260 shares.

On January 1, 2003, as a component of Mr. Smith’s long-term compensation, he and the Company entered into an agreement under which Mr. Smith will be eligible to receive Company stock options based on the compound growth rate of the Company’s earnings per share over a three year period. Under this agreement, Mr. Smith earned 18,510 stock options for the period ended December 31, 2003, and these options will vest at a rate of one-third per year for each of the three years after the date of issue. The exercise price of these options is $41.20 per share. The Company granted these options on March 12, 2004.

Summary

We believe that the policies and programs described in this report link pay and performance and serve the best interests of shareowners. We frequently review the various pay plans and policies and modify them as we deem necessary to continue to meet the Company’s business objectives and philosophy.

Members of the Committee:

Cader B. Cox, III, Chairman
John K. Humphress
Lina S. Knox
John R. Lewis

Executive Compensation Tables

Summary Compensation Table

The following summary compensation table shows compensation information for CCBG's President and Chief Executive Officer and the two other executive officers of CCBG who earned over $100,000 in aggregate salary, bonus, and other compensation in the fiscal year ended December 31, 2003.

		Annual Compensation			Long-Term Compensation
Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)		Long-Term Incentive Plan Payouts(1) (h)	All Other Compensation(2) (i)

William G. Smith, Jr.	2003	$185,000	$237,719	(3)	$97,959	$38,066
Chairman, President,	2002	$175,000	$437,648	(3)		$ 7,387
and Chief Executive Officer	2001	$158,000	$159,452	(3)		$ 5,543

Thomas A. Barron	2003	$181,000	$222,331	(3)	$96,441	$37,225
Treasurer	2002	$174,000	$406,609	(3)		$ 7,071
	2001	$168,000	$148,915	(3)		$ 5,461
J. Kimbrough Davis	2003	$165,000	$ 95,637	(3)	$58,637	$22,868
Executive Vice President	2002	$155,000	$156,452	(3)		$ 4,325
and Chief Financial Officer	2001	$150,000	$ 59,460	(3)		$ 3,320

(1)	Consists of the dollar value of all payouts made for long-term performance awards earned under the 1996 Associate Incentive Plan.

(2)	Consists of cash bonuses paid as a tax supplement to participants in the 1996 Associate Incentive Plan.

(3)	Includes cash bonuses and the dollar value of short-term incentive stock awards.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Securities Holders	—	—	1,096,731

Equity Compensation Plans Not Approved by Securities Holders	—	—	—
Total	—	—	1,096,731

Incentive Compensation and Stock Purchase Plans

1996 Associate Incentive Plan

The 1996 Associate Incentive Plan became effective on February 23, 1996, and is to be replaced by the 2005 Associate Incentive Plan. Awards under this plan may be made until December 31, 2005. Under the plan, key associates of CCBG, who have been selected as participants, are eligible to receive awards of equity-based incentive compensation, including stock options, stock appreciation rights, restricted stock awards, performance share units and phantom stock, and combinations of these incentives. The aggregate number of shares of common stock subject to awards under the plan may not exceed 937,500. The Board of Directors administers the plan and has the authority under the plan to establish, adopt, and revise plan rules and regulations and to make all determinations relating to the plan.

The plan authorizes the establishment of long-term performance share programs to be effective over designated award periods of not less than one year nor more than five years. At the beginning of each award period, the Board of Directors establishes performance goals. Performance goals may include financial or other measures of corporate performance and may be determined on an individual basis or by categories of participants. The Board of Directors has the discretionary authority to adjust performance goals or performance measurement standards as it deems equitable in recognition of extraordinary or non-recurring events experienced during an award period. The Board of Directors determines the number of performance share units to be awarded, if any, to each participant who is selected to receive an award. The Board of Directors may add new participants to a performance share program after its commencement by making pro rata grants. At the completion of a performance share program, or at other times as specified by the Board of Directors, the Board of Directors will calculate the number of shares earned by multiplying the number of performance share units granted to the participant by a performance factor representing the attainment of the performance goals.

1995 Associate Stock Purchase Plan

The 1995 Associate Stock Purchase Plan became effective on March 20, 1995, and is to be replaced by the 2005 Associate Stock Purchase Plan. Up to 562,500 shares of common stock may be purchased under the plan. The purpose of the plan is to provide associates of CCBG and its subsidiaries with an opportunity to purchase common stock of CCBG through accumulated payroll deductions or other contributions. The plan is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986. Under the terms of the plan, the common stock purchased by participants is purchased directly from CCBG. The plan provides that common stock may be purchased at a discount, not to exceed 15 percent, which is to be fixed by the Board of Directors.

In 2003, 25,234 shares of common stock were purchased under the plan. The Board of Directors has the right to amend or terminate the plan at any time. However, no amendment or termination may adversely affect purchase rights previously granted, unless the Board of Directors determines that the termination of the plan is in the best interests of CCBG and its shareowners. In this situation, the Board of Directors may terminate an offering period under the plan on the last day of the offering period even though it may adversely affect purchase rights.

Retirement Plans

Retirement Plan

CCBG maintains a noncontributory, defined benefit retirement plan which covers all full-time associates and part-time associates with 1,000 hours of service annually who are employed by CCBG and its subsidiaries. The following table shows the annual retirement benefits payable under the retirement plan to associates based on the stated compensation and years of service, assuming the participant was born in 1955 or later, all service is after 1988, and retirement is at the age of 65.

	Years of Accredited Service
Compensation	10 Years	20 Years	30 Years
$10,000	$1,900	$3,800	$5,700
20,000	3,800	7,600	11,400
30,000	5,900	11,900	17,800
40,000	8,200	16,400	24,600
50,000	10,500	21,000	31,500
60,000	12,800	25,500	38,300
70,000	15,000	30,100	45,100
80,000	17,300	34,700	52,000
90,000	19,600	39,200	58,800
100,000	21,900	43,800	65,700
150,000	33,300	66,600	99,900
200,000	44,700	89,400	134,100
205,000	45,800	91,700	137,500

Benefits for retirement plan purposes are calculated based upon the average monthly compensation for the highest five consecutive years in the last 10 years of employment. CCBG’s retirement plan also provides pre-retirement disability and death benefits. The benefits are not subject to any deduction for Social Security or other offset amounts. For 2004, the maximum annual compensation recognized for benefit purposes is $205,000, and the maximum annual benefit permitted under IRS regulations is $165,000.

As of December 31, 2003, the applicable compensation levels and accredited service for determination of pension benefits for the named executive officers would have been:

	Compensation	Accredited Service
Thomas A. Barron	$571,871	29
William G. Smith, Jr.	$606,207	25
J. Kimbrough Davis	$311,825	22

Benefits are equal to the adjusted accrued benefits as of December 31, 1988, computed in accordance with a prior formula, plus a percentage of average monthly compensation for each year of service after 1988. Employees with service prior to 1989 or born prior to 1955 will have different benefits from those shown above, depending upon their year of birth, years of service prior to 1989, and compensation level. No single table is possible for these employees due to the multiple variables involved.

Supplemental Employee Retirement Plan

Effective January 1, 1996, the Board of Directors of CCBG implemented a supplemental employee retirement plan covering William G. Smith, Jr. and Thomas A. Barron. In 2001, the Board extended the coverage of this plan to J. Kimbrough Davis. This plan is designed to restore a portion of the benefits Messrs. Smith, Barron, and Davis would otherwise receive under the Retirement Plan if these benefits were not limited by the tax laws. Participants under the Retirement Plan receive benefits determined by a formula that is based on average monthly compensation. Due to the tax law limitations, the relative benefits payable to Messrs. Smith, Barron, and Davis are significantly less than those of other Retirement Plan participants. The supplemental plan provides additional benefits, which, when combined with benefits payable under the Retirement Plan, approximate 60 percent of average monthly compensation, which more closely aligns the benefits payable to Messrs. Smith, Barron, and Davis with those of other Retirement Plan participants. The Supplemental Plan is not a qualified plan under the tax laws. CCBG has no obligation to fund the supplemental plan but accrues for its anticipated obligations under the supplemental plan on an annual basis.

401(k) Profit Sharing Plan

On October 1, 1997, CCBG adopted a 401(k) plan. The purpose of the 401(k) plan is to serve as a supplementary retirement plan for employees who are eligible to participate. It is primarily intended to provide a convenient program of regular savings and investment for eligible employees. The Retirement Committee of CCBG presently administers the 401(k) plan. Capital City Trust Company, an indirect wholly-owned subsidiary of CCBG, serves as trustee of the trust fund into which funds contributed under the 401(k) plan and the earnings under the 401(k) plan are held. One investment option provided by the 401(k) plan is a fund of CCBG's common stock.

Up to 50,000 shares of common stock may be purchased under the 401(k) plan. During fiscal year 2003, no shares of common stock were issued under the 401(k) plan, but plan participants made open market purchases in the amount of 3,396 shares. Purchases of CCBG's common stock under this plan are voluntary, and CCBG does not restrict the sale of its common stock under the 401(k) plan. In 2003, CCBG began making matching cash contributions of up to 6% of the participant's compensation for qualifying associates whose employment commenced after January 1, 2003.

Transactions with Management and Related Parties

During 2003, Capital City Bank, a wholly-owned subsidiary of CCBG, had outstanding loans to several of CCBG's directors, executive officers, their associates and members of the immediate families of these directors and executive officers. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These loans do not involve more than the normal risk of collectability or present other unfavorable features.

DuBose Ausley, a director of CCBG, is employed by and is the former Chairman of Ausley & McMullen, CCBG's general counsel. During 2003, CCBG and CCBG's subsidiaries paid legal fees to this law firm of approximately $765,000.

Capital City Bank's Apalachee Parkway Office is located on land leased from the Smith Interests General Partnership L.L.P. ("SIGP") in which William G. Smith, Jr. (Chairman, President, and Chief Executive Officer of CCBG), Robert H. Smith (a Vice President of CCBG), and Lina S. Knox (a Director of CCBG) are partners. In addition, a trust for the benefit of Elaine W. Smith, a relative of William G. Smith, Jr. and Robert H. Smith, of which DuBose Ausley, a director of CCBG, is trustee, is also a partner of SIGP. As trustee of this trust, Mr. Ausley has the power to vote the SIGP interests owned by the trust. Under a lease agreement expiring in 2024, Capital City Bank provides annual lease payments of approximately $85,000, to be adjusted for inflation in future years.

Five-Year Performance Graph

This performance graph compares the cumulative total shareholder return on the Company’s common stock with the NASDAQ - Total US and the NASDAQ Bank Index for the past five years. The graph assumes that $100 was invested on December 31, 1998 in the Company’s common stock and each of the above indices, and that dividends are reinvested. The shareholder return shown below for the five-year historical period may not be indicative of future performance.

		Period Ending
Index	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03

Capital City Bank Group, Inc.	100.00	79.75	94.52	93.02	156.34	233.50
NASDAQ - Total US	100.00	185.95	113.19	89.65	61.67	92.90
NASDAQ Bank Index*	100.00	96.15	109.84	118.92	121.74	156.62
SNL $1B-$5B Bank Index	100.00	91.91	104.29	126.72	146.28	198.92

* Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2004.
Used with permission. All rights reserved. crsp.com

SECTION VI

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

Management’s discussion and analysis ("MD&A") provides supplemental information, which sets forth the major factors that have affected CCBG's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The MD&A is divided into subsections entitled "Executive Overview," "Earnings Analysis," "Financial Condition," "Liquidity and Capital Resources," "Off-Balance Sheet Arrangements," and "Accounting Policies." Information therein should facilitate a better understanding of the major factors and trends that affect CCBG's earnings performance and financial condition, and how CCBG's performance during 2003 compares with prior years. Throughout this section, Capital City Bank Group, Inc., and its subsidiary, collectively, are referred to as "CCBG."

The period-to-date averages used in this report are based on daily balances for each respective period. In certain circumstances, comparing average balances for the fourth quarters of consecutive years may be more meaningful than simply analyzing year-to-date averages. Therefore, where appropriate, quarterly averages have been presented for analysis and have been noted as such. See Table 2 for annual averages and Table 15 for financial information presented on a quarterly basis.

This Report and other Company communications and statements may contain "forward-looking statements." These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from what is contemplated in those forward-looking statements:

The strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for loan losses;

The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	Inflation, interest rate, market and monetary fluctuations;

•
Adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses and brokerage activities;

•	Changes in U.S. foreign or military policy;

•	The timely development of competitive new products and services by us and the acceptance of those products and services by new and existing customers;

•	The willingness of customers to accept third-party products marketed by us;

•	The willingness of customers to substitute competitors' products and services for our products and services and vice versa;

•	The impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	Technological changes;

•	Changes in consumer spending and saving habits;

•
The effect of corporate restructuring, acquisitions or dispositions, including the actual restructuring and other related charges and the failure to achieve the expected gains, revenue growth or expense savings from such corporate restructuring, acquisitions or dispositions;

•	The growth and profitability of our noninterest or fee income being less than expected;

•	Unanticipated regulatory or judicial proceedings;

•	The impact of changes in accounting policies by the Securities and Exchange Commission;

•	Adverse changes in the financial performance and/or condition of our borrowers, which could impact the repayment of those borrowers' outstanding loans; and

•	Our success at managing the risks involved in the foregoing.

We caution that the foregoing list of important factors is not exhaustive. Also, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Executive Overview

CCBG is a financial holding company and a bank holding company headquartered in Tallahassee, Florida that provides through its wholly owned subsidiary, Capital City Bank, a broad array of products and services in 17 Florida counties, four Georgia counties, and one Alabama county. Capital City Bank also has mortgage lending offices in four additional Florida communities. Capital City Bank offers commercial and retail banking services, as well as trust and asset management, brokerage, and data processing services.

From an industry and national perspective, CCBG’s profitability, like most financial institutions, is dependent to a large extent upon net interest income, which is the difference between the interest received on earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Results of operations are also affected by the provision for loan losses, operating expenses such as salaries and employee benefits, occupancy and other operating expenses, including income taxes, and, to a lesser extent, non-interest income such as service charges on deposit accounts, trust service fees, mortgage banking revenues, and data processing revenues. Economic conditions, competition and the monetary and fiscal policies of the Federal government in general, significantly affect financial institutions, including CCBG. During 2003, the Federal government’s focus was marked by steady low interest rates intended to stabilize the current economy and to provide stimulation to future industrial economic growth. Lending activities are also significantly influenced by regional and local economic factors. Some specific factors may include the demand for and supply of housing, competition among lenders, interest rate conditions and prevailing market rates on competing investments, customer preferences and levels of personal income and savings in CCBG’s primary market area.

CCBG’s philosophy is to grow and prosper, building long-term relationships based on quality service, high ethical standards, and safe and sound banking practices. CCBG is a super-community bank in the relationship banking business with a locally oriented, community-based focus, which is augmented by experienced, centralized support in select specialized areas. CCBG’s local market orientation is reflected in its network of banking office locations, experienced community executives, and community advisory boards which support CCBG’s focus of responding to local banking needs. CCBG strives to offer a broad array of sophisticated products and to provide quality service by empowering associates to make decisions in their local markets.

CCBG plans to continue its expansion, emphasizing a combination of growth in existing markets and acquisitions. Acquisitions will be focused on a three state area including Florida, Georgia, and Alabama with a particular focus on acquiring banks and branches, which are $100 million to $400 million in asset size, located on the outskirts of major metropolitan areas. CCBG will evaluate de novo expansion opportunities in attractive new markets in the event that acquisition opportunities are not feasible. Other expansion opportunities that will be evaluated include asset management, insurance, and mortgage banking. Management anticipates that roughly half of CCBG's future earnings growth will be generated through growth in existing markets and half through acquisitions.

Pending Acquisition

On January 8, 2004, CCBG announced the signing of a definitive agreement to acquire Quincy State Bank, located in Quincy, Florida from Synovus Financial Corp. Quincy State Bank is a $127 million asset institution (as of December 31, 2003) with offices in Quincy and Havana, Florida. Both markets adjoin Leon County, home to CCBG’s Tallahassee headquarters. The purchase price is $26.1 million in cash and the closing is scheduled for late in the first quarter of 2004.

Previous Acquisitions

On March 9, 2001, CCBG completed a purchase and assumption transaction with Wachovia Bank, NA, formerly First Union National Bank ("Wachovia") and acquired six of Wachovia's offices in Georgia which included real estate, loans and deposits. The transaction resulted in approximately $11.3 million in intangible assets, primarily core deposit intangibles, which are being amortized over a 10-year period. CCBG purchased approximately $18 million in loans and assumed deposits of approximately $105 million.

On March 2, 2001, CCBG completed its acquisition of First Bankshares of West Point, Inc., and its subsidiary, First National Bank of West Point. At the time of the acquisition, First National Bank of West Point had approximately $144 million in assets with one office in West Point, Georgia, and two offices in the Greater Valley area of Alabama. First Bankshares of West Point, Inc., merged with CCBG, and First National Bank of West Point merged with Capital City Bank. CCBG issued 3.6419 shares and $17.7543 in cash for each of the 192,481 outstanding shares of First Bankshares of West Point, Inc., resulting in the issuance of 701,000 shares of CCBG common stock and the payment of $3.4 million in cash for a total purchase price of approximately $17.0 million. The transaction was accounted for as a purchase and resulted in approximately $2.5 million of intangible assets, primarily goodwill.

Earnings Analysis

Earnings for 2003 totaled $25.2 million, or $1.90 per diluted share. This compares to $23.1 million, or $1.74 per diluted share in 2002, and $16.9 million, or $1.27 per diluted share in 2001. Return on average assets was 1.40% and return on average shareowners' equity was 12.82% for 2003, compared to 2002’s results of 1.34% and 12.85%, respectively, and 2001’s performance of .99% and 10.00%, respectively.

The increase in 2003 earnings was primarily attributable to growth in operating revenues (defined as the total of net interest income and noninterest income) of 5.8%, driven by 16.2% growth in noninterest income. The increase in noninterest income reflects higher deposit fees, merchant service fee income and mortgage banking revenues. These and other significant factors are discussed throughout the Financial Review. A condensed earnings summary is presented in Table 1.

Table 1
Condensed Summary Of Earnings
(Dollars in Thousands, Except Per Share Data)
	For the Years Ended December 31,
	2003	2002	2001

Interest Income	$99,487	$106,095	$118,983
Taxable Equivalent Adjustments	1,413	1,682	1,775
Total Interest Income (FTE)	100,900	107,777	120,758
Interest Expense	14,839	22,503	48,249
Net Interest Income (FTE)	86,061	85,274	72,509
Provision for Loan Losses	3,436	3,297	3,983
Taxable Equivalent Adjustments	1,413	1,682	1,775
Net Interest Income After Provision for Loan Losses	81,212	80,295	66,751
Noninterest Income	41,939	36,103	31,159
Noninterest Expense	84,378	80,625	71,926
Income Before Income Taxes	38,773	35,773	25,984
Income Taxes	13,580	12,691	9,118
Net Income	$25,193	$23,082	$16,866
Basic Net Income Per Share	$1.91	$1.75	$1.27
Diluted Net Income Per Share	$1.90	$1.74	$1.27

Net Interest Income

Net interest income represents CCBG's single largest source of earnings and is equal to interest income and fees generated by earning assets, less interest expense paid on interest bearing liabilities. An analysis of CCBG's net interest income, including average yields and rates, is presented in Tables 2 and 3. This information is presented on a "taxable equivalent" basis to reflect the tax-exempt status of income earned on certain loans and investments, the majority of which are state and local government debt obligations.

In 2003, taxable equivalent net interest income increased $787,000, or 1.0%. This follows an increase of $12.8 million, or 17.6%, in 2002, and $7.8 million, or 12.1%, in 2001. The favorable impact was a result of lower funding costs and a shift in earning assets mix, partially offset by declining asset yields attributable to the low interest rate environment. Lower interest rates paid on deposit products and a favorable shift in deposit mix led to a net reduction in interest expense of $7.7 million over 2002. This favorable variance continued to be partially offset by declining yields on earning assets, which produced a decline in taxable equivalent interest income of $6.9 million. Over the last three years, management has aggressively repriced interest bearing liabilities in response to the Federal Reserve's reduction in its target rate on overnight funds.

Table 2
Average Balances and Interest Rates
(Taxable Equivalent Basis - Dollars in Thousands)

	2003			2002			2001
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:
Loans, Net of Unearned Interest(1)(2)	$1,318,080	$92,264	7.00%	$1,256,107	$95,222	7.58%	$1,184,290	$102,737	8.68%
Taxable Investment Securities	124,541	3,724	2.98	135,865	6,941	5.11	170,328	9,619	5.65
Tax-Exempt Investment Securities(2)	61,387	3,651	5.95	68,915	4,133	6.00	78,928	4,792	6.07
Funds Sold	120,672	1,261	1.03	95,613	1,481	1.53	101,002	3,610	3.55
Total Earning Assets	1,624,680	100,900	6.21	1,556,500	107,777	6.92	1,534,548	120,758	7.87

Cash & Due From Banks	79,625			72,960			69,242
Allowance For Loan Losses	(12,544)			(12,409)			(11,910)
Other Assets	113,134			110,129			112,287
TOTAL ASSETS	$1,804,895			$1,727,180			$1,704,167

Liabilities:
NOW Accounts	264,159	676	0.26%	241,873	1,272	0.53%	214,881	4,046	1.88%
Money Market Accounts	215,597	1,312	0.61	224,275	2,904	1.30	208,526	6,237	2.99
Savings Accounts	109,837	189	0.17	104,967	500	0.48	108,284	1,865	1.72
Time Deposits	433,176	9,390	2.17	493,956	15,875	3.21	604,909	33,066	5.47
Total Interest Bearing Deposits	1,022,769	11,567	1.13	1,065,071	20,551	1.93	1,136,600	45,214	3.98
Short-Term Borrowings	101,274	1,270	1.25	72,594	767	1.06	58,111	2,164	3.72
Long-Term Debt	55,594	2,002	3.60	30,423	1,185	3.90	15,308	871	5.69
Total Interest Bearing Liabilities	1,179,637	14,839	1.26	1,168,088	22,503	1.93	1,210,019	48,249	3.99
Noninterest Bearing Deposits	409,039			359,928			306,316
Other Liabilities	19,631			19,512			19,180
TOTAL LIABILITIES	1,608,307			1,547,528			1,535,515

Shareowners' Equity:
Common Stock	132			132			132
Additional Paid-In Capital	15,272			15,386			18,940
Retained Earnings	181,184			164,184			149,580
TOTAL SHAREOWNERS' EQUITY	196,588			179,652			168,652
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY	$1,804,895			$1,727,180			$1,704,167
Interest Rate Spread			4.95%			4.99%			3.88%
Net Interest Income		$86,061			$85,274			$72,509
Net Interest Margin(3)			5.30%			5.47%			4.73%

Average balances include nonaccrual loans. Interest income includes fees on loans of approximately $6.4 million, $4.6 million and $4.3 million in 2003, 2002 and 2001, respectively.

Interest income includes the effects of taxable equivalent adjustments using a 35% tax rate to adjust interest on tax-exempt loans and securities to a taxable equivalent basis.

Taxable equivalent net interest income divided by average earning assets.

Table 3
Rate/Volume Analysis(1)
(Taxable Equivalent Basis - Dollars in Thousands)

	2003 Changes from 2002			2002 Changes from 2001
		Due To Average			Due to Average
	Total	Volume	Rate	Total	Volume	Rate
Earning Assets:
Loans, Net of Unearned Interest(2)	$(2,958)	$5,916	$(8,874)	$(7,515)	$6,698	$(14,213)
Investment Securities:
Taxable	(3,217)	(2,448)	(769)	(2,678)	(1,987)	(691)
Tax-Exempt	(482)	(450)	(32)	(659)	(608)	(51)
Funds Sold	(220)	389	(609)	(2,129)	(215)	(1,914)
Total	(6,877)	3,407	(10,284)	(12,981)	3,888	(16,869)
Interest Bearing Liabilities:
NOW Accounts	(596)	117	(713)	(2,774)	509	(3,283)
Money Market Accounts	(1,592)	(111)	(1,481)	(3,333)	471	(3,804)
Savings Accounts	(311)	23	(334)	(1,365)	(57)	(1,308)
Time Deposits	(6,485)	(1,953)	(4,532)	(17,191)	(6,065)	(11,126)
Short-Term Borrowings	503	578	(75)	(1,397)	447	(1,844)
Long-Term Debt	817	981	(164)	314	860	(546)
Total	(7,664)	(365)	(7,299)	(25,746)	(3,835)	(21,911)
Changes in Net Interest Income	$787	$3,772	$(2,985)	$12,765	$7,723	$5,042

This table shows the change in taxable equivalent net interest income for comparative periods based on either changes in average volume or changes in average rates for earning assets and interest bearing liabilities. Changes which are not solely due to volume changes or solely due to rate changes have been attributed to rate changes.

Interest income includes the effects of taxable equivalent adjustments using a 35% tax rate to adjust interest on tax-exempt loans and securities to a taxable equivalent basis.

For the year 2003, taxable equivalent interest income decreased $6.9 million, or 6.4%, over 2002, and $13.0 million, or 10.7%, in 2002 over 2001. New loan production and repricing of existing earning assets produced a 71 basis point reduction in the yield on earning assets, which declined from 6.92% for 2002 to 6.21% for 2003. This compares to a 95 basis point reduction in 2002 over 2001. The unfavorable impact of declining yields was partially mitigated by growth in earning assets of $68.2 million, which produced an overall improvement in the mix. The yield on the investment securities portfolio continued to decline as a result of the low rate environment. As shown in Table 3, both the investment and loan portfolios were significant contributors to the net reduction in interest income. In the current rate environment, portfolio repricing will continue to put pressure on interest income, but may be partially or completely offset by earning asset growth.

Interest expense decreased $7.7 million, or 34.1%, over 2002, and $25.7 million, or 53.4%, in 2002 over 2001. The general decline in interest rates produced favorable rate variances on interest bearing liabilities throughout the year. This was further enhanced by a favorable shift in mix, as certificates of deposit (generally a higher cost deposit product) declined relative to total deposits. Certificates of deposit, as a percent of total average deposits, declined from 34.7% in 2002 to 30.2% in 2003. Lower interest rates and a favorable shift in mix led to a decline in the average rate paid on interest bearing liabilities in 2003 of 67 basis points compared to 2002.

CCBG's interest rate spread (defined as the taxable equivalent yield on average earning assets less the average rate paid on interest bearing liabilities) decreased 4 basis points in 2003 and increased 111 basis points in 2002. The decrease in 2003 was attributable to the continued decline in the earning asset yield. The significant increase in 2002 is attributable to management's ability to rapidly adjust the average rate paid on interest bearing liabilities relative to the decline in yield on earning assets.

CCBG's net interest margin (defined as taxable equivalent interest income less interest expense divided by average earning assets) was 5.30% in 2003, compared to 5.47% in 2002 and 4.73% in 2001. In 2003, the lower yields on earning assets (partially offset by lower rates paid on interest bearing liabilities) resulted in the 17 basis point decline in the margin.

Loan growth is anticipated to have a favorable impact on the net interest margin during the upcoming year along with any favorable changes in the Federal Reserve's target rate on overnight funds. However, depending on the magnitude of the loan growth, the improvement attributable to growth may be partially or completely offset by unfavorable repricing variances associated with loans and securities and any further unfavorable changes in the Federal Reserve's target rate on overnight funds. A further discussion of CCBG's earning assets and funding sources can be found in the section entitled "Financial Condition."

Provision for Loan Losses

The provision for loan losses was $3.4 million in 2003, compared to $3.3 million in 2002 and $4.0 million in 2001. The slight increase in the 2003 provision reflects a slightly higher level of net charge-offs. CCBG’s stable provision over the last three-year period reflects continued stable credit quality supported by an adequate allowance for loan losses.

Net charge-offs remain at historically low levels relative to the size of the portfolio. Net charge-offs for 2003 totaled $3.5 million, or .27% of average loans.

This compares to $2.9 million, or .23% for 2002. The increase is due primarily to a higher level of consumer loan net charge-offs, primarily automobile loans. In addition, the increase in 2003 over 2002 is reflective of an above normal level of consumer loan recoveries in 2002.

At December 31, 2003, the allowance for loan losses totaled $12.4 million compared to $12.5 million in 2002. At year-end 2003, the allowance represented 0.93% of total loans and provided coverage of 530% of nonperforming loans. Management considers the allowance to be adequate based on the current level of nonperforming loans and the estimate of losses inherent in the portfolio at year-end. See the section entitled "Financial Condition" and Tables 7 and 8 for further information regarding the allowance for loan losses.

Noninterest Income

In 2003, noninterest income increased $5.8 million, or 16.2%, and represented 33.1% of operating revenue, compared to an increase of $4.9 million, or 15.9%, and 30.2%, respectively, in 2002. The increase in the level of noninterest income is attributable primarily to growth in deposit service charges, merchant service fee income, and mortgage banking revenues. The increase in 2002 was attributable to growth in deposit service charges, mortgage banking revenues, and other income (primarily retail brokerage fees and ATM/debit/credit card transaction fees). Factors affecting noninterest income are discussed below.

Service charges on deposit accounts increased $3.6 million, or 28.0%, in 2003, compared to an increase of $2.1 million, or 19.7%, in 2002. Service charge revenues in any one year are dependent on the number of accounts, primarily transaction accounts, the level of activity subject to service charges, and the collection rate. The increase in service charges in 2003 was primarily attributable to growth in NSF/overdraft fees associated with a new overdraft protection program implemented in the fourth quarter of 2002. Integration of acquisitions during 2004 will further enhance deposit service charge revenues. The increase in service charges in 2002 reflects an increase in the number of deposit accounts, primarily attributable to the 2001 Georgia banking office acquisitions, and increased NSF/overdraft fees in the fourth quarter of 2002.

Data processing revenues increased $396,000, or 19.8%, in 2003 versus a decrease of $73,000, or 3.5%, in 2002. The data processing center provides computer services to both financial and non-financial clients in North Florida and South Georgia. The increase in 2003 was due to higher revenues from both financial clients and government contract processing. CCBG added one financial client in late 2002 increasing the number currently being processed to six. In addition, government contract processing increased 20.0% during 2003 primarily due to increased processing volume with one client. In 2003, processing revenues for non-financial entities represented approximately 39.3% of total processing, compared to 41.5% in 2002. The decrease in total processing revenues for 2002 was primarily the result of a decline in revenues for financial clients. Management expects data processing revenues to remain stable during 2004.

In 2003, asset management fees increased $129,000, or 5.1%, versus a decrease of $35,000, or 1.4%, in 2002. At year-end 2003, assets under management totaled $404 million, reflecting growth of $61 million, or 17.8% over 2002. This growth is due to an increase in new business in existing markets and appreciation in stock market values over 2002. At year-end 2002, assets under management totaled $343 million, reflecting growth of $6.0 million, or 1.8% over 2001.

CCBG continues to be among the leaders in the production of residential mortgage loans in many of its markets. In 2003, mortgage banking revenues increased $588,000, or 10.7%, compared to $2.4 million, or 75.3% in 2002. The increase in 2003 was due to the continued low interest rate environment resulting in a high level of fixed rate loan production through the third quarter of the year. CCBG generally sells all fixed rate residential loan production into the secondary market. Fixed rate mortgage refinancing activity slowed significantly in the fourth quarter of 2003 and as a result mortgage banking revenues declined in the fourth quarter. Management does not expect mortgage banking revenues to remain at the levels experienced in 2003. The increase in revenue in 2002 was due to higher fixed rate mortgage production driven by the low interest rate environment, and a gain (pre-tax) of $675,000 on the one-time sale of $23.5 million in residential mortgage loans during the fourth quarter of 2002. The level of interest rates, origination volume and percent of fixed rate production have a significant impact on CCBG’s mortgage banking revenues.

Other noninterest income increased $1.2 million, or 8.7%, in 2003 versus an increase of $580,000, or 4.5% in 2002. The increase in 2003 was attributable primarily to an increase in merchant service fee income and miscellaneous recoveries. Merchant service fee income increased $848,000, or 22.8%, due to increased transaction volume and was partially offset with higher interchange service fees, which is reflected in noninterest expense. Miscellaneous recoveries were $241,000, or 86.5%, higher as a result of recovering legal and settlement costs associated with two lawsuits. The 2002 increase in noninterest income was attributable primarily to higher retail brokerage fees and ATM/debit/credit card transaction fees.

Noninterest income as a percent of average assets increased to 2.32% in 2003, compared to 2.09% in 2002, and 1.83% in 2001, driven primarily by service charge income, mortgage banking revenues and merchant service fee income.

Noninterest Expense

Noninterest expense for 2003 was $84.4 million, an increase of $3.8 million, or 4.7%, over 2002, compared with an increase of $8.7 million, or 12.1%, in 2002. Factors impacting CCBG's noninterest expense during 2003 and 2002 are discussed below.

CCBG's aggregate compensation expense in 2003 totaled $45.1 million, an increase of $3.0 million, or 7.1%, over 2002. The increase is primarily attributable to associate salary increases, higher performance-based compensation (commissions), increased pension costs, and higher healthcare insurance premiums. The increase in associate salaries reflects normal annual merit increases and higher performance-based compensation, which is reflective of higher commissions paid to mortgage originators. The higher pension cost is a result of an increase in the number of plan participants and the lower than expected return on plan assets resulting from the general stock market decline in recent years. Pension costs are expected to increase in 2004 by approximately 13%. Healthcare premiums are expected to continue to increase due to additional participants and rising costs from healthcare providers. In 2002, aggregate compensation increased $5.3 million, or 14.5%, over 2001. This increase was primarily due to the addition of Georgia and Alabama offices, higher performance-based compensation (profit participation, commissions, and incentives), increased pension costs, and higher healthcare insurance premiums.

Occupancy expense (including furniture, fixtures and equipment) increased by $416,000, or 3.1%, in 2003, compared to $726,000, or 5.7% in 2002. The increase in 2003 was primarily due to higher furniture/fixture, utility, and building depreciation expenses associated with the addition of four new offices. The increase in 2002 was primarily due to the addition of nine offices associated with the Georgia acquisitions, and costs associated with the conversion and full implementation of a new data processing system. Additional increases were experienced for 2002 in office leases and building maintenance/repairs.

Other noninterest expense increased $360,000, or 1.4%, in 2003, compared to $2.6 million, or 11.7%, in 2002. The increase in 2003 was attributable to: (1) higher legal costs of $106,000 primarily resulting from corporate governance compliance work associated with the Sarbanes-Oxley Act; (2) increased processing expenses of $272,000 associated with implementation of new database systems in human resources, and custom programming work performed by Capital City Bank’s core processing system vendor to facilitate the implementation of new applications (platform automation and home banking); and (3) increased interchange service fees of $717,000 associated with higher merchant card processing volume. These increases were partially offset with approximately $617,000 lower expense for contingency reserves, and lower seminar/education expense of $123,000.

The increase in 2002 was attributable to: (1) higher legal costs of $351,000 primarily resulting from merchant credit card processing; (2) increased professional fees associated with external audit, tax and pension consulting of $594,000; (3) increased processing expenses of $390,000 associated with customization of a newly implemented data processing system, increased ATM processing and trust account processing; (4) increased contributions of $175,000 attributable to increased funding for Capital City Bank Group Foundation, Inc.; (5) increased telephone costs of $215,000 resulting from Georgia acquisitions and line upgrades to the existing wide-area network; and (6) higher miscellaneous expense of $1.2 million attributable to: loan underwriting/closing costs ($302,000), other losses/cash short ($304,000), credit card interchange fees ($262,000), seminars/education ($139,000), and other miscellaneous ($248,000).

The net noninterest expense ratio (defined as noninterest income minus noninterest expense, net of intangible amortization and conversion/merger-related expenses, as a percent of average assets) was 2.17% in 2003 compared to 2.38% in 2002, and 2.14% in 2001. CCBG's efficiency ratio (expressed as noninterest expense, net of intangible amortization and conversion/merger-related expenses, as a percent of taxable equivalent operating revenues) was 63.4%, 63.6%, and 65.2% in 2003, 2002 and 2001, respectively.

Income Taxes

The consolidated provision for federal and state income taxes was $13.6 million in 2003, compared to $12.7 million in 2002, and $9.1 million in 2001. The increase in the 2003 tax provision was a result of higher taxable income and a decline in tax exempt income. The increase in the 2002 tax provision from 2001 was also due to higher taxable income and lower tax exempt income.

The effective tax rate was 35.0% in 2003, 35.5% in 2002, and 35.1% in 2001. The decrease in the effective tax rate for 2003 is due to an adjustment in federal income tax expense in the amount of $500,000 made during the fourth quarter of 2003. Following a recent IRS examination, CCBG performed an evaluation of all its tax accounts. Upon completion of this analysis in the fourth quarter of 2003, CCBG determined certain tax accounts should be adjusted to more appropriately reflect its current and deferred assets and liabilities. The effective tax rates previously noted differ from the combined federal and state statutory tax rates due primarily to tax-exempt income.

The increase in the effective tax rate for 2002 was primarily attributable to an increase in state taxable income as well as a decline of tax-exempt income relative to pre-tax income.

Financial Condition

Average assets totaled $1.8 billion, an increase of $78.0 million, or 4.5%, in 2003 versus the comparable period in 2002. Average earning assets for 2003 were $1.6 billion, representing an increase of $68.0 million, or 4.4%, over 2002. During 2003, average loans increased $62.0 million, or 4.9%, and average funds sold increased $25.1 million, or 26.2%. These increases were partially offset by a decline in average securities of $19.0 million, or 9.2%. Loan growth during 2003 was primarily funded through existing liquidity and deposit growth.

Table 2 provides information on average balances and rates, Table 3 provides an analysis of rate and volume variances, while Table 4 highlights the changing mix of CCBG's earning assets over the last three years.

Loans

Average loans increased $62.0 million, or 4.9%, over the comparable period in 2002. Loan growth was slow for the first quarter of the year, but picked up momentum during the second and third quarters. Loans, on average, increased $27.5 million in the second quarter and $19.4 million in the third quarter. Loan growth fell off during the fourth quarter primarily due to a decline in the residential held-for-sale loan portfolio. Loans as a percent of average earning assets increased to 81.1% for the year, compared to 80.7% for the comparable period of 2002. Loan growth occurred in all loan categories during the year with the exception of residential 1-4 family. The decline in the residential 1-4 family was due to a decline in held-for-sale loans resulting from a slow down in refinancing activity during the fourth quarter of 2003. Management anticipates that the pace of loan refinancing will slow in 2004 resulting in loan production producing greater net growth for the total loan portfolio.

Although management is continually evaluating alternative sources of revenue, lending is a major component of CCBG's business and is key to profitability. While management strives to identify opportunities to increase loans outstanding and enhance the portfolio's overall contribution to earnings, it can do so only by adhering to sound lending principles applied in a prudent and consistent manner. Thus, management will not relax its underwriting standards in order to achieve designated growth goals.

Table 4
Sources of Earning Asset Growth
(Average Balances - Dollars in Thousands)

			Components of Average Earning Assets
	2002 to 2003 Change	Percentage of Total Change	2003	2002	2001
Loans:
Commercial, Financial and Agricultural	$16,100	23.6%	9.2%	8.6%	8.0%
Real Estate - Construction	7,996	11.7	5.5	5.3	5.3
Real Estate - Commercial Mortgage	57,250	84.0	23.4	20.7	17.6
Real Estate - Residential	(35,386)	(51.9)	29.1	32.6	32.8
Consumer	16,013	23.5	13.9	13.5	13.5
Total Loans	61,973	90.9	81.1	80.7	77.2
Securities:
Taxable	(11,324)	(16.6)	7.7	8.8	11.1
Tax-Exempt	(7,528)	(11.1)	3.8	4.4	5.1
Total Securities	(18,852)	(27.7)	11.5	13.2	16.2
Funds Sold	25,059	36.8	7.4	6.1	6.6
Total Earning Assets	$68,180	100.0%	100.0%	100.0%	100.0%

CCBG's average loan-to-deposit ratio increased to 92.1% in 2003 from 88.1% in 2002. This compares to an average loan-to-deposit ratio in 2001 of 82.1%. The higher average loan-to-deposit ratio in 2003 primarily reflects higher loan growth.

Real estate loans, combined, represented 70.7% of total loans at December 31, 2003, versus 71.7% in 2002. This decline from the prior year reflects the decline in 1-4 family residential loans discussed above. See the section entitled "Risk Element Assets" for a discussion concerning loan concentrations.

The composition of CCBG's loan portfolio at December 31, for each of the past five years is shown in Table 5. Table 6 arrays CCBG's total loan portfolio as of December 31, 2003, based upon maturities. As a percent of the total portfolio, loans with fixed interest rates represent 32.5% as of December 31, 2003, versus 32.9% at December 31, 2002.

Table 5
Loans by Category

	As of December 31,
(Dollars in Thousands)	2003	2002	2001	2000	1999

Commercial, Financial and Agricultural	$160,048	$141,459	$128,480	$108,340	$98,894
Real Estate - Construction	89,149	91,110	72,778	84,133	62,166
Real Estate - Commercial
Mortgage	391,250	356,807	302,239	231,099	214,036
Real Estate - Residential	467,790	474,069	530,546	444,489	383,536
Consumer	233,395	221,776	209,308	183,771	169,854
Total Loans, Net of
Unearned Interest	$1,341,632	$1,285,221	$1,243,351	$1,051,832	$928,486

Table 6
Loan Maturities

	Maturity Periods
(Dollars in Thousands)	One Year or Less	Over Five Years Years	Over One Through Five Years	Total

Commercial, Financial and Agricultural	$66,448	$69,703	$23,896	$160,048
Real Estate	155,684	126,634	665,871	948,189
Consumer(1)	61,872	141,386	30,138	233,395
Total	$284,004	$337,723	$719,905	$1,341,632
Loans with Fixed Rates	$189,337	$222,813	$24,039	$436,189
Loans with Floating or
Adjustable Rates	94,667	114,910	695,866	905,443
Total	$284,004	$337,723	$719,905	$1,341,632

(1) Demand loans and overdrafts are reported in the category of one year or less.

Allowance for Loan Losses

Management maintains the allowance for loan losses at a level sufficient to provide for the estimated credit losses inherent in the loan portfolio as of the balance sheet date. Credit losses arise from the borrowers’ inability and unwillingness to repay, and from other risks inherent in the lending process including collateral risk, operations risk, concentration risk and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the loan loss reserve. The allowance for loan losses is established through a provision charged to expense. Loans are charged against the allowance when management believes collection of the principal is unlikely. The allowance for loan losses is based on management's judgment of overall loan quality. This is a significant estimate based on a detailed analysis of the loan portfolio. The balance can and will change based on changes in the assessment of the portfolio's overall credit quality.

Management evaluates the adequacy of the allowance for loan losses on a quarterly basis. Loans that have been identified as impaired are reviewed for adequacy of collateral, with a specific reserve assigned to those loans when necessary. Impaired loans are defined as those in which the full collection of principal and interest in accordance with the contractual terms is improbable. Impaired loans generally include those that are past due for 90 days or more and those classified as doubtful in accordance with CCBG’s risk rating system. Loans classified as doubtful have a high possibility of loss, but because of certain factors that may work to strengthen the loan, its classification as a loss is deferred until a more exact status may be determined. Not all loans are considered in the review for impairment; only loans that are for business purposes exceeding $25,000 are considered. The evaluation is based on current financial condition of the borrower or current payment status of the loan.

The method used to assign a specific reserve depends on whether repayment of the loan is dependent on liquidation of collateral. If repayment is dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the fair value of the collateral after estimated sales expenses. If repayment is not dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the estimated cash flows discounted using the loan’s effective interest rate. The discounted value of the cash flows is based on the anticipated timing of the receipt of cash payments from the borrower.

The reserve allocations assigned to impaired loans are sensitive to the extent market conditions or the actual timing of cash receipts change.

Once specific reserves have been assigned to impaired loans, general reserves are assigned to the remaining portfolio. General reserves are assigned to commercial purpose loans exceeding $100,000 that are not impaired, but that have weaknesses requiring closer management attention. General reserves are also assigned to commercial purpose loans exceeding $100,000 that do not exhibit weaknesses requiring closer monitoring. Finally, general reserves are assigned to large groups of smaller-balance homogenous loans, including commercial purpose loans less than $100,000, consumer loans, credit card loans and residential mortgage loans.

Large commercial purpose loans exhibiting specific weaknesses are detailed in a monthly Problem Loan Report. These loans are divided into ten different pools based on various risk characteristics and the underlying value of collateral taken to secure specific loans within the pools. These classified loans are monitored for changes in risk ratings that are assigned based on Capital City Bank’s Asset Classification Policy, and for the ultimate disposition of the loan. The ultimate disposition may include upgrades in risk ratings, payoff of the loan, or charge-off of the loan. This migration analysis results in a charge-off ratio by loan pool of classified loans that is applied to the balance of the pool to determine general reserves for specifically identified problem loans. This charge-off ratio is adjusted for various environmental factors including past due and nonperforming trends in the loan portfolio, the micro-and macro-economic outlook, and credit administration practices as determined by independent parties.

General reserves are assigned to large commercial purpose loans exceeding $100,000 that do not exhibit weaknesses and pools of smaller-balance homogenous loans based on calculated overall charge-off ratios over the past three years. The charge-off ratios applied are adjusted as detailed above, with further consideration given to the highest charge-off experience of Capital City Bank dating back to the recession of the late 1980s.

The allowance for loan losses is compared against the sum of the specific reserves assigned to problem loans plus the general reserves assigned to pools of loans that are not specific problem loans. Adjustments are made when appropriate. A most likely reserve value is determined within the computed range of required calculated reserve, with the actual allowance for loan losses compared to the most likely reserve value. The unallocated reserve is monitored on a regular basis and adjusted based on qualitative factors. Table 7 analyzes the activity in the allowance over the past five years.

Table 7
Analysis of Allowance For Loan Losses

	For the Years Ended December 31,
(Dollars in Thousands)	2003	2002	2001	2000	1999
Balance at Beginning of Year	$12,495	$12,096	$10,564	$9,929	$9,827
Acquired Reserves	—	—	1,206	—	—
Charge-Offs:
Commercial, Financial
and Agricultural	426	818	483	626	480
Real Estate - Construction	—	—	—	7	—
Real Estate - Commercial Mortgage	91	—	32	—	354
Real Estate - Residential	228	175	159	168	251
Consumer	3,794	3,279	3,976	2,387	2,113
Total Charge-Offs	4,539	4,272	4,650	3,188	3,198
Recoveries:
Commercial, Financial
and Agricultural	142	136	44	52	142
Real Estate - Construction	—	—	—	11	—
Real Estate - Commercial Mortgage	—	20	65	73	84
Real Estate - Residential	18	37	116	54	11
Consumer	877	1,181	768	513	623
Total Recoveries	1,037	1,374	993	703	860
Net Charge-Offs	3,502	2,898	3,657	2,485	2,338
Provision for Loan Losses	3,436	3,297	3,983	3,120	2,440
Balance at End of Year	$12,429	$12,495	$12,096	$10,564	$9,929
Ratio of Net Charge-Offs
to Average Loans Outstanding	.27%	.23%	.31%	.25%	.26%
Allowance for Loan Losses as a
Percent of Loans at End of Year	.93%	.97%	.97%	1.00%	1.07%
Allowance for Loan Losses as a
Multiple of Net Charge-Offs	3.55x	4.31x	3.31x	4.25x	4.25x

The allowance for loan losses at December 31, 2003 of $12.4 million compares to $12.5 million at year-end 2002. The allowance as a percent of total loans was 0.93% in 2003 and 0.97% in 2002. The allowance for loan losses as a percentage of loans reflects management’s current estimation of the credit quality of CCBG’s loan portfolio. While there can be no assurance that CCBG will not sustain loan losses in a particular period that are substantial in relation to the size of the allowance, management’s assessment of the loan portfolio does not indicate a likelihood of this occurrence. It is management’s opinion that the allowance at December 31, 2003 is adequate to absorb losses inherent in the loan portfolio at year-end.

Table 8 provides an allocation of the allowance for loan losses to specific loan types for each of the past five years. The reserve allocations, as calculated using the above methodology, are assigned to specific loan categories corresponding to the type represented within the components discussed. The greatest losses experienced by CCBG have occurred in the consumer loan portfolio, including credit cards. As such, the greatest amount of the allowance is allocated to consumer loans despite its relatively small balance. Management is constantly reviewing the delivery, underwriting and collection of these products to reduce loan losses.

Risk Element Assets

Risk element assets consist of nonaccrual loans, renegotiated loans, other real estate, loans past due 90 days or more, potential problem loans and loan concentrations. Table 9 depicts certain categories of CCBG’s risk element assets as of December 31 for each of the last five years. Potential problem loans and loan concentrations are discussed within the narrative portion of this section.

CCBG’s nonperforming loans decreased $164,000, or 6.6% from a level of $2.5 million at December 31, 2002, to $2.3 million at December 31, 2003. During 2003 loans totaling approximately $9.0 million were added, while loans totaling $9.2 million were removed from nonaccruing status. A single loan of $3.7 million was both added and removed during the year. Of the $9.2 million removed, $1.5 million consisted of principal reductions and loan payoffs, $5.1 million represented loans transferred to other real estate, $2.4 million consisted of loans brought current and returned to an accrual status, and $165,000 was charged off. Where appropriate, management has allocated specific reserves to absorb anticipated losses. The majority (83%) of CCBG’s charge-offs in 2003 were in the consumer portfolio where loans are charged off based on past due status and are not recorded as nonaccruing loans.

All nonaccrual loans exceeding $25,000 not secured by 1-4 family residential properties are reviewed quarterly for impairment. A loan is considered impaired when it is probable that all principal and interest will not be collected according to the contractual terms. When a loan is considered impaired, it is reviewed for exposure to credit loss. If credit loss is probable, a specific reserve is allocated to absorb the anticipated loss. CCBG had $1.3 million in loans considered impaired at December 31, 2003. The anticipated loss in those impaired loans is only $178,000.

Table 8
Allocation of Allowance for Loan Losses

	2003		2002		2001		2000		1999
(Dollars in Thousands)	Allowance Amount	Percent of Loans in Each Category To Total Loans	Allowance Amount	Percent of Loans in Each Category To Total Loans	Allowance Amount	Percent of Loans in Each Category To Total Loans	Allowance Amount	Percent of Loans in Each Category To Total Loans	Allowance Amount	Percent of Loans in Each Category To Total Loans

Commercial, Financial and Agricultural	$2,824	11.9%	$2,740	11.0%	$3,257	10.3%	$1,423	10.3%	$1,873	10.7%
Real Estate:
Construction	313	6.6	348	7.1	600	5.9	424	8.0	477	6.7
Commercial Mortgage	2,831	29.2	2,559	27.8	3,098	24.3	3,157	22.0	3,228	23.0
Residential	853	34.9	1,021	36.9	947	42.7	922	42.3	573	41.3
Consumer	4,169	17.4	4,210	17.2	4,194	16.8	3,423	17.4	3,327	18.3
Not Allocated	1,439	—	1,617	—	—	—	1,215	—	451	—
Total	$12,429	100.0%	$12,495	100.0%	$12,096	100.0%	$10,564	100.0%	$9,929	100.0%

Table 9
Risk Element Assets

	As of December 31,
(Dollars in Thousands)	2003	2002	2001	2000	1999

Nonaccruing Loans	$2,346	$2,510	$2,414	$2,919	$2,965
Restructured	—	—	20	19	26
Total Nonperforming Loans	2,346	2,510	2,434	2,938	2,991
Other Real Estate	4,955	1,333	1,506	971	934
Total Nonperforming Assets	$7,301	$3,843	$3,940	$3,909	$3,925
Past Due 90 Days or More	$328	$2,453	$1,065	$1,102	$781
Nonperforming Loans/Loans	.17%	.20%	.20%	.28%	.32%
Nonperforming Assets/Loans
Plus Other Real Estate	.54%	.30%	.32%	.37%	.42%
Nonperforming Assets/Capital(1)	3.39%	1.93%	2.14%	2.47%	2.76%
Reserve/Nonperforming Loans	529.80%	497.72%	496.96%	359.57%	331.96%

For computation of this percentage, "capital" refers to shareowners' equity plus the allowance for loan losses.

Interest on nonaccrual loans is generally recognized only when received. Cash collected on nonaccrual loans is applied against the principal balance or recognized as interest income based upon management’s expectations as to the ultimate collectibility of principal and interest in full. If interest on nonaccruing loans had been recognized on a fully accruing basis, interest income recorded would have been $166,000 higher for the year ended December 31, 2003.

Other real estate totaled $5.0 million at December 31, 2003, versus $1.3 million at December 31, 2002. This category includes property owned by Capital City Bank that was acquired either through foreclosure procedures or by receiving a deed in lieu of foreclosure. During 2003, CCBG added properties totaling $5.4 million, and partially or completely liquidated properties totaling $1.7 million, resulting in a net increase in other real estate of approximately $3.7 million. The majority of the increase is the result of foreclosing on a large commercial building in December. The amount of the loan was $3.9 million. The building was under contract at year-end, and was subsequently sold with no loss of principal.

Potential problem loans are defined as those loans which are now current but where management has doubt as to the borrower’s ability to comply with present loan repayment terms. Potential problem loans totaled $3.5 million at December 31, 2003.

Loans past due 90 days or more totaled $328,000 at year-end, down from $2.4 million from the previous year. This is primarily the result of the payoff of one loan, and one other loan being brought current.

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which cause them to be similarly impacted by economic or other conditions and such amount exceeds 10% of total loans. Due to the lack of diversified industry within the markets served by Capital City Bank and the relatively close proximity of the markets, CCBG has both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of CCBG’s markets, a significant portion of the portfolio has historically been secured with real estate.

While CCBG has a majority of its loans secured by real estate, the primary type of real estate collateral is 1-4 family residential properties. At December 31, 2003, approximately 70.7% of the portfolio consisted of real estate loans. Residential properties comprise approximately 49.3% of the real estate portfolio.

The real estate portfolio, while subject to cyclical pressures, is not typically speculative in nature and is originated at amounts that are within or below regulatory guidelines for collateral values. Management anticipates no significant reduction in the percentage of real estate loans to total loans outstanding.

Management is continually analyzing its loan portfolio in an effort to identify and resolve its problem assets as quickly and efficiently as possible. As of December 31, 2003, management believes it has identified and adequately reserved for such problem assets. However, management recognizes that many factors can adversely impact various segments of its markets, creating financial difficulties for certain borrowers. As such, management continues to focus its attention on promptly identifying and providing for potential losses as they arise.

Investment Securities

In 2003, CCBG's average investment portfolio decreased $18.9 million, or 9.2%, from 2002 and $44.5 million, or 17.8%, from 2002 compared to 2001. As a percentage of average earning assets, the investment portfolio represented 11.4% in 2003, compared to 13.2% in 2002. In both years, the decline in the portfolio was attributable to the maturities of investment securities in most categories,, which in anticipation of future loan growth, were not replaced during the period. In 2004, CCBG will closely monitor liquidity levels to determine if CCBG should purchase additional investments.

In 2003, average taxable investments decreased $11.3 million, or 8.3%, while tax-exempt investments decreased $7.5 million, or 10.9%. Although the Tax Reform Act of 1986 significantly reduced the tax benefits associated with tax-exempt securities, management will continue to purchase "bank qualified" municipal issues when it considers the yield to be attractive and CCBG can do so without adversely impacting its tax position. As of December 31, 2003, CCBG may purchase additional tax-exempt securities without adverse tax consequences.

The investment portfolio is a significant component of CCBG's operations and, as such, it functions as a key element of liquidity and asset/liability management. As of December 31, 2003, all securities are classified as available-for-sale. Classifying securities as available-for-sale offers management full flexibility in managing its liquidity and interest rate sensitivity without adversely impacting its regulatory capital levels. Securities in the available-for-sale portfolio are recorded at fair value with unrealized gains and losses associated with these securities recorded, net of tax, in the accumulated other comprehensive income (loss) component of shareowners' equity. At December 31, 2003, shareowners' equity included a net unrealized gain of $1.4 million, compared to a gain of $3.1 million at December 31, 2002. It is neither management's intent nor practice to participate in the trading of investment securities for the purpose of recognizing gains and therefore CCBG does not maintain a trading portfolio.

The average maturity of the total portfolio at December 31, 2003 and 2002, was 0.90 and 1.32 years, respectively. See Table 10 for a breakdown of maturities by portfolio.

The weighted average taxable equivalent yield of the investment portfolio at December 31, 2003 was 2.69%, versus 4.98% in 2002. The quality of the municipal portfolio at such date is depicted on page 119. There were no investments in obligations, other than U.S. Governments, of any one state, municipality, political subdivision or any other issuer that exceeded 10% of CCBG's shareowners' equity at December 31, 2003.

Table 10 and Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2003 included in this Proxy Statement/Prospectus in Section XII, beginning on page 229 present a detailed analysis of CCBG's investment securities as to type, maturity and yield.

Table 10
Maturity Distribution of Investment Securities

 Weighted(1)  Weighted(1)
  Amortized Market Average Amortized Market Average
     Cost Value  Yield Cost Value  Yield

	As of December 31,
	2003			2002			2001
(Dollars in Thousands)	Amortized Cost	Market Value	Weighted(1) Average Yield	Amortized Cost	Market Value	Weighted(1) Average Yield	Amortized Cost	Market Value	Weighted(1) Average Yield

U.S. GOVERNMENTS
Due in 1 year or less	$82,654	$82,749	1.26%	$27,037	$27,651	4.57%	$15,307	$15,582	5.24%
Due over 1 year through 5 years	22,706	22,848	2.04	34,476	34,751	3.09	25,996	26,797	5.25
Due over 5 years through 10 years	—	—	—	—	—	—	—	—	—
Due over 10 years	—	—	—	—	—	—	—	—	—
TOTAL	105,360	105,597	1.43	61,513	62,402	3.74	41,303	42,379	5.25
STATE & POLITICAL SUBDIVISIONS
Due in 1 year or less	19,018	19,205	4.18	5,193	5,251	5.48	9,227	9,312	6.56
Due over 1 year through 5 years	36,046	37,337	4.47	56,724	59,264	5.96	60,149	61,236	6.00
Due over 5 years through 10 years	577	610	4.36	928	960	6.41	1,336	1,329	6.32
Due over 10 years	—	—	—	—	—	—	193	188	6.53
TOTAL	55,641	57,152	4.37	62,845	65,475	5.93	70,905	72,065	6.08
MORTGAGE-BACKED SECURITIES(2)
Due in 1 year or less	356	361	5.12	10,593	10,707	4.66	6,707	6,785	5.29
Due over 1 year through 5 years	11,167	11,586	5.29	24,048	25,112	5.61	56,803	57,599	5.71
Due over 5 years through 10 years	95	98	3.26	109	111	4.27	872	864	5.89
Due over 10 years	—	—	—	—	—	—	—	—	—
TOTAL	11,618	12,045	5.27	34,750	35,930	5.31	64,382	65,248	5.67
OTHER SECURITIES
Due in 1 year or less	1,003	1,016	6.18	8,515	8,693	5.42	22,284	22,646	5.60
Due over 1 year through 5 years	—	—	—	1,016	1,065	6.18	9,619	9,880	5.53
Due over 5 years through 10 years	2	2	—	127	127	—	—	—	—
Due over 10 years(3)	5,922	5,922	3.89	6,623	6,623	5.12	6,871	6,855	6.11
TOTAL	6,927	6,940	4.22	16,281	16,508	5.34	38,774	39,381	5.67
TOTAL INVESTMENT SECURITIES	$179,546	$181,734	2.69%	$175,389	$180,315	4.98%	$215,364	$219,073	5.72%

(1)  Weighted average yields are calculated on the basis of the amortized cost of the security. The weighted average yields on tax-exempt obligations are computed on a taxable equivalent basis using a 35% tax rate.
(2) Based on weighted average life.
(3) Federal Home Loan Bank Stock and Federal Reserve Bank Stock are included in this category for weighted average yield, but do not have stated maturities.

AVERAGE MATURITY (In Years)
	AS OF DECEMBER 31,
	2003	2002	2001
U.S. Governments	.73	.75	1.16
State and Political Subdivisions	1.23	1.99	2.69
Mortgage-Backed Securities	1.56	1.60	2.41
Other Securities	.30	.75	.89
TOTAL	.90	1.32	2.02

MUNICIPAL PORTFOLIO QUALITY
(Dollars in Thousands)

Moody's Rating	Amortized Cost	Percentage

AAA	$36,854	66.2%
AA-1	2,977	5.4
AA-2	1,057	1.9
AA-3	1,881	3.4
AA	80.1
A-1	374.7
A-2	734	1.3
Not Rated(1)	11,684	21.0
Total	$55,641	100.0%

(1) All of the securities not rated by Moody's are rated "A" or higher by S&P.

Deposits and Funds Purchased

Average total deposits of $1.4 billion in 2003 increased $6.8 million, or 0.5% from the prior year. Growth of nonmaturity deposits created a favorable shift in deposit mix and a positive impact on Capital City Bank’s cost of funds. This was partially offset by the continued decline in certificates of deposit. Average certificates of deposit as a percent of average total deposits have declined from 34.7% in 2002 to 30.2% in 2003. This was primarily a result of increased competition and the relative low level of interest rates.

Table 2 provides an analysis of CCBG's average deposits, by category, and average rates paid thereon for each of the last three years. Table 11 reflects the shift in CCBG's deposit mix over the last three years and Table 12 provides a maturity distribution of time deposits in denominations of $100,000 and over.

Average short-term borrowings, which include federal funds purchased, securities sold under agreements to repurchase, Federal Home Loan Bank advances, and other borrowings, increased $28.7 million, or 39.5%. The increase is primarily attributable to the reclassification of two Federal Home Loan Bank advances totaling $40 million from long-term debt. See Note 9 in the Notes to Consolidated Financial Statements for the year ended December 31, 2003, on page 247.

Table 11
Sources Of Deposit Growth
(Average Balances - Dollars in Thousands)

			Components of Total Deposits
	2002 to 2003 Change	Percentage of Total Change	2003	2002	2001

Noninterest Bearing Deposits	$49,111	721.2%	28.6%	25.3%	21.2%
NOW Accounts	22,286	327.3	18.4	17.0	14.9
Money Market Accounts	(8,678)	(127.4)	15.1	15.7	14.5
Savings	4,870	71.5	7.7	7.4	7.5
Time Deposits	(60,780)	(892.6)	30.2	34.7	41.9
Total Deposits	$6,809	100.0%	100.0%	100.0%	100.0%

Table 12
Maturity Distribution of Certificates of Deposit $100,000 or Over
	December 31, 2003
(Dollars in Thousands)	Time Certificates of Deposit	Percent

Three months or less	$44,033	41.1%
Over three through six months	20,318	19.0
Over six through twelve months	20,220	18.9
Over twelve months	22,610	21.0
Total	$107,181	100.0%

Liquidity And Capital Resources

Liquidity

Liquidity for a banking institution is the availability of funds to meet increased loan demand and/or excessive deposit withdrawals. Management monitors CCBG's financial position in an effort to ensure CCBG has ready access to sufficient liquid funds to meet normal transaction requirements, can take advantage of investment opportunities and cover unforeseen liquidity demands. In addition to core deposit growth, sources of funds available to meet liquidity demands include cash received through ordinary business activities (e.g., collection of interest and fees), federal funds sold, loan and investment maturities, bank lines of credit for CCBG, approved lines for the purchase of federal funds by Capital City Bank and Federal Home Loan Bank advances.

CCBG ended 2003 with approximately $125 million in liquidity, a decline of approximately $45 million from the previous year-end. The decline was primarily the result of loan growth. CCBG intends to use approximately $26.1 million of cash to acquire Quincy State Bank, which may decrease liquidity in the first quarter of 2004. Management expects to use a mixture of debt and stock to fund future acquisition opportunities.

As of December 31, 2003, CCBG had a $25.0 million credit facility under which all the funds were currently available. The facility offers CCBG an unsecured, revolving line of credit that matures in May 2004 at which time renewal terms will be negotiated. Upon expiration of the revolving line of credit, the outstanding balance may be converted to a term loan and repaid over a period of seven years. The term loan is to be secured by stock of the subsidiary bank equal to at least 125% of the principal balance of the term loan. CCBG, at its option, may select from various loan rates including Prime, LIBOR or the lenders’ Cost of Funds rate ("COF"), plus or minus increments thereof. The LIBOR or COF rates may be fixed for a period of up to six months. CCBG also has the option to select fixed rates for periods of one through five years. As of December 31, 2003, CCBG did not have any debt outstanding on the line of credit.

CCBG's credit facility imposes certain limitations on the level of CCBG's equity capital, and federal and state regulatory agencies have established regulations which govern the payment of dividends to a bank holding company by its bank subsidiaries. As of year-end 2003, CCBG was in compliance with all of these contractual and/or regulatory requirements. A further discussion of CCBG’s credit facility can be found in Note 10 in the Notes to Consolidated Financial Statements.

At December 31, 2003, CCBG had $46.5 million in long-term debt outstanding to the Federal Home Loan Bank of Atlanta. The debt consists of 29 loans. The interest rates are fixed and the weighted average rate at December 31, 2003 was 4.27%. Required annual principal reductions approximate $1.5 million, with the remaining balances due at maturity ranging from 2005 to 2023. During 2003, CCBG reclassified $40 million, consisting of two advances from the Federal Home Loan Bank of Atlanta, from long-term to short-term debt. Additions to long-term debt consists of approximately $16 million used to match-fund longer-term, fixed rate loan products, which management elected not to fund internally due to asset/liability management considerations. The debt is secured by 1-4 family residential mortgage loans. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2003 on page 247 for additional information as to CCBG's long-term debt.

It is anticipated that capital expenditures will approximate $5 million over the next twelve months. These capital expenditures are expected to consist primarily of several new offices in existing markets, office equipment and furniture, and technology purchases. Management believes these capital expenditures can be funded internally without impairing CCBG's ability to meet its on-going obligations.

Table 13

Table 13 sets forth certain information about contractual cash obligations at December 31, 2003.

	Payments Due By Period
(Dollars in Thousands)	1 Year or Less	1 - 3 Years	4 - 5 Years	After 5 Years	Total

Long-Term Debt Obligations	$1,878	$19,790	$5,942	$18,865	$46,475
Operating Lease Obligations	1,107	2,757	1,937	1,009	6,810
Total Contractual Cash Obligations	$2,985	$22,547	$7,879	$19,874	$53,285

Capital

CCBG continues to maintain a strong capital position. The ratio of shareowners' equity to total assets at year-end was 10.98%, 10.22% and 9.43%, in 2003, 2002 and 2001, respectively.

CCBG is subject to risk-based capital guidelines that measure capital relative to risk weighted assets and off-balance sheet financial instruments. Capital guidelines issued by the Federal Reserve Board require bank holding companies to have a minimum total risk-based capital ratio of 8.00%, with at least half of the total capital in the form of Tier 1 capital. As of December 31, 2003, CCBG exceeded these capital guidelines with a total risk-based capital ratio of 13.79% and a Tier 1 ratio of 12.88%, compared to 13.00% and 12.03%, respectively, in 2002.

In addition, a tangible leverage ratio is now being used in connection with the risk-based capital standards and is defined as Tier 1 capital divided by average assets. The minimum leverage ratio under this standard is 3% for the highest-rated bank holding companies which are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. On December 31, 2003, CCBG had a leverage ratio of 9.51% compared to 8.46% in 2002. See Note 14 in the Notes to Consolidated Financial Statements for the year ended December 31, 2003 on page 253 for additional information as to CCBG's capital adequacy.

Shareowners' equity as of December 31, for each of the last three years is presented below:

Shareowners' Equity (Dollars in Thousands)	2003	2002	2001

Common Stock	$132	$132	$132
Additional Paid-in Capital	16,157	14,691	17,152
Retained Earnings	185,134	168,587	152,149
Subtotal	201,423	183,410	169,433
Accumulated Other Comprehensive
Income, Net of Tax	1,386	3,121	2,350
Total Shareowners' Equity	$202,809	$186,531	$171,783

At December 31, 2003, CCBG's common stock had a book value of $15.27 per diluted share compared to $14.08 in 2002. Beginning in 1994, book value has been impacted by the net unrealized gains and losses on investment securities available-for-sale. At December 31, 2003, the net unrealized gain was $1.4 million compared to a net unrealized gain in 2002 of $3.1 million. The decrease in unrealized gain is a result of changes in the portfolio due to securities which have matured or been called and a slight increase in interest rates.

On March 30, 2000, CCBG’s Board of Directors authorized the repurchase of up to 625,000 shares of its outstanding common stock. The purchases are made in the open market or in privately negotiated transactions. CCBG acquired 155,775 shares during 2002 and 267,500 shares during 2001. On January 24, 2002, CCBG’s Board of Directors authorized the repurchase of an additional 312,500 shares of its outstanding common stock. From March 30, 2000 through February 27, 2004, CCBG repurchased 572,707 shares at an average purchase price of $19.18 per share.

CCBG offers an Associate Incentive Plan under which certain associates are eligible to earn shares of CCBG stock based upon achieving established performance goals. In 2003, CCBG issued 10,596 shares, valued at approximately $332,000 under this plan.

CCBG also offers stock purchase plans, whereby employees and directors may purchase shares at a 10% discount. In 2003, 30,095 shares, valued at approximately $904,000, were issued under these plans.

Dividends

Adequate capital and financial strength is paramount to the stability of CCBG and its subsidiary bank. Cash dividends declared and paid should not place unnecessary strain on CCBG's capital levels. When determining the level of dividends the following factors are considered:

•	Compliance with state and federal laws and regulations;

•	CCBG's capital position and its ability to meet its financial obligations;

•	Projected earnings and asset levels; and

•	The ability of Capital City Bank and CCBG to fund dividends.

Although a consistent dividend payment is believed to be favorably viewed by the financial markets and shareowners, the Board of Directors will declare dividends only if CCBG is considered to have adequate capital. Future capital requirements and corporate plans are considered when the Board considers a dividend payment.

Dividends declared and paid totaled $.656 per share in 2003. During the second quarter of 2003 CCBG declared a dividend of $.170 per share, an increase of 25.0% from $.136 per share paid in the first quarter. The dividend was raised 6.0% in the fourth quarter of 2003 from $.170 per share to $.180 per share. CCBG declared dividends of $.502 per share in 2002 and $.476 per share in 2001. The dividend payout ratio was 34.51%, 28.87% and 37.48% for 2003, 2002 and 2001, respectively. Total cash dividends declared per share in 2003 represented a 30.7% increase over 2002. All share and per share data has been adjusted to reflect the five-for-four stock dividend paid on June 13, 2003.

Legal Developments

Prior to 2002, Capital City Bank maintained relationships with a small number of Independent Service Organizations ("ISO"s) in connection with its card processing operations. Certain merchant clients of one ISO have alleged they are entitled to receive financial reserves placed with the ISO. Capital City Bank is currently named as a co-defendant in two lawsuits brought against the ISO by merchants. Management does not believe that the ultimate resolution of these lawsuits will have a material impact on CCBG’s financial position or results of operations. Capital City Bank no longer maintains merchant service relationships with ISOs.

Off-Balance Sheet Arrangements

CCBG does not currently engage in the use of derivative instruments to hedge interest rate risks. However, CCBG is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers.

At December 31, 2003, CCBG had $290.3 million in commitments to extend credit and $6.3 million in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by CCBG to guarantee the performance of a customer to a third party. CCBG uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact its ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available lines of credit from the Federal Home Loan Bank, investment security maturities and CCBG's $25.0 million credit facility provide a sufficient source of funds to meet these commitments.

Accounting Policies

Critical Accounting Policies

The consolidated financial statements and accompanying Notes to Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require CCBG to make various estimates and assumptions (see Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2003, included in this Proxy Statement/Prospectus in Section XII, beginning on page 236). CCBG believes that, of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for Loan Losses: The allowance for loan losses is established through a charge to the provision for loan losses. Provisions are made to reserve for estimated losses in loan balances. The allowance for loan losses is a significant estimate and is evaluated quarterly by CCBG for adequacy. The use of different estimates or assumptions could produce a different required allowance, and thereby a larger or smaller provision recognized as expense in any given reporting period. A further discussion of the allowance for loan losses can be found in the section entitled "Allowance for Loan Losses" and Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2003, included in this Proxy Statement/Prospectus in Section XII, beginning on page 236.

Intangible Assets: Intangible assets consist primarily of goodwill and core deposit assets that were recognized in connection with various acquisitions. Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. CCBG performs an impairment review on an annual basis to determine if there has been impairment of its goodwill. CCBG has determined that no impairment existed at December 31, 2003. Impairment testing requires management to make significant judgments and estimates relating to the fair value of its identified reporting units. Significant changes to these estimates may have a material impact on CCBG's reported results.

Core deposit assets represent the premium CCBG paid for core deposits. Core deposit intangibles are amortized on the straight-line method over various periods ranging from 7-10 years, with the majority being amortized over approximately 10 years. Generally, core deposits refer to nonpublic, nonmaturing deposits including noninterest-bearing deposits, NOW, money market and savings. CCBG makes certain estimates relating to the useful life of these assets, and rate of run-off based on the nature of the specific assets and the customer bases acquired. If there is a reason to believe there has been a permanent loss in value, management will assess these assets for impairment. Any changes in the original estimates may materially affect reported earnings.

Pension Assumptions: CCBG has a trusteed defined benefit pension plan for the benefit of substantially all employees of CCBG and its subsidiary. CCBG's funding policy with respect to the pension plan is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. Pension expense, reflected in the Consolidated Statements of Income in noninterest expense as "Salaries and Associate Benefits", is determined by an external actuarial valuation based on assumptions that are evaluated annually as of December 31, the measurement date for the pension obligation. The Consolidated Balance Sheets reflect a prepaid pension benefit cost due to funding levels and unrecognized actuarial amounts. The most significant assumptions used in calculating the pension obligation are the weighted-average discount rate used to determine the present value of the pension obligation, the weighted-average expected long-term rate of return on plan assets, and the assumed rate of annual compensation increases. These assumptions are re-evaluated annually with the external actuaries, taking into consideration both current market conditions and anticipated long-term market conditions.

The weighted-average discount rate is determined by matching anticipated Retirement Plan cash flows for a 30-year period to long-term corporate Aa-rated bonds and solving for the underlying rate of return which investing in such securities would generate. This methodology is applied consistently from year-to-year. The discount rate utilized in 2003 was 6.75%. The estimated impact to 2003 pension expense of a 25 basis point increase or decrease in the discount rate would have been a decrease of approximately $175,000 and an increase of approximately $185,000, respectively. The discount rate to be used in 2004 will be 6.25%.

The weighted-average expected long-term rate of return on plan assets is determined based on the current and anticipated future mix of assets in the plan. The assets currently consist of equity securities, U.S. Government and Government agency debt securities, and other securities (typically temporary liquid funds awaiting investment). The weighted-average expected long-term rate of return on plan assets utilized in 2003 was 8.25%. The estimated impact to pension expense of a 25 basis point increase or decrease in the rate of return would have been an approximate $66,000 decrease or increase, respectively. The rate of return on plan assets for 2004 will be 8.0%.

The assumed rate of annual compensation increases (5.50% in 2003) is based on expected trends in salaries and the employee base. This assumption is not expected to change materially in 2004.

Detailed information on the pension plan, the actuarially determined disclosures, and the assumptions used are provided in Note 12 of the Notes to Consolidated Financial Statements for the year ended December 31, 2003, included in this Proxy Statement/Prospectus in Section XII on page 250.

Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46 ("FIN46") (revised December 2003 ("FIN46R")), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN46R replaces FIN46, which was issued in January 2003. FIN46R applies immediately to a variable interest entity created after January 31, 2003 and as of the first interim period ending after March 15,

2004 to those variable interest entities created before February 1, 2003 and not already consolidated under FIN46 in previously issued financial statements. CCBG does not hold any interest in variable interest entities that would require accounting treatment prescribed by this pronouncement.

In May 2003, the FASB issued SFAS No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. CCBG does not currently maintain any financial instruments that would require the accounting treatment prescribed by this pronouncement.

In November 2002, the FASB issued Interpretation No. 45 ("FIN45"), "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

FIN45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. CCBG has adopted the disclosure requirements of FIN45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date, CCBG has not entered into or modified any guarantees pursuant to the provisions of FIN45.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" ("SFAS 147"). SFAS 147 removes financial institutions (with the exception of combinations of mutual enterprises) from the scope of both SFAS No. 72 ("SFAS 72"), "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9, applying APB Opinions No. 16 and 17, "When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, the requirement under SFAS 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. In addition, SFAS 147 amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The adoption of SFAS 147 has not had a material impact on the reported results of operations of CCBG.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Management’s Discussion and Analysis of Financial Condition

Management’s discussion and analysis ("MD&A") provides supplemental information, which sets forth the major factors that have affected CCBG's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The MD&A is divided into subsections entitled "Results of Operations," "Financial Condition," "Liquidity and Capital Resources," "Legal Developments," and "Accounting Policies." Information therein should facilitate a better understanding of the major factors and trends that affect CCBG's earnings performance and financial condition, and how CCBG's performance during 2004 compares with prior years. Throughout this section, CCBG and its subsidiary, collectively, are referred to as "CCBG".

The period-to-date averages used in this report are based on daily balances for each respective period. In certain circumstances, comparing average balances for the comparable quarters of consecutive years may be more meaningful than simply analyzing year-to-date averages. Therefore, where appropriate, quarterly averages have been presented for analysis and have been noted as such. See Table I for average balances and interest rates presented on a quarterly basis.

This Report and other Company communications and statements may contain "forward-looking statements." These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from what is contemplated in those forward-looking statements:

•
The strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for loan losses;

•	Worldwide political and social unrest, including acts of war and terrorism;

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	Inflation, interest rate, market and monetary fluctuations;

•
Adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses and brokerage activities;

•	Changes in U.S. foreign or military policy;

•	The timely development of competitive new products and services by us and the acceptance of those products and services by new and existing customers;

•	The willingness of customers to accept third-party products marketed by us;

•	The willingness of customers to substitute competitors' products and services for our products and services and vice versa;

•	The impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	Technological changes;

•	Changes in consumer spending and saving habits;

•
The effect of corporate restructuring, acquisitions or dispositions, including the actual restructuring and other related charges and the failure to achieve the expected gains, revenue growth or expense savings from such corporate restructuring, acquisitions or dispositions;

•	The growth and profitability of our noninterest or fee income being less than expected;

•	Unanticipated regulatory or judicial proceedings;

•	The impact of changes in accounting policies by the Securities and Exchange Commission;

•	Adverse changes in the financial performance and/or condition of our borrowers, which could impact the repayment of those borrowers' outstanding loans; and

•	Our success at managing the risks involved in the foregoing.

We caution that the foregoing list of important factors is not exhaustive. Also, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

CCBG is headquartered in Tallahassee, Florida and as of September 30, 2004 had 57 banking offices, six residential lending offices, 73 ATMs and 11 Bank'N Shop locations in Florida, Georgia and Alabama.

On October 15, 2004, CCBG completed its acquisition of Farmers and Merchants Bank in Dublin, Georgia, a $395 million asset institution with three offices in Laurens County. CCBG issued 17.08 shares and $666.50 in cash for each of the 50,000 shares of Farmers and Merchants Bank, resulting in the issuance of 854,000 shares of Company common stock and the payment of $33.3 million in cash for a total purchase price of approximately $66.7 million.

Results of Operations

Net Income

Earnings for the three and nine months ended September 30, 2004 were $10.8 million, or $0.82 per diluted share, and $22.1 million, or $1.67 per diluted share, respectively. This compares to $6.3 million, or $0.47 per diluted share, and $19.1 million, or $1.44 per diluted share in 2003. CCBG sold its $22.7 million credit card portfolio during the third quarter resulting in a one-time after-tax gain of $4.2 million, or $.32 per diluted share. Core earnings (reported earnings excluding the gain) for the three and nine months ended September 30, 2004 were $6.6 million, or $.50 per diluted share, and $17.9 million, or $1.35 per diluted share, respectively.

Growth in core earnings for the third quarter of $310,000, or 3.1%, was primarily attributable to a $1.3 million, or 6.4% increase in net interest income and a $621,000, or 67.4% decrease in the loan loss provision offset by a $1.4 million, or 7.2% increase in operating expenses, and $211,000, or 6.0% increase in income taxes. Core earnings for the nine month period declined by $1.2 million, or 6.3% primarily attributable to higher operating expenses of $5.2 million, or 8.8%, that were partially offset by a $1.5 million, or 2.5% increase in net interest income, a $745,000, or 28.8% decrease in the loan loss provision, a $451,000, or 1.4% increase in noninterest income, and lower taxes of $1.3 million, or 12.1%. A condensed earnings summary is presented below.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in Thousands)	2004	2003	2004	2003

Interest and Dividend Income	$24,660	$23,484	$71,595	$71,807
Taxable-Equivalent Adjustment(1)	276	354	884	1,079
Interest Income (FTE)	24,936	23,838	72,479	72,886
Interest Expense	3,408	3,506	9,807	11,500
Net Interest Income (FTE)	21,528	20,332	62,672	61,386
Provision for Loan Losses	300	921	1,841	2,586
Taxable-Equivalent Adjustment	276	354	884	1,079
Net Interest Income After Provision for Loan Losses	20,952	19,057	59,947	57,721
Noninterest Income	17,721	10,952	38,633	31,325
Merger/Conversion Expense	68	—	114	—
Noninterest Expense	21,565	20,184	64,195	59,127
Income Before Income Taxes	17,040	9,825	34,271	29,919
Income Taxes	6,221	3,529	12,162	10,822
Net Income	$10,819	$6,296	$22,109	$19,097
Percent Change(2)	71.82%	8.53%	15.77%	16.73%
Return on Average Assets(3)	2.22%	1.38%	1.55%	1.42%
Return on Average Equity(3)	19.81%	12.55%	13.98%	13.11%

(1) Computed using a federal statutory tax rate of 35%
(2) From prior comparable period
(3) Annualized

Net Interest Income

Net interest income represents CCBG's single largest source of earnings and is equal to interest income and fees generated by earning assets, less interest expense paid on interest bearing liabilities. Third quarter of 2004 taxable-equivalent net interest income increased $1.2 million, or 5.9%, over the comparable quarter in 2003. For the nine month period, taxable-equivalent net interest income increased $1.3 million, or 2.1%, over the comparable period in 2003. The favorable impact of lower funding costs, an improved earning asset mix and the first quarter acquisition of Quincy State Bank was partially offset by declining asset yields attributable to the low interest rate environment. Table I on page 141 provides a comparative analysis of CCBG's average balances and interest rates.

For the three month period ended September 30, 2004, taxable-equivalent interest income increased $1.1 million, or 4.6%, over the comparable period in 2003. For the nine month period ended September 30, 2004, taxable-equivalent interest income decreased $407,000, or .56%, over the comparable period in 2003. For the third quarter, growth in earning assets resulting from strong loan demand and the acquisition of Quincy State Bank drove the increase in interest income. For the nine month period, lower yields for new loan production and the repricing of existing earning assets drove the decline in interest income. The Federal Reserve increased interest rates slightly during the second quarter of 2004 which should begin to have a favorable impact on new loan production. Repricing of existing assets (at current rate levels) will continue to put pressure on earning asset yields.

Interest expense for the three and nine month periods ended September 30, 2004 declined $98,000, or 2.8%, and $1.7 million, or 14.7%, respectively, from the comparable periods in 2003. The favorable variances were primarily attributable to lower rates and were further enhanced by a favorable shift in mix (i.e. increase in lower cost noninterest bearing non-maturity deposits and a decrease in higher cost certificates of deposit). The year-to-date average rate paid on interest bearing liabilities in 2004 declined 21 basis points from 2003, to a level of 1.09%.

CCBG's interest rate spread (defined as the average federal taxable-equivalent yield on earning assets less the average rate paid on interest bearing liabilities) was 4.60% and 4.61% for the three and nine months ended September 30, 2004, respectively, compared to 4.61% and 4.71% for the comparable periods in 2003.

CCBG's net interest margin percentage (defined as taxable-equivalent net interest income divided by average earning assets) was 4.94% and 4.93% for the three and nine months ended September 30, 2004, respectively, compared to 4.94% and 5.06% for the comparable periods in 2003. The reduction in the spread and margin for the nine month period reflects lower yields. Capital City Bank is asset-sensitive, which should result in improvement in the net interest margin as rates rise. However, management expects the improvement to be gradual, and could be further impacted by increasing competition for deposits.

Provision for Loan Losses

The provision for loan losses was $300,000 and $1.8 million, respectively, for the three and nine month periods ended September 30, 2004, compared to $921,000 and $2.6 million for the same periods in 2003. The provision decrease for both periods was due primarily to lower projected credit card charge-offs due to the sale of the portfolio in August.

Net charge-offs totaled $829,000, or .22% of average loans for the quarter compared to $931,000, or .28% for the third quarter of 2003. The primary reason for the decrease in net charge-offs for the third quarter was the higher level of consumer loan recoveries. Net charge-offs totaled $2.5 million, or .22% of average loans, for the first nine months of 2004, compared to $2.7 million, or .27%, for the comparable period in 2003.

Charge-off activity for the respective periods is set forth below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
CHARGE-OFFS
Commercial, Financial and Agricultural	$187	$61	$640	$379
Real Estate - Construction	—	—	—	—
Real Estate - Commercial Mortgage	—	91	39	91
Real Estate - Residential	19	119	113	172
Consumer	998	937	2,930	2,739
Total Charge-offs	1,204	1,208	3,722	3,381
RECOVERIES
Commercial, Financial and Agricultural	10	73	47	129
Real Estate - Construction	—	—	—	—
Real Estate - Commercial Mortgage	14	—	14	—
Real Estate - Residential	1	—	176	1
Consumer	350	204	1,030	594
Total Recoveries	375	277	1,267	724
Net Charge-offs	$829	$931	$2,455	$2,657
Net Charge-offs (Annualized) as a Percent of Average Loans Outstanding, Net of Unearned Interest	.22%	.28%	.22%	.27%

Noninterest Income

Noninterest income increased $6.8 million, or 61.8%, and $7.3 million, or 23.3%, respectively, over the comparable three and nine month periods in 2003, primarily reflecting the $6.9 million one-time gain on the sale of the credit card portfolio in the third quarter. Noninterest income (excluding the one-time gain) was flat for the third quarter compared to the same period in 2003, but increased $451,000, or 1.4% over the nine month period in 2003, primarily reflecting higher deposit, asset management, and data processing fees, and other income. These improvements more than offset a $2.5 million reduction in mortgage banking revenues. Excluding the one-time gain on the sale of the credit card portfolio, noninterest income represented 33.8% and 34.0% of operating revenue for the three and nine month periods of 2004 compared to 35.4% and 34.2% for the same periods in 2003.

Service charges on deposit accounts increased $364,000, or 8.8%, and $694,000, or 5.7%, respectively, over the comparable three and nine month periods in 2003. Service charge revenues in any one period are dependent on the number of accounts, primarily transaction accounts, and the level of activity subject to service charges. The increase was attributable to higher NSF/overdraft fees, partially attributable to a recent change in fee structure and lower NSF/overdraft charge-offs.

Data processing revenues of $652,000 and $2.0 million for the three and nine month periods ended September 30, 2004, respectively, reflect an increase of 12.8% and 13.8% over the comparable periods in 2003. The increase in both periods was primarily a result of higher processing revenues from existing financial clients. CCBG currently provides data processing services for six financial clients and contract processing services for four non-financial clients. During the first nine months of 2004 and 2003, financial clients represented approximately 66.2% and 60.6% of total processing revenues, respectively.

Income from asset management activities increased $375,000, or 56.8%, and $811,000, or 42.4%, respectively, over the comparable three and nine month periods in 2003. This increase was due primarily to the acquisition of $208 million in managed trust accounts from Synovus Trust Company in connection with the Quincy State Bank acquisition during the first quarter, and further enhanced by growth of new business in existing markets. At September 30, 2004, assets under management totaled $611.7 million, representing an increase of $236.9 million, or 63.2% from the comparable period in 2003.

Mortgage banking revenues declined $1.3 million, or 61.0%, and $2.5 million, or 49.8%, respectively, over the comparable three and nine month periods in 2003. This decline reflects a slow-down in residential lending markets, which began during the latter part of the fourth quarter of 2003 and has continued through the current reporting period. This declining trend stabilized in the second quarter as revenues improved $292,000, or 42.1% over the first quarter. Third quarter revenues declined $180,000, or 18.3% from the second quarter partially attributable to the impact of the September hurricanes that slowed insurance underwriting and loan closings.

Other income increased $350,000, or 9.9%, and $1.2 million, or 11.0%, respectively, over the comparable three and nine month periods in 2003. For the nine month period, CCBG experienced increases in retail brokerage fees of $256,000, merchant card processing fees of $515,000, miscellaneous recoveries of $265,000, and gain on sale of other real estate of $185,000.

Noninterest income as a percent of average assets was 2.72% and 2.33%, respectively, for the first nine months of 2004 and 2003. The increase was due to the $6.9 million one-time gain on sale of the credit card portfolio recorded in the third quarter. Excluding the one-time gain, the ratio for 2004 was 2.23%. The decrease was primarily attributable to the decline in mortgage banking revenues.

Noninterest Expense

Noninterest expense increased $1.5 million, or 7.2%, and $5.2 million, or 8.8%, respectively, over the comparable three and nine month periods in 2003. Factors impacting CCBG’s noninterest expense during the first nine months of 2004 are discussed below.

Compensation expense increased $415,000, or 3.9%, and $2.1 million, or 6.8% over the comparable three and nine month periods in 2003. For the nine month period, CCBG experienced increases in associate salaries of $1.9 million, payroll tax expense of $134,000, pension plan expense of $325,000, and associate insurance expense of $225,000. These increases were partially offset by lower expense of $536,000 for other compensation, primarily related to CCBG’s stock incentive plan. The increases in associate salaries and payroll tax were reflective of normal merit raises and the late first quarter integration of Quincy State Bank associates. The higher pension costs were due primarily to a lower discount rate and rate of return on plan assets used for the 2004 expense projection. The increase in associate insurance expense was attributable to additional participants and higher healthcare insurance premiums.

Occupancy expense, including premises, furniture, fixtures and equipment increased $365,000, or 10.0%, and $1.2 million, or 12.0%, respectively, over the comparable three and nine month periods in 2003. For the nine month period, CCBG experienced increases in depreciation of $333,000, maintenance and repairs of

$224,000, premises rental of $162,000, utilities of $140,000, property taxes of $60,000, and other FF&E expense of $272,000 from the comparable period in 2003. The increase in depreciation, utilities, and property tax expense was primarily attributable to the addition of three new banking offices in the second half of 2003. Higher maintenance and repairs expense was driven by upgrades and repairs to existing banking offices and incremental expense incurred with the addition of three new banking offices in the second half of 2003. The increase in premises rental expenses was due to a lease renewal. Other FF&E expense increased primarily due to higher expenses for software license fees associated with various core processing applications.

Other noninterest expense increased $669,000, or 11.2%, and $1.9 million, or 10.2%, respectively, over the comparable three and nine month periods in 2003. For the nine month period, the increase was primarily attributable to: 1) higher professional fees of $618,000; 2) higher advertising expense of $584,000; 3) higher telephone expense of $154,000; 4) higher commission/service fees of $145,000; 5) higher intangible amortization expense of $242,000; and 6) higher merger expenses of $114,000. Higher professional fees was due to the increased cost of CCBG’s external audit and consulting projects, which may vary as to their magnitude and timing. Advertising expense will fluctuate consistent with advertising strategies planned throughout the year. The increase in commission/service fees was attributable to higher interchange service fees associated with increased merchant card processing volume, and was offset by higher merchant card processing fees reflected in other income. The increase in telephone, intangible amortization, and merger expenses were due to the late first quarter integration of Quincy State Bank.

Annualized net noninterest expense (noninterest income minus noninterest expense, excluding intangible amortization and one-time merger expenses) as a percent of average assets was 1.61% for the first nine months of 2004 compared to 1.88% in 2003. CCBG's efficiency ratio (noninterest expense, excluding intangible amortization and one-time merger expense, expressed as a percent of the sum of taxable-equivalent net interest income plus noninterest income) was 60.73% for the first nine months of 2004 compared to 61.15% for the comparable period in 2003. Both of the above mentioned metrics were significantly impacted by the $6.9 million one-time gain on sale of the credit card portfolio recorded in the third quarter of 2004. Excluding the one-time gain, these metrics adjust to 2.09% and 65.14%, respectively.

Income Taxes

The provision for income taxes increased $2.7 million, or 76.3%, during the third quarter and $1.3 million, or 12.4%, during the first nine months of 2004, relative to the comparable prior year periods, reflecting higher taxable income. CCBG's effective tax rate for the first nine months of 2004 was 35.5% versus 36.2% for the comparable period in 2003. The decline in the effective tax rate was primarily attributable to a modification of CCBG’s tax structure enabling CCBG to more effectively manage its tax position.

Financial Condition

Asset and liability balances as of September 30, 2004 include those of Quincy State Bank, which was acquired on March 19, 2004.

CCBG's average assets increased $125.4 million, or 6.9%, to $1.94 billion for the quarter-ended September 30, 2004 from $1.82 billion in the comparable quarter of 2003. Average earning assets of $1.7 billion increased $100.0 million, or 6.1%, from the comparable quarter of 2003 driven by a $188.3 million, or 14.1%, increase in average loans. Offsetting the increase in average loans was a decrease in short-term investments of $90.4 million, or 69.5%. Table I on page 141 presents average balances for the three and nine month periods ended September 30, 2004 and 2003.

Average net overnight funds for the third quarter of 2004 were approximately $10.5 million. This represented a decline of $105.9 million, or 91.0% from the 2003 level of $116.4 million. For a further discussion on liquidity see the section “Liquidity and Capital Resources.”

The investment portfolio functions as a key element of liquidity and asset/liability management. For the quarter ended September 30, 2004, the average investment portfolio increased $2.1 million, or 1.3%, from the third quarter of 2003. U.S. Agency security balances increased by $21.2 million from third quarter of 2003 offset by a decrease in mortgage-backed, municipal, and other security balances of $19.3 million. Management will continue to evaluate the need to purchase securities for the investment portfolio for the remainder of 2004, taking into consideration Capital City Bank’s liquidity position and pledging requirements.

Securities are recorded at fair value and unrealized gains and losses associated with these securities are recorded, net of tax, as a separate component of shareowners’ equity. At September 30, 2004, shareowners’ equity included a net unrealized gain of $452,000 compared to a gain of $1.4 million at December 31, 2003. The decrease in value reflects the slight increase in interest rates during the first nine months of 2004.

Average loans grew $188.3 million, or 14.1%, and $143.7 million, or 10.9%, for the three and nine months ended September 30, 2004. The increase in average loans was driven by strong loan production in existing markets, and $85.0 million in loans acquired in the Quincy State Bank merger late in the first quarter. For the third quarter, CCBG realized strong gains in all loan categories. For the nine month period, strong gains were realized in the commercial, real estate (construction, commercial mortgage, and home equity), and indirect consumer loan categories. Management expects loan growth to continue into the fourth quarter.

CCBG's nonperforming loans (including nonaccruing and restructured loans) were $4.7 million at September 30, 2004, versus $2.3 million at year-end and $6.8 million for the same period in 2003. The increase in nonaccruing loans over year-end was due to the addition of one large commercial real estate loan for $2.1 million to nonaccrual status. Management expects no loss associated with the resolution of this loan. Other real estate, which includes property acquired either through foreclosure or by receiving a deed in lieu of foreclosure, was $894,000 at September 30, 2004, versus $5.0 million at December 31, 2003 and $1.6 million at September 30, 2003. The $4.1 million decrease in other real estate since year-end was primarily attributable to the resolution of one large commercial real estate loan for $3.9 million. The ratio of nonperforming assets as a percent of loans plus other real estate was .36% at September 30, 2004 compared to .54% at December 31, 2003 and .63% at September 30, 2003. CCBG expects strong credit quality to continue into the fourth quarter.

Management maintains the allowance for loan losses at a level sufficient to provide for the estimated credit losses inherent in the loan portfolio as of the balance sheet date. Credit losses arise from the borrowers’ ability and willingness to repay, and from other risks inherent in the lending process, including collateral risk, operations risk, concentration risk and economic risk. All related risks of lending are considered when assessing the adequacy of the loan loss reserve. The allowance for loan losses is established through a provision charged to expense. Loans are charged against the allowance when management believes collection of the principal is unlikely. The allowance for loan losses is based on management's judgment of overall loan quality. This is a significant estimate based on a detailed analysis of the loan portfolio. The balance can and will change based on changes in the assessment of the portfolio's overall credit quality. Management evaluates the adequacy of the allowance for loan losses on a quarterly basis.

The allowance for loan losses at September 30, 2004 was $12.3 million, a decrease of $101,000 from December 31, 2003, and $96,000 from September 30, 2003. At quarter-end 2004, the allowance represented 0.80% of total loans compared to 0.93% at December 31, 2003, and 0.94% at September 30, 2003. The decline in this metric reflects the reversal of $800,000 in reserves allocated to credit cards due to the sale of the portfolio during the third quarter, and a lower loan loss provision during the third quarter due to lower projected credit card charge-offs. As a percent of nonperforming loans, the allowance for loan losses represented 262% at September 30, 2004 versus 530% at December 31, 2003 and 183% at September 30, 2003. While there can be no assurance that CCBG will not sustain loan losses in a particular period that are substantial in relation to the size of the allowance, management’s assessment of the loan portfolio does not indicate a likelihood of this occurrence. It is management’s opinion that the allowance at September 30, 2004 is adequate to absorb losses inherent in the loan portfolio at quarter-end.

Average total deposits increased $93.3 million, or 6.4%, to $1.55 billion for the quarter-ended September 30, 2004 from $1.45 billion in the comparable quarter of 2003. The increase was driven by a $70.8 million increase in noninterest bearing deposits and $27.1 million increase in interest bearing nonmaturity deposits. These increases were primarily reflective of the deposit accounts acquired from Quincy State Bank late in the first quarter.

The ratio of average noninterest bearing deposits to total deposits was 31.9% for the third quarter of 2004 compared to 29.0% for the third quarter of 2003. For the same periods, the ratio of average interest bearing liabilities to average earning assets was 69.7% compared to 71.9%.

Liquidity and Capital Resources

Liquidity

Liquidity for a banking institution is the availability of funds to meet increased loan demand and/or excessive deposit withdrawals. Management monitors CCBG's financial position in an effort to ensure CCBG has ready access to sufficient liquid funds to meet normal transaction requirements, take advantage of investment opportunities and cover unforeseen liquidity demands. In addition to core deposit growth, sources of funds available to meet liquidity demands include cash received through ordinary business activities (i.e., collection of interest and fees), federal funds sold, loan and investment maturities, bank lines of credit for CCBG, approved lines for the purchase of federal funds by Capital City Bank and Federal Home Loan Bank advances.

CCBG maintains a revolving line of credit. As of September 30, 2004, CCBG had no borrowings under the revolving line of credit. On October 15, 2004, CCBG obtained an increase in the line of credit to $36.0 million, and subsequently obtained an advance of $30.0 million to facilitate the payment of cash consideration for the Farmers and Merchants Bank of Dublin, Georgia closing. Terms of repayment require interest payable at LIBOR plus 60 basis points. Effective January 1, 2005, the maximum available line will be reduced from $36.0 million to $25.0 million. The revolving line of credit facility expires October 2007. On November 1, 2004, CCBG completed a trust preferred financing in the amount of $30.0 million. The proceeds from this financing were used to pay off the $30.0 million advance obtained on the line of credit.

During the first nine months of 2004, CCBG increased borrowings by $32.7 million due primarily to the assumption of $3.0 million in FHLB advances from the Quincy State Bank acquisition, two advances totaling $9.7 million from the FHLB to match fund loan growth, and one advance for $20.0 million to replace a maturing advance for the same amount. For the first nine months of the year, Capital City Bank made scheduled FHLB advance payments totaling $1.3 million and repaid two advances totaling $40 million. These two advances were repaid in March of 2004 and September of 2004. Both advances originated during the third quarter of 2002, when $75 million was borrowed from the FHLB to fund growth in loan demand and mitigate the reduction in liquidity caused by a decline in certificates of deposit.

Capital

CCBG's equity capital was $219.1 million as of September 30, 2004 compared to $202.8 million as of December 31, 2003. Management continues to monitor its capital position in relation to its level of assets with the objective of maintaining its "well-capitalized" designation. The leverage ratio was 9.17% at September 30, 2004 compared to 9.51% at December 31, 2003. Further, CCBG's risk-adjusted capital ratio of 11.81% at September 30, 2004 exceeds the 8.0% minimum requirement under risk-based regulatory guidelines.

During the first nine months of 2004, shareowners’ equity increased $16.3 million. Growth in equity during the first nine months of the year was positively impacted by net income of $22.1 million and the issuance of common stock of $2.3 million. Equity was reduced by dividends paid during the first half of $7.2 million, or $.540 per share, and a decrease in the net unrealized gain on available-for-sale securities of $934,000. At September 30, 2004, CCBG's common stock had a book value of $16.48 per diluted share compared to $15.27 at December 31, 2003.

Adequate capital and financial strength is paramount to the stability of CCBG and its subsidiary bank. Cash dividends declared and paid should not place unnecessary strain on CCBG's capital levels. Although a consistent dividend payment is believed to be viewed favorably by the financial markets and shareowners, the Board of Directors will declare dividends only if CCBG is considered to have adequate capital. Future capital requirements and corporate plans are considered when the Board considers a dividend payment. Dividends declared and paid during the first nine months of 2004 totaled $.540 per share compared to $.476 per share for same period in 2003, an increase of 13.5%. The dividend payout ratios for the third quarter of 2004 and 2003 were 22.1% and 36.9%, respectively.

State and federal regulations as well as CCBG's long-term debt agreements place certain restrictions on the payment of dividends by both CCBG and Capital City Bank. At September 30, 2004, these regulations and covenants did not impair CCBG's (or Capital City Bank's) ability to declare and pay dividends or to meet other existing obligations in the normal course of business.

On March 30, 2000, CCBG’s Board of Directors authorized the repurchase of up to 625,000 shares of its outstanding common stock. On January 24, 2002, CCBG’s Board of Directors authorized the repurchase of an additional 312,500 shares of its outstanding common stock. The purchases will be made in the open market or in privately negotiated transactions. CCBG did not purchase any shares in the first nine months of 2004. From March 30, 2000 through September 30, 2004, CCBG repurchased 572,707 shares at an average purchase price of $19.18 per share

Other Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk. CCBG does not currently engage in the use of derivative instruments to hedge interest rate risks. However, CCBG is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers.

At September 30, 2004, CCBG had $244.0 million in commitments to extend credit and $16.5 million in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by CCBG to guarantee the performance of a customer to a third party. CCBG uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact its ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available lines of credit from the Federal Home Loan Bank, investment security maturities and CCBG's credit facility provide a sufficient source of funds to meet these commitments.

Contractual Cash Obligations. CCBG maintains certain debt and operating lease commitments that require cash payments. The table below details those future cash commitments as of September 30, 2004:

	Payments Due After September 30, 2004
(Dollars in Thousands)	2004 (remaining 3 months)	2005	2006	2007	2008	Thereafter	Total

Short-Term Debt	$24	$15,000	$—	$—	$—	$—	$15,024
Long-Term Debt	504	3,139	22,342	5,387	4,369	27,189	62,930
Operating Leases	316	1,092	1,092	1,092	1,055	2,122	6,769
Total Contractual Cash Obligations	$844	$19,231	$23,434	$6,479	$5,424	$29,311	$84,723

Accounting Policies

Critical Accounting Policies

The consolidated financial statements and accompanying Notes to Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require CCBG to make various estimates and assumptions (see Note 1 in the Notes to Consolidated Financial Statements for the quarter ended September 30, 2004 included in this Proxy Statement/Prospectus in Section XII, beginning on page 236). CCBG believes that, of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for Loan Losses: The allowance for loan losses is established through a charge to the provision for loan losses. CCBG makes provisions to reserve for estimated losses in loan balances. The allowance for loan losses is a significant estimate and is evaluated quarterly by CCBG for adequacy. The use of different estimates or assumptions could produce a different required allowance, and thereby a larger or smaller provision recognized as expense in any given reporting period. A further discussion of the allowance for loan losses can be found in the section entitled "Allowance for Loan Losses" and Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2003 included in this Proxy Statement/Prospectus in Section XII, beginning on page 236.

Intangible Assets: Intangible assets primarily consist of goodwill and core deposit assets that were recognized in connection with various acquisitions. Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. CCBG performs an impairment review on an annual basis to determine if there has been impairment of its goodwill. CCBG has determined that no impairment existed at December 31, 2003. Impairment testing requires management to make significant judgments and estimates relating to the fair value of its identified reporting units. Significant changes to these estimates may have a material impact on CCBG's reported results.

Core deposit assets represent the premium CCBG paid for core deposits. Core deposit intangibles are amortized on the straight-line method over various periods ranging from 7-10 years, with the majority being amortized over approximately 10 years. Generally, core deposits refer to nonpublic, nonmaturing deposits including noninterest-bearing deposits, NOW, money market and savings. CCBG makes certain estimates relating to the useful life of these assets, and rate of run-off based on the nature of the specific assets and the customer bases acquired. If there is a reason to believe there has been a permanent loss in value, management will assess these assets for impairment. Any changes in the original estimates may materially affect reported earnings.

Pension Assumptions: CCBG has a defined benefit pension plan for the benefit of substantially all associates of CCBG and its subsidiary. CCBG's funding policy with respect to the pension plan is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. Pension expense, reflected in the Consolidated Statements of Income in noninterest expense as "Salaries and Associate Benefits", is determined by an external actuarial valuation based on assumptions that are evaluated annually as of December 31, the measurement date for the pension obligation. The Consolidated Balance Sheets reflect a prepaid pension benefit cost due to funding levels and unrecognized actuarial amounts. The most significant assumptions used in calculating the pension obligation are the weighted-average discount rate used to determine the present value of the pension obligation, the weighted-average expected long-term rate of return on plan assets, and the assumed rate of annual compensation increases. These assumptions are re-evaluated annually with the external actuaries, taking into consideration both current market conditions and anticipated long-term market conditions.

The weighted-average discount rate is determined by matching anticipated Retirement Plan cash flows for a 30-year period to long-term corporate Aa-rated bonds and solving for the underlying rate of return which investing in such securities would generate. This methodology is applied consistently from year-to-year. The discount rate utilized for 2004 is 6.25%.

The weighted-average expected long-term rate of return on plan assets is determined based on the current and anticipated future mix of assets in the plan. The assets currently consist of equity securities, U.S. Government and Government agency debt securities, and other securities (typically temporary liquid funds awaiting investment). The weighted-average expected long-term rate of return on plan assets utilized for 2004 is 8.0%.

The assumed rate of annual compensation increases of 5.5% in 2004 is based on expected trends in salaries and the associate base. This assumption is not expected to change materially in 2004.

Detailed information on components of CCBG’s net benefit cost is provided in Note 8 of the Notes to Consolidated Financial Statements for the year ended December 31, 2003, included in this Proxy Statement/Prospectus in Section XII on page 246.

New Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ratified the consensus reached by the Emerging Issues Task Force in Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment; and (b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and CCBG began presenting the new disclosure requirement in its consolidated financial statements for the year ended December 31, 2003. The recognition and impairment provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September, 2004, the effective date of these provisions was delayed until the finalization of the FASB Staff Position (FSP) to provide additional implementation guidance. Currently, the FASB expects to issue the FSP no later than December 2004. CCBG is continuing to evaluate the impact of EITF 03-1. The amount of other-than-temporary impairment CCBG will recognize, if any, will be dependent on market conditions and management’s intent and ability at the time of the evaluation to hold investments with unrealized losses until a forecasted recovery in the fair value up to and beyond the adjusted cost.

TABLE I
Averages Balances and Interest Rates
(Taxable Equivalent Basis - Dollars in Thousands)

	FOR THREE MONTHS ENDED SEPTEMBER 30,						FOR NINE MONTHS ENDED SEPTEMBER 30,
	2004			2003			2004			2003
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Loans, Net of Unearned Interest(1)	$1,524,401	$23,345	6.09%	$1,336,139	$21,796	6.47%	$1,457,826	$67,616	6.20%	$1,314,173	$66,172	7.09%
Taxable Investment Securities	118,903	729	2.45%	108,234	841	3.09%	125,057	2,109	2.25%	121,680	2,951	3.24%
Tax-Exempt Investment Securities(2)	51,768	715	5.53%	60,306	898	5.96%	52,077	2,267	5.81%	62,527	2,776	5.92%
Funds Sold	39,636	147	1.44%	130,010	303	0.91%	62,121	486	1.03%	122,394	987	1.06%
Total Earning Assets	1,734,708	24,936	5.72%	1,634,689	23,838	5.79%	1,697,081	72,478	5.70%	1,620,774	72,886	6.31%
Cash & Due From Banks	90,010			80,246			90,086			79,071
Allowance for Loan Losses	(13,029)			(12,534)			(13,185)			(12,561)
Other Assets	129,683			113,604			126,619			112,671
TOTAL ASSETS	$1,941,372			$1,816,005			$1,900,601			$1,799,955
LIABILITIES
NOW Accounts	$280,630	$153	0.22%	$263,729	$151%	0.23	$278,609	$398	0.19%	$261,011	$546	0.28%
Money Market Accounts	212,426	245	0.46%	220,924	257	0.46%	214,410	723	0.45%	215,616	1,069	0.66%
Savings Accounts	130,330	32	0.10%	111,644	28	0.10%	125,351	92	0.10%	109,123	161	0.20%
Other Time Deposits	429,702	2,004	1.86%	434,206	2,293	2.10%	427,913	6,000	1.87%	434,513	7,232	2.23%
Total Int. Bearing Deposits	1,053,088	2,434	0.92%	1,030,503	2,729	1.05%	1,046,283	7,213	0.92%	1,020,263	9,008	1.18%
Short-Term Borrowings	96,146	332	1.37%	92,316	282	1.21%	103,398	868	1.12%	100,488	951	1.27%
Long-Term Debt	59,837	642	4.27%	53,041	495	3.70%	53,560	1,726	4.30%	59,878	1,541	3.44%
Total Interest Bearing Liabilities	1,209,071	3,408	1.12%	1,175,860	3,506	1.18%	1,203,241	9,807	1.09%	1,180,629	11,500	1.30%
Noninterest Bearing Deposits	492,136			421,376			467,504			405,045
Other Liabilities	22,892			19,709			18,541			19,497
TOTAL LIABILITIES	1,724,099			1,616,945			1,689,286			1,605,171
SHAREOWNERS' EQUITY
Common Stock	133			132			133			117
Surplus	18,167			15,465			17,757			15,171
Other Comprehensive Income	244			2,144			819			2,570
Retained Earnings	198,729			181,319			192,606			176,926
TOTAL SHAREOWNERS' EQUITY	217,273			199,060			211,315			194,784
TOTAL LIABILITIES & EQUITY	$1,941,372			$1,816,005			$1,900,601			$1,799,955
Interest Rate Spread			4.60%			4.61%			4.61%			4.71%
Net Interest Income		$21,528			$20,332			$62,671			$61,386
Net Yield on Earning Assets			4.94%			4.94%			4.93%			5.06%

(1  Average balances include nonaccrual loans. Interest income includes fees on loans of approximately $336,000 and $1.2 million for the three and nine months ended September 30, 2004, versus $417,000 and $1.5 million, for the comparable periods ended September 30, 2003.

(2)  Interest income includes the effects of taxable equivalent adjustments using a 35% federal tax rate.

Quantitative and Qualitative Disclosure About Market Risk

Overview

Market risk management arises from changes in interest rates, exchange rates, commodity prices, and equity prices. CCBG has risk management policies to monitor and limit exposure to market risk and does not participate in activities that give rise to significant market risk involving exchange rates, commodity prices, or equity prices. In asset and liability management activities, policies are in place that are designed to minimize structural interest rate risk.

Interest Rate Risk Management

The normal course of business activity exposes CCBG to interest rate risk. Fluctuations in interest rates may result in changes in the fair market value of CCBG's financial instruments, cash flows and net interest income. CCBG seeks to avoid fluctuations in its net interest margin and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, CCBG’s interest rate sensitivity and liquidity are monitored on an ongoing basis by its Asset and Liability Committee ("ALCO"), which oversees market risk management and establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effects on net interest income and capital. A variety of measures are used to provide for a comprehensive view of the magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships.

ALCO continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. ALCO's objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may adjust the rates charged/paid on loans/deposits or may shorten/lengthen the duration of assets or liabilities within the parameters set by ALCO.

The financial assets and liabilities of CCBG are classified as other-than-trading. An analysis of the other-than-trading financial components, including the fair values, are presented in the table on page 144. This table presents CCBG's consolidated interest rate sensitivity position as of year-end 2003 based upon certain assumptions as set forth in the Notes to the Table. The objective of interest rate sensitivity analysis is to measure the impact on CCBG's net interest income due to fluctuations in interest rates. The asset and liability values presented in the table on page 144 may not necessarily be indicative of CCBG's interest rate sensitivity over an extended period of time.

CCBG expects rising rates to have a favorable impact on the net interest margin, subject to the magnitude and timeframe over which the rate changes occur. However, as general interest rates rise or fall, other factors such as current market conditions and competition may impact how CCBG responds to changing rates and thus impact the magnitude of change in net interest income. Nonmaturity deposits offer management greater discretion as to the direction, timing, and magnitude of interest rate changes and can have a material impact on CCBG's interest rate sensitivity. In addition, the relative level of interest rates as compared to the current yields/rates of existing assets/liabilities can impact both the direction and magnitude of the change in net interest margin as rates rise and fall from one period to the next.

Inflation

The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of CCBG's ability to react to changing interest rates."

Financial Assets and Liabilities Market Risk Analysis (1)
Other Than Trading Portfolio

	Maturing or Repricing in:
(Dollars in Thousands)	Year 1	Year 2	Year 3	Year 4	Year 5	Beyond	Total	Fair Value
Loans:
Fixed Rate	189,937	$109,418	$66,709	$28,405	$18,281	$24,039	436,189	443,801
Average Interest Rate	7.28%	7.55%	7.29%	7.64%	7.26%	6.70%	7.34%
Floating Rate(2)	561,911	134,646	168,809	18,042	6,163	15,872	905,443	921,740
Average Interest Rate	5.61%	6.80%	6.47%	7.37%	7.24%	6.97%	5.78%
Investment Securities:(3)
Fixed Rate	111,775	48,948	7,935	2,016	1,409	8,104	180,187	181,719
Average Interest Rate	2.00%	3.20%	4.75%	4.98%	5.54%	4.24%	2.55%
Floating Rate	1,547	—	—	—	—	—	1,547	15
Average Interest Rate	4.15%	—	—	—	—	—	4.15%
Other Earning Assets:
Floating Rate	125,452	—	—	—	—	—	125,452	125,452
Average Interest Rate	0.92%	—	—	—	—	—	0.92%
Total Financial Assets	990,022	$293,012	$243,453	$48,463	$25,853	$48,015	$1,648,818	$1,672,727
Average Interest Rate	4.91%	6.48%	6.64%	7.43%	7.16%	6.89%	5.47%
Deposits:(4)
Fixed Rate	327,213	$64,891	$22,590	$8,466	$1,815	6	424,981	426,406
Average Interest Rate	1.69%	2.79%	3.16%	3.60%	2.92%	4.85%	1.98%
Floating Rate	595,001	—	—	—	—	—	595,001	595,001
Average Interest Rate	0.27%	—	—	—	—	—	0.27%
Other Interest Bearing Liabilities:
Fixed Rate Debt	2,886	18,123	2,619	2,713	2,772	17,344	46,475	47,078
Average Interest Rate	4.80%	3.32%	4.58%	4.60%	4.60%	4.92%	4.23%
Floating Rate Debt	108,184	—	—	—	—	—	108,184	108,184
Average Interest Rate	0.96%	—	—	—	—	—	0.96%
Total Financial Liabilities	$1,033,284	$83,014	$25,209	$11,197	$4,587	$17,350	$1,174,641	$1,176,669
Average Interest Rate	1.04%	2.90%	3.31%	3.85%	3.94%	4.92%	1.12%

(1)  Based upon expected cash flows unless otherwise indicated.
(2)  Based upon a combination of expected maturities and repricing opportunities.
(3)  Based upon contractual maturity, except for callable and floating rate securities, which are based on expected maturity and weighted average life, respectively.
(4)  Savings, NOW and money market accounts can be repriced at any time, therefore, all such balances are included as floatingrate deposits. Time deposit balances are classified according to maturity.

Quarterly Financial Data (Unaudited)
(Dollars in Thousands, Except Per Share Data)(1)

	2004				2003				2002
	Third	Second		First	Fourth	Third	Second	First	Fourth	Third	Second	First

Summary of Operations:
Interest Income	$24,660		$24,265	$22,670	$23,022	$23,484	$23,997	$24,327	$25,566	$25,896	$26,195	$26,508
Interest Expense	3,408		3,221	3,178	3,339	3,506	3,894	4,100	4,667	4,946	5,693	7,197
Net Interest Income	21,252		21,044	19,492	19,683	19,978	20,103	20,227	20,899	20,950	20,502	19,311
Provision for Loan Losses	300		580	961	850	921	886	779	863	991	641	802
Net Interest Income After Provision for Loan Losses	20,952		20,464	18,531	18,833	19,057	19,217	19,448	20,036	19,959	19,861	18,509
Gain on Sale of Credit Card Portfolio	6,857		—	—	—	—	—	—	—	—	—	—
Noninterest Income	10,864		11,031	9,881	10,614	10,952	10,428	9,945	10,898	8,810	8,334	8,061
Conversion/Merger Expense	68		4	42	—	—	—	—	59	—	39	114
Noninterest Expense	21,565		21,597	21,033	20,593	20,184	19,516	19,428	20,485	19,742	19,671	18,585
Income Before Provision for Income Taxes	17,040		9,894	7,337	8,854	9,825	10,129	9,965	10,390	9,027	8,485	7,871
Provision for Income Taxes	6,221		3,451	2,490	2,758	3,529	3,689	3,604	3,668	3,226	3,037	2,760
Net Income	$10,819		$6,443	$4,847	$6,096	$6,296	$6,440	$6,361	$6,722	$5,801	$5,448	$5,111
Net Interest Income (FTE)	$21,528		$21,333	$19,811	$20,020	$20,332	$20,456	$20,597	$21,300	21,367	20,928	19,750
Per Common Share:
Net Income Basic	$.82		$.48	$.37	$.47	$.47	$.49	$.48	$.51	$.44	$.41	$.38
Net Income Diluted	.82		.48	.37	.46	.47	.49	.48	.51	.44	.41	.38
Dividends Declared	.180		.180	.180	.180	.170	.170	.136	.136	.122	.122	.122
Diluted Book Value	16.48		15.80	15.54	15.27	15.00	14.73	14.42	14.08	13.67	13.33	13.15
Market Price:
High	41.20		43.15	45.55	46.83	40.93	36.43	32.32	32.04	29.55	27.84	22.00
Low	33.33		35.50	39.05	36.62	35.00	29.74	26.81	22.26	22.32	20.60	18.12
Close	38.71		39.59	41.25	45.99	38.16	36.08	31.29	31.35	26.45	27.62	21.60
Selected Average
Balances:
Loans	$1,524,401		$1,491,142	$1,357,206	$1,329,673	$1,336,139	$1,316,705	$1,289,161	$1,292,892	$1,266,591	$1,234,787	$1,229,344
Earning Assets	1,734,708		1,721,655	1,634,468	1,636,269	1,634,689	1,612,133	1,615,287	1,591,535	1,511,485	1,547,603	1,575,698
Assets	1,941,372		1,929,485	1,830,496	1,819,552	1,816,005	1,786,991	1,796,657	1,762,174	1,678,620	1,720,095	1,748,211
Deposits	1,545,224		1,538,630	1,457,160	1,451,095	1,451,879	1,415,798	1,407,763	1,404,818	1,388,396	1,440,615	1,467,257
Shareowners’ Equity	217,273		210,211	206,395	201,939	199,060	194,781	190,416	185,412	180,910	176,678	175,485
Common Equivalent Average Shares:
Basic	13,283		13,274	13,262	13,223	13,221	13,209	13,207	13,189	13,189	13,219	13,305
Diluted	13,287		13,277	13,286	13,265	13,260	13,255	13,253	13,238	13,238	13,257	13,343
Ratios:
ROA	2.22%		1.34%	1.06%	1.33%	1.38%	1.45%	1.44%	1.51%	1.37%	1.27%	1.19%
ROE	19.81%		12.33%	9.45%	11.98%	12.55%	13.26%	13.55%	14.38%	12.72%	12.37%	11.81%
Net Interest Margin (FTE)	4.94%		4.99%	4.88%	4.85%	4.94%	5.09%	5.17%	5.32%	5.61%	5.42%	5.07%
Efficiency Ratio	52.60%	(2)	63.87%	68.06%	64.58%	61.93%	60.57%	60.96%	61.11%	62.73%	64.45%	63.91%

(1) All share and per share data have been adjusted to reflect the 5-for-4 stock split effective June 13, 2003.
(2) Includes $4.2 million (after-tax) one-time gain on sale of credit card portfolio.

SECTION VII

SHAREOWNER PROPOSALS

Shareowner proposals that are to be included in the CCBG proxy statement for the 2005 annual meeting of shareowners must have been received by December 3, 2004. Shareowner proposals for the 2005 annual meeting that are not intended to be included in the proxy statement for that meeting must have been received by February 18, 2005 or the Board of Directors can vote the proxies in its discretion on the proposal. Relevant deadlines regarding shareowner proposals for the 2006 annual meeting of shareowners have not yet been determined. Proposals must comply with the proxy rules and be submitted in writing to: J. Kimbrough Davis, Corporate Secretary, Capital City Bank Group, Inc., 217 North Monroe Street, Tallahassee, Florida 32301.

EXPERTS

The consolidated financial statements of CCBG and subsidiary (the “Company”) as of December 31, 2003 and 2002, and for the years then ended, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements refers to CCBG’s change in method of recording stock-based compensation in 2003 and a change in method of accounting for goodwill and other intangible assets in 2002. The audit report also refers to KPMG LLP’s audit of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, to revise the 2001 consolidated financial statements, as more fully described in Note 6 to the consolidated financial statements included in this Proxy Statement/Prospectus in Section XII, on page 245. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

LEGAL MATTERS

The legality of the shares of CCBG common stock to be issued is the merger and certain tax consequences of the merger will be passed upon by Gunster, Yoakley & Stewart P.A., Ft. Lauderdale, Florida.

 Certain tax consequences of the merger will be passed upon by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

OTHER MATTERS

Management of First Alachua does not know of any matters to be brought before the Special Meeting other than those described above. If any other matters properly come before the Special Meeting, the persons designated as Proxies will vote on such matters in accordance with their best judgment.

PRO FORMA FINANCIAL INFORMATION

Pro Forma financial information reflecting the acquisition of First Alachua by CCBG is not presented in this document since the pro forma effect is not significant.

AGREEMENT AND PLAN OF MERGER BY AND AMONG CAPITAL CITY BANK GROUP, INC.,
FIRST ALACHUA BANKING CORPORATION AND FIRST NATIONAL BANK OF ALACHUA,
DATED AS OF FEBRUARY 3, 2005

(Page numbers below refer to the page numbers in the original Agreement and Plan of Merger)

ARTICLE 1	TRANSACTIONS AND TERMS OF MERGERS	1
1.1	HOLDING COMPANY MERGER	1
1.2	BANK MERGER	2
1.3	TIME AND PLACE OF CLOSING	2
1.4	EFFECTIVE TIME	2
1.5	ARTICLES OF INCORPORATION	2
1.6	BYLAWS	2
1.7	DIRECTORS AND OFFICERS	2
ARTICLE 2	MANNER OF CONVERTING SHARES	3
2.1	CONVERSION OF SHARES	3
2.2	ANTI-DILUTION PROVISIONS	4
2.3	SHARES HELD BY FABC SHAREHOLDERS OR CCBG	4
2.4	DISSENTING SHAREHOLDERS	4
2.5	FRACTIONAL SHARES	4
ARTICLE 3	EXCHANGE OF SHARES	4
3.1	EXCHANGE PROCEDURES	4
3.2	RIGHTS OF FORMER FABC SHAREHOLDERS	5
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF FABC	6
4.1	ORGANIZATION, STANDING, AND POWER	6
4.2	AUTHORITY OF FABC AND FIRST NATIONAL; NO BREACH BY AGREEMENT	7
4.3	CAPITAL STOCK	8
4.4	INVESTMENTS; SUBSIDIARIES	8
4.5	FINANCIAL STATEMENTS	9
4.6	ABSENCE OF UNDISCLOSED LIABILITIES	9
4.7	ABSENCE OF CERTAIN CHANGES OR EVENTS	9
4.8	TAX MATTERS	10
4.9	ALLOWANCE FOR POSSIBLE LOAN LOSSES	13
4.10	ASSETS	13
4.11	INTELLECTUAL PROPERTY	14
4.12	ENVIRONMENTAL MATTERS	15
4.13	COMPLIANCE WITH LAWS	16

4.14	LABOR RELATIONS	17
4.15	EMPLOYEE BENEFIT PLANS	17
4.16	MATERIAL CONTRACTS	21
4.17	LEGAL PROCEEDINGS	21
4.18	REPORTS	22
4.19	STATEMENTS TRUE AND CORRECT	22
4.20	ACCOUNTING, TAX, AND REGULATORY MATTERS	22
4.21	STATE TAKEOVER LAWS	23
4.22	CHARTER PROVISIONS	23
4.23	OPINION OF FINANCIAL ADVISOR	23
4.24	BOARD RECOMMENDATION	23
ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF CCBG	23
5.1	ORGANIZATION, STANDING, AND POWER	23
5.2	AUTHORITY OF CCBG; NO BREACH BY AGREEMENT	24
5.3	CAPITAL STOCK	24
5.4	CCBG SUBSIDIARIES	25
5.5	SEC FILINGS; FINANCIAL STATEMENTS	25
5.6	ABSENCE OF UNDISCLOSED LIABILITIES	25
5.7	ABSENCE OF CERTAIN CHANGES OR EVENTS	26
5.8	ALLOWANCE FOR POSSIBLE LOAN LOSSES	26
5.9	INTELLECTUAL PROPERTY	26
5.10	COMPLIANCE WITH LAWS	27
5.11	LEGAL PROCEEDINGS	27
5.12	REPORTS	28
5.13	STATEMENTS TRUE AND CORRECT	28
5.14	ACCOUNTING, TAX AND REGULATORY MATTERS	28
ARTICLE 6	CONDUCT OF BUSINESS PENDING CONSUMMATION	29
6.1	AFFIRMATIVE COVENANTS OF FABC AND FIRST NATIONAL	29
6.2	NEGATIVE COVENANTS OF FABC AND FIRST NATIONAL	29
6.3	COVENANTS OF CCBG	31
6.4	ADVERSE CHANGES IN CONDITION	32
6.5	REPORTS	32
6.6	TAXES	32
ARTICLE 7	ADDITIONAL AGREEMENTS	34
7.1	REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER APPROVAL	34
7.2	NASDAQ LISTING	34
7.3	APPLICATIONS	34

7.4	FILINGS WITH STATE OFFICES	35
7.5	AGREEMENT AS TO EFFORTS TO CONSUMMATE	35
7.6	INVESTIGATION AND CONFIDENTIALITY	35
7.7	PRESS RELEASES	36
7.8	CERTAIN ACTIONS	37
7.9	ACCOUNTING AND TAX TREATMENT	37
7.10	STATE TAKEOVER LAWS	37
7.11	CHARTER PROVISIONS	37
7.12	FABC AND FIRST NATIONAL MEETINGS	37
7.13	AGREEMENT OF AFFILIATES	38
7.14	EMPLOYEE BENEFITS AND CONTRACTS	38
7.15	ALACHUA 401(K) PLAN QUALIFICATION	39
7.16	INDEMNIFICATION	40
7.17	CERTAIN POLICIES OF FABC	41
7.18	DIRECTOR AND VOTING AGREEMENTS	41
7.19	PAYMENT OF BONUS	41
7.20	REAL PROPERTY MATTERS	42
7.21	FAIRNESS OPINION	43
7.22	NON-COMPETITION AGREEMENTS	43
7.23	FABC AUDITED FINANCIAL STATEMENTS	43
7.24	ALLOWANCE FOR POSSIBLE LOAN LOSSES	44
ARTICLE 8	CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE	44
8.1	CONDITIONS TO OBLIGATIONS OF EACH PARTY	44
8.2	CONDITIONS TO OBLIGATIONS OF CCBG	45
8.3	CONDITIONS TO OBLIGATIONS OF FABC AND FIRST NATIONAL	47
ARTICLE 9	TERMINATION	48
9.1	TERMINATION	48
9.2	EFFECT OF TERMINATION	49
9.3	ALTERNATE TRANSACTION	50
9.4	NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS	50
ARTICLE 10	MISCELLANEOUS	50
10.1	DEFINITIONS	50
10.2	EXPENSES	61
10.3	BROKERS AND FINDERS	61
10.4	ENTIRE AGREEMENT	61
10.5	AMENDMENTS	61
10.6	WAIVERS	62

10.7	ASSIGNMENT	62
10.8	NOTICES	62
10.9	GOVERNING LAW	63
10.10	COUNTERPARTS	63
10.11	CAPTIONS; ARTICLES AND SECTIONS	64
10.12	INTERPRETATIONS	64
10.13	ENFORCEMENT OF AGREEMENT	64
10.14	ENFORCEMENT COSTS	64
10.15	SEVERABILITY	64

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 3, 2005, by and among CAPITAL CITY BANK GROUP, INC., a Florida corporation (“CCBG”), FIRST ALACHUA BANKING CORPORATION, a Florida corporation (“FABC”), and FIRST NATIONAL BANK OF ALACHUA, a national bank (“First National”).

PREAMBLE

The respective Boards of Directors of CCBG, FABC, and First National are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareowners. This Agreement provides for the acquisition of FABC by CCBG pursuant to the merger of (i) FABC with and into CCBG (the “Holding Company Merger”) and (ii) First National with and into a Florida chartered bank subsidiary of CCBG, Capital City Bank (“CCB”) (the “Bank Merger”) (collectively, the “Mergers”). At the effective time of the Holding Company Merger, the outstanding shares of the capital stock of FABC shall be converted into the right to receive a combination of shares of the common stock of CCBG and cash as described in this Agreement. As a result, shareholders of FABC shall become shareowners of CCBG and CCBG shall conduct the business and operations of First National. The transactions described in this Agreement are subject to the approvals of the shareholders of FABC, the Board of Governors of the Federal Reserve System, the Florida Department of Financial Services, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Mergers, for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

Certain terms used in this Agreement are defined in Section 10.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGERs

1.1 HOLDING COMPANY MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, FABC shall be merged with and into CCBG in accordance with the provisions of, and with the effect provided in, Sections 607.1101, 607.1103, 607.1105, 607.1106 and 607.1107 of the FBCA. CCBG shall be the Surviving Corporation resulting from the Holding Company Merger and shall continue to be governed by the Laws of the State of Florida. The Holding Company Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of FABC and CCBG.

1.2 BANK MERGER. Subsequent to the consummation of the Holding Company Merger, First National shall be merged with and into CCB in accordance with the provisions of and with the effect provided in Section 658.41 of the Florida Statutes on terms and subject to the provisions of the Bank Plan of Merger (“Bank Plan”), attached hereto as Exhibit 1. FABC shall vote the shares of First National Capital Stock in favor of the Bank Plan and the Bank Merger provided therein.

1.3 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby (the “Closing”) will take place at the close of business on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties or may be conducted by mail or facsimile as may be mutually agreed upon by the Parties.

1.4 EFFECTIVE TIME. The Holding Company Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger reflecting the Holding Company Merger shall become effective with the Secretary of State of the State of Florida (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within 60 days after the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Mergers, and (ii) the date on which the shareholders of FABC and CCBG approve this Agreement to the extent such approval is required by applicable Law. The actual Effective Time within the 60-day period shall be mutually agreed upon by CCBG and FABC.

1.5 ARTICLES OF INCORPORATION. The Articles of Incorporation of CCBG in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed.

1.6 BYLAWS. The Bylaws of CCBG in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

1.7 DIRECTORS AND OFFICERS. The directors of CCBG in office immediately prior to the Effective Time, together with such persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of CCBG in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

ARTICLE 2

MANNER OF CONVERTING SHARES

2.1 CONVERSION OF SHARES. Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Mergers and without any action on the part of CCBG, CCB, FABC, or First National or the shareholders of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of CCBG issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Subject to adjustment as set forth in this Section 2.1, the aggregate purchase price (the “Purchase Price”) to be paid by CCBG for the FABC Common Stock shall be Fifty-Eight Million U.S. Dollars ($58,000,000).

(c) Each share of FABC Common Stock issued and outstanding immediately prior to the Effective Time, excluding shares held by any FABC Entity or any CCBG Entity, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by shareholders who perfect their statutory dissenters’ rights as provided in Section 2.4, shall cease to be outstanding and, subject to any adjustments as set forth in this Section 2.1, shall be converted into and exchanged for the right to receive:

(1) that multiple of a share of CCBG Common Stock equal to the quotient obtained by dividing (i) one-half of the Adjusted Purchase Price Per Share by (ii) $40 (the “Share Exchange Ratio”); and

(2) cash equal to one-half of the Adjusted Purchase Price Per Share.

(d) In the event that the FABC Audited Financial Statements, pursuant to Section 7.23, indicate total shareholders’ equity, as that term is defined in accordance with GAAP, as of September 30, 2004 to be less than $24,665,000, the difference obtained by subtracting (a) total shareholders’ equity as determined by the Auditor pursuant to Section 7.23 from (b) $24,665,000 shall be deemed to be audit adjustments to the FABC Financial Statements (the “Audit Adjustments”).

(e) If, pursuant to Section 2.1(d), the opinion of the Auditor with respect to the FABC Audited Financial Statements shall be qualified and the total capital is not readily determinable by the Auditor, then the parties agree to negotiate appropriate Audit Adjustments; provided, that, if the parties cannot agree as to the amount of such Audit Adjustments within 30 days of the delivery of the Auditor’s audit opinion, CCBG may terminate this Agreement. In the event that CCBG elects not to terminate this Agreement, then there shall be no Audit Adjustments.

(f) Each share of capital stock of CCB issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(g) Each share of capital stock of First National issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be extinguished from and after the consummation of the Bank Merger.

2.2 ANTI-DILUTION PROVISIONS. In the event CCBG changes the number of shares of CCBG Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Share Exchange Ratio shall be proportionately adjusted.

2.3 SHARES HELD BY FABC SHAREHOLDERS OR CCBG. Each of the shares of FABC Common Stock held by any FABC Entity or any CCBG Entity, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

2.4 DISSENTING SHAREHOLDERS. Any holder of shares of FABC Common Stock who perfects his or her dissenters’ rights in accordance with and as contemplated by Sections 607.1301-1333 of the FBCA shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the FBCA and surrendered to FABC the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of FABC fails to perfect, or effectively withdraws or loses, his or her right to appraisal and of payment for his or her shares subject to CCBG’s consent in its sole discretion, CCBG shall issue and deliver the consideration to which such holder of shares of FABC Common Stock is entitled under this Article 2 (without interest) upon surrender by such holder of the certificate or certificates representing shares of FABC Common Stock held by him or her.

2.5 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of FABC Common Stock exchanged pursuant to the Mergers who would otherwise have been entitled to receive a fraction of a share of CCBG Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of CCBG Common Stock multiplied by the Average Closing Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

ARTICLE 3

EXCHANGE OF SHARES

3.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, CCBG and FABC shall cause the exchange agent selected by CCBG (the “Exchange Agent”) to mail to each holder of record of a certificate or certificates which represented shares of FABC Common Stock immediately prior to the Effective Time (the “Certificates”) appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of FABC Common Stock so delivered shall be duly endorsed as the Exchange Agent may require. In the event of a transfer of ownership of shares of FABC Common Stock represented by Certificates that are not registered in the transfer records of FABC, the consideration provided in Section 2.1 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as CCBG and the Exchange Agent may reasonably require and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. After the Effective Time, each holder of shares of FABC Common Stock (other than shares to be canceled pursuant to Section 2.3 or as to which statutory dissenters’ rights have been perfected as provided in Section 2.4) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 2.1, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 3.2. To the extent required by Section 2.5, each holder of shares of FABC Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the Certificate or Certificates, cash in lieu of any fractional share of CCBG Common Stock to which such holder may be otherwise entitled (without interest). CCBG shall not be obligated to deliver the consideration to which any former holder of FABC Common Stock is entitled as a result of the Mergers until such holder surrenders such holder’s Certificate or Certificates for exchange as provided in this Section 3.1. Any other provision of this Agreement notwithstanding, neither CCBG nor the Exchange Agent shall be liable to a holder of FABC Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law. Adoption of this Agreement by the shareholders of FABC shall constitute ratification of the appointment of the Exchange Agent.

3.2 RIGHTS OF FORMER FABC SHAREHOLDERS. At the Effective Time, the stock transfer books of FABC shall be closed as to holders of FABC Common Stock immediately prior to the Effective Time and no transfer of FABC Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.1, each Certificate therefor representing shares of FABC Common Stock (other than shares to be canceled pursuant to Sections 2.3 and 2.4) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 2.1 and 2.5 in exchange therefor, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by FABC in respect of such shares of FABC Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by CCBG on the CCBG Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of CCBG Common Stock issuable pursuant to this Agreement. No dividend or other distribution payable to the holders of record of CCBG Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 3.1. However, upon surrender of such Certificate, both the CCBG Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FABC

FABC and First National hereby jointly and severally represent and warrant to CCBG as follows:

4.1 ORGANIZATION, STANDING, AND POWER.

(a) FABC is a corporation duly organized, validly existing, and its status is active under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. FABC is duly qualified or licensed to transact business and in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect. The minute books and other organizational documents and corporate records for FABC have been made available to CCBG for its review and, except as disclosed in Section 4.1 of the FABC Disclosure Memorandum, are true and complete in all Material respects as in effect as of the date of this Agreement and accurately reflect in all Material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

(b) First National is a national bank duly organized, validly existing, and in good standing under the Laws of the United States of America, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. First National is duly qualified or licensed to transact business and in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect. The minute books and other organizational documents and corporate records for First National have been made available to CCBG for its review and, except as disclosed in Section 4.1 of the FABC Disclosure Memorandum, are true and complete in all Material respects as in effect as of the date of this Agreement and accurately reflect in all Material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

4.2 AUTHORITY OF FABC AND FIRST NATIONAL; NO BREACH BY AGREEMENT.

(a) Each of FABC and First National has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FABC and First National, subject to receipt of the requisite Consents referred to in Section 8.1(b) and the approval of this Agreement by the holders of a majority of the outstanding shares of FABC Common Stock and a majority of the outstanding shares of First National Common Stock, which are the only shareholder votes required for approval of this Agreement and consummation of the Mergers by FABC and First National. Subject to such requisite shareholder approval and due authorization, execution and delivery by CCBG, this Agreement represents a legal, valid, and binding obligation of FABC and First National, enforceable against FABC and First National in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any such proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by FABC and First National, nor the consummation by FABC and First National of the transactions contemplated hereby, nor compliance by FABC and First National with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FABC’s Articles of Incorporation or Bylaws or the certificate or articles of incorporation of any FABC Subsidiary or any resolution adopted by the board of directors or the shareholders of any FABC Entity, or (ii) subject to receipt of the requisite Consents referred to in Section 8.1(b), and except as disclosed in Section 4.2 of the FABC Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FABC Entity under, any Contract or Permit of any FABC Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect, or where such event would cause a breach hereof or a Default hereunder, or (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any FABC Entity or their respective Material Assets (including any CCBG Entity or any FABC Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any CCBG Entity or any FABC Entity being reassessed or revalued by any taxing authority).

(c) Except for the Consents referred to in Section 8.1(b), no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FABC or First National of the Mergers and the other transactions contemplated in this Agreement.

4.3 CAPITAL STOCK.

(a) The authorized capital stock of FABC consists of (i) 250,000 shares of FABC Class A Common Stock, of which 4,456 shares are issued and outstanding as of the date of this Agreement and not more than 4,456 shares will be issued and outstanding at the Effective Time, (ii) 250,000 shares of FABC Class B Common Stock, of which 5,730 shares are issued and outstanding as of the date of this Agreement and not more than 5,730 shares will be issued and outstanding at the Effective Time, and (iii) no shares of preferred stock are authorized, issued or outstanding. All of the issued and outstanding shares of FABC Capital Stock are duly and validly issued and outstanding and are fully paid and nonassessable under the FBCA. None of the outstanding shares of FABC Capital Stock has been issued in violation of any preemptive rights of the current or past shareholders of FABC.

(b) The authorized capital stock of First National consists of (i) 80,000 shares of First National Common Stock, of which 80,000 shares are issued and outstanding as of the date of this Agreement and not more than 80,000 shares will be issued and outstanding at the Effective Time, and (ii) no shares of preferred stock are authorized, issued or outstanding. All of the issued and outstanding shares of First National Capital Stock are duly and validly issued and outstanding and are fully paid and nonassessable (except for assessment pursuant to 12 U.S.C. § 55). None of the outstanding shares of First National Capital Stock has been issued in violation of any preemptive rights of the current or past shareholders of First National.

(c) Except as set forth in Sections 4.3(a) and 4.3(b), or as disclosed in Section 4.3 of the FABC Disclosure Memorandum, there are no shares of FABC Capital

 Stock, First National Capital Stock or other equity securities of FABC or First National outstanding and no outstanding Equity Rights relating to FABC Capital Stock or First National Capital Stock.

4.4 INVESTMENTS; SUBSIDIARIES. FABC and First National have disclosed in Section 4.4 of the FABC Disclosure Memorandum all of the FABC Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the FABC Subsidiaries that are general or limited partnerships, limited liability companies, trusts or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, the type of entity and the amount and nature of the ownership interest therein). FABC owns all of the issued and outstanding shares of capital stock (or other equity interests) of each FABC Subsidiary. No capital stock (or other equity interest) of any FABC Subsidiary is or may become required to be issued (other than to another FABC Entity) by reason of any Equity Rights, and there are no Contracts by which any FABC Subsidiary is bound to issue (other than to another FABC Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any FABC Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any FABC Subsidiary (other than to another FABC Entity). There are no Contracts relating to the rights of any FABC Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any FABC Subsidiary. All of the shares of capital stock (or other equity interests) of each FABC Subsidiary held by a FABC Entity are fully paid and (except pursuant to 12 U.S.C. § 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the FABC Entity free and clear of any Lien. Except as disclosed in Section 4.4 of the FABC Disclosure Memorandum, each FABC Subsidiary is either a bank, a savings association, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing or its status is active, as applicable, under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each FABC Subsidiary is duly qualified or licensed to transact business and in good standing or its status is active, as applicable, in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect. Each FABC Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits are insured by the Bank Insurance Fund. The minute books and other organizational and corporate documents for each FABC Subsidiary have been made available to CCBG for its review, and, except as disclosed in Section 4.4 of the FABC Disclosure Memorandum, are true and complete in all Material respects as in effect as of the date of this Agreement and accurately reflect in all Material respects all amendments thereto and all proceedings of the Board of Directors, all committees of the Board of Directors and shareholders thereof.

4.5 FINANCIAL STATEMENTS. To the Knowledge of FABC and to the Knowledge of First National, each of the FABC Financial Statements was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or as disclosed in Section 4.5 of the FABC Disclosure Memorandum), and fairly presents in all Material respects the financial position of FABC and First National as of the respective dates and the results of operations for the periods indicated, except that the interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

4.6 ABSENCE OF UNDISCLOSED LIABILITIES. No FABC Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect, except Liabilities which are accrued or reserved against in the balance sheets of FABC and First National as of December 31, 2003, included in the FABC Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. Except as set forth in Section 4.6 of the FABC Disclosure Memorandum, no FABC Entity has incurred or paid any Liability since December 31, 2003, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

4.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2003, except as disclosed in the FABC Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the FABC Disclosure Memorandum, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect.

4.8 TAX MATTERS.

(a) Filing of Tax Returns. Each FABC Entity has timely filed with the appropriate taxing authorities all Returns (including, without limitation, information returns and other Material information) in respect of Taxes that it is required to file under applicable Law through the date hereof. All such Returns were, and the information contained therein was, complete and accurate in all Material respects. Except as specified in Section 4.8(a) of the FABC Disclosure Memorandum, no FABC Entity has requested any extension of time within which to file Returns (including, without limitation, information returns) in respect of any Taxes. FABC and First National have made available to CCBG copies of such portions of the federal, state, foreign and local income tax returns of each FABC Entity for the last four years that relate to such FABC Entity. Except as set forth in Section 4.8(a) of the FABC Disclosure Memorandum, no FABC Entity has derived income from or operated a trade or business in any foreign country, state or locality.

(b) Payment of Taxes. All Taxes in respect of periods beginning before the date hereof (i) if due and payable, have been timely paid, (ii) if not yet due and payable, have an adequate reserve established therefor in accordance with FABC management’s estimate of the taxes owed and in accordance with GAAP as of the Closing Date or (iii) are being contested in good faith by an FABC Entity pursuant to appropriate proceedings which are being diligently pursued and an adequate reserve therefor has been established in accordance with GAAP, as set forth in Section 4.8(b) of the FABC Disclosure Memorandum. No FABC Entity has any Material Liability for Taxes in excess of the amounts so paid or reserves so established in accordance with (b)(i) or (b)(ii) above. Each FABC Entity has, within the time and manner prescribed by applicable Law, rules and regulations, withheld and paid over to the proper taxing or other governmental authorities all Taxes required to be withheld and paid over. Except (i) acts, events or omissions that are ordinary business activities, (ii) to the extent relating to income an FABC Entity receives after the Closing, or (iii) as set forth in Section 4.8(b) of the FABC Disclosure Memorandum, to the Knowledge of FABC, no acts, events or omissions have occurred on or before the Closing Date that would result in Material Taxes for which any FABC Entity is or may become liable that will apply in a period or a portion thereof beginning on or after the Closing Date.

(c) Audit History. Except as set forth in Section 4.8(c) of the FABC Disclosure Memorandum, there are no deficiencies for Taxes claimed, proposed or assessed that have not yet been fully and finally resolved and, if such resolution required payment of any Taxes, such payment has been made. Except as set forth in Section 4.8(c) of the FABC Disclosure Memorandum, there are no pending or, to FABC’s Knowledge or to First National’s Knowledge, threatened audits, investigations or claims for or relating to Taxes, and there are no matters under discussion with any taxing or other governmental authority with respect to Taxes, in each case, that, in the reasonable judgment of FABC and First National or their respective tax advisers, are likely to result in a Material additional amount of Taxes. Audits of federal, state, foreign and local returns for Taxes of any FABC Entity by the relevant taxing authorities within the past 5 years have been completed for each period set forth in Section 4.8(c) of the FABC Disclosure Memorandum. Except as set forth in Section 4.8(c) of the FABC Disclosure Memorandum, no extension of a statute of limitations relating to Taxes is in effect with respect to any FABC Entity.

(d) Tax Elections.

(1) All Material elections with respect to Taxes affecting any FABC Entity that are effective as of the date hereof are set forth in Section 4.8(d) of the FABC Disclosure Memorandum.

(2) No FABC Entity: (i) has agreed, or is required, to make any adjustment under § 481(a) of the Code that would be applicable to any taxable period ending after the Closing Date by reason of a change in accounting method or otherwise; (ii) has made an election or is required, to treat any Asset of any FABC Entity as owned by another person pursuant to the provisions of § 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before enactment of the Tax Reform Act of 1986, (iii) owns tax-exempt bond financed property within the meaning of § 168(g) of the Code, or (iv) owns tax-exempt use property within the meaning of § 168(h)(1) of the Code.

(e) Asset Liens. There are no Liens for Taxes (other than for current Taxes not yet due and payable) on any Assets of any FABC Entity.

(f) Tax Rulings/Binding Agreement. No FABC Entity has requested or received any ruling from any taxing authority, or signed any binding agreement with any taxing authority (including, without limitation, any advance pricing agreement), that would materially adversely affect the amount of Taxes after the Closing Date.

(g) Power of Attorney. Except as set forth in Section 4.8(g) of the FABC Disclosure Memorandum, there is no power of attorney currently in force granted by any FABC Entity relating to Taxes.

(h) Prior Affiliated Groups. Section 4.8(h) of the FABC Disclosure Memorandum lists all combined consolidated or unitary groups (other than the consolidated or unitary group of which FABC is the parent) of which each FABC Entity has been a member and which has filed a combined, consolidated or unitary return for federal, state, local or foreign tax purposes.

(i) Tax-Sharing Agreements. Except as set forth in Section 4.8(i) of the FABC Disclosure Memorandum, no FABC Entity is a party to a tax-sharing agreement or any similar arrangement.

(j) Existing Partnerships and Single Member LLCs. Except as set forth in Section 4.8(j) of the FABC Disclosure Memorandum, no FABC Entity (i) is subject to any joint venture, partnership or other agreement or arrangement which is treated as a partnership for federal income tax purposes, or (ii) owns a single member limited liability company which is treated as a disregarded entity.

(k) Parachute Payments. Except as set forth in Section 4.8(k) of the FABC Disclosure Memorandum, no FABC Entity has made or become obligated to make, or will, as a result of any event connected with the merger of FABC with CCBG or any other transaction contemplated herein, make or become obligated to make, any “excess parachute payment” as defined in § 280G of the Code.

(l) Balance of Intercompany Items. Except as set forth in Section 4.8(l) of the FABC Disclosure Memorandum, all items of income, gain, deduction or loss from an intercompany transaction will be taken into account as of the Closing Date under the matching and acceleration rules of Treas. Reg. § 1.1502-13.

(m) Debt or Stock of Acquiring Group. No FABC Entity owns any debt obligation of a CCBG Entity or any CCBG Capital Stock.

(n) Compliance with § 6038A. Each FABC Entity has complied with all applicable reporting and record-keeping requirements under § 6038A of the Code with respect to certain foreign-owned companies and transactions with certain related parties.

(o) FIRPTA. No FABC Entity is a “foreign person” as defined in § 1445(f)(3) of the Code.

(p) Permanent Establishment. No FABC Entity has, or has had, a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States of America and any such foreign country.

(q) Security for Tax-Exempt Obligations. None of the Assets of any FABC Entity directly or indirectly secures any debt, the interest on which is tax-exempt under § 103(a) of the Code.

(r) U.S. Real Property Holding Corporation. No FABC Entity is, or has been, a United States real property holding corporation (as defined in § 897(c)(2) of the Code) during the applicable period specified in § 897(c)(1)(A)(ii) of the Code.

(s) Unpaid Tax. The unpaid Taxes of each FABC Entity do not exceed the reserve for Taxes based upon FABC management’s estimates of the Taxes owed (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth or included in the most recent FABC Financial Statements as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of FABC.

(t) Tax Ownership. Each Asset with respect to which an FABC Entity claims depreciation, amortization or similar expense for Tax purposes is owned for Tax purposes by such FABC Entity.

(u) Timing Differences. No item of income or gain reported by any FABC Entity for financial accounting purposes in any pre-Closing period is required to be included in taxable income for a post-Closing period except to the extent that a reserve has been established on the books and financial statements of FABC to reflect timing differences between book and Tax income.

4.9 ALLOWANCE FOR POSSIBLE LOAN LOSSES. In the opinion of FABC management and First National management, the allowances for possible loan and lease credit losses (collectively, the “Allowance”) shown on the FABC Financial Statements immediately prior to the Effective Time will be, as of the date thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolio of the FABC Entities and other extensions of credit (including letters of credit) by the FABC Entities as of the dates thereof.

4.10 ASSETS.

(a) Except as disclosed in Section 4.10 of the FABC Disclosure Memorandum or as disclosed or reserved against in the FABC Financial Statements delivered prior to the date of this Agreement, each FABC Entity has good, marketable, and insurable title, free and clear of all Liens, to all of its Assets. All Material tangible properties used in the businesses of each FABC Entity are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with such FABC Entity’s past practices.

(b) All Assets which are Material to the business of either FABC or First National, held under leases or subleases by any FABC Entity, are held under valid Contracts enforceable by an FABC Entity and to the Knowledge of FABC or to the Knowledge of First National, as to the counterparty to such Contracts in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any such proceeding may be brought), there are no Material Defaults under such Contracts and no event(s) has occurred, which with the giving of notice or passage of time would cause such a Material Default to occur, and each such Contract is in full force and effect. Furthermore, none of the FABC Entities has received any notice that any FABC Entity is in, or will be in, Material Default under such Contracts.

(c) Each FABC Entity currently maintains insurance in amounts, scope, and coverage reasonably adequate to operate its business as presently conducted. None of the FABC Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $10,000, or in the aggregate $50,000, pending under such policies of insurance and no notices of claims in excess of such amounts have been given by FABC under such policies.

(d) The Assets of each FABC Entity include all Assets required to operate the business of the FABC Entities as presently conducted.

(e) Except as disclosed in Section 4.10(e) of the FABC Disclosure Memorandum, neither FABC nor any FABC Subsidiary holds any deposits or has made any loans to any individuals or related group of individuals which (i) in the case of deposits, individually or in the aggregate exceed $8 million, or (ii) in the case of loans, individually or in the aggregate exceed $3.5 million.

(f) There are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any real property owned or leased by any FABC Entity, including FABC’s and First National’s banking facilities and all other real estate or foreclosed properties and any improvements thereon (collectively, the “Real Property”), except as set forth in Section 4.10(f) of the FABC Disclosure Memorandum.

(g) Except as set forth in Section 4.10(g) of the FABC Disclosure Memorandum, there are no outstanding contracts for sale, options or rights of first refusal to purchase any Real Property or any portion thereof or interest therein.

(h) There are no parties (other than any FABC Entities) in possession of any Real Property, other than tenants under any leases disclosed in Section 4.10(h) of the FABC Disclosure Memorandum who are in possession of space to which they are entitled.

(i) Each real property owned or leased by any FABC Entities and which is used in the ordinary course of FABC’s or First National’s banking business is supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, sanitary sewer, and storm sewer, all of which services are adequate and are provided via public roads or via permanent, irrevocable, appurtenant easements benefiting such property.

(j) Except as set forth in the FABC Disclosure Memorandum, each real property owned or leased by FABC or First National and which is used in the ordinary course of FABC’s or First National’s banking business has direct vehicular access to a public road, or has access to a public road via permanent, irrevocable, appurtenant easements benefiting the parcel of real property.

4.11 INTELLECTUAL PROPERTY. Except as set forth in Section 4.11 of the FABC Disclosure Memorandum, each FABC Entity owns or has a license to use all of the Intellectual Property used by such FABC Entity in the course of its business. Each FABC Entity is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such FABC Entity in connection with such FABC Entity’s business operations, and such FABC Entity has the right to convey by sale or license any Intellectual Property so conveyed. Except as set forth in Section 4.11 of the FABC Disclosure Memorandum, no FABC Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of FABC threatened, which challenge the rights of any FABC Entity with respect to Intellectual Property used, sold or licensed by such FABC Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the Knowledge of FABC, the conduct of the business of any FABC Entity does not infringe any Intellectual Property of any other person. Except as disclosed in Section 4.11 of the FABC Disclosure Memorandum, no FABC Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 4.11 of the FABC Disclosure Memorandum, every officer, director, or employee of any FABC Entity is a party to a Contract which requires such officer, director or employee to assign any interest in any Intellectual Property to an FABC Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of any FABC Entity, and to the Knowledge of FABC or to the Knowledge of First National, no such officer, director or employee is party to any Contract with any Person other than any FABC Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than FABC or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than any FABC Entity. Except as disclosed in Section 4.11 of the FABC Disclosure Memorandum, no officer, director or, to the Knowledge of FABC or to the Knowledge of First National, any employee of any FABC Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any FABC Entity.

4.12 ENVIRONMENTAL MATTERS.

(a) Except as disclosed in Section 4.12(a) of the FABC Disclosure Memorandum, each FABC Entity, its Operating Properties and its Participation Facilities are and have been in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect.

(b) Except as disclosed in Section 4.12(b) of the FABC Disclosure Memorandum, there has not occurred, nor is there presently occurring, nor is there any basis for the occurrence of, any emission, release, discharge, spill, or disposal, or any threatened emission, release, discharge, spill, or disposal, of any Hazardous Material at, in, on, upon, about, into, beneath, adjacent to, or affecting (or potentially affecting) any respective current or former properties of any FABC Entity, or that of any of its Operating Properties or its Participation Facilities, that was caused by, contributed to, exacerbated by, or otherwise affected or adversely affected by (or potentially affected or adversely affected by), the acts or omissions of an FABC Entity or any of its Operating Properties or, to the Knowledge of FABC, its Participation Facilities, including, but not limited to, (i) in an amount requiring, or reasonably requiring, a notice, notification, or report to be made to a governmental agency or authority pursuant to Environmental Laws or (ii) in violation or noncompliance, or alleged violation or noncompliance, of Environmental Laws.

(c) Except as disclosed in Section 4.12(c) of the FABC Disclosure Memorandum, each FABC Entity, its Operating Properties and its Participation Facilities have not, at any time, generated, manufactured, processed, distributed, treated, stored, transported, used or handled or disposed of or arranged for the disposal of Hazardous Material at or upon: (i) any location other than a site lawfully permitted to receive such Hazardous Material or (ii) any site which, pursuant to any Environmental Laws, (x) has been placed on the National Priorities List or on its state equivalent or analog or on any other list of hazardous waste sites maintained by a governmental agency or authority, or (y) the United States Environmental Protection Agency or the relevant state agency or other governmental agency or authority has notified any FABC Entity or any of its Participation Facilities or Operating Properties that such governmental agency or authority has proposed or is proposing to place such site on the National Priorities List or on its state equivalent or analog or on any other list of hazardous waste sites maintained by a governmental agency or authority, nor is there any basis for the above.

(d) Except as disclosed in Section 4.12(d) of the FABC Disclosure Memorandum, there is no Litigation pending, or to the Knowledge of FABC and First National, threatened to occur, before any court, governmental agency or authority, or any other forum, in which any FABC Entity or any of its Operating Properties or, to the Knowledge of FABC, its Participation Facilities, has been or, with respect to threatened Litigation, may be named as a defendant or respondent (i) for violation or noncompliance, or alleged violation or noncompliance, with any Environmental Laws or (ii) relating to the emission, release, discharge, spill, or disposal or threatened emission, release, discharge, spill, or disposal of any Hazardous Material at, in, on, upon, about, into, beneath, adjacent to, or affecting (or potentially affecting) the environment, whether or not occurring at, in, on, into, upon, beneath, about, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any FABC Entity or any of its Operating Properties or Participation Facilities.

(e) Except as disclosed in Section 4.12(e) of the FABC Disclosure Memorandum, there are no non-compliance orders, warning letters, or notices of violation (collectively, “Notices”) pending, nor to the Knowledge of FABC and First National is there a basis for any Notices, before any court, governmental agency or authority, or any other forum, in which any FABC Entity or any of its Operating Properties or, to the Knowledge of FABC, its Participation Facilities, has been or, with respect to threatened Notices, may be named as a defendant or respondent (i) for violation or noncompliance, or alleged violation or noncompliance, with any Environmental Laws, or (ii) relating to the emission, release, discharge, spill, or disposal or threatened emission, release, discharge, spill, or disposal of any Hazardous Material at, in, on, upon, about, into, beneath, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any FABC Entity or any of its Operating Properties or Participation Facilities.

4.13 COMPLIANCE WITH LAWS. FABC is duly registered as a bank holding company under the BHC Act. Each FABC Entity has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect. Except as disclosed in Section 4.13 of the FABC Disclosure Memorandum, none of the FABC Entities:

(a) is in Default under or violation of any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments);

(b) is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect; or

(c) since January 1, 2001, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FABC Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any FABC Entity to enter into or Consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

Copies of all Material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to CCBG.

4.14 LABOR RELATIONS. No FABC Entity is the subject of any Litigation asserting that it or any other FABC Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other FABC Entity to bargain with any labor organization as to wages or conditions of employment, nor is any FABC Entity party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any FABC Entity, pending or threatened, or to the Knowledge of FABC or to the Knowledge of First National is there any activity involving any FABC Entity’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

4.15 EMPLOYEE BENEFIT PLANS.

(a) FABC and First National have listed in Section 4.15 of the FABC Disclosure Memorandum, and, in addition thereto, have delivered or made available to CCBG prior to the execution of this Agreement copies (and will continue to make same available to CCBG after execution and prior to Closing, where necessary) of any and all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, including any employment agreement which may itself contain such provisions, all payroll practices, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA (generally referred to as “Benefit Plans”), currently adopted, maintained by, participated in, sponsored in whole or in part by, or contributed to by FABC or ERISA Affiliate (as defined below) thereof for the benefit of FABC’s or any ERISA Affiliate’s employees, retirees, dependents, spouses, directors, independent contractors, or any other beneficiaries (collectively “Participants”) under which such Participants are eligible to participate or receive benefits (collectively, the “FABC Benefit Plans”). The FABC Benefit Plans documents delivered or made available to CCBG by FABC include true and complete copies of each plan, together with any amendments thereto, any trust agreements associated with an FABC Benefit Plan, together with any amendments thereto, any insurance or annuity contracts with respect to any FABC Benefit Plan, all corporate resolutions with respect to any FABC Benefit Plan, all summary plan descriptions with respect to any FABC Benefit Plan together with any amendments thereto, all Internal Revenue Service (“IRS”) Forms 5500 (or variations thereof) together with any Schedule B and any other attachment thereto filed with respect to any FABC Benefit Plan (for each of the three most recent plan years), all certified actuarial statements (for each of the three most recent plan years) with respect to any FABC Benefit Plan, any auditor’s reports (for each of the three most recent plan years) with respect to any FABC Benefit Plan, all agreements or Contracts entered into with any third party administrator or trustee with respect to any FABC Benefit Plan, and all agreements or contracts with any investment manager, investment advisor or third party administrator with respect to any FABC Benefit Plan. FABC will further provide CCBG with a list of each pension consultant, actuary, attorney, and accountant providing professional services with respect to any FABC Benefit Plan or the fiduciaries of any FABC Benefit Plan, as well as the location of all other records and the name of the individual responsible for such records with respect to any FABC Benefit Plan. Any of the FABC Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “FABC ERISA Plan.” Each FABC ERISA Plan that is also a “defined benefit plan” (as defined in Section 414(j) of the Code) is referred to herein as a “FABC Pension Plan.” No FABC Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

(b) Except as otherwise provided for in this Agreement or disclosed in Section 4.15(b) of the FABC Disclosure Memorandum, FABC, First National, their agents, the trustees and other fiduciaries of the FABC Benefit Plans have, at all times, complied in all Material respects in the aggregate with the applicable provisions of the FABC Benefit Plans, the Code and ERISA, including, but not limited to, COBRA, HIPAA (as those terms are defined below) and any applicable, similar state law, and with all agreements relating to the administration of such FABC Benefit Plans. Except as otherwise provided for or disclosed elsewhere in this Agreement, each FABC Benefit Plan has been administered and communicated to the Participants and beneficiaries in accordance with its provisions, and all required annual reports, filings, disclosures, or other communications, which have been required to be made to the Participants and beneficiaries, other employees, the IRS, the U.S. Department of Labor, or any other applicable governmental agency, in connection with each FABC Benefit Plan, pursuant to the Code, ERISA, or other applicable statute or regulation, have been made in a timely manner and no Liability has been incurred on account of delinquent or incomplete compliance or failure to comply with such requirements. All amendments and actions required to bring the FABC ERISA Plans into conformity in all Material respects with all of the applicable provisions of ERISA and other applicable Laws have been made or taken. Any bonding required with respect to any FABC Benefit Plan in accordance with applicable provisions of ERISA has been obtained and is in full force and effect. Each FABC ERISA Plan, which is intended to be qualified under Section 401(a) of the Code has heretofore received a favorable determination letter from the IRS, and neither FABC nor any ERISA Affiliate is aware of any circumstances likely to result in revocation of any such favorable determination letter(s); provided, however, that if such FABC ERISA Plan is in the form of a master plan, a prototype plan or a volume submitter plan, then the term “determination letter” includes a favorable opinion or advisory letter issued by the IRS to the submitter practitioner covering the underlying master plan, prototype plan or volume submitter plan, provided the requirements of Announcement 2001-77 (or its successors) are satisfied, which permit FABC and First National to rely on the determination letter issued to the submitter practitioner of such master plan, a prototype plan or a volume submitter plan.

(c) Except as disclosed in Section 4.15 of the FABC Disclosure Memorandum:

(1) There are no actions, suits, investigations, arbitrations, proceedings, or adverse Participant claims pending against any FABC Benefit Plan, against the Assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or, to the Knowledge of FABC and its Affiliates, against any agent or fiduciary of any FABC Benefit Plan with respect to the operation of such plans (other than routine benefit claims);

(2) Neither FABC nor any ERISA Affiliate or any disqualified person (as defined in Section 4975 of the Code) have engaged in a transaction with respect to any FABC Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject FABC, First National, their agents, the trustees or the other fiduciaries of the FABC Benefit Plans to a Tax imposed by either Section 4975 of the Code or any penalty under Section 502(i) of ERISA;

(3) There have been no governmental audits of any FABC Benefit Plan within the last six (6) years that have resulted in any penalties, fines, excise taxes, additional benefit accruals, and to the Knowledge of FABC and its Affiliates, there are no threatened or pending governmental audits as of the date hereof and as of the date of Closing; and

(4) No FABC Entity will issue any stock, stock options or amend or terminate any FABC Benefit Plan subsequent to the date of this Agreement without the written consent of CCBG except as may be necessary to honor any pre-existing contract or to maintain the qualification of such FABC Benefit Plan, in which case

 FABC shall promptly notify CCBG of such issuance, amendment or termination in writing prior to its implementation.

(d) No FABC Pension Plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions used for ongoing funding purposes, as set forth for such plan’s most recent actuarial valuation or upon termination of such plan and payment of accrued benefits using terminal funding annuities to satisfy accrued benefit obligations. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position of any FABC Pension Plan, (ii) no change in the actuarial assumptions with respect to any FABC Pension Plan, and (iii) no increase in benefits under any FABC ERISA Plan as a result of plan amendments or changes in applicable Law. Neither any FABC Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by FABC, or the single-employer plan of any entity which is considered one employer with FABC under Section 4001 of ERISA or Section 414 of the Code or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither FABC nor any ERISA Affiliate has any outstanding Liability under Section 4971 of the Code. FABC has not provided, nor is it required to provide, security to an FABC Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(e) Within the six-year period preceding the Effective Time, no Liability to the Pension Benefit Guaranty Corporation (“PBGC”) under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any FABC Entity with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of FABC or an ERISA Affiliate. Neither FABC nor any ERISA Affiliate has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any FABC Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof. All premiums due the PBGC with respect to any FABC Pension Plan have been paid.

(f) Except as disclosed in Section 4.15 of the FABC Disclosure Memorandum, neither FABC nor any ERISA Affiliate has any Liability for retiree health and life benefits under any of the FABC Benefit Plans and if there are any such plans, there are no restrictions on the rights of FABC or on any ERISA Affiliate to amend or terminate any such retiree health or benefit Plan without incurring any post-termination Liability thereunder (except for administrative costs and professional fees to terminate same).

(g) Except as provided for in this Agreement or as disclosed in Section 4.15 of the FABC Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, change of control, or otherwise) becoming due to any director or any employee of any FABC Entity under any FABC Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any FABC Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(h) Except as disclosed in Section 4.15 of the FABC Disclosure Memorandum, the actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any FABC Entity and respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Sections 401(a) and/or 412 of the Code or Section 302 of ERISA, have been fully reflected on the FABC Financial Statements to the extent required by and in accordance with GAAP.

(i) No Liability under any FABC Pension Plan has been funded or satisfied with the purchase of a contract from an insurance company that is not rated “A(Excellent)” or better by A.M. Best Company, Inc.

(j) Except as disclosed in Section 4.15 of the FABC Disclosure Memorandum, no stock or other security issued by any FABC Entity forms or has formed a part of the Assets of any FABC Benefit Plan.

(k) To the Knowledge of FABC or to the Knowledge of First National, neither FABC, First National, any FABC Benefit Plan nor any employee, administrator or agent thereof, is or has been in violation of the transaction code set rules enacted by HIPAA and codified at 42 U.S.C. §§ 1320d-1 to 1320d-3 or the HIPAA privacy rules under 45 C.F.R. Part 160 and subparts A and E of Part 164. No penalties have been imposed on FABC, First National, any FABC Benefit Plan, or any employee, administrator or agent thereof, under 42 U.S.C. § 1320d-5 or § 1320d-6 as enacted by HIPAA. For purposes of this Agreement, “COBRA” means the provision of Section 4980B of the Code and the regulations thereunder, and Part 6 of Subtitle B of Title I of ERISA and any regulations thereunder. “HIPAA” means provisions of the Code, ERISA, and Social Security Act as enacted by the Health Insurance Portability and Accountability Act of 1996, and any regulations thereunder.

4.16 MATERIAL CONTRACTS. Except as disclosed in Section 4.16 of the FABC Disclosure Memorandum or otherwise reflected in the FABC Financial Statements, none of the FABC Entities, nor any of their Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any FABC Entity or the guarantee by any FABC Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract which prohibits or restricts any FABC Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract between or among FABC Entities, (v) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and commercial “shrink-wrap” software licenses), (vi) any Contract relating to the provision of data processing, network communication, or other technical services to or by any FABC Entity, (vii) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract of less than $25,000), (viii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet which is a financial derivative Contract, and (ix) any other Contract or amendment thereto that would be required to be filed with any relevant Regulatory Authority as of the date of this Agreement (together with all Contracts referred to in Sections 4.10 and 4.15(a), the “FABC Contracts”). With respect to each FABC Contract and except as disclosed in Section 4.16 of the FABC Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no FABC

Entity is in Default thereunder in any Material respect or would be in Default thereunder in any Material respect as a result of this Agreement or the transaction contemplated herein; (iii) no FABC Entity has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of FABC or to the Knowledge of First National, in Default in any respect or has repudiated or waived any Material provision thereunder. Except as disclosed in Section 4.16 of the FABC Disclosure Memorandum, all of the indebtedness of any FABC Entity for money borrowed is prepayable at any time by such FABC Entity without penalty or premium and no FABC Entity has any obligation or Liability to any wholesale mortgage business or to any Affiliate of such Persons to purchase, fund or extend credit with respect to any loans, extensions of credit, mortgages, or any participation or other interest therein originated, brokered or referred by or through such Persons. Except as described in Section 4.16 of the FABC Disclosure Memorandum, all Contracts to which any FABC Entity is a party may be terminated by such FABC Entity and its successors and assigns without penalty, charge, liability or further obligation.

4.17 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of FABC or to the Knowledge of First National, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any FABC Entity or any FABC Benefit Plan, or against any director or employee of any FABC Entity, in their capacity as such, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FABC Entity. Section 4.17 of the FABC Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any FABC Entity is a party and which names any FABC Entity as a defendant or cross-defendant or for which any FABC Entity has any potential Liability.

4.18 REPORTS. Except as set forth in Section 4.18 of the FABC Disclosure Memorandum, since January 1, 2001, or the date of organization if later, each FABC Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all Material respects with all applicable Laws. As of its respective date, each such report and document did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.19 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any FABC Entity or any Affiliate thereof to CCBG pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any FABC Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by CCBG with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any FABC Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to FABC shareholders in connection with the Shareholders’ Meeting, and none of the information contained in any other documents to be filed by any FABC Entity or any Affiliate thereof with the SEC or any other

Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of FABC, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that any FABC Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

4.20 ACCOUNTING, TAX, AND REGULATORY MATTERS. No FABC Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

4.21 STATE TAKEOVER LAWS. Each FABC Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws (collectively, “Takeover Laws”), including Sections 607.0901 and 607.0902 of the FBCA.

4.22 CHARTER PROVISIONS. Each FABC Entity has taken all action so that the entering into of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any FABC Entity or restrict or impair the ability of CCBG or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any FABC Entity that may be directly or indirectly acquired or controlled by them. This Agreement and the transactions contemplated herein will not trigger any supermajority voting provisions under the Articles of Incorporation, Bylaws, or other governing instruments of any FABC Entity.

4.23 OPINION OF FINANCIAL ADVISOR. FABC has received the opinion of SunTrust Robinson Humphrey, dated the date that the FABC Board of Directors approved this Agreement, to the effect that the consideration to be received in the Mergers by the holders of FABC Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to CCBG.

4.24 BOARD RECOMMENDATION. The Board of Directors of FABC, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, taken together, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of FABC Common Stock approve this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CCBG

CCBG hereby represents and warrants to FABC and First National as follows:

5.1 ORGANIZATION, STANDING, AND POWER. CCBG is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Material Assets. CCBG is duly qualified or licensed to transact business in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect.

5.2 AUTHORITY OF CCBG; NO BREACH BY AGREEMENT.

(a) CCBG has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CCBG, subject to receipt of the requisite Consents referred to in Section 8.1(b). This Agreement represents a legal, valid, and binding obligation of CCBG, enforceable against CCBG in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by CCBG, nor the consummation by CCBG of the transactions contemplated hereby, nor compliance by CCBG with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of CCBG’s Articles of Incorporation or Bylaws, or (ii) subject to receipt of the requisite Consents referred to Section 8.1(b), constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any CCBG Entity under, any Contract or Permit of any CCBG Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any CCBG Entity or any of their respective Material Assets (including any CCBG Entity or any FABC Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any CCBG Entity or any FABC Entity being reassessed or revalued by any taxing authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the PBGC with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by CCBG of the Mergers and the other transactions contemplated in this Agreement.

5.3 CAPITAL STOCK.

(a) The authorized capital stock of CCBG consists of (i) 90,000,000 shares of CCBG Common Stock, of which 14,162,048 shares are issued and outstanding as of the date of this Agreement, and (ii) 3,000,000 shares of CCBG Preferred Stock, none of which is issued and outstanding. All of the issued and outstanding shares of CCBG Capital Stock are, and all of the shares of CCBG Common Stock to be issued in exchange for shares of FABC Common Stock upon consummation of the Mergers, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the FBCA. None of the outstanding shares of CCBG Capital Stock has been, and none of the shares of CCBG Common Stock to be issued in exchange for shares of FABC Common Stock upon consummation of the Mergers will be, issued in violation of any preemptive rights of the current or past shareholders of CCBG.

(b) Except as set forth in Section 5.3(a), or as provided pursuant to the CCBG Stock Plans, or as disclosed in Section 5.3 of the CCBG Disclosure Memorandum, there are no shares of capital stock or other equity securities outstanding and no outstanding Equity Rights relating to the CCBG Capital Stock.

5.4 CCBG SUBSIDIARIES. CCBG has disclosed in Section 5.4 of the CCBG Disclosure Memorandum all of its Significant Subsidiaries as of the date of this Agreement that are corporations and all of the CCBG Subsidiaries that are general or limited partnerships or other non-corporate entities. Each CCBG Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.5 SEC FILINGS; FINANCIAL STATEMENTS.

(a) CCBG has timely filed and made available to FABC all SEC Documents required to be filed by CCBG since December 31, 2001 (the “CCBG SEC Reports”). The CCBG SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such CCBG SEC Reports or necessary in order to make the statements in such CCBG SEC Reports, in light of the circumstances under which they were made, not misleading.

(b) Each of the CCBG Financial Statements (including, in each case, any related notes) contained in the CCBG SEC Reports, including any CCBG SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all Material respects the consolidated financial position of CCBG and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

5.6 ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in the CCBG Disclosure Memorandum, no CCBG Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of CCBG as of December 31, 2003, included in the CCBG Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. Except as disclosed in the CCBG Disclosure Memorandum, no CCBG Entity has incurred or paid any Liability since December 31, 2003, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2003, except as disclosed in the CCBG Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the CCBG Disclosure Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect, and (ii) the CCBG Entities have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of CCBG provided in Article 6.

5.8 ALLOWANCE FOR POSSIBLE LOAN LOSSES. In the opinion of management of CCBG, the Allowance shown on the consolidated balance sheets of CCBG included in the most recent CCBG Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of CCBG included in the CCBG Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the CCBG Entities and other extensions of credit (including letters of credit) by the CCBG Entities as of the dates thereof.

5.9 INTELLECTUAL PROPERTY. Each CCBG Entity owns or has a license to use all of the Intellectual Property used by such CCBG Entity in the course of its business. Each CCBG Entity is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such CCBG Entity in connection with such CCBG Entity’s business operations, and such CCBG Entity has the right to convey by sale or license any Intellectual Property so conveyed. No CCBG Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of CCBG threatened, which challenge the rights of any CCBG Entity with respect to Intellectual Property used, sold or licensed by such CCBG Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the CCBG Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.6 of the CCBG Disclosure Memorandum, no CCBG Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.9 of the CCBG Disclosure Memorandum, every officer, director, or employee of any CCBG Entity is a party to a Contract which requires such officer, director or employee to assign any interest in any Intellectual Property to a CCBG Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a CCBG Entity, and to the Knowledge of CCBG, no such officer, director or employee is party to any Contract with any Person other than a CCBG Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a CCBG Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a CCBG Entity. Except as disclosed in Section 5.9 of the CCBG Disclosure Memorandum, no officer, director or, to the Knowledge of CCBG, any employee of any CCBG Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any CCBG Entity.

5.10 COMPLIANCE WITH LAWS. CCBG is duly registered as a financial holding company under the BHC Act. Each CCBG Entity has in effect all Permits necessary for it to own, lease or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect. Except as disclosed in Section 5.10 of the CCBG Disclosure Memorandum, none of the CCBG Entities:

(a) is in Default under its Articles of Incorporation or Bylaws (or other governing instruments); or

(b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect; or

(c) since January 1, 2001, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any CCBG Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect, (ii) threatening to revoke any Permits, or (iii) requiring any CCBG Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

5.11 LEGAL PROCEEDINGS. Except as disclosed in Section 5.11 of the CCBG Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of CCBG, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any CCBG Entity or employee benefit plan of any CCBG Entity, or against any director or employee of any CCBG Entity, in their capacity as such, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any CCBG Entity, that are reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect.

5.12 REPORTS. Since January 1, 2001, or the date of organization if later, each CCBG Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a CCBG Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws. As of its respective date, each such report and document did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.13 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument or other writing furnished or to be furnished by any CCBG Entity or any Affiliate thereof to FABC pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any CCBG Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by CCBG with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any CCBG Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to the shareholders of FABC in connection with the Shareholders’ Meeting, and none of the information contained in any other documents to be filed by any CCBG Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of FABC, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that any CCBG Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

5.14 ACCOUNTING, TAX AND REGULATORY MATTERS. No CCBG Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section. All Tax Returns required under applicable Law to be filed by or on behalf of any of the CCBG Entities through the date hereof have been timely filed, and all such Tax Returns filed are complete and accurate in all Material respects. All Taxes due and owing by any CCBG Entity (whether or not shown on Tax Returns) have been paid. As of the date of this Agreement, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the most recent CCBG Financial Statements delivered prior to the date of this Agreement and as disclosed in Section 5.14 of the CCBG Disclosure Memorandum. Provision for Taxes due or to become due for any of the CCBG Entities for the period or periods through and including the day of the respective CCBG Financial Statements has been made and is reflected on such CCBG Financial Statements and is sufficient to cover all such Taxes.

ARTICLE 6

CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1 AFFIRMATIVE COVENANTS OF FABC AND FIRST NATIONAL. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of CCBG shall have been obtained, and except as otherwise expressly contemplated herein, FABC and First National shall operate their businesses only in the usual, regular and ordinary course, and in a manner designed to preserve intact their business organizations and Assets and maintain their rights and franchises, and shall take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 8.1(b) or 8.1(c), or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

6.2 NEGATIVE COVENANTS OF FABC AND FIRST NATIONAL. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of CCBG shall have been obtained, and except as otherwise expressly contemplated herein, each of FABC and First National covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a) amend the Articles of Incorporation, Bylaws or other governing instruments of any FABC Entity, except as expressly contemplated by this Agreement; or

(b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a FABC Entity to another FABC Entity) in excess of an aggregate of $25,000 (for the FABC Entities on a consolidated basis) except in the ordinary course of the business of FABC Subsidiaries consistent with past practices (which shall include, for FABC Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any FABC Entity of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the FABC Disclosure Memorandum); or

(c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under FABC Benefit Plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any FABC Entity, or except as consistent with past practice, declare or pay any dividend or make any other distribution in respect of FABC Capital Stock or First National Capital Stock; or

(d) except for this Agreement or as disclosed in Section 6.2(d) of the FABC Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of FABC Common Stock or any other capital stock of any FABC Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

(e) adjust, split, combine or reclassify any capital stock of any FABC Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of FABC Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any FABC

 Subsidiary (unless any such shares of stock are sold or otherwise transferred to another FABC Entity) or (y) any Asset having a book value in excess of $25,000 other than in the ordinary course of business for reasonable and adequate consideration; or

(f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of one year or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned FABC Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by a depository Subsidiary solely in its fiduciary capacity; or

(g) (1) make any new loans or extensions of credit or renew, extend or renegotiate any existing loans or extensions of credit (i) with respect to properties or businesses outside of the current market area for First National or to borrowers whose principal residence is outside of the current market area for First National, (ii) that are unsecured in excess of $100,000, or (iii) that are secured in excess of $300,000; (2) purchase or sell (except for sales of single family residential first mortgage loans in the ordinary course of FABC’s or First National’s business for fair market value) any whole loans, leases, mortgages or any loan participations or agented credits or other interest therein, or (3) renew or renegotiate any loans or credits that are on any watch list and/or are classified or special mentioned or take any similar actions with respect to collateral held with respect to debts previously contracted or other real estate owned, except pursuant to safe and sound banking practices and with prior disclosure to CCBG; provided, however, that FABC or First National may, without the prior notice to or written consent of CCBG, renew or extend existing credits on substantially similar terms and conditions as present at the time such credit was made or last extended, renewed or modified, for a period not to exceed one year and at rates not less than market rates for comparable credits and transactions and without any release of any collateral except as any FABC Entity is presently obligated under existing written agreements kept as part of such FABC Entity’s official records; or

(h) grant any increase in compensation or benefits to the employees or officers of any FABC Entity, except in accordance with past practice as disclosed in Section 6.2(h) of the FABC Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to plans, written policies or written Contracts in effect on the date of this Agreement as disclosed in Section 6.2(h) of the FABC Disclosure Memorandum; enter into or amend any severance agreements with officers of any FABC Entity; grant any increase in fees or other increases in compensation or other benefits to directors of any FABC Entity except in accordance with past practice disclosed in Section 6.2(h) of the FABC Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits or other Equity Rights; or

(i) enter into or amend any employment Contract between any FABC Entity and any Person (unless such amendment is required by Law) that such FABC Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(j) adopt any new FABC Benefit Plan or terminate or withdraw from, or make any Material change in or to, any existing FABC Benefit Plan other than any such change that is required by Law or this Agreement or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such FABC Benefit Plans, except as required by Law, the terms of such plans or consistent with past practice; or

(k) make any significant change in any Tax or accounting methods or estimates or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

(l) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any FABC Entity for Material money damages or restrictions upon the operations of any FABC Entity; or

(m) except in the ordinary course of business and as expressly permitted in Section 6.2(g), enter into, modify, amend or terminate any Material Contract calling for payments exceeding $25,000 or waive, release, compromise or assign any Material rights or claims.

6.3 COVENANTS OF CCBG. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of FABC shall have been obtained, and except as otherwise expressly contemplated herein, CCBG covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the CCBG Capital Stock and the business prospects of the CCBG Entities and to the extent consistent therewith use all reasonable efforts to preserve intact the CCBG Entities’ core businesses and goodwill with their respective employees and the communities they serve, and (b) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 8.1(b) or 8.1(c), or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any CCBG Entity from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of CCBG, desirable in the conduct of the business of CCBG and its Subsidiaries. CCBG further covenants and agrees that it will not amend or agree or commit to amend or permit any of its Subsidiaries to amend or agree or commit to amend, without the prior written consent of FABC, which consent shall not be unreasonably withheld, the Articles of Incorporation or Bylaws of CCBG, in each case, in any manner adverse to the holders of FABC Common Stock as compared to the rights of holders of CCBG Common Stock generally as of the date of this Agreement.

6.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect or a CCBG Material Adverse Effect, as applicable, or (ii) would cause or constitute a breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

6.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present in all Material respects the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

6.6 TAXES.

(a) Actions Prior to Closing.

(1) Termination of Existing Tax-Sharing Agreements. All tax-sharing agreements or similar arrangements involving an FABC Entity or to which an FABC Entity is a party shall be terminated with respect to such FABC Entity before the Closing Date, and, after the Closing Date, such FABC Entity shall not be bound thereby or have any Liability thereunder.

(2) Tax Elections. No new elections, and no changes in current elections, with respect to Taxes affecting any FABC Entity shall be made after the date of this Agreement without the prior written consent of CCBG, if such election or change would have the effect of increasing the Tax Liability of any FABC Entity for any period after the Closing Date.

(3) Tax Certificates. FABC shall provide CCBG, on or before the Closing Date, with (i) all forms, certificates and/or other instruments required in connection with the transfer and recording taxes and charges arising from the transactions contemplated by this Agreement, together with evidence satisfactory to CCBG that such transfer taxes and charges have been paid in full by FABC, and (ii) a clearance certificate or similar documents which may be required by any state taxing authority to relieve CCBG of any obligation to withhold any portion of payments to FABC pursuant to this Agreement.

(4) Access to Books and Records. Between the date of the Agreement and the Closing Date, FABC and First National shall give CCBG and its authorized representatives reasonable access to all books, records and returns of each FABC Entity and have its personnel and accountants available during normal business hours to respond to reasonable requests of CCBG and its authorized representatives.

(b) Filing of Tax Returns.

(1) FABC shall prepare and timely file all Tax returns for all periods ending on or before the Closing Date. All such returns shall be prepared in accordance with past practice (unless a contrary position is required by Law) as to elections and accounting practices to the extent any position taken in such returns may affect the Tax Liability of FABC after the Closing. FABC shall discharge all tax liabilities shown on such returns. In connection with preparation of such returns, FABC shall prepare books and working papers (including a closing of the books as of the Closing Date) which shall clearly demonstrate the income and activities of each FABC Entity for the period ending on the Closing Date. FABC shall provide a copy of such returns to CCBG for its review at least 20 days before the filing of such returns. FABC shall not file any amended return for a period ending on or before the Closing without CCBG’s written consent (which consent shall not be unreasonably withheld or delayed) if the filing of any such amended return may affect the Tax Liability of any FABC Entity or for which CCBG is or may become liable.

(2) CCBG shall prepare and timely file all Tax returns with respect to FABC other than the Tax returns referred to in Section 6.6(b)(1)above, that are required to be filed after the Closing, and shall duly and timely pay Taxes due on such Tax returns.

(c) Carryovers and Carrybacks. For purposes of this Section, Tax or Taxes shall include the amount of Taxes which would have been paid but for the application of any credit or net operating or capital loss deduction attributable to periods beginning after the Closing Date or to any Post-Closing Partial Period.

(d) Allocation Between Partial Periods. Any Taxes for any period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) shall be apportioned between the Pre-Closing Partial Period and the Post-Closing Partial Period, based, in the case of real and personal property Taxes, on a per diem basis and, in the case of other Taxes (including, without limitation, income Taxes and Taxes in lieu of income Taxes), on the actual activities, taxable income or taxable loss of FABC during such Pre-Closing Partial Period and such Post-Closing Partial Period, based on a closing of the books as of the close of business on the Closing Date. FABC shall not be permitted to carry out any transaction outside the ordinary course of its trade or business on the Closing Date after the Closing (other than the transactions expressly permitted by this Agreement). “Pre-Closing Partial Period” shall mean the portion of the Straddle Period up to and including the Closing Date, and “Post-Closing Partial Period” shall mean the portion of the Straddle Period following the Closing Date.

(e) Control of Post-Closing Audits and Other Proceedings. FABC shall cause Jerry M. Smith to deliver to CCBG upon the execution of this Agreement a letter agreement, substantially in the form of Exhibit 2.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1 REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER APPROVAL. As soon as reasonably practicable after execution of this Agreement, at a date determined by CCBG in its sole discretion, CCBG shall prepare and file the Registration Statement with the SEC, and shall use its reasonable best efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of CCBG Common Stock upon consummation of the Mergers. FABC and First National shall each cooperate in the preparation and filing of the Registration Statement and shall each furnish all information concerning it and the holders of its capital stock as CCBG may reasonably request in connection with such action. FABC shall call a Shareholders’ Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders’ Meeting, (i) CCBG shall prepare and file with the SEC the Registration Statement which shall contain the Proxy Statement and FABC shall mail such Proxy Statement to the FABC shareholders, (ii) FABC shall furnish to CCBG all information concerning FABC that CCBG may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of FABC shall recommend to FABC shareholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of FABC shall use their reasonable efforts to obtain such shareholders’ approval. CCBG and FABC shall make all necessary filings with respect to the Mergers under the Securities Laws.

7.2 NASDAQ LISTING. CCBG shall use its reasonable best efforts to list, prior to the Effective Time, on the Nasdaq National Market the shares of CCBG Common Stock to be issued to the holders of FABC Common Stock pursuant to the Holding Company Merger, and CCBG shall give all notices and make all filings with the NASD required in connection with the transactions contemplated herein.

7.3 APPLICATIONS. CCBG shall promptly prepare and file, and FABC and First National shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

7.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, CCBG shall execute and file, in connection with the Closing, the Articles of Merger, or such other required filings to effectuate the Mergers, with the Secretary of State of the State of Florida.

7.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude any Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.6 INVESTIGATION AND CONFIDENTIALITY.

(a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Mergers.

(b) Prior to the Effective Time, FABC and First National shall permit and allow CCBG to make or cause to be made, at CCBG’s own expense, such investigation(s) of the business and properties of FABC and its Subsidiaries, and of their respective financial and legal conditions, as CCBG reasonably requests, provided that such investigation(s) shall be reasonably related to the transactions contemplated hereby. In order to perform or to conduct any such investigation(s) described in this Section 7.6(b), or as permitted in Section 7.20, FABC and First National shall grant CCBG the right to gain reasonable access to the businesses and properties of each FABC Entity. No investigations by a Party shall affect the representations and warranties of the other Party.

(c) If any investigation(s) of CCBG conducted pursuant to Section 7.6(b) results in a finding of an event or circumstance that has had or is reasonably likely to have an FABC Material Adverse Effect (an “Adverse Finding”), CCBG shall have the right, but not the obligation (unless required by Section 7.6(f)), to elect to identify and describe in writing to FABC such Adverse Finding and to request its correction, cure, or other resolution, to CCBG’s complete satisfaction (which CCBG shall in good faith determine in its sole discretion), within a specific period of time. Any such action taken by CCBG pursuant to the foregoing sentence (1) shall not waive CCBG’s right to terminate this Agreement and abandon the Mergers without penalty and at any time before the Closing Date pursuant to Section 9.1(h), provided FABC fails to cure the Adverse Finding to CCBG’s satisfaction in the time granted to FABC, and (2) shall not, in any way, act as a waiver as to any other right(s) granted to CCBG pursuant to this Agreement.

(d) In addition to the Parties’ respective obligations under the Confidentiality Agreement, which are hereby reaffirmed and incorporated by reference herein, each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. In the event that a Party is required by applicable Law or valid court process to disclose any such confidential information, then such Party shall provide the other Party with prompt written notice of any such requirement so that the other Party may seek a protective Order or other appropriate remedy and/or waive compliance with this Section 7.6. If in the absence of a protective Order or other remedy or the receipt of a waiver by the other Party, a Party is nonetheless, in the written opinion of counsel, legally compelled to disclose any such confidential information to any tribunal or else stand liable for contempt or suffer other censure or penalty, a Party may, without Liability hereunder, disclose to such tribunal only that portion of the confidential information which such counsel advises such Party is legally required to be disclosed, provided that such disclosing Party uses its best efforts to preserve the confidentiality of such confidential information, including without limitation, by cooperating with the other Party to obtain an appropriate protective Order or other reliable assurance that confidential treatment will be accorded such confidential information by such tribunal. If this Agreement is terminated prior to the Effective Time, upon written request of the other Party, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(e) FABC shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons, if any, which were considering an Acquisition Proposal with respect to any FABC Entity to preserve the confidentiality of the information relating to such FABC Entity provided to such Persons and their Affiliates and Representatives.

(f) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have an FABC Material Adverse Effect or a CCBG Material Adverse Effect, as applicable; provided, that, as applied to any obligations of CCBG, CCBG shall be governed by the provisions of Section 7.6(c).

(g) Upon request of CCBG, FABC and First National shall request within 10 days of the date thereof, that all third parties that received confidential information regarding FABC or any of its Subsidiaries within the last 12 months in connection with a possible sale or merger transaction involving FABC or any of its Subsidiaries promptly return such confidential information to FABC or First National.

7.7 PRESS RELEASES. Prior to the Effective Time, FABC, First National and CCBG shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

7.8 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, no FABC Entity nor any Affiliate thereof nor any Representatives thereof retained by any FABC Entity shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent the Board of Directors of FABC reasonably determines in good faith, based and relying upon a written opinion from its outside counsel, that the failure to take such actions would constitute a breach of fiduciary duties of the members of such Board of Directors to FABC’s shareholders under applicable Law, no FABC Entity or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any discussions or Contract with respect to, any Acquisition Proposal, but FABC may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations. FABC and First National shall promptly advise CCBG following the receipt of any Acquisition Proposal and the details thereof, and advise CCBG of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof. FABC and First National shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, (ii) direct and use its reasonable best efforts to cause all of its Affiliates and Representatives not to engage in any of the foregoing, and (iii) use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any such activities, discussions, negotiations or Acquisition Proposal. FABC and First National will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence of this Section 7.8 of the obligations undertaken in this Section 7.8.

7.9 ACCOUNTING AND TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Mergers, and to use its reasonable efforts to take no action which would cause the Mergers not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes.

7.10 STATE TAKEOVER LAWS. Each FABC Entity and its Affiliates shall take the necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law, including Sections 607.0901 and 607.0902 of the FBCA.

7.11 CHARTER PROVISIONS. Each FABC Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any FABC Entity or restrict or impair the ability of

CCBG or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any FABC Entity that may be directly or indirectly acquired or controlled by them.

7.12 FABC AND FIRST NATIONAL MEETINGS. Each FABC Entity shall give CCBG prior notice of each meeting or proposed action by any of their respective Board of Directors and/or committees, including a description of any matters to be discussed and/or acted upon, and shall within a reasonable period of time after each such meeting occurs provide CCBG copies of all Minutes of each such meeting, except portions of the Minutes discussing the transactions contemplated herein that present conflict of interest and/or confidentiality issues.

7.13 AGREEMENT OF AFFILIATES. FABC has disclosed in Section 7.13 of the FABC Disclosure Memorandum all Persons whom it reasonably believes is an “affiliate” of FABC for purposes of Rule 145 under the 1933 Act. FABC shall cause each such Person to deliver to CCBG upon the execution of this Agreement a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of FABC Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of CCBG Common Stock to be received by such Person upon consummation of the Mergers except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. CCBG shall be entitled to place restrictive legends upon certificates for shares of CCBG Common Stock issued to affiliates of FABC pursuant to this Agreement to enforce the provisions of this Section 7.13; provided that CCBG removes such legends at the appropriate time. CCBG shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of CCBG Common Stock by such affiliates.

7.14 EMPLOYEE BENEFITS AND CONTRACTS.

(a) Following the Effective Time, CCBG shall provide generally to officers and employees of the FABC Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of CCBG Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the CCBG Entities to their similarly situated officers and employees. CCBG shall waive any pre-existing condition exclusion under any employee health plan for which any employees and/or officers and dependents are covered by FABC plans as of Closing, to the extent that (i) such pre-existing condition was covered under the corresponding plan maintained by the FABC Entity and (ii) the individual affected by the pre-existing condition was covered by the FABC Entity’s corresponding plan on the date which immediately precedes the Effective Time, provided further, however, that any portion of a pre-existing condition exclusion period imposed by a CCBG employee health plan shall not be enforced to the extent it exceeds in duration any corresponding provision in effect under an FABC Benefit Plan immediately prior to Closing. In addition, CCBG shall credit employees of any FABC Entity for amounts paid under FABC Benefit Plans for the applicable plan year that contains the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket limitations under CCBG health plans. For purposes of participation and vesting (but not benefit accrual) under CCBG’s employee benefit plans, the service of the employees of any FABC Entity prior to the Effective Time shall be treated as service with a CCBG Entity participating in such employee benefit plans. For purposes of participation and vesting (but not benefit accrual) under CCBG’s vacation policy, the service of the employees of the FABC Entities prior to the Effective Time shall be treated as service with a CCBG Entity subject to such policy.

(b) Jerry M. Smith shall enter into a three year employment agreement with CCBG in the form attached hereto as Exhibit 4 (the “Executive Employment Agreement”).

(c) Subject to compliance with applicable Laws and the absence of any Material Adverse Effect upon CCBG or any FABC Benefit Plans or CCBG Benefit Plans, FABC shall prior to Closing take such actions as are necessary to terminate each FABC Benefit Plan (other than the Executive Indexed Salary Continuation Plan, by and between Jerry M. Smith and First National Bank of Alachua, dated June 1, 1995 (the “Executive Indexed Salary Continuation Plan”), the Endorsement Method Split Dollar Plan Agreement, dated June 1, 1995, and the First National Bank of Alachua 401(k) Profit Sharing Plan (the “Alachua 401(k) Plan”)) and to distribute all benefits attributable thereto as soon as administratively feasible.

7.15 ALACHUA 401(K) PLAN QUALIFICATION.

(a) First National, as the sponsor of the Alachua 401(k) Plan, and Jerry M. Smith, as co-trustee of the Alachua 401(k) Plan, shall take all actions reasonably necessary prior to the Closing Date to submit a proper application to the IRS pursuant to the Employee Plans Compliance Resolution System (“EPCRS Application”) as set forth in Revenue Procedure 2003-44 (or successor guidance) that will contain a reasonable proposal to address the matters described in Section 4.15 of the FABC Disclosure Memorandum so as to obtain IRS approval of such corrections thereto.

It is understood and agreed that such corrections may, if necessary, be made after the Closing Date and that such IRS approval may be obtained after the Closing Date. Jerry M. Smith, as co-trustee of the Alachua 401(k) Plan, shall consult with CCBG and CCBG’s legal counsel prior to taking any such actions, shall obtain CCBG and CCBG’s legal counsel’s prior approval in connection with any IRS or PBGC submissions, communications, filings, or applications, and shall provide CCBG at Closing with documentation of the actions ultimately implemented.

(b) CCBG, FABC, First National, and Jerry M. Smith, as co-trustee of the Alachua 401(k) Plan, expressly agree that, at all times subsequent to Closing, all Participants in the Alachua 401(k) Plan shall make all elective deferrals exclusively to the Capital City Bank Group, Inc. 401(k) Plan. Upon approval by the IRS of the EPCRS Application, CCBG, in its sole discretion, may elect to (x) freeze the Alachua 401(k) Plan; (y) terminate the Alachua 401(k) Plan; or (z) merge the Alachua 401(k) Plan with the Capital City Bank Group, Inc. 401(k) Plan as a successor plan. Prior to the Closing, First National may continue to pay in the ordinary course the reasonable fees and expenses relating to the administration of the Alachua 401(k) Plan, subject, however, to the provisions of this Agreement relating to certain 401(k) Plan Liabilities and any Corrections required pursuant to the EPCRS Application. After the Closing, CCBG will pay in the ordinary course all reasonable fees and expenses relating to the administration of the Alachua 401(k) Plan, subject, however, to the provisions of this Agreement relating to certain Alachua 401(k) Plan Liabilities and any Corrections required pursuant to the EPCRS Application. FABC and First National have described in Section 7.15(b) of the FABC Disclosure Memorandum the fees and expenses that First National has paid to service providers relating to the Alachua 401(k) Plan.

(c) CCBG, FABC, First National, and Jerry M. Smith, as co-trustee of the Alachua 401(k) Plan, expressly agree that, at all times subsequent to the execution of this Agreement, no stock or other security issued by any FABC Entity or CCBG Entity held in the Alachua 401(k) Plan shall be withdrawn or transferred by any Participant until CCBG, in its sole discretion, determines that the terms of the IRS compliance statement pursuant to the EPCRS Application have been met.

(d) With respect to the EPCRS Application, First National, and subsequent to Closing, CCBG, shall pay all fees and expenses, including all legal fees of counsel to First National, accounting fees, filing fees, and application fees, subject to the indemnification provisions in the letter agreement, which is attached to this Agreement substantially in the form of Exhibit 2; provided, however, that to the extent the IRS or any other governmental agency or applicable Law (i) prohibits any FABC Entity or CCBG Entity from paying such fees and expenses; or (ii) deems such amount to be penalties, Jerry M. Smith, individually, shall pay all fees and expenses, including all legal fees, accounting fees, filing fees, and application fees.

(e) Jerry M. Smith, to the extent Mr. Smith has direct control over the implementation of corrections set forth in the IRS compliance statement, and the then sponsor of the Alachua 401(k) Plan shall be responsible for timely and properly implementing the corrections set forth in the IRS compliance statement pursuant to the EPCRS Application, subject to the indemnification provisions in the letter agreement, which is attached to this Agreement substantially in the form of Exhibit 2.

(f) FABC shall cause Jerry M. Smith to deliver to CCBG upon execution of this Agreement a letter agreement, substantially in the form of Exhibit 2.

7.16 INDEMNIFICATION.

(a) With respect to all claims brought during the period of three (3) years after the Effective Time, CCBG shall indemnify, defend and hold harmless the present and former directors, officers and employees of FABC and First National (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers or employees of FABC and First National or, at FABC’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Florida Law. Notwithstanding the foregoing, with respect to all losses, Liabilities, damage, costs, claims, and expenses related to Alachua 401(k) Plan Liabilities, no CCBG Entity shall indemnify, defend or hold harmless the present and former trustees of the Alachua 401(k) Plan, including Jerry M. Smith and Frank Bevis. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between CCBG and the Indemnified Party.

(b) CCBG shall, to the extent available, (and FABC and First National shall cooperate prior to the Effective Time in these efforts) maintain in effect for a period of three years after the Effective Time directors’ and officers’ liability insurance with respect to claims arising from facts or events which occurred up to twelve (12) months prior to the Effective Time and covering the Indemnified Parties; provided, that CCBG shall not be obligated to make aggregate premium payments for such three-year period in respect of such an insurance policy (or coverage replacing such a policy) which exceed $45,000 for the portion related to FABC’s and First National’s directors and officers.

(c) Promptly after receipt by an Indemnified Party of notice of any complaint or the commencement of any action or proceeding with respect to which indemnification is being sought hereunder, such party will notify the indemnifying party in writing of such complaint or of the commencement of such action or proceeding. A failure to notify the indemnifying party will not relieve the indemnifying party from any Liability it may have hereunder or otherwise, except to the extent that such failure materially prejudices the indemnifying party’s rights or its ability to defend against such complaint, action or proceeding. If the indemnifying party so elects or is requested by such Indemnified Party, it will assume the defense of such action or proceeding, including the employment of counsel (which may be counsel to the indemnifying party) reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that such Indemnified Party reasonably determines in its judgment that having common counsel would present such counsel with a conflict of interest or if the indemnifying party fails to assume the defense of the action or proceeding in a timely manner, then such Indemnified Party may employ separate counsel to represent or defend it in any such action or proceeding and the indemnifying party will pay the fees and disbursements of such counsel; provided, however, that the indemnifying party will not be required to pay the fees and disbursements of more than one separate counsel for all indemnified parties in any jurisdiction in any single action or proceeding. The Indemnified Party will cooperate with the indemnifying party in the defense of any such action or proceeding. In any action or proceeding the defense of which is assumed by the indemnifying party, the Indemnified Party will have the right to participate in such action or proceeding and to retain its own counsel at such Indemnified Party’s own expense. The indemnifying party shall not be liable for any settlement effected without its prior written consent. The indemnifying party shall not have any obligation hereunder to the Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of the Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

7.17 CERTAIN POLICIES OF FABC. CCBG, FABC, and First National shall consult with respect to their respective major policies and practices and FABC and First National shall make such modification or changes to their policies and practices, if any, prior to the Effective Time as may be mutually agreed upon. CCBG, FABC, and First National also shall consult with respect to the character, amount and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP, prior to the Effective Time, as may be mutually agreed upon by the Parties. Neither Party’s representations, warranties, covenants or agreements contained in this Agreement shall be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken solely on account of this Section.

7.18 DIRECTOR AND VOTING AGREEMENTS. Concurrently with the execution and delivery of this Agreement, FABC and First National agree to cause each of their directors to execute and deliver a Director and Voting Agreement in the form attached hereto as Exhibit 5.

7.19 PAYMENT OF BONUS. CCBG agrees that either CCBG or CCB shall pay to Jerry M. Smith on the Closing Date a lump-sum bonus in cash in an amount equal to the maximum amount payable without triggering an excise tax under Section 4999 of the Code or a deduction limitation under Section 280G of the Code; provided that such bonus shall not exceed $1 million.

7.20 REAL PROPERTY MATTERS. At its option and expense, CCBG may cause to be conducted: (1) a title examination, physical survey, zoning compliance review, and structural inspection of the Real Property and improvements thereon that is used by any FABC Entity as a banking office (collectively, the “Property Examination”); and (2) site inspections, historic reviews, regulatory analyses, and environmental investigations and assessments of the Real Property as CCBG shall deem necessary or desirable (collectively, the “Environmental Survey”). The Environmental Survey may include, but shall not be limited to: (i) CCBG’s right to perform a Phase I Environmental Site Assessment (pursuant to ASTM Standard E 1527-00 or ASTM Standard E 1527-97) in connection with any businesses or properties of any FABC Entity, including any of its Participation Facilities or its Operating Facilities, (ii) CCBG’s right to perform or to conduct any other environmental investigations, inspections, assessments, site reconnaissance, or site visits, or environmental sampling, testing, analysis, or monitoring activities, in connection with any businesses or properties of any FABC Entity, including its Participation Facilities or its Operating Facilities, and (iii) CCBG’s right to request and to obtain from any FABC Entity any information or documents, including, but not limited to, environmental reports and regulatory agency correspondence, in any FABC Entity’s possession or control relating to the matters described in this Section 7.20. In order to perform or to conduct any such investigation(s) described in this Section 7.20, each FABC Entity shall grant CCBG the right to gain reasonable access to any businesses and properties of any FABC Entity, including access to its Participation Facilities or its Operating Facilities. Should CCBG elect to complete an Environmental Survey of any Real Property, it shall notify FABC or First National before commencing the Environmental Survey and shall make reasonable efforts to coordinate the Environmental Survey with FABC and First National.

If, in the course of the Property Examination or Environmental Survey, CCBG determines that a “Material Defect” (as defined below) exists with respect to the Real Property, CCBG shall have the option, at its sole discretion, exercisable upon written notice to FABC or First National (“Material Defect Notice”) to: (1) direct FABC or First National to cure the Material Defect to CCBG’s reasonable satisfaction; (2) terminate this Agreement in the event of a Material Defect under Subsection (a) of the “Material Defect” definition; (3) terminate this Agreement in the event of a Material Defect under Subsections (b) or (c) of the “Material Defect” definition if CCBG reasonably believes the cost to cure the Material Defect will be greater than or equal to $200,000; or (4) waive the Material Defect. A termination under Section (2) or (3) of this paragraph shall be deemed to be a termination under Section 9.1(a).

If CCBG elects to direct FABC or First National to cure, then FABC or First National shall have thirty (30) days from the date of the receipt of the Material Defect Notice, or such later time, which shall not be later than the Closing Date, as shall be mutually agreeable to the parties in which to cure such Material Defect to CCBG’s reasonable satisfaction. If FABC or First National fails to cure a Material Defect to CCBG’s reasonable satisfaction within the period specified above, then CCBG may terminate this Agreement (with such termination being deemed to be a termination under Section 9.1(h)).

For purposes of this Agreement, a “Material Defect” shall include:

(a) the existence of any Lien (other than the lien of Real Property Taxes not yet due and payable), encumbrance, zoning restriction, easement, covenant or other restriction, title imperfection or title irregularity, or the existence of any facts or conditions that constitute a Material breach of the representations and warranties contained in Section 4.10 or 4.11, in either such case that CCBG reasonably believes will materially adversely affect its use of any parcel of the Real Property for the purpose for which it currently is used or the value or marketability of any parcel of the Real Property, or as to which CCBG otherwise reasonably objects;

(b) the existence of any structural defects or conditions of disrepair in the improvements on the Real Property (including any equipment, fixtures or other components related thereto) that CCBG reasonably believes would cost more than $25,000 in the aggregate to repair, remove or correct as to all such Real Property; or

(c) the existence of facts or circumstances relating to any of the Real Property reflecting that: (1) there likely has been a discharge, disposal, release, threatened release, or emission by any Person of any Hazardous Material on, from, under, at, or relating to the Real Property; or (2) any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to the Real Property which constitutes or would constitute a violation of any Environmental Laws as to which CCBG reasonably believes, based on the advice of legal counsel or other consultants, that an FABC Entity could become responsible or liable, or that CCBG could become responsible or liable, following the Closing Date, for assessment, removal, remediation, monetary damages, or civil, criminal or administrative penalties or other corrective action and in connection with which the amount of expense or Liability which an FABC Entity could incur, or for which CCBG could become responsible or liable, following the Closing Date, could equal or exceed an aggregate of $25,000 or more as to all such Real Property.

7.21 FAIRNESS OPINION. FABC shall obtain from SunTrust Robinson Humphrey, a letter, dated the date that the FABC Board of Directors approved this Agreement, to the effect that, in the opinion of such firm, the consideration to be received by FABC shareholders in connection with the Mergers is fair, from a financial point of view, to such shareholders, a signed copy of which shall be promptly delivered to CCBG.

7.22 NON-COMPETITION AGREEMENTS. Following the execution and delivery of this Agreement, FABC agrees to use its best efforts to cause individuals identified by CCBG to execute and deliver a Non-Competition Agreement in the form attached hereto as Exhibit 6.

7.23 FABC AUDITED FINANCIAL STATEMENTS. FABC agrees to engage Crowe Chizek and Company LLC, certified public accountants (the “Auditor”), on or before the twentieth (20th) day after the date this Agreement is executed, to audit the FABC Audited Financial Statements and to use its best efforts to cause the Auditor to certify such audited financial statements on or before April 15, 2005. FABC and CCBG agree to each pay one-half of the fees for this audit of the FABC Audited Financial Statements. FABC shall book the Audit Adjustments to the FABC Financial Statements, and these Audit Adjustments shall be reflected in the calculation of “net worth” in Section 8.2(f). In the event that the Audit Adjustments reflect, in whole or in part, accounting procedures or policies of FABC or First National that are not consistent with GAAP, FABC and First National agree to modify immediately their accounting procedures and policies to conform with GAAP. FABC and First National shall prepare the FABC Financial Statements, for periods as of or ending on a date that occurs subsequent to September 30, 2004, in accordance with such modified accounting procedures and policies.

7.24 ALLOWANCE FOR POSSIBLE LOAN LOSSES. The Allowance reflected in the FABC Financial Statements as of the Effective Time will be adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolio of the FABC Entities and other extensions of credit (including letters of credit) by the FABC Entities as of the dates thereof.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a) Shareholder Approval. The shareholders of FABC shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Mergers, as and to the extent required by Law or by the provisions of any governing instruments. The shareholders of CCBG shall have approved the issuance of shares of CCBG Common Stock pursuant to the Mergers, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Mergers shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of CCBG or of FABC would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(c) Consents And Approvals. Each Party shall have obtained any and all Consents required for consummation of the Mergers (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, an FABC Material Adverse Effect or a CCBG Material Adverse Effect, as applicable. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of CCBG or of FABC would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of CCBG Common Stock issuable pursuant to the Mergers shall have been received.

(f) Share Listing. The shares of CCBG Common Stock issuable pursuant to the Mergers shall have been approved for listing on the Nasdaq National Market.

(g) Tax Matters. Each Party shall have received a written opinion of its counsel, in form reasonably satisfactory to such Party (the “Tax Opinion”), to the effect that (i) each of the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) the exchange in the Holding Company Merger of FABC Common Stock for CCBG Common Stock will not give rise to gain or loss to the shareholders of FABC with respect to such exchange (except to the extent of any cash received), and (iii) neither FABC nor CCBG will recognize gain or loss as a consequence of the Mergers (except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of FABC and CCBG reasonably satisfactory in form and substance to such counsel.

8.2 CONDITIONS TO OBLIGATIONS OF CCBG. The obligations of CCBG to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by CCBG pursuant to Section 10.6(a):

(a) Representations And Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of FABC and First National set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of FABC and First National set forth in this Agreement (including, without limitation, the representations and warranties set forth in Sections 4.3, 4.20, 4.21, and 4.22) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, an FABC Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “Material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance Of Agreements And Covenants. Each and all of the agreements and covenants of FABC and First National to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with.

(c) Certificates. FABC and First National shall have delivered to CCBG (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to FABC or First National and in Section 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by FABC’s and First National’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as CCBG and its counsel shall request.

(d) Opinion Of Counsel. CCBG shall have received an opinion of Smith, Gambrell & Russell, LLP, counsel to FABC and First National, dated as of the Closing, in form reasonably satisfactory to CCBG, as to the matters set forth in Exhibit 7.

(e) Affiliates’ Agreements. CCBG shall have received from each Affiliate of FABC the Affiliates Letter referred to in Section 7.13.

(f) Net Worth And Capital Requirements. Immediately prior to the Effective Time, FABC shall have a consolidated minimum net worth of at least $25,375,000. For purposes of calculating “net worth” for this Section 8.2(f), “net worth” shall not be reduced by fees, costs and expenses (a) incurred or paid by FABC in connection with the execution and performance of this Agreement up to a maximum amount of $1,100,000 or (b) incurred or paid at the request of CCBG; provided, however, “net worth” shall be reduced for adjustments requested by CCBG for purposes of complying with GAAP and adjustments for purposes of complying with Sections 7.23 or 7.24. For purposes of this Section 8.2(f), “net worth” shall mean the sum of the amounts set forth on the balance sheet as stockholders’ equity (including the par or stated value of all outstanding capital stock, additional paid-in surplus, retained earnings, treasury stock, and unrealized gains or losses on securities available for sale) determined in accordance with GAAP.

(g) Director and Voting Agreements. CCBG shall have received from each director of FABC and First National the Director and Voting Agreement set forth hereto at Exhibit 5.

(h) Claims Letter. CCBG shall have received from each director and officer of FABC and First National the Claims Letter set forth hereto at Exhibit 8.

(i) Clearance Certificate. FABC and First National shall provide CCBG with a clearance certificate or similar document(s) which may be required by any state taxing authority in order to relieve CCBG of any obligation to withhold any portion of the consideration under this Agreement.

(j) Executive Employment Agreement. CCBG shall have received from Jerry M. Smith an executed Executive Employment Agreement in the form attached hereto as Exhibit 4.

(k) Letter Agreement. CCBG shall have received from Jerry M. Smith an executed letter agreement in the form attached hereto as Exhibit 2.

8.3 CONDITIONS TO OBLIGATIONS OF FABC AND FIRST NATIONAL. The obligations of FABC and First National to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FABC or First National pursuant to Section 10.6(b):

(a) Representations And Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of CCBG set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of CCBG set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a CCBG Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “Material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance Of Agreements And Covenants. Each and all of the agreements and covenants of CCBG to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

(c) Certificates. CCBG shall have delivered to FABC and First National (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to CCBG and in Section 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by CCBG’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FABC and First National and their counsel shall request.

(d) Opinion Of Counsel. FABC and First National shall have received an opinion of Gunster, Yoakley & Stewart, P.A., counsel to CCBG, dated as of the Effective Time, in form reasonably acceptable to FABC, as to the matters set forth in Exhibit 9.

(e) Agreement relating to Executive Indexed Salary Continuation Plan. CCBG shall have delivered to FABC and First National an agreement as contemplated in Section VI(B) of the Executive Indexed Salary Continuation Plan, in form reasonably acceptable to FABC and First National and their counsel.

ARTICLE 9

TERMINATION

9.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of FABC, this Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time:

(a) By mutual consent of CCBG and FABC; or

(b) By either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, an FABC Material Adverse Effect or a CCBG Material Adverse Effect, as applicable, on the breaching Party; or

(c) By either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

(d) By either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Mergers and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of FABC fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(e) By either Party in the event that the Mergers shall not have been consummated by August 31, 2005, which date may be extended by the mutual consent of the Parties, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(e); or

(f) By either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Mergers cannot be satisfied or fulfilled by the date specified in Section 9.1(e); or

(g) By CCBG, in the event that the Board of Directors of FABC or First National shall have failed to reaffirm its approval of the Mergers and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Mergers, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the Assets of FABC; or

(h) By CCBG, in the event of an Adverse Finding and, if time is granted by CCBG to cure such Adverse Finding pursuant to Section 7.6(c), such Adverse Finding is not cured to the satisfaction of CCBG within the time specified in CCBG’s notice of such Adverse Finding; or

(i) By FABC, pursuant to Section 9.3; or

(j) By CCBG, pursuant to Section 2.1(e); or

(k) By FABC, at any time during the two-day period commencing at the close of trading on the Determination Date, if both (i) the Average Closing Price is less than or equal to $34, and (ii) the quotient obtained by dividing the Average Closing Price by 40 is less than the number obtained by subtracting 0.15 from the quotient obtained by dividing (x) the Index Price at the close of trading on the Determination Date by (y) the Index Price on the Starting Date, subject to the following three sentences. If FABC elects to exercise its termination right pursuant to the immediately preceding sentence, then it shall give prompt written notice to CCBG; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-day period. During the three-day period commencing with its receipt of such notice, CCBG shall have the option of adjusting the Share Exchange Ratio to a number equal to a quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (i) the product obtained by multiplying (x) $34 and (y) the Share Exchange Ratio (as then in effect) by (ii) the Average Closing Price. If CCBG makes such an election within such three-day period it shall give prompt written notice to FABC of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(k) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange

Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 9.1(k).

If any company belonging to the Index Group or CCBG declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or CCBG shall be appropriately adjusted for the purposes of applying this Section 9.1(k).

9.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 9.2 and Article 10 and Sections 7.6(d) and 7.7 shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 9.1(b), 9.1(c) or 9.1(f) shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

9.3 ALTERNATE TRANSACTION. Nothing contained in this Agreement shall be deemed to prohibit any director or officer of FABC from fulfilling his or her fiduciary duties to FABC shareholders or from taking any action required by Law. However, in addition to any other payments required by this Agreement, in the event that this Agreement is terminated as a result of FABC or the holders of at least a majority of the shares of FABC Common Stock entering into an agreement with respect to the merger of FABC with a party other than CCBG or the acquisition of a majority of the outstanding shares of FABC Common Stock by any party other than CCBG, or is terminated in anticipation of any such agreement or acquisition, then, in either event, FABC shall immediately pay CCBG, by wire transfer, $2,320,000 in full satisfaction of CCBG’s losses and damages resulting from such termination. FABC agrees that $2,320,000 is reasonable under the circumstances, that it would be impossible to exactly determine CCBG’s actual damages as a result of such a termination and that CCBG’s actual damages resulting from the loss of the transaction are in excess of $2,320,000.

9.4 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.4 and Articles 1, 2, 3, 4, and 10 and Sections 6.6, 7.7, 7.13, 7.14, 7.16, and 9.3; provided, however, that the representations and warranties contained in ARTICLE 4 shall not survive the Effective Time beyond the third anniversary of the Closing Date.

ARTICLE 10

MISCELLANEOUS

10.1 DEFINITIONS.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 ACT” shall mean the Securities Act of 1933, as amended.

“1934 ACT” shall mean the Securities Exchange Act of 1934, as amended.

“ACQUISITION PROPOSAL” with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

“ADJUSTED PURCHASE PRICE” shall mean the Purchase Price reduced by the Audit Adjustments.

“ADJUSTED PURCHASE PRICE PER SHARE” shall mean the quotient obtained by dividing (i) the Adjusted Purchase Price by (ii) the number of shares of FABC Common Stock issued outstanding immediately prior to the Effective Time, excluding shares held by any FABC Entity or any CCBG Entity, in each case other than in a fiduciary capacity or as a result of debts previously contracted.

“AFFILIATE” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any executive officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“AGREEMENT” shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

“ALACHUA 401(K) PLAN LIABILITIES” shall mean all Liabilities relating to the EPCRS Application, all failures described in Section 4.15 of the FABC Disclosure Memorandum, and any Liabilities, including, but not limited to, excise taxes relating to the Alachua 401(k) Plan.

“ARTICLES OF MERGER” shall mean the Articles of Merger to be executed by CCBG and filed with the Secretary of State of the State of Florida relating to the Holding Company Merger as contemplated by Section 1.1.

“ASSETS” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“AVERAGE CLOSING PRICE” shall mean the average of the daily closing sales prices of one share of CCBG Common Stock as reported on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by CCBG) for the twenty (20) consecutive full trading days in which such shares are traded on the Nasdaq National Market ending at the close of trading on the Determination Date.

“BHC ACT” shall mean the federal Bank Holding Company Act of 1956, as amended.

“CCB” shall mean Capital City Bank, a Florida chartered commercial bank and a CCBG Subsidiary.

“CCBG” shall mean Capital City Bank Group, Inc., a Florida corporation.

“CCBG CAPITAL STOCK” shall mean, collectively, the CCBG Common Stock, the CCBG Preferred Stock and any other class or series of capital stock of CCBG.

“CCBG COMMON STOCK” shall mean the common stock of CCBG, $.01 par value per share.

“CCBG DISCLOSURE MEMORANDUM” shall mean the written information entitled “Capital City Bank Group, Inc. Disclosure Memorandum” delivered prior to the date of this Agreement to FABC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“CCBG ENTITIES” shall mean, collectively, CCBG and all CCBG Subsidiaries.

“CCBG FINANCIAL STATEMENTS” shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of CCBG as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 2003, 2002 and 2001, as filed by CCBG in SEC Documents, and (ii) the consolidated statements of condition and balance sheets of CCBG (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 2003.

“CCBG MATERIAL ADVERSE EFFECT” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of CCBG and its Subsidiaries, taken as a whole, or (ii) the ability of CCBG to perform its obligations under this Agreement or to consummate the Mergers or the other transactions contemplated by this Agreement, including without limitation the tax-free reorganization status of the Mergers; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of CCBG (or any of its Subsidiaries) taken with the prior informed written Consent of FABC in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of CCBG, including expenses incurred by CCBG in consummating the transactions contemplated by this Agreement.

“CCBG PREFERRED STOCK” shall mean the preferred stock of CCBG, $.01 par value per share.

“CCBG STOCK PLANS” shall mean the existing stock-based plans of CCBG designated as follows: (i) Associate Incentive Plan, (ii) Associate Stock Purchase Plan, (iii) Director Stock Purchase Plan and (iv) Dividend Reinvestment Plan.

“CCBG SUBSIDIARIES” shall mean the Subsidiaries of CCBG, which shall include the CCBG Subsidiaries described in Section 5.4 and any corporation, bank, savings association, or other organization acquired as a Subsidiary of CCBG in the future and held as a Subsidiary by CCBG at the Effective Time.

“CLOSING DATE” shall mean the date on which the Closing occurs.

“CODE” shall mean the Internal Revenue Code of 1986. All citations to the Code, or the Treasury Regulations promulgated thereunder, shall include all amendments thereto and any substitute and successor provisions. All section references to the Code (or Treasury Regulations) shall include all similar provisions under the applicable state, local or foreign tax law.

“CONFIDENTIALITY AGREEMENT” shall mean that certain Confidentiality Agreement, dated July 26, 2004, between SunTrust Robinson Humphrey, on behalf of FABC and CCBG.

“CONSENT” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“CONTRACT” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“DEFAULT” shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“DEPOSIT ACCOUNTS” means the deposit accounts held at FABC, the balances which are included in the Deposits or would be so included if the Deposit Account had a positive balance.

“DEPOSITS” means all deposits (as defined in 12 U.S.C. Section 1813(I)) held by FABC as of the Close of Business on the Closing Date.

“DETERMINATION DATE” shall mean the fifth full trading day prior to the day on which the Effective Time occurs.

“ENVIRONMENTAL LAWS” shall mean any and all Laws (which were formerly effective, are effective currently, or are effective after the Effective Time, including any amendments thereto) relating in any way to protection or regulation of public health, human health, or the environment, including, but not limited to, ambient air, indoor air, surface water, ground water, other waters, land surface, subsurface strata, or occupational safety and health, including, but not limited to, those Laws which are administered, interpreted, or enforced by the United States Environmental Protection Agency or state or local governmental agencies or authorities with jurisdiction over, and including common law in respect of, protection or regulation of public health, human health, or the environment, also including, but not limited to, the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq. (“CERCLA”), and the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq. (“RCRA”), and their state equivalents or analogs, and including, but limited to, all other Laws relating to the emission, discharge, disposal, spill, release, or threatened release of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“EQUITY RIGHTS” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“EXHIBITS” 1 through 9, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“FABC” shall mean First Alachua Banking Corporation, a Florida corporation.

“FABC AUDITED FINANCIAL STATEMENTS” shall mean the consolidated statement of condition (including related notes and schedules, if any) of FABC as of September 30, 2004, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the nine-month period ended September 30, 2004 that shall be audited pursuant to Section 7.23.

“FABC CAPITAL STOCK” shall mean, collectively, the FABC Common Stock and any other class or series of capital stock of FABC.

“FABC COMMON STOCK” shall mean (i) Class A Common Stock of FABC, $0.10 par value per share and (ii) Class B Common Stock of FABC, $0.10 par value per share.

“FABC DISCLOSURE MEMORANDUM” shall mean the written information entitled “First Alachua Banking Corporation Disclosure Memorandum” delivered prior to the date of this Agreement to CCBG describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“FABC ENTITIES” shall mean, collectively, FABC and all FABC Subsidiaries.

“FABC FINANCIAL STATEMENTS” shall mean (i) for the years ended December 31, 2003, 2002 and 2001, FABC’s balance sheets, income statements and statements of changes in stockholders’ equity (including related notes and schedules, if any), (ii) for the years ended December 31, 2003, 2002 and 2001, the balance sheet, income statement, reconciliation of equity, reconciliation of reserve for possible loan losses, and Schedule RC-C-loans and lease financing receivables (including related notes and schedules, if any), with respect to First National, all on an unaudited basis, and (iii) the balance sheets, income statements and statements of changes in stockholders’ equity (including related notes and schedules, if any) for FABC on a consolidated basis, and for First National, for periods ended subsequent to December 31, 2003.

“FABC MATERIAL ADVERSE EFFECT” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of FABC and its Subsidiaries, taken as a whole, or (ii) the ability of FABC to perform its obligations under this Agreement or to consummate the Mergers or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of FABC (or any of its Subsidiaries) taken with the prior informed written Consent of CCBG in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of FABC, including expenses incurred by FABC in consummating the transactions contemplated by this Agreement.

“FABC STOCK PLANS” shall mean all stock-based plans of FABC.

“FABC SUBSIDIARIES” shall mean the Subsidiaries of FABC, which shall include the FABC Subsidiaries described in Section 4.4 and any corporation, bank, savings association, or other organization acquired as a Subsidiary of FABC in the future and held as a Subsidiary by FABC at the Effective Time.

“FBCA” shall mean the Florida Business Corporation Act, as amended.

“FIRST NATIONAL” shall mean the First National Bank of Alachua, a national banking association and an FABC Subsidiary.

“FIRST NATIONAL CAPITAL STOCK” shall mean, collectively, the First National Common Stock and any other class or series of capital stock of First National.

“FIRST NATIONAL COMMON STOCK” shall mean the common stock of First National, $5.00 par value per share.

“GAAP” shall mean generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statement, consistently applied during the periods involved.

“HAZARDOUS MATERIAL” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance, as those terms have been, are currently, or after the Effective Time are, regulated, or defined, by any applicable Environmental Laws, and (ii) any other chemical, pollutant, constituent, contaminant, substance, material, waste, petroleum, petroleum product, or oil, or similar or related items, that have been, are currently, or after the Effective Time are, regulated, or defined, by any applicable Environmental Laws. The term “HAZARDOUS MATERIAL” shall specifically include (but is not limited to) asbestos or lead-based paint requiring abatement, removal, or encapsulation, or otherwise regulated, pursuant to the requirements of governmental agencies or authorities.

“HSR ACT” shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“INDEX GROUP” means the group of the 22 bank holding companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, an announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer’s market capitalization as of the Starting Date. In the event that the common stock of any such company ceases to be publicly traded or any such announcement is made with respect to any such company, such company will be removed from the Index Group, and the weights (which have been determined based on the number of outstanding shares of common stock) redistributed proportionately for purposes of determining the Index Price. The 22 bank holding companies are as follows:

Bank Holding Company	Ticker	Weighting

Sterling Bancshares, Inc.	SBIB	11.31
United Community Banks, Inc.	UCBI	9.13
First Charter Corporation	FCTR	7.53
Texas Capital Bancshares, Inc.	TCBI	6.38
Prosperity Bancshares, Inc.	PRSP	5.64
Main Street Banks, Inc.	MSBK	5.43
WesBanco, Inc.	WSBC	5.24
Alabama National BanCorporation	ALAB	4.28
City Holding Company	CHCO	4.17
Bank of the Ozarks, Inc.	OZRK	4.14
First Financial Bankshares, Inc.	FFIN	3.90
Seacoast Banking Corporation of Florida	SBCF	3.89
Simmons First National Corporation	SFNC	3.68
Sandy Spring Bancorp, Inc.	SASR	3.65
First Bancorp	FBNC	3.54
Community Trust Bancorp, Inc.	CTBI	3.39
GB&T Bancshares, Inc.	GBTB	2.89
First Community Bancshares, Inc.	FCBC	2.83
Virginia Commerce Bancorp, Inc.	VCBI	2.78
Peoples Holding Company	PHC	2.27
Union Bankshares Corporation	UBSH	2.19
IberiaBank Corporation	IBKC	1.73

“INDEX PRICE” on a given date means the weighted average (weighted in accordance with the factors listed under the definition of “Index Group”) of the closing prices of the companies comprising the Index Group.

“INTELLECTUAL PROPERTY” shall mean: (a) all inventions (whether patentable or un-patentable and whether or not reduced to practice), all rights to all improvements thereto, and all patents, patent applications, and patent disclosures, together with all re-issuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade names, corporate names and domain names together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all copyrightable works (including, but not limited to, training materials and instruction manuals), all copyrights, and all applications, registrations, and renewals in connection therewith; (d) all trade secrets and confidential business information (including ideas, know-how, formulae, compositions, techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business methods and business and marketing plans and proposals); (e) all computer software in source or object code (including data and related documentation); (f) all other proprietary rights relative to any of the foregoing;

(g) all copies and tangible embodiments of the forgoing (in whatever form or medium); and (h) all licenses to any of the foregoing.

“KNOWLEDGE” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known or should reasonably have been known after due inquiry by the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

“LAW” shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“LIABILITY” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“LIEN” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien, and which are disclosed in Section 10.1 of the FABC Disclosure Memorandum or the CCBG Disclosure Memorandum, as applicable.

“LITIGATION” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding, including without limitation, any actual, pending, or threatened condemnation, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“MATERIAL” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“NASDAQ NATIONAL MARKET” shall mean the National Market System of the National Association of Securities Dealers Automated Quotations System.

“OPERATING PROPERTY” shall mean any property owned, leased, managed or operated by the Party in question or by any of its Subsidiaries and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“ORDER” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi- judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“PARTICIPATION FACILITY” shall mean any facility or property in which such Party or Subsidiary holds a security interest (including an interest in a fiduciary capacity) and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“PARTY” shall mean either FABC and First National, collectively, or CCBG, and “PARTIES” shall mean FABC, First National, and CCBG.

“PERMIT” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“PERSON” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“PROXY STATEMENT” shall mean the proxy statement used by FABC to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of CCBG relating to the issuance of the CCBG Common Stock to holders of FABC Common Stock.

“REGISTRATION STATEMENT” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by CCBG under the 1933 Act with respect to the shares of CCBG Common Stock to be issued to the shareholders of FABC in connection with the transactions contemplated by this Agreement.

“REGULATORY AUTHORITIES” shall mean, collectively, the SEC, the NASD, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Florida Department of Financial Services and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self- regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“REPRESENTATIVE” shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

“RETURNS” shall mean all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, and any claims for refunds of Taxes, including any amendments or supplements to any of the foregoing.

“SEC DOCUMENTS” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed,

by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“SECURITIES LAWS” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“SHAREHOLDERS’ MEETING” shall mean the meeting of the shareholders of FABC to be held pursuant to Section 7.1, including any adjournment or adjournments thereof.

“SIGNIFICANT SUBSIDIARY” shall mean any present or future consolidated Subsidiary of the Party in question, the assets of which constitute ten percent (10%) or more of the consolidated assets of such Party as reflected on such Party’s consolidated statement of condition prepared in accordance with GAAP.

“STARTING DATE” shall mean the full trading day, immediately prior to the day on which the Parties execute this Agreement, on which the common stock of all of the bank holding companies comprising the Index Group are traded.

“SUBSIDIARIES” shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“SURVIVING CORPORATION” shall mean CCBG as the surviving corporation resulting from the Holding Company Merger.

“TAX” or “TAXES” shall mean all federal, state, local, foreign and other taxes, assessments or other governmental charges, including, without limitation, (i) income, estimated income, business, occupation, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, ad valorem, transfer, gains, profits, capital stock, license, gross receipts, stamp, real estate, severance and withholding taxes, and any fee assessment or other charge in the nature or in lieu of any tax and including any transferee or secondary liability in respect of any tax (imposed by Law, agreement or otherwise) and (ii) interest, penalties and additions in connection therewith, in each case, for which FABC is or may be liable (including as a result of the application of Treas. Reg. § 1.1502-6).

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Adverse Finding	Section 7.6(c)
Alachua 401(k) Plan	Section 7.14(c)
Allowance	Section 4.9
Audit Adjustments	Section 2.1(d)
Auditor	Section 7.23
Bank Merger	Preamble
Bank Plan	Section 1.2
Certificates	Section 3.1

CCBG SEC Reports	Section 5.5(a)
CCBG Stock Multiple	Section 2.1(c)
Closing	Section 1.3
COBRA	Section 4.15(k)
Executive Employment Agreement	Section 7.14
Effective Time	Section 1.4
Environmental Survey	Section 7.20
EPCRS Application	Section 7.15
ERISA Affiliate	Section 4.15(d)
Exchange Agent	Section 3.1
Executive Indexed Salary Continuation Plan	Section 7.14(c)
FABC Benefit Plans	Section 4.15(a)
FABC Contracts	Section 4.16
FABC ERISA Plan	Section 4.15(a)
FABC Pension Plan	Section 4.15(a)
HIPAA	Section 4.15(k)
Holding Company Merger	Preamble
Indemnified Party	Section 7.16
IRS	Section 4.15(a)
Purchase Price	Section 2.1(b)
Material Defect	Section 7.20
Material Defect Notice	Section 7.20
Mergers	Preamble
Notices	Section 4.12(d)
Participants	Section 4.15(a)
PBGC	Section 4.15(e)
Property Examination	Section 7.20
Real Property	Section 4.10(f)
Share Exchange Ratio	Section 2.1(c)
Takeover Laws	Section 4.21
Tax Opinion	Section 8.1(g)

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

10.2 EXPENSES. Except as otherwise provided in this Section 10.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that CCBG shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement shall be borne equally by CCBG and FABC.

10.3 BROKERS AND FINDERS. Except for SunTrust Robinson Humphrey as to FABC and First National and except for McConnell, Budd & Romano, Inc. as to CCBG, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by FABC or by CCBG, each of FABC and CCBG, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

10.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 7.6(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.14 and 7.16.

10.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of FABC Common Stock, there shall be made no amendment that reduces or modifies in any Material respect the consideration to be received by holders of FABC Common Stock; and further provided, that the provisions of this Agreement relating to the manner or basis in which shares of FABC Common Stock will be exchanged for shares of CCBG Common Stock shall not be amended after the Shareholders’ Meeting in a manner adverse to the holders of CCBG Common Stock without any requisite approval of the holders of the issued and outstanding shares of CCBG Common Stock entitled to vote thereon.

(a) Prior to or at the Effective Time, CCBG, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FABC, to waive or extend the time for the compliance or fulfillment by FABC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of CCBG under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of CCBG.

(b) Prior to or at the Effective Time, FABC, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by CCBG, to waive or extend the time for the compliance or fulfillment by CCBG of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FABC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FABC.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8 NOTICES. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, transmitted by fax, or mailed by registered or certified mail (postage prepaid), return receipt requested, addressed to:

FABC:	First Alachua Banking Corporation15000 N.W. 140th Street Alachua, Florida 32615 P.O. Box 219 Alachua, Florida 32616 Facsimile Number: (386) 462-6689 Attention: Jerry M. Smith or Marjorie Drummond
First National:	First National Bank of Alachua15000 N.W. 140th Street Alachua, Florida 32615 P.O. Box 219 Alachua, Florida 32616 Facsimile Number: (386) 462-6689 Attention: Jerry M. Smith or Marjorie Drummond

Copy to FABC and First National Counsel:	Smith, Gambrell & Russell, LLP1230 Peachtree Street, N.E., Suite 3100 Atlanta, Georgia 30309-3592 Facsimile Number: (404) 685-7058 Attn: Robert C. Schwartz, Esq.
CCBG:	Capital City Bank Group, Inc. 217 North Monroe Street Tallahassee, Florida 33301 Facsimile Number: (850) 878-9150 Attention: J. Kimbrough Davis
Copy to Counsel:	Gunster, Yoakley & Stewart, P.A. 500 East Broward Boulevard, Suite 1400 Fort Lauderdale, Florida 33394 Facsimile Number: (954) 523-1722 Attention: Gregory K. Bader, Esq.

or to such other address as any party may designate by notice complying with the terms of this Section. Each such notice shall be deemed delivered (a) on the date delivered, if by messenger or courier service; (b) on the date of the confirmation of receipt, if by fax; and (c) either upon the date of receipt or refusal of delivery, if mailed.

10.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable conflicts of Laws.

10.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

10.11 CAPTIONS; ARTICLES AND SECTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

10.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14 ENFORCEMENT COSTS. If any civil action, arbitration or other legal proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, Default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).

10.15 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CAPITAL CITY BANK GROUP, INC.

By:	/s/ J. Kimbrough Davis
J. Kimbrough Davis
Executive Vice President and Chief Financial Officer

FIRST ALACHUA BANKING CORPORATION

By:	/s/ Jerry M. Smith
Jerry M. Smith, as Chairman, President and Chief Executive Officer

FIRST NATIONAL BANK OF ALACHUA

By:	/s/ Jerry M. Smith
Jerry M. Smith, as Chairman, President and Chief Executive Officer

LIST OF EXHIBITS

Exhibit Number	Description
1.	Bank Plan of Merger (Section 1.2).
2.	Letter Agreement (Sections 6.6(e), 7.15(e), 7.15(f), and 8.2(k))
3.	Form of Affiliate Agreement (Sections 7.13 and 8.2(e)).
4.	Executive Employment Agreement (Sections 7.14(b) and 8.2(j))
5.	Form of Director and Voting Agreement (Sections 7.18 and 8.2(g)).
6.	Form of Non-Competition Agreement (Section 7.22)
7.	Matters as to which Smith, Gambrell & Russell, LLP will opine (Section 8.2(d)).
8.	Form of Claims Letter (Section 8.2(h)).
9.	Matters as to which Gunster, Yoakley & Stewart, P.A. will opine (Section 8.3(d)).

SECTION IX

BANK PLAN OF MERGER

PLAN OF MERGER
AND MERGER AGREEMENT

Pursuant to the provisions of Section 658.42 of the Florida Statutes, the undersigned banks do hereby adopt and enter into this Plan of Merger and Merger Agreement (this “Agreement”) for the purpose of merging (the “Merger”) First National Bank of Alachua, a national bank (“First National”), with and into Capital City Bank, a Florida chartered commercial bank (“CCB”):

(a)	The name of each constituent bank and the specific location of its main office are as follows:

1.	Capital City Bank 217 North Monroe Street Tallahassee, Florida 32301

The specific location of each of its branch offices is set forth on Schedule 1 attached hereto.

2.	First National Bank of Alachua1 5000 N.W. 140th Street Alachua, Florida 32615

The specific location of each of its branch offices is set forth on Schedule 2 attached hereto.

(b) With respect to the resulting state bank:

1.	The name and the specific location of the proposed main office are: Capital City Bank 217 North Monroe Street Tallahassee, Florida 32301

The name of each of its branch offices will be Capital City Bank. The specific location of each of its existing and proposed branch offices is set forth on Schedule 3 attached hereto.

2.	The name and address of each director who is to serve until the next meeting of the shareholders at which directors are elected are set forth on Schedule 4 attached hereto.

3.	The name and address of each executive officer are set forth on Schedule 5 attached hereto.

4.	The resulting bank will have a single class of common stock, par value $100 per share (“Resulting Bank Common Stock”), consisting of 5,000 authorized shares, of which 1,000 will be outstanding. The amount of the surplus fund will be $________ and the amount of retained earnings will be $________.

5.	The resulting bank shall have trust powers.

6.	The complete articles of incorporation under which the resulting bank will operate are attached hereto as Schedule 6.

(c) The terms for the exchange of shares of the constituent banks are as follows:

1.	At the Effective Time (as defined below), each issued and outstanding share of the common stock of First National, par value $5.00 per share, shall, by virtue of the Merger and without any action by the holder thereof, be extinguished. At the Effective Time, each of the 1,000 issued and outstanding shares of the common stock of CCB, par value $100 per share, shall continue to be outstanding and held by Capital City Bank Group, Inc., a Florida corporation, and shall constitute all of the issued and outstanding Resulting Bank Common Stock.

2.	The “Effective Time” shall mean 11:59 pm on the date requested by CCB, as soon as practicable after the delivery of this Agreement and certified resolutions to the Florida Department of Financial Services (the “Department”).

(d)	This Agreement is subject to approval by the Department and by the shareholders of First National and CCB.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the ___ day of ________ 2005.

CAPITAL CITY BANK

By:

Name: Title:

FIRST NATIONAL BANK OF ALACHUA

By:

Name: Title:

SECTION X

DISSENTERS’ RIGHTS OF APPRAISAL

607.1301 Appraisal rights; definitions. - The following definitions apply to ss. 607.1302-607.1333:

(1)  “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2)  “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf.

(3)  “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4)  “Fair value” means the value of the corporation's shares determined:

(a)  Immediately before the effectuation of the corporate action to which the shareholder objects.

(b)  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(5)  “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6)  “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7)  “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8)  “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9)  “Shareholder” means both a record shareholder and a beneficial shareholder.

History. - s. 118, ch. 89-154; s. 21, ch. 2003-283.

607.1302 Right of shareholders to appraisal. -

(1)  A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

(a)  Consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by s. 607.1103 and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary and the merger is governed by s. 607.1104;

(b)  Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c)  Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d)  Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(e)  With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1.  Altering or abolishing any preemptive rights attached to any of his or her shares;

2.  Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3.  Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4.  Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5.  Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

6.  Reducing the stated dividend preference of any of the shareholder's preferred shares; or

7.  Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation.

(2)  Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a)  Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1.  Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2.  Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b)  The applicability of paragraph (a) shall be determined as of:

1.  The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2.  If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a.  Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b.  Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a.  Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b.  Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c.  In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e)  For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3)  Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4)  A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a)  Was not effectuated in accordance with the applicable provisions of this section or the corporation's articles of incorporation, bylaws, or board of directors' resolution authorizing the corporate action; or

(b)  Was procured as a result of fraud or material misrepresentation.

History. - s. 119, ch. 89-154; s. 5, ch. 94-327; s. 31, ch. 97-102; s. 22, ch. 2003-283; s. 1, ch. 2004-378.

607.1303 Assertion of rights by nominees and beneficial owners. -

(1)  A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.

(2)  A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a)  Submits to the corporation the record shareholder's written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b)  Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

History. - s. 23, ch. 2003-283.

607.1320 Notice of appraisal rights. -

(1)  If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders' meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2)  In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3)  If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders' meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

History. - s. 120, ch. 89-154; s. 35, ch. 93-281; s. 32, ch. 97-102; s. 24, ch. 2003-283.

607.1321 Notice of intent to demand payment. -

(1)  If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders' meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a)  Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder's intent to demand payment if the proposed action is effectuated.

(b)  Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2)  A shareholder who does not satisfy the requirements of subsection
(1)  is not entitled to payment under this chapter.

History. - s. 25, ch. 2003-283; s. 7, ch. 2004-378.

607.1322 Appraisal notice and form. -

(1)  If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2)  The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a)  Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1.  The shareholder's name and address.

2.  The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3.  That the shareholder did not vote for the transaction.

4.  Whether the shareholder accepts the corporation's offer as stated in subparagraph (b)4.

5.  If the offer is not accepted, the shareholder's estimated fair value of the shares and a demand for payment of the shareholder's estimated value plus interest.

(b)  State:

1.  Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2.  A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3.  The corporation's estimate of the fair value of the shares.

4.  An offer to each shareholder who is entitled to appraisal rights to pay the corporation's estimate of fair value set forth in subparagraph 3.

5.  That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6.  The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c)  Be accompanied by:

1.  Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation's appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2.  A copy of ss. 607.1301-607.1333.

History. - s. 26, ch. 2003-283.

607.1323 Perfection of rights; right to withdraw. -

(1)  A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2)  A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.

(3)  A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder's share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

History. - s. 27, ch. 2003-283.

607.1324 Shareholder's acceptance of corporation's offer. -

(1)  If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation's estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation's receipt of the form from the shareholder.

(2)  Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

History. - s. 28, ch. 2003-283.

607.1326 Procedure if shareholder is dissatisfied with offer. -

(1)  A shareholder who is dissatisfied with the corporation's offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder's estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2)  A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

History. - s. 29, ch. 2003-283.

607.1330 Court action. -

(1)  If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2)  The proceeding shall be commenced in the appropriate court of the county in which the corporation's principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3)  All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4)  The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5)  Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder's shares, plus interest, as found by the court.

(6)  The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

History. - s. 2, ch. 2004-378.

607.1331 Court costs and counsel fees. -

(1)  The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2)  The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)  Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b)  Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3)  If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4)  To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

History. - s. 30, ch. 2003-283; s. 98, ch. 2004-5.

607.1332 Disposition of acquired shares. - Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

History. - s. 31, ch. 2003-283.

607.1333 Limitation on corporate payment. -

(1)  No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder's option:

(a)  Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b)  Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2)  The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

History. - s. 32, ch. 2003-283.

SECTION XI

FAIRNESS OPINION OF SUNTRUST ROBINSON HUMPHREY

February 3, 2005

Board of Directors
First Alachua Banking Corporation
15000 N.W. 140th Street
Alachua, Florida 32615

Ladies and Gentlemen:

We understand that First Alachua Banking Corporation, a Florida corporation (the “Company”) is considering a transaction whereby the Company will be merged (the “Proposed Transaction”) with and into Capital City Bank Group, Inc., a Florida corporation (“Capital City”). Pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), to be dated as of the date hereof, by and between the Company and Capital City, among other things, each issued and outstanding share (other than certain shares specified in the Merger Agreement) of (i) Class A Common Stock, par value $0.10 per share (the “Class A Common Stock”), of the Company and (ii) Class B Common Stock, par value $0.10 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”), of the Company, will be converted into the following:

(i)
a multiple of a share of Capital City common stock, $0.01 per share (“CCBG Common Stock”), equal to the quotient obtained by dividing (x) one half of the Adjusted Purchase Price Per Share (as defined below) by (y) $40.00; and

(ii)	cash equal to one half of the Adjusted Purchase Price Per Share.

As defined in the Merger Agreement, the term “Adjusted Purchase Price Per Share” means the quotient obtained by dividing (i) the Adjusted Purchase Price by (ii) the number of shares of Company Common Stock outstanding immediately prior to the effective time of the Proposed Transaction (other than certain shares specified in the Merger Agreement). The term “Adjusted Purchase Price” means $58,000,000 reduced by any adjustments as provided in the Merger Agreement. For purposes of our opinion, we have assumed that the number of shares of Class A Common Stock outstanding immediately prior to the effective time of the Proposed Transaction will be 4,456, the number of shares of Class B Common Stock outstanding immediately prior to the effective time of the Proposed Transaction will be 5,730 and that the Adjusted Purchase Price will equal $58,000,000 at the effective time of the Proposed Transaction. Therefore, each share of Company Common Stock will be exchanged for 71.176 shares of CCBG Common Stock and $2,847.04 in cash (collectively, the “Merger Consideration”). Based on the last trading price of CCBG Common Stock on February 3, 2005, the value of the shares of CCBG Common Stock to be received in exchange for each share of Company Common Stock was $2,843.48; therefore the total consideration per share for purposes of our opinion is $5,690.53 and the total aggregate consideration is $57,963,750.

Board of Directors
First Alachua Banking Corporation
February 3, 2005

We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock in the Proposed Transaction. Our opinion addresses the aggregate consideration to be received by the holders of Company Common Stock as a whole, without regard to size of holdings by individual shareholders, and we are not opining on the particular situations of specific shareholders.
In arriving at our opinion, we: (1) reviewed the Merger Agreement; (2) reviewed certain publicly available business and historical financial information and other data relating to the business and financial prospects of the Company and Capital City, including certain publicly available consensus financial forecasts and estimates of Capital City that were reviewed and discussed with the management of Capital City; (3) reviewed internal financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company that is not publicly available; (4) reviewed the reported prices and trading activity of the CCBG Common Stock and compared those prices and activity with other publicly traded companies which we deemed relevant; (5) compared the historical financial results and present financial condition of the Company and Capital City and, for Capital City only, compared stock market data, with those of publicly traded companies which we deemed relevant; (6) reviewed certain pro forma effects of the Proposed Transaction on Capital City’s financial statements and potential benefits of the Proposed Transaction and discussed these items with the management of the Company and Capital City; and (7) compared the financial terms of the Proposed Transaction with the publicly available financial terms of certain other transactions which we deemed relevant. In addition, we have had discussions with the management of the Company and Capital City concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations, and considered such information, as we deemed appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information discussed with or reviewed by us in arriving at our opinion, and we have not assumed any responsibility or liability therefor. With respect to the financial forecasts, estimates, pro forma effects and estimates of synergies and other potential benefits of the Proposed Transaction provided to or discussed with us, we have assumed, at the direction of the management of the Company and without independent verification or investigation, that they have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company and Capital City and are otherwise reasonable. We have also assumed with your approval that the future financial results referred to herein that were provided to us by the Company and Capital City will be achieved, and the synergies and other potential benefits of the Proposed Transaction will be realized, at the times and in the amounts estimated by the management of the Company and Capital City. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company. We did not review individual credit files nor did we make any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company or Capital City or any of

Board of Directors
First Alachua Banking Corporation
February 3, 2005

their respective subsidiaries, and we were not furnished with any such evaluation or appraisal. In addition, we are not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios and, accordingly, we have assumed that the Company’s and Capital City’s allowances for losses are in the aggregate adequate to cover those losses.

We have assumed that the Proposed Transaction will be treated as a tax-free reorganization for federal income tax purposes. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or Capital City or on the expected benefits of the Proposed Transaction.

Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. Our opinion does not address the relative merits of the Proposed Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Proposed Transaction. We have not been asked to, nor do we, offer any opinion as to any terms or conditions of the Merger Agreement or the form of the Proposed Transaction (other than, as described below, the Merger Consideration). We express no opinion as to what the value of CCBG Common Stock will be when issued pursuant to the Merger Agreement or the prices at which it will trade or otherwise be transferable at any time. In rendering this opinion, we have assumed, with your consent, that the Merger Agreement does not differ in any respect from the draft we have examined and that Capital City and the Company will comply in all material respects with the terms of the Merger Agreement and that the Proposed Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. It should be understood that, although subsequent developments or circumstances may affect this opinion, we do not have any obligation to update or revise the opinion.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction, and we will receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we and our affiliates actively trade in the debt and equity securities of Capital City for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company and Capital City in the ordinary course of business.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof, that the Merger Consideration is fair, from a financial point of view to the holders of Company Common Stock.

Board of Directors
First Alachua Banking Corporation
February 3, 2005

This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board in its evaluation of the Proposed Transaction, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Proposed Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement/prospectus mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                                     SUNTRUST CAPITAL MARKETS, INC.

SECTION XII

CAPITAL CITY BANK GROUP FINANCIAL STATEMENTS
(including the audited December 31, 2003 financial statements and the unaudited September 30, 2004 financial statements)

Independent Auditors’ Report

The Board of Directors
Capital City Bank Group, Inc.:

We have audited the accompanying consolidated statements of financial condition of Capital City Bank Group, Inc. and subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareowners’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of income, changes in shareowners’ equity and cash flows of Capital City Bank Group, Inc. and subsidiary for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 6 to the consolidated financial statements, in their report dated January 24, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital City Bank Group, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of recording stock-based compensation in 2003, and as discussed in Note 6 to the consolidated financial statements, changed its method of accounting for goodwill and other intangible assets in 2002.

As discussed above, the consolidated statements of income, changes in shareowners’ equity and cash flows of Capital City Bank Group, Inc. and subsidiary for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 6, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in Note 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of Capital City Bank Group, Inc. and subsidiary other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

KPMG LLP

March 8, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Capital City Bank Group, Inc.:

We have audited the accompanying consolidated statements of financial condition of CAPITAL CITY BANK GROUP, INC. (a Florida corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital City Bank Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
January 24, 2002

This report is a copy of a previously issued report and the predecessor auditor has not reissued the report.

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Data)(1)

For the Years Ended December 31,

	2003	2002	2001
INTEREST INCOME
Interest and Fees on Loans	$92,092	$94,921	$102,473
Investment Securities:
U.S. Treasury	664	2	367
U.S. Government Agencies/Corporations	2,486	5,366	6,933
States and Political Subdivisions	2,409	2,752	3,281
Other Securities	575	1,573	2,319
Funds Sold	1,261	1,481	3,610
Total Interest Income	99,487	106,095	118,983

INTEREST EXPENSE
Deposits	11,567	20,551	45,214
Short-Term Borrowings	1,270	767	2,164
Long-Term Debt	2,002	1,185	871
Total Interest Expense	14,839	22,503	48,249

Net Interest Income	84,648	83,592	70,734
Provision for Loan Losses	3,436	3,297	3,983
Net Interest Income After Provision for
Loan Losses	81,212	80,295	66,751

NONINTEREST INCOME
Service Charges on Deposit Accounts	16,319	12,749	10,647
Data Processing	2,403	2,006	2,079
Asset Management Fees	2,650	2,521	2,556
Securities Transactions	1	10	4
Mortgage Banking Revenues	6,090	5,502	3,138
Other	14,476	13,315	12,735
Total Noninterest Income	41,939	36,103	31,159

NONINTEREST EXPENSE
Salaries and Associate Benefits	45,118	42,142	36,808
Occupancy, Net	5,972	5,719	5,497
Furniture and Equipment	7,840	7,677	7,173
Other	25,448	25,087	22,448
Total Noninterest Expense	84,378	80,625	71,926

Income Before Income Taxes	38,773	35,773	25,984
Income Taxes	13,580	12,691	9,118

NET INCOME	$25,193	$23,082	$16,866

BASIC NET INCOME PER SHARE	$1.91	$1.75	$1.27

DILUTED NET INCOME PER SHARE	$1.90	$1.74	$1.27

Average Basic Common Shares Outstanding	13,222	13,225	13,242

Average Diluted Common Shares Outstanding	13,251	13,274	13,292

(1)	All share and per share data have been adjusted to reflect the 5-for-4 stock split effective June 13, 2003.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in Thousands, Except Per Share Data)(1)

	As of December 31,
	2003	2002
ASSETS
Cash and Due From Banks	$93,140	$89,823
Funds Sold	125,452	170,936
Total Cash and Cash Equivalents	218,592	260,759

Investment Securities, Available-for-Sale	181,734	180,315
Loans, Net of Unearned Interest	1,341,632	1,285,221
Allowance for Loan Losses	(12,429)	(12,495)
Loans, Net	1,329,203	1,272,726

Premises and Equipment, Net	54,011	48,897
Intangibles	25,792	29,034
Other Assets	37,170	33,040
Total Assets	$1,846,502	$1,824,771

LIABILITIES
Deposits:
Noninterest Bearing Deposits	$455,550	$406,081
Interest Bearing Deposits	1,018,655	1,028,119
Total Deposits	1,474,205	1,434,200

Short-Term Borrowings	108,184	113,675
Long-Term Debt	46,475	71,745
Other Liabilities	14,829	18,620
Total Liabilities	1,643,693	1,638,240

SHAREOWNERS' EQUITY
Preferred Stock, $.01 par value; 3,000,000 shares
authorized; no shares issued and outstanding	—	—
Common Stock, $.01 par value; 90,000,000 shares
authorized; 13,236,462 and 13,196,211 shares
issued and outstanding at December 31, 2003
and December 31, 2002, respectively	132	132
Additional Paid-In Capital	16,157	14,691
Retained Earnings	185,134	168,587
Accumulated Other Comprehensive Income, Net of Tax	1,386	3,121
Total Shareowners' Equity	202,809	186,531
Commitments and Contingencies (See Note 18)
Total Liabilities and Shareowners' Equity	$1,846,502	$1,824,771

(1)	All share and per share data have been adjusted to reflect the 5-for-4 stock split effective June 13, 2003.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY
(Dollars in Thousands, Except Per Share Data)(1)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Taxes	Total
Balance, December 31, 2000	$126	$7,343	$141,659	$(1,522)	$147,607
Comprehensive Income:
Net Income	—	—	16,866
Net Change in Unrealized Gain (Loss)
On Available-for-Sale Securities	—	—	—	3,872
Total Comprehensive Income	—	—	—	—	20,738
Cash Dividends ($.476 per share)	—	—	(6,376)	—	(6,376)
Issuance of Common Stock	8	14,749	—	—	14,757
Repurchase and Retirement of Common Stock	(2)	(4,940)	—	—	(4,942)

Balance, December 31, 2001	132	17,152	152,149	2,350	171,783
Comprehensive Income:
Net Income	—	—	23,082
Net Change in Unrealized Gain (Loss)
On Available-for-Sale Securities	—	—	—	771
Total Comprehensive Income	—	—	—	—	23,853
Cash Dividends ($.502 per share)	—	—	(6,644)	—	(6,644)
Issuance of Common Stock	—	934	—	—	934
Repurchase and Retirement of Common Stock	—	(3,395)	—	—	(3,395)

Balance, December 31, 2002	132	14,691	168,587	3,121	186,531
Comprehensive Income:
Net Income	—	—	25,193
Net Change in Unrealized (Loss) Gain
On Available-for-Sale Securities	—	—	—	(1,735)
Total Comprehensive Income	—	—	—	—	23,458
Cash Dividends ($.656 per share)	—	—	(8,646)	—	(8,646)
Executive Stock Performance Plan Compensation	—	62	—	—	62
Issuance of Common Stock	—	1,421	—	—	1,421
Repurchase and Retirement of Common Stock	—	(17)	—	—	(17)

Balance, December 31, 2003	$132	$16,157	$185,134	$1,386	$202,809

(1)	All share and per share data have been adjusted to reflect the 5-for-4 stock split effective June 13, 2003.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(Dollars in Thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$25,193	$23,082	$16,866
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Provision for Loan Losses	3,436	3,297	3,983
Depreciation	4,857	4,897	4,373
Loss on Disposal of Fixed Assets	91	32	108
Net Securities Amortization	2,180	889	1,173
Amortization of Intangible Assets	3,242	3,242	3,772
Gain on Sale of Investment Securities	(1)	(10)	(4)
Non-Cash Compensation	508	892	489
Deferred Income Taxes	755	(1,479)	7
Net Decrease in Other Assets	1,385	4,183	1,744
Net (Decrease) Increase in Other Liabilities	(3,791)	(953)	967
Net Cash Provided by Operating Activities	37,855	38,062	33,478

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from Payments/Maturities/Sales of
Investment Securities Available-for-Sale	101,359	82,466	117,198
Purchase of Investment Securities Available-for-Sale	(107,695)	(43,370)	(6,053)
Net Increase in Loans	(65,180)	(46,006)	(103,042)
Net Cash Received From Acquisitions	—	—	81,390
Purchase of Premises & Equipment	(11,152)	(6,868)	(7,671)
Proceeds From Sales of Premises & Equipment	1,090	89	418
Net Cash (Used in) Provided by Investing Activities	(81,578)	(13,689)	82,240

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Increase (Decrease) in Deposits	40,005	(115,901)	77,844
Net (Decrease) Increase in Short-Term Borrowings	(45,913)	46,633	(41,431)
Borrowing from Long-Term Debt	16,564	62,058	7,861
Repayment of Long-Term Debt	(1,412)	(3,883)	(6,269)
Dividends Paid	(8,646)	(6,644)	(6,376)
Repurchase of Common Stock	(17)	(3,395)	(4,942)
Issuance of Common Stock	975	688	435
Net Cash Provided By (Used in) Financing Activities	1,556	(20,444)	27,122

Net (Decrease) Increase in Cash and Cash Equivalents	(42,167)	3,929	142,840
Cash and Cash Equivalents at Beginning of Year	260,759	256,830	113,990
Cash and Cash Equivalents at End of Year	$218,592	$260,759	$256,830

SUPPLEMENTAL DISCLOSURES:

Interest Paid on Deposits	$11,999	$23,694	$44,990

Interest Paid on Debt	$3,238	$1,825	$2,883

Taxes Paid	$16,303	$13,175	$9,290

Loans Transferred to Other Real Estate	$5,267	$1,238	$2,149

Issuance of Common Stock as Non-cash Compensation	$508	$246	$785

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1
SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Capital City Bank Group, Inc. ("CCBG" or collectively the "Company"), and its wholly-owned subsidiary, Capital City Bank ("CCB" or the "Bank"). All material inter-company transactions and accounts have been eliminated.

The Company, which operates in a single reportable business segment comprised of commercial banking within the states of Florida, Georgia and Alabama, follows accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. The principles which materially affect the financial position, results of operations and cash flows are summarized below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods and all other cash equivalents have a maturity of 90 days or less.

Investment Securities

Investment securities available-for-sale are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the Consolidated Statements of Income upon realization or when impairment of values is deemed to be other than temporary. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the Consolidated Statements of Income and reported net of taxes in the accumulated other comprehensive income (loss) component of shareowners' equity until realized. Accretion and amortization are recognized on the effective yield method over the life of the securities.

Loans

Loans are stated at the principal amount outstanding, net of unearned income. Interest income is generally accrued on the effective yield method based on outstanding balances. Fees charged to originate loans and direct loan origination costs are deferred and amortized over the life of the loan as a yield adjustment. Loans held for sale are valued at lower of cost or market value based on information obtained from third party investors.

Allowance for Loan Losses

The allowance for loan losses is that amount considered adequate to absorb losses inherent in the portfolio based on management’s evaluation of the current risk characteristics of the loan portfolio as of the reporting date. The allowance is a significant estimate recorded by management and is based on the credit quality of the portfolio.

The evaluation of credit quality begins with the review for impairment of commercial purpose loans with balances exceeding $25,000. Impaired loans are defined as those in which the full collection of principal and interest in accordance with the contractual terms is improbable. Impaired loans typically include those that are in nonaccrual status or classified as doubtful as defined by the Company’s internal risk rating system. Generally, loans are placed on nonaccrual status when interest becomes past due 90 days or more, or management deems the ultimate collection of principal and interest is in doubt. A specific allowance for loss is made for impaired loans based on a comparison of the recorded investment in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral less costs to sell the collateral.

Commercial purpose loans exceeding $100,000 that are not impaired, but have weaknesses requiring closer management attention, are analyzed to determine if an allowance is required. This analysis is based primarily on the underlying value of the collateral. If the value of the collateral is considered insufficient, an allowance is made for the deficiency. The value of the collateral is dependent on current economic conditions in the communities we serve and is subject to change. In addition, the analysis includes changes in risk ratings that are assigned based on the Bank’s Asset Classification Policy, and for the ultimate disposition of the loan. The ultimate disposition may include upgrades in risk ratings, payoff of the loan, or charge-off of the loan. This migration analysis results in a charge-off ratio by loan pool of classified loans that is applied to the balance of the pool to determine general reserves for specifically identified problem loans. This charge-off ratio is adjusted for various environmental factors including past due and nonperforming trends in the loan portfolio, the micro-and macro-economic outlook, and credit administration practices as determined by independent parties.

Larger commercial purpose loans that show no signs of weakness are assigned an allowance based on the historical loss ratios in pools of loans with similar characteristics. The historical loss ratios are determined by analyzing losses over the prior twelve quarters, with more emphasis being placed on the recent four quarters. The historical loss ratios are then adjusted for certain external factors, including micro- and macro-economic outlook, past due and nonperforming trends within the portfolio, loan growth, and credit administration practices.

Large groups of smaller balance homogeneous loans are collectively evaluated to determine the allowance required for loan losses. These small balance homogenous loans include commercial purpose loans less than $100,000, consumer installment loans, credit card loans and residential mortgage loans. Historical loss ratios are determined for these smaller balance loan pools and applied to the balance of the related pool of loans to determine the allowance needed. The historical loss ratios are adjusted for external factors as described above.

Long-Lived Assets

Premises and equipment are stated at cost less accumulated depreciation, computed on the straight-line method over the estimated useful lives for each type of asset with premises being depreciated over a range of 10 to 40 years, and equipment being depreciated over a range of 3 to 10 years. Major additions are capitalized and depreciated in the same manner. Repairs and maintenance are charged to noninterest expense as incurred.

Intangible assets, other than goodwill, consist of core deposit assets that were recognized in connection with various acquisitions. Core deposit intangible assets are amortized on the straight-line method over various periods, with the majority being amortized over an average of 10 years.

Long-lived assets are evaluated for impairment if circumstances suggest that their carrying value may not be recoverable, by comparing the carrying value to estimated undiscounted cash flows. If the asset is deemed impaired, an impairment charge is recorded equal to the carrying value less the fair value.

Goodwill

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangibles" ("SFAS 142"). The adoption of SFAS 142 required the Company to discontinue goodwill amortization and identify reporting units to which the goodwill related for purposes of assessing potential impairment of goodwill on an annual basis, or more frequently, if events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. In accordance with the guidelines in SFAS 142, the Company determined it has one reporting unit with goodwill. As of December 31, 2003, the Company performed its annual impairment review and concluded that no impairment adjustment was necessary.

Income Taxes

The Company files consolidated federal and state income tax returns. In general, the parent company and its subsidiary compute their tax provisions as separate entities prior to recognition of any tax expense or benefits which may accrue from filing a consolidated return.

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities on the Company’s consolidated statement of financial position and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Based Compensation

As of December 31, 2003, the Company had three stock-based compensation plans, consisting of the Associate Stock Incentive Plan ("AIP"), the Associate Stock Purchase Plan ("ASPP") and the Director Stock Purchase Plan ("DSPP"). In addition to stock-based compensation plans, the Company also executed an associate incentive stock option arrangement effective January 1, 2003. Prior to 2003, the Company accounted for its stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Stock-based employee compensation cost is reflected in 2001 and 2002 net income for only the AIP, as the ASPP and DSPP were considered non-compensatory under the provisions of APB 25. As a result of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the Company adopted the fair value recognition provisions of SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," prospectively to all associate awards granted, modified, or settled on or after January 1, 2003. Awards under the Company’s plans vest over periods ranging from six months to four years. Therefore, the cost related to stock-based associate compensation included in the determination of net income for 2003 is different than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123, as a result of the difference between compensation measurement dates under SFAS 123 and APB 25, the differences in what instruments are considered non-compensatory, and the fact that awards granted prior to January 1, 2003 remain accounted for under APB 25.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

(Dollars in Thousands, Except Per Share Data)	2003	2002	2001
Net income, as reported	$25,193	$23,082	$16,866

Add: Stock based compensation included
in reported net income, net of tax	634	553	302

Deduct: Stock based compensation
determined under fair value based method
for all awards, net of tax	(348)	(388)	(344)

Pro forma net income	$25,479	$23,247	$16,824

Earnings per share:
Basic-as reported	$1.91	$1.75	$1.27
Basic-pro forma	$1.93	$1.76	$1.27

Diluted-as reported	$1.90	$1.74	$1.27
Diluted-pro forma	$1.92	$1.75	$1.26

Director Stock Purchase Plan ("DSPP")

The Company's DSPP allows the directors to purchase common stock at a price equal to 90% of the closing price on the date of purchase. The DSPP has 187,500 shares reserved for issuance. In 2003, 2002 and 2001, CCBG issued 4,861, 4,438, and 4,344 shares, respectively, under this plan. A total of 47,019 shares have been issued to directors since the inception of this plan. Prior to 2003, the DSPP plan was accounted for under the provisions of APB 25 and no compensation expense was recognized. In accordance with the Company’s adoption of SFAS 123, compensation expense has been recognized for the Company's purchase plan activity in 2003.

Associate Stock Purchase Plan ("ASPP")

Under the Company's ASPP, substantially all associates may purchase common stock through payroll deductions at a price equal to 90% of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ASPP are limited to 10% of an associate's eligible compensation, up to a maximum of $25,000 (fair market value on each enrollment date) in any plan year. The ASPP has 562,500 shares of common stock reserved for issuance. CCBG issued 25,234, 31,588, and 18,755 shares under the plan in 2003, 2002, and 2001, respectively. A total of 301,693 shares have been issued since inception of this plan. Prior to 2003, the ASPP was accounted for under the provisions of APB 25 and no compensation expense was recognized. In accordance with the Company’s adoption of SFAS 123, compensation expense has been recognized for the Company's purchase plan activity in 2003.

Transactions under the ASPP were as follows:

	Number of Shares	Purchase Price per Share(1)
Available at December 31, 2000	336,384
Purchased	(18,755)	$17.63

Available at December 31, 2001	317,629
Purchased	(31,588)	$18.90

Available at December 31, 2002	286,041
Purchased	(25,234)	$30.46

Available at December 31, 2003	260,807

(1)	Weighted Average Price for two annual offering periods

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of the purchase rights granted under the ASPP was $6.65 for 2003, $3.96 for 2002, and $3.50 for 2001. In calculating pro forma compensation at December 31, the fair value of each stock purchase right is estimated on the date of grant using the following weighted average assumptions:

	2003	2002	2001
Dividend yield	1.8%	2.4%	2.4%
Expected volatility	34.5%	33.0%	26.0%
Risk-free interest rate	1.1%	1.7%	4.6%
Expected life (in years)	0.5	0.5	0.5

Associate Stock Incentive Plan ("AIP")

Under the Company's AIP shares are granted to participants based upon the achievement of performance goals established by the Board of Directors at the beginning of each award period. A total of 937,500 shares of common stock have been reserved for issuance under this Plan. Award periods are either one year for the short-term plan, or three years for the long-term plan. The short-term plan was accounted for under SFAS 123 for 2003 and compensation expense was measured under the fair value method as of the grant date and recognized over the service period. The long-term plan was accounted for as a variable plan under APB 25 for stock grants prior to 2003, and compensation expense was measured under the intrinsic value method as of the measurement date and recognized over the related service period. CCBG issued 10,596, 12,618, and 35,861 shares under the plan in 2003, 2002, and 2001, respectively. A total of 242,057 shares have been issued since inception of this plan.

Executive Stock Option Agreement

On January 23, 2003, the Company's Board of Directors approved a stock option agreement for a key executive officer (William G. Smith, Jr. - Chairman, President and CEO, CCBG) under the provisions of the 1996 Associate Stock Incentive Plan. This agreement grants a non-qualified stock option award upon achieving certain earnings per share conditions set by the Board, subject to certain vesting requirements. The options granted under the agreement have a term of ten years and vest at a rate of one-third on each of the first, second, and third anniversaries of the date of grant. As of December 31, 2003, no option shares had been issued or exercised. Effective January 29, 2004, the earnings per share conditions were analyzed resulting in economic value earned by the executive of approximately $269,000, for which the Company will issue option shares equal to that value. During 2003, the Company recognized $61,658 of expense related to this agreement in accordance with the provisions of SFAS 123.

Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46 ("FIN46") (revised December 2003 ("FIN46R")), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN46R replaces FIN46, which was issued in January 2003. FIN46R applies immediately to a variable interest entity created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those variable interest entities created before February 1, 2003 and not already consolidated under FIN46 in previously issued financial statements. The Company does not hold any interest in variable interest entities that would require accounting treatment prescribed by this pronouncement.

In May 2003, the FASB issued SFAS No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not currently maintain any financial instruments that would require the accounting treatment prescribed by this pronouncement.

In November 2002, the FASB issued Interpretation No. 45 ("FIN45"), "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the "Interpretation"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

FIN45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of FIN45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date, the Company has not entered into or modified any guarantees pursuant to the provisions of FIN45.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" ("SFAS 147"). SFAS 147 removes financial institutions (with the exception of combinations of mutual enterprises) from the scope of both SFAS No. 72 ("SFAS 72"), "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9, applying APB Opinions No. 16 and 17, "When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, the requirement under SFAS 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. In addition, SFAS 147 amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The adoption of SFAS 147 has not had a material impact on the reported results of operations of the Company.

Note 2
ACQUISITIONS

Subsequent to December 31, 2003, the Company entered into an agreement to acquire Quincy State Bank, an affiliate bank of Synovus Financial Corp ("Synovus"). Quincy State Bank is a $127 million (as of December 31, 2003) state chartered financial institution with offices located in Quincy and Havana, Florida. The Company will pay approximately $26.1 million in cash to Synovus in consideration for Synovus merging Quincy State Bank into CCB. The transaction will be accounted for as a purchase and result in approximately $15 million of intangibles (goodwill and core deposit). An appraisal will be conducted to determine the amount and life of the core deposit intangible.

On March 9, 2001, the Company completed a purchase and assumption transaction with Wachovia Bank, NA, formerly First Union National Bank ("Wachovia") and acquired six of Wachovia's offices in Georgia which included real estate, loans and deposits. The transaction resulted in approximately $11.3 million in intangible assets, primarily core deposit intangibles, which are being amortized over a 10-year period. The Company purchased approximately $18 million in loans and assumed deposits of approximately $105 million.

On March 2, 2001, the Company completed its acquisition of First Bankshares of West Point, Inc., and its subsidiary, First National Bank of West Point. At the time of the acquisition, First National Bank of West Point had approximately $144 million in assets with one office in West Point, Georgia, and two offices in the Greater Valley area of Alabama. First Bankshares of West Point, Inc., merged with the Company, and First National Bank of West Point merged with Capital City Bank. The Company issued 3.6419 shares and $17.7543 in cash for each of the 192,481 outstanding shares of First Bankshares of West Point, Inc., resulting in the issuance of 701,000 shares of Company common stock and the payment of $3.4 million in cash for a total purchase price of approximately $17.0 million. The transaction was accounted for as a purchase and resulted in approximately $2.5 million of intangible assets, primarily goodwill.

Note 3
INVESTMENT SECURITIES

The amortized cost and related market value of investment securities available-for-sale at December 31, were as follows:

2003
(Dollars in Thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
U.S. Treasury	$78,498	$105	$1	$78,602
U.S. Government Agencies
and Corporations	26,862	133	—	26,995
States and Political
Subdivisions	55,641	1,511	—	57,152
Mortgage-Backed Securities	11,618	427	—	12,045
Other Securities	6,927	13	—	6,940
Total Investment Securities	$179,546	$2,189	$1	$181,734

	2002
(Dollars in Thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
U.S. Treasury	$10,438	$5	$—	$10,443
U.S. Government Agencies
and Corporations	51,075	884	—	51,959
States and Political
Subdivisions	62,845	2,632	2	65,475
Mortgage-Backed Securities	34,750	1,180	—	35,930
Other Securities	16,281	227	—	16,508
Total Investment
Securities	$175,389	$4,928	$2	$180,315

The total proceeds from the sale of investment securities and the gross realized gains and losses from the sale of such securities for each of the last three years are as follows:

(Dollars in Thousands)
Year	Total Proceeds	Gross Realized Gains	Gross Realized Losses
2003	$48,922	$24	$23
2002	$44,576	$10	$—
2001	$84,794	$4	$—

Total proceeds do not include principal reductions in mortgage-backed securities and proceeds from securities which were called of $52.4 million, $37.9 million, and $33.0 million in 2003, 2002 and 2001, respectively.

As of December 31, 2003, the Company's investment securities had the following maturity distribution based on contractual maturities:

(Dollars in Thousands)	Amortized Cost	Market Value
Due in one year or less	$103,031	$103,331
Due after one through five years	69,919	71,771
Due after five through ten years	674	710
Over ten years	5,922	5,922
Total Investment Securities	$179,546	$181,734

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities with an amortized cost of $73.9 million and $115.4 million at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes.

Securities with unrealized losses at year-end 2003 not recognized in income by period of time unrealized losses have existed are as follows:

	Less Than 12 months		Greater Than 12 Months		Total
(Dollars in Thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury	$15,025	$1	$—	$—	$15,025	$1
Total Investment
Securities	$15,025	$1	$—	$—	$15,025	$1

Note 4
LOANS

At December 31, the composition of the Company's loan portfolio was as follows:

(Dollars in Thousands)	2003	2002
Commercial, Financial and Agricultural	$160,048	$141,459
Real Estate - Construction	89,149	91,110
Real Estate - Commercial Mortgage	391,250	356,807
Real Estate - Residential	346,170	359,338
Real Estate - Home Equity	116,810	92,277
Real Estate - Loans Held-for-Sale	4,810	22,454
Consumer	233,395	221,776
Total Loans, Net of
Unearned Interest	$1,341,632	$1,285,221

Nonaccruing loans amounted to $2.3 million and $2.5 million, at December 31, 2003 and 2002, respectively. There were no restructured loans at December 31, 2003 or 2002. Interest on nonaccrual loans is generally recognized only when received. Cash collected on nonaccrual loans is applied against the principal balance or recognized as interest income based upon management's expectations as to the ultimate collectibility of principal and interest in full. If interest on nonaccruing loans had been recognized on a fully accruing basis, interest income recorded would have been $166,000, $116,000, and $122,000 higher for the years ended December 31, 2003, 2002, and 2001, respectively.

Note 5
ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses for the years ended December 31, is as follows:

(Dollars in Thousands)	2003	2002	2001
Balance, Beginning of Year	$12,495	$12,096	$10,564
Acquired Reserves	—	—	1,206
Provision for Loan Losses	3,436	3,297	3,983
Recoveries on Loans
Previously Charged-Off	1,037	1,374	993
Loans Charged-Off	(4,539)	(4,272)	(4,650)
Balance, End of Year	$12,429	$12,495	$12,096

Selected information pertaining to impaired loans, at December 31, is as follows:

	2003		2002
(Dollars in Thousands)	Balance	Valuation Allowance	Balance	Valuation Allowance
With Related Credit Allowance	$810	$178	$412	$219
Without Related Credit Allowance	477	—	722	—
Average Recorded Investment
for the Period	6,737	*	2,544	*

The Company recognizes income on impaired loans primarily on the cash basis. Any change in the present value of expected cash flows is recognized through the allowance for loan losses. For the years ended December 31, 2003, 2002, and 2001, the Company recognized $194,000, $169,000 and $36,000, in interest income on impaired loans, all of which was collected in cash.

Note 6
INTANGIBLE ASSETS

The Company had intangible assets of $25.8 million and $29.0 million at December 31, 2003 and December 31, 2002, respectively. Intangible assets at December 31, were as follows:

	2003		2002
(Dollars in Thousands)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core Deposits Intangibles	$33,752	$14,640	33,752	$11,398
Goodwill	10,466	3,786	10,466	3,786
Total Intangible Assets	$44,218	$18,426	$44,218	$15,184

Net Core Deposit Intangibles

As of December 31, 2003 and December 31, 2002, the Company had net core deposit intangibles of $19.1 million and $22.4 million, respectively. Amortization expense for the twelve months of 2003, 2002 and 2001 was $3.2 million, $3.2 million and $3.8 million, respectively. The estimated annual amortization expense for the next five years is expected to be approximately $3.2 million per year.

Goodwill

As of December 31, 2003 and December 31, 2002, the Company had goodwill, net of accumulated amortization, of $6.7 million. Goodwill is the Company's only intangible asset that is no longer subject to amortization under the provisions of SFAS 142. On December 31, 2003, the Company performed its annual impairment review and concluded that no impairment adjustment was necessary.

Transitional Disclosures:

The pro forma effects, net of tax, of the adoption of SFAS No. 142 for the year ended December 31, were as follows:

(Dollars in Thousands, Except Per Share Data)	2001
Reported Net Income	$16,866
Goodwill Amortization	707
Adjusted Net Income	$17,573

Basic Earnings Per Share:
Reported Net Income	$1.27
Goodwill Amortization	.05
Adjusted Net Income	$1.32

Diluted Earnings Per Share:
Reported Net Income	$1.27
Goodwill Amortization	.05
Adjusted Net Income	$1.32

No goodwill amortization was recorded in 2003 and 2002 due to the discontinuance of amortization under the provisions of SFAS 142.

Note 7
PREMISES AND EQUIPMENT

The composition of the Company's premises and equipment at December 31, was as follows:

(Dollars in Thousands)	2003	2002
Land	$12,152	$11,239
Buildings	51,577	46,131
Fixtures and Equipment	43,623	44,242
Total	107,352	101,612
Accumulated Depreciation	(53,341)	(52,715)
Premises and Equipment, Net	$54,011	$48,897

Note 8
DEPOSITS

Interest bearing deposits, by category, as of December 31, were as follows:

(Dollars in Thousands)	2003	2002
NOW Accounts	$276,934	$276,487
Money Market Accounts	207,934	209,508
Savings Accounts	110,834	104,053
Time Deposits	422,953	438,071
Total	$1,018,655	$1,028,119

Time deposits in denominations of $100,000 or more totaled $107.2 million and $92.0 million at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits were as follows:

(Dollars in Thousands)
2004	$325,091
2005	64,891
2006	22,589
2007	8,466
2008 and thereafter	1,916
Total	$422,953

The balances maintained on deposit with the Federal Reserve Bank as of December 31, 2003 and 2002, were $57.1 million and $56.9 million, respectively.

Interest expense on deposits for the three years ended December 31, was as follows:

(Dollars in Thousands)	2003	2002	2001
NOW Accounts	$678	$1,272	$4,046
Money Market Accounts	1,310	2,904	6,237
Savings Accounts	189	500	1,865
Time Deposits < $100,000	7,007	12,060	26,046
Time Deposits > $100,000	2,383	3,815	7,020
Total	$11,567	$20,551	$45,214

Note 9
SHORT-TERM BORROWINGS

Short-term borrowings included the following:

(Dollars in Thousands)	Federal Funds Repurchase	Securities Sold Under Repurchase Agreements	Other Short-Term Borrowings
2003
Balance at December 31,	$12,624	$53,223	$42,337
Maximum indebtedness at any month end	23,930	90,209	44,226
Daily average indebtedness outstanding	14,768	49,785	36,721
Average rate paid for the year	0.94%	0.59%	2.28%
Average rate paid on period-end borrowings	0.68%	0.31%	2.50%

2002
Balance at December 31,	$14,120	$77,318	$22,237
Maximum indebtedness at any month end	17,395	77,318	22,237
Daily average indebtedness outstanding	9,079	55,679	7,836
Average rate paid for the year	1.46%	0.87%	1.89%
Average rate paid on period-end borrowings	0.55%	0.83%	2.32%

Note 10
LONG-TERM DEBT

Long-term debt included the following at December 31:

(Dollars in Thousands)	2003	2002
Federal Home Loan Bank Notes,
Due on March 8, 2004, fixed rate of 6.64%	$—	$113
Due on March 10, 2004, fixed rate of 2.22%	—	20,000
Due on September 10, 2004, fixed rate of 2.48%	—	20,000
Due on December 16, 2004, fixed rate of 6.52%	—	116
Due on December 16, 2004, fixed rate of 6.52%	—	69
Due on September 12, 2005, fixed rate of 3.06%	15,000	15,000
Due on December 19, 2005, fixed rate of 6.04%	1,103	1,222
Due on February 15, 2006, fixed rate of 3.00%	86	120
Due on April 24, 2007, fixed rate of 7.30%	—	249
Due on May 30, 2008, fixed rate of 2.50%	168	—
Due on June 13, 2008, fixed rate of 5.40%	643	786
Due on November 10, 2008, fixed rate of 4.12%	2,419	—
Due on October 19, 2009, fixed rate of 3.69%	906	993
Due on November 10, 2010, fixed rate of 4.72%	798	—
Due on December 31, 2010, fixed rate of 3.85%	1,115	—
Due on December 18, 2012, fixed rate of 4.84%	631	650

Due on March 18, 2013, fixed rate of 6.37%	755	807
Due on June 17, 2013, fixed rate of 3.85%	98	—
Due on June 17, 2013, fixed rate of 3.53%	1,060	—
Due on June 17, 2013, fixed rate of 4.11%	1,877	—
Due on September 23, 2013, fixed rate of 5.64%	1,076	1,148
Due on January 27, 2014, fixed rate of 5.79%	1,344	1,387
Due on May 27, 2014, fixed rate of 5.92%	569	609
Due on July 20, 2016, fixed rate of 6.27%	1,489	1,607
Due on October 31, 2017, fixed rate of 4.79%	1,160	1,236
Due on December 11, 2017, fixed rate of 4.78%	1,021	1,093
Due on December 20, 2017, fixed rate of 5.37%	1,003	1,025
Due on February 26, 2018, fixed rate of 4.36%	2,418	—
Due on September 18, 2018, fixed rate of 5.15%	708	—
Due on November 5, 2018, fixed rate of 5.10%	3,866	—
Due on December 3, 2018, fixed rate of 4.87%	737	—
Due on December 17, 2018, fixed rate of 6.33%	1,710	1,776
Due on December 24, 2018, fixed rate of 6.29%	769	794
Due on February 16, 2021, fixed rate of 3.00%	915	945
Due on May 30, 2023, fixed rate of 2.50%	1,031	—
Total outstanding	$46,475	$71,745

The contractual maturities of long-term debt for the five years succeeding December 31, 2003, are as follows:

(Dollars in Thousands)
2004	$1,878
2005	17,859
2006	1,931
2007	1,983
2008 and thereafter	22,824
Total	$46,475

The Federal Home Loan Bank advances are collateralized with 1-4 family residential mortgage loans. Interest on the Federal Home Loan Bank advances is paid on a monthly basis.

The Company has the ability to draw on a Revolving Credit Note, due on May 16, 2004. Upon expiration of this note, the outstanding balance may be converted to a term loan and repaid over a period of seven years. The Company, at its option, may select from various loan rates including the following: Prime, LIBOR, or the lender’s cost of funds rate, plus or minus increments thereof. The LIBOR or cost of funds rates may be fixed for a period up to six months. The revolving credit is unsecured, but upon conversion is to be collateralized by common stock of the subsidiary bank equal in value to 125% of the principal balance of the loan. The existing loan agreement places certain restrictions on the amount of capital which must be maintained by the Company. At December 31, 2003, the Company was in compliance with all of the terms of the agreement and had $25 million available under a $25 million line of credit facility.

Note 11
INCOME TAXES

The provision for income taxes reflected in the statement of income is comprised of the following components:

(Dollars in Thousands)	2003	2002	2001
Current:
Federal	$10,876	$12,123	$7,709
State	1,949	2,047	1,402
Deferred:
Federal	682	(1,337)	6
State	73	(142)	1
Total	$13,580	$12,691	$9,118

The net deferred tax assets and the temporary differences comprising that balance at December 31, 2003 and 2002, are as follows:

(Dollars in Thousands)	2003	2002
Deferred Tax Assets attributable to:
Allowance for Loan Losses	$4,216	$4,028
Accrued Pension/SERP	985	1,144
Interest on Nonperforming Loans	—	44
Acquired Deposits	1,524	1,165
Accrued Estimated Outstanding Expense	461	386
Other	871	564
Total Deferred Tax Assets	$8,057	$7,331
Deferred Tax Liabilities attributable to:
Associate Benefits	$—	$167
Unrealized Gains on Investment Securities	802	1,805
Depreciation on Premises and Equipment	2,852	2,051
Deferred Loan Fees	3,041	2,098
Securities Accretion	65	171
Other	150	140
Total Deferred Tax Liabilities	6,910	6,432
Net Deferred Tax Assets	$1,147	$899

Income taxes provided were different than the tax expense computed by applying the statutory federal income tax rate of 35% to pre-tax income as a result of the following:

(Dollars in Thousands)	2003	2002	2001
Tax Expense at Federal Statutory Rate	$13,571	$12,521	$9,094
Increases (Decreases) Resulting From:
Tax-Exempt Interest Income	(957)	(1,084)	(1,179)
State Taxes, Net of Federal Benefit	1,314	1,238	913
Other	(348)	16	290
Actual Tax Expense	$13,580	$12,691	$9,118

Note 12
EMPLOYEE BENEFIT PLANS

Pension Plan

The Company sponsors a noncontributory pension plan covering substantially all of its associates. Benefits under this plan generally are based on the associate's years of service and compensation during the years immediately preceding retirement. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes.

The following table details the components of pension expense, the funded status of the plan, amounts recognized in the Company's consolidated statements of financial condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)	2003	2002	2001
Change in Projected Benefit Obligation:
Benefit Obligation at Beginning of Year	$37,941	$33,642	$26,811
Service Cost	3,302	2,842	2,732
Interest Cost	2,571	2,348	2,122
Actuarial Loss	3,196	1,671	2,052
Amendments to Plan(1)	—	—	1,553
Benefits Paid	(1,061)	(2,385)	(1,362)
Expenses Paid	(236)	(177)	(266)
Plan Change(2)	514	—	—
Projected Benefit Obligation at End of Year	$46,227	$37,941	$33,642

Change in Plan Assets:
Fair Value of Plan Assets at Beginning of Year	$27,423	$30,113	$31,319
Actual Return on Plan Assets	4,915	(3,357)	(1,493)
Employer Contributions	3,744	3,229	524
Amendments to Plan(1)	—	—	1,391
Benefits Paid	(1,061)	(2,385)	(1,362)
Expenses Paid	(237)	(177)	(266)
Fair Value of Plan Assets at End of Year	$34,784	$27,423	$30,113

Reconciliation of Funded Status:
Funded Status	$(11,443)	$(10,518)	$(3,529)
Unrecognized Net Losses	9,993	10,672	3,557
Unrecognized Prior Service Cost	1,732	1,434	1,718
Unrecognized Net Transition Obligation	—	1	2
Prepaid Benefit Cost	$282	$1,589	$1,748

Components of Net Periodic Benefit Costs:
Service Cost	$3,302	$2,842	$2,732
Interest Cost	2,571	2,348	2,122
Expected Return on Plan Assets	(2,168)	(2,404)	(2,629)
Amortization of Prior Service Cost	216	284	327
Transition Obligation Recognition	1	1	(231)
Recognized Net Actuarial Loss (Gain)	1,127	317	(168)
Net Periodic Benefit Cost	$5,049	$3,388	$2,153

Assumptions:
Weighted-average used to determine benefit obligations:
Discount Rate	6.25%	6.75%	7.25%
Expected Return on Plan Assets	8.25%	8.25%	8.25%
Rate of Compensation Increase	5.50%	5.50%	5.50%

Weighted-average used to determine net cost:
Discount Rate	6.75%	7.25%	7.25%
Expected Return on Plan Assets	8.25%	8.25%	8.25%
Rate of Compensation Increase	5.50%	5.50%	5.50%

(1) The amendments to the plan are a result of acquisitions and the IRS regulation regarding the change from the PBGC mortality table to the GATT mortality table.
(2) Represents a change in mortality assumptions set forth in IRC 417(e).

Return on Plan Assets

The overall expected long-term rate of return on assets is a weighted-average expectation for the return on plan assets. The Company considers historical performance and current benchmarks to arrive at expected long-term rates of return in each asset category. The Company assumed that 65% of its portfolio would be invested in equity securities, with the remainder invested in debt securities.

Plan Assets

The Company’s pension plan asset allocation at year-end 2003 and 2002, and the target asset allocation for 2004 are as follows:

	Target Allocation	Percentage of Plan Assets at Year-End
	2004	2003	2002
Equity Securities	65%	60%	50%
Debt Securities	35%	28%	31%
Real Estate	—	—	—
Other	—	12%	19%
Total	100%	100%	100%

The Company’s pension plan assets are managed by the Investment Committee of Capital City Trust Company. The Company’s investment strategy is to maximize return on investments while minimizing risk. The Company believes the best way to accomplish this goal is to take a conservative approach to its investment strategy by investing in high-grade equity and debt securities.

Contributions

The following table details the amounts contributed to the pension plan in 2003 and 2002, and the expected amount to be contributed in 2004.
	2003	2002	Expected 2004
Actual Contributions	$3,743,763	$3,229,278	$4,000,000

Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan ("SERP") covering selected executives. Benefits under this plan generally are based on the executive's years of service and compensation during the years immediately preceding retirement. The Company recognized expense during 2003, 2002 and 2001 of approximately $208,000, $393,000, and $214,000, respectively, and no minimum liability, at December 31, 2003, 2002 and 2001.

The following table details the components of the Supplemental Executive Retirement Plan's periodic benefit cost, the funded status of the plan, amounts recognized in the Company's consolidated statements of financial condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)	2003	2002	2001
Change in Projected Benefit Obligation:
Benefit Obligation at Beginning of Year	$2,770	$1,458	$1,255
Service Cost	80	118	73
Interest Cost	111	169	102
Plan Participants Contributions	—	—	(111)
Actuarial (Gain) Loss	(1,107)	1,025	139
Plan Change(1)	26	—	—
Projected Benefit Obligation at End of Year	$1,880	$2,770	$1,458

Reconciliation of Funded Status:
Funded Status	$(1,880)	$(2,770)	$(1,458)
Unrecognized Net Actuarial (Gain) Loss	(418)	645	(333)
Unrecognized Prior Service Cost	511	546	605
Accrued Benefit Cost	$(1,787)	$(1,579)	$(1,186)

Components of Net Periodic Benefit Costs:
Service Cost	$80	$118	$73
Interest Cost	111	169	102
Amortization of Prior Service Cost	61	59	59
Recognized Net Actuarial (Gain) Loss	(44)	47	(20)
Net Periodic Benefit Cost	$208	$393	$214

Assumptions:
Weighted-average used to determine the benefit obligations:
Discount Rate	6.25%	6.75%	7.25%
Expected Return on Plan Assets	8.25%	8.25%	8.25%
Rate of Compensation Increase	5.50%	5.50%	5.50%

Weighted-average used to determine the net cost:
Discount Rate	6.75%	7.25%	7.25%
Expected Return on Plan Assets	8.25%	8.25%	8.25%
Rate of Compensation Increase	5.50%	5.50%	5.50%

(1) Represents a change in mortality assumptions set forth in IRC 417(e)

401(k) Plan

The Company has a 401(k) Plan which enables associates to defer a portion of their salary on a pre-tax basis. A total of 50,000 shares have been reserved for issuance. The plan covers substantially all associates of the Company who meet minimum age requirements. The plan is designed to enable participants to elect to have an amount from 1% to 15% of their compensation withheld in any plan year placed in the 401(k) Plan trust account. Matching contributions from the Company are made up to 6% of the participant's compensation for some qualifying associates. During 2003, the Company made matching contributions of $32,258. There were no contributions made by the Company for 2002 and 2001. The participant may choose to invest their contributions into fifteen investment funds available to CCBG participants, including CCBG's common stock.

Other Plans

The Company has a Dividend Reinvestment and Optional Stock Purchase Plan. A total of 250,000 shares have been reserved for issuance. In recent years, shares for the Dividend Reinvestment and Optional Stock Purchase Plan have been acquired in the open market and, thus, CCBG did not issue any shares under this plan in 2003, 2002 and 2001.

Note 13
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars in Thousands, Except Per Share Data)(1)	2003	2002	2001
Numerator:
Net Income	$25,193	$23,082	$16,866

Denominator:
Denominator for Basic Earnings Per Share
Weighted-Average Shares	13,222,487	13,225,285	13,241,957
Effects of Dilutive Securities
Stock Compensation Plans	28,702	49,070	50,478

Denominator for Diluted Earnings Per Share
Adjusted Weighted-Average Shares and
Assumed Conversions	13,251,189	13,274,355	13,292,435

Basic Earnings Per Share	$1.91	$1.75	$1.27
Diluted Earnings per Share	$1.90	$1.74	$1.27

(1) All share and per share data have been adjusted to reflect the 5-for-4 stock split effective June 13, 2003.

Note 14
CAPITAL

The Company is subject to various regulatory capital requirements which involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items. The Company's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require that the Company maintain amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 2003, the Company met all capital adequacy requirements to which it is subject.

A summary of actual, required, and capital levels necessary to be considered well-capitalized for Capital City Bank Group, Inc. consolidated and its banking subsidiary, Capital City Bank, as of December 31, 2003 and December 31, 2002 are as follows:

	Actual		Required For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Tier I Capital:
CCBG	$175,631	12.88%	$54,547	4.00%	*	*
CCB	167,698	12.32%	54,438	4.00%	$81,658	6.00%

Total Capital:
CCBG	188,059	13.79%	109,094	8.00%	*	*
CCB	180,126	13.24%	108,877	8.00%	136,096	10.00%

Tier I Leverage:
CCBG	175,631	9.51%	40,910	3.00%	*	*
CCB	167,698	9.10%	40,829	3.00%	68,048	5.00%

As of December 31, 2002:
Tier I Capital:
CCBG	$154,376	12.03%	$51,340	4.00%	*	*
CCB	150,360	11.73%	51,261	4.00%	$76,891	6.00%

Total Capital:
CCBG	166,871	13.00%	102,681	8.00%	*	*
CCB	162,855	12.71%	102,522	8.00%	128,152	10.00%

Tier I Leverage:
CCBG	154,376	8.46%	38,505	3.00%	*	*
CCB	150,360	8.25%	38,446	3.00%	64,076	5.00%

*Not applicable to bank holding companies.

Note 15
DIVIDEND RESTRICTIONS

Substantially all the Company’s retained earnings are undistributed earnings of its banking subsidiary which are restricted by various regulations administered by federal and state bank regulatory authorities.

The approval of the appropriate regulatory authority is required if the total of all dividends declared by a subsidiary bank in any calendar year exceeds the bank’s net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. In 2004, the bank subsidiary may declare dividends without regulatory approval of $24.7 million plus an additional amount equal to the net profits of the Company’s subsidiary bank for 2004 up to the date of any such dividend declaration.

Note 16
RELATED PARTY INFORMATION

DuBose Ausley, a Director of the Company, is employed by and is the former Chairman of Ausley & McMullen, the Company's general counsel. Fees paid by the Company and its subsidiary for legal services, in aggregate, approximated $765,000, $647,000, and $534,000 during 2003, 2002, and 2001, respectively.

Under a lease agreement expiring in 2024, the Bank subsidiary leases land from a partnership in which several directors and officers have an interest. The lease agreement with Smith Interests General Partnership L.L.P., provides for annual lease payments of approximately $85,000, to be adjusted for inflation in future years.

At December 31, 2003 and 2002, certain officers and directors were indebted to the Company’s bank subsidiary in the aggregate amount of $17.8 million and $17.6 million, respectively. During 2003, $26.3 million in new loans were made and repayments totaled $26.1 million. In the opinion of management, these loans were made on similar terms as loans to other individuals of comparable creditworthiness and were all current at year-end.

Note 17
SUPPLEMENTARY INFORMATION

Components of other noninterest income and noninterest expense in excess of 1% of the sum of total interest income and noninterest income, which are not disclosed separately elsewhere, are presented below for each of the respective years.

(Dollars in Thousands)	2003	2002	2001
Noninterest Income:
Merchant Fee Income	$4,563	$3,715	$3,612
Interchange Commission Fees	2,183	2,133	2,014
Noninterest Expense:
Professional Fees	1,918	1,895	1,301(1)
Printing & Supplies	1,742	1,772	1,757
Commission/Service Fees	4,181	3,464	2,863
Telephone	1,872	1,832	1,617

(1) Less than 1% of the appropriate threshold.

Note 18
FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISKS

The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit.

The Company’s maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. As of December 31, 2003, the amounts associated with the Company’s off-balance sheet obligations were as follows:

(Dollars in Thousands)	Amount
Commitments to Extend Credit(1)	$290,311
Standby Letters of Credit	$6,278

(1)	Commitments include unfunded loans, revolving lines of credit (including credit card lines) and other unused commitments.

Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. In general, management does not anticipate any material losses as a result of participating in these types of transactions. However, any potential losses arising from such transactions are reserved for in the same manner as management reserves for its other credit facilities.

For both on- and off-balance sheet financial instruments, the Company requires collateral to support such instruments when it is deemed necessary. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; real estate; accounts receivable; property, plant and equipment; and inventory.

Note 19
FAIR VALUE OF FINANCIAL INSTRUMENTS

Many of the Company’s assets and liabilities are short-term financial instruments whose carrying values approximate fair value. These items include Cash and Due From Banks, Interest Bearing Deposits with Other Banks, Federal Funds Sold, Federal Funds Purchased, Securities Sold Under Repurchase Agreements, and Short-Term Borrowings. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The resulting fair values may be significantly affected by the assumptions used, including the discount rates and estimates of future cash flows.

The methods and assumptions used to estimate the fair value of the Company’s other financial instruments are as follows:

Investment Securities - Fair values for investment securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

Loans - The loan portfolio is segregated into categories and the fair value of each loan category is calculated using present value techniques based upon projected cash flows and estimated discount rates. The calculated present values are then reduced by an allocation of the allowance for loan losses against each respective loan category.

Deposits - The fair value of Noninterest Bearing Deposits, NOW Accounts, Money Market Accounts and Savings Accounts are the amounts payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using present value techniques and rates currently offered for deposits of similar remaining maturities.

Long-Term Debt - The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar debt.

Commitments to Extend Credit and Standby Letters of Credit - The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counterparties. Fair value of these fees is not material.

The Company’s financial instruments that have estimated fair values are presented below:

	At December 31,
	2003		2002
(Dollars in Thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:
Cash	$93,140	$93,140	$89,823	$89,823
Short-Term Investments	125,452	125,452	170,936	170,936
Investment Securities	181,734	181,734	180,315	180,315
Loans, Net of Allowance
for Loan Losses	1,329,203	1,365,541	1,272,726	1,331,724

Total Financial Assets	$1,729,529	$1,765,867	$1,713,800	$1,772,798

Financial Liabilities:
Deposits	$1,474,205	$1,486,539	$1,434,200	$1,438,964
Short-Term Borrowings	108,184	108,184	113,675	113,675
Long-Term Debt	46,475	47,270	71,745	72,631
Total Financial Liabilities	$1,628,864	$1,641,993	$1,619,620	$1,625,270

Certain financial instruments and all nonfinancial instruments are excluded from the above table. The disclosures also do not include certain intangible assets such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Note 20
PARENT COMPANY FINANCIAL INFORMATION

The operating results of the parent company for the three years ended December 31, are shown below:

Parent Company Statements of Income

(Dollars in Thousands)	2003	2002	2001
OPERATING INCOME
Income Received from Subsidiary Bank:
Dividends	$11,599	$12,678	$12,963
Overhead Fees	2,935	3,061	2,393
Other Income	—	59	—
Total Operating Income	14,534	15,798	15,356
OPERATING EXPENSE
Salaries and Associate Benefits	1,847	2,311	1,878
Interest on Debt	—	7	83
Professional Fees	1,104	994	399
Advertising	193	138	132
Legal Fees	374	197	85
Other	404	335	285
Total Operating Expense	3,922	3,982	2,862
Income Before Income Taxes and Equity
in Undistributed Earnings of Subsidiary Bank	10,612	11,816	12,494
Income Tax Benefit	(278)	(248)	(124)
Income Before Equity in Undistributed
Earnings of Subsidiary Bank	10,890	12,064	12,618
Equity in Undistributed Earnings
of Subsidiary Bank	14,303	11,018	4,248
Net Income	$25,193	$23,082	$16,866

The following are condensed statements of financial condition of the parent company at December 31:

Parent Company Statements of Financial Condition

(Dollars in Thousands)(1)	2003	2002
ASSETS
Cash and Due From Subsidiary Bank	$7,850	$3,970
Investment in Subsidiary Bank	196,316	183,780
Other Assets	1,310	1,148
Total Assets	$205,476	$188,898
LIABILITIES

Other Liabilities	$2,667	$2,367
SHAREOWNERS' EQUITY
Preferred Stock, $.01 par value, 3,000,000 shares
authorized; no shares issued and outstanding	—	—
Common Stock, $.01 par value; 90,000,000
shares authorized; 13,236,462 and 13,196,211
shares issued and outstanding at December 31,
2003 and December 31, 2002, respectively	132	132
Additional Paid-In Capital	16,157	14,691
Retained Earnings	185,134	168,587
Accumulated Other Comprehensive Income, Net of Tax	1,386	3,121
Total Shareowners' Equity	202,809	186,531
Total Liabilities and Shareowners' Equity	$205,476	$188,898

(1) All share and per share data have been adjusted to reflect the 5-for-4 stock split effective June 13, 2003.

The cash flows for the parent company for the three years ended December 31, were as follows:

Parent Company Statements of Cash Flows

(Dollars in Thousands)	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$25,193	$23,082	$16,866
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Equity in Undistributed
Earnings of Subsidiary Bank	(14,303)	(11,018)	(4,248)
Non-Cash Compensation	508	892	489
(Increase) Decrease in Other Assets	(130)	(256)	206
Increase (Decrease) in Other Liabilities	300	(2,603)	386
Net Cash Provided by Operating Activities	11,568	10,097	13,699
CASH FLOWS FROM INVESTING ACTIVITIES:
Net Cash Received From Acquisitions	—	—	1,471
CASH FROM FINANCING ACTIVITIES:
Borrowings of Long-Term Debt	—	2,040	1,025
Repayments of Long-Term Debt	—	(2,040)	(2,275)
Payment of Dividends	(8,646)	(6,644)	(6,376)
Repurchase of Common Stock	(17)	(3,395)	(4,942)
Issuance of Common Stock	975	688	435
Net Cash Used in Financing Activities	(7,688)	(9,351)	(12,133)
Net Increase in Cash	3,880	746	3,037
Cash at Beginning of Period	3,970	3,224	187
Cash at End of Period	$7,850	$3,970	$3,224

Note 21
COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires that certain transactions and other economic events that bypass the income statement be displayed as other comprehensive income (loss). The Company’s comprehensive income (loss) consists of net income (loss) and changes in unrealized gains (losses) on securities available-for-sale, net of income taxes. Changes in unrealized gains (losses) (net of taxes) on securities are reported as other comprehensive (loss) income and totaled ($1,735), $771, and $3,872, for 2003, 2002 and 2001, respectively. Reclassification adjustments consist only of realized gains on sales of investment securities and were not material for the years ended December 31, 2003, 2002 and 2001.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30
(Unaudited)
(Dollars In Thousands, Except Per Share Amounts)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2004	2003	2004	2003
INTEREST INCOME
Interest and Fees on Loans	$23,316	$21,747	$67,510	$66,036
Investment Securities:
U.S. Treasury	167	147	619	433
U.S. Govt. Agencies and Corporations	507	554	1,298	2,048
States and Political Subdivisions	468	592	1,491	1,833
Other Securities	55	141	191	470
Funds Sold	147	303	486	987
Total Interest Income	24,660	23,484	71,595	71,807

INTEREST EXPENSE
Deposits	2,434	2,729	7,213	9,008
Short-Term Borrowings	332	282	868	951
Long-Term Debt	642	495	1,726	1,541
Total Interest Expense	3,408	3,506	9,807	11,500
Net Interest Income	21,252	19,978	61,788	60,307
Provision for Loan Losses	300	921	1,841	2,586
Net Interest Income After
Provision for Loan Losses	20,952	19,057	59,947	57,721

NONINTEREST INCOME
Service Charges on Deposit Accounts	4,487	4,123	12,858	12,164
Data Processing	652	578	1,988	1,747
Asset Management Fees	1,035	660	2,726	1,915
(Loss) Gain on Sale of
Investment Securities	(13)	(22)	7	1
Mortgage Banking Revenues	806	2,066	2,486	4,950
Gain on Sale of Credit Card Portfolio	6,857	—	6,857	—
Other	3,897	3,547	11,711	10,548
Total Noninterest Income	17,721	10,952	38,633	31,325

NONINTEREST EXPENSE
Salaries and Associate Benefits	10,966	10,551	32,515	30,444
Occupancy, Net	1,828	1,589	5,194	4,468
Furniture and Equipment	2,174	2,048	6,214	5,717
Conversion/Merger Expense	68	—	114	—
Other	6,597	5,996	20,272	18,498
Total Noninterest Expense	21,633	20,184	64,309	59,127

Income Before Income Taxes	17,040	9,825	34,271	29,919
Income Taxes	6,221	3,529	12,162	10,822

NET INCOME	$10,819	$6,296	$22,109	$19,097

Basic Net Income Per Share	$.82	$.47	$1.67	$1.44
Diluted Net Income Per Share	$.82	$.47	$1.67	$1.44
Cash Dividends Per Share	$.1800	$.1700	$.5400	$.4760
Basic Average Shares Outstanding	13,282,945	3,221,264	13,272,125	13,221,114
Diluted Average Shares Outstanding	13,286,945	3,260,140	13,275,172	13,255,047

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

(Unaudited)
(Dollars In Thousands, Except Per Share Amounts)

	September 30, 2004	December 31, 2003
ASSETS
Cash and Due From Banks	$90,458	$93,140
Funds Sold	47,352	125,452
Total Cash and Cash Equivalents	137,810	218,592

Investment Securities, Available-for-Sale	156,675	181,734

Loans, Net of Unearned Interest	1,540,650	1,341,632
Allowance for Loan Losses	(12,328)	(12,429)
Loans, Net	1,528,322	1,329,203

Premises and Equipment	56,281	54,011
Intangibles	39,720	25,792
Other Assets	32,985	37,170
Total Assets	$1,951,793	$1,846,502

LIABILITIES
Deposits:

Noninterest Bearing Deposits	$518,352	$455,550
Interest Bearing Deposits	1,052,195	1,018,655
Total Deposits	1,570,547	1,474,205

Short-Term Borrowings	76,216	108,184
Long-Term Debt	62,930	46,475
Other Liabilities	23,031	14,829
Total Liabilities	1,732,724	1,643,693

SHAREOWNERS' EQUITY
Preferred Stock, $.01 par value,
3,000,000 shares authorized, no
shares issued and outstanding	—	—
Common Stock, $.01 par value; 90,000,000
shares authorized; 13,285,380 shares
outstanding at September 30, 2004
and 13,236,462 shares outstanding at
December 31, 2003	133	132
Additional Paid-In Capital	18,411	16,157
Retained Earnings	200,073	185,134
Accumulated Other Comprehensive Income,
Net of Tax	452	1,386
Total Shareowners' Equity	219,069	202,809
Total Liabilities and Shareowners' Equity	$1,951,793	$1,846,502

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30
(Unaudited)
(Dollars In Thousands)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$22,109	$19,097
Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:
Provision for Loan Losses	1,841	2,586
Depreciation	3,877	3,543
Net Securities Amortization	1,673	1,545
Amortization of Intangible Assets	2,673	2,431
Gain on Sale of Investment Securities	(7)	(1)
Non-Cash Compensation	1,686	850
Net Decrease in Other Assets	5,762	2,799
Net Increase in Other Liabilities	8,265	1,200
Net Cash Provided by Operating Activities	47,879	34,050

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Payments/Maturities/Sales of
Investment Securities Available-for-Sale	119,650	76,114
Purchase of Investment Securities Available-for-Sale	(81,594)	(62,184)
Net Increase in Loans	(113,296)	(41,599)
Net Cash Used in Acquisition	(18,079)	—

Purchase of Premises & Equipment	(5,145)	(10,051)

Sales of Premises & Equipment	1,010	57
Net Cash Used in Investing Activities	(97,454)	(37,663)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (Decrease) Increase in Deposits	(6,093)	51,241

Net Decrease in Short-Term Borrowings	(46,968)	(41,746)
Borrowing of Long-Term Debt	29,737	7,612
Repayment of Long-Term Debt	(1,281)	(1,015)

Dividends Paid	(7,169)	(6,289)
Issuance of Common Stock	569	37
Net Cash (Used In) Provided by Financing Activities	(31,205)	9,840

Net (Decrease) Increase in Cash and Cash Equivalents	(80,780)	6,227
Cash and Cash Equivalents at Beginning of Period	218,592	260,759
Cash and Cash Equivalents at End of Period	$137,810	$266,986

Supplemental Disclosure:
Interest Paid on Deposits	$7,263	$9,455
Interest Paid on Debt	$2,616	$2,499
Transfer of Loans to ORE	$1,063	$1,275
Income Taxes Paid	$6,786	$12,560
Issuance of Common Stock as Non-Cash Compensation	$1,686	$850
Transfer of Current Portion of Long-Term Debt to
Short-Term Borrowings	$15,000	$40,326

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) MANAGEMENT'S OPINION AND ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements included herein have been prepared by Capital City Bank Group, Inc. (the “Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, including Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. Prior period financial statements have been reformatted and/or amounts reclassified, as necessary, to conform with the current presentation.

In the opinion of management, the consolidated financial statements contain all adjustments, which are those of a recurring nature, and disclosures necessary to present fairly the financial position of the Company as of September 30, 2004 and December 31, 2003, the results of operations for the three and nine month periods ended September 30, 2004 and 2003, and cash flows for the nine month periods ended September 30, 2004 and 2003.

The Company and its subsidiary follow accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. The principles that materially affect its financial position, results of operations and cash flows are set forth in Notes to Consolidated Financial Statements for the year ended December 31, 2003 and which are included in this Proxy Statement/Prospectus in Section XII, beginning on page 236.

Stock-based Compensation

As of September 30, 2004, the Company had three stock-based compensation plans, consisting of the Associate Stock Incentive Plan ("AIP"), the Associate Stock Purchase Plan and the Director Stock Purchase Plan. Pursuant to the AIP, the Company executed an executive incentive stock option arrangement effective January 1, 2004. As a result of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the Company adopted the fair value recognition provisions of SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," prospectively to all awards granted, modified, or settled on or after January 1, 2003. Awards under the Company’s plans vest over periods ranging from six months to four years. Therefore, the cost related to stock-based associate compensation included in the determination of net income for 2003 is different than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123, as a result of the difference between compensation measurement dates under SFAS 123 and APB 25, the differences in what instruments are considered non-compensatory, and the fact that awards granted prior to January 1, 2003 were accounted for under APB 25. The cost related to all stock-based associate compensation included in net income is accounted for under the fair value based method during 2004 as all awards have grant dates after January 1, 2003.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(Dollars in Thousands, Except Per Share Data)	2004	2003	2004	2003

Net income, as reported	$10,819	$6,296	$22,109	$19,097

Add: Stock-based employee
compensation expense included
in reported net income, net of
related tax effects	78	320	258	541

Deduct: Total stock-based employee
compensation expense determined
under fair value based method
for all awards, net of related
tax effects	(78)	(104)	(258)	(334)

Pro forma net income	$10,819	$6,512	$22,109	$19,304

Earnings per share:
Basic—as reported	$.82	$.47	$1.67	$1.44
Basic—pro forma	$.82	$.49	$1.67	$1.46

Diluted—as reported	$.82	$.47	$1.67	$1.44
Diluted—pro forma	$.82	$.49	$1.67	$1.46

(2) ACQUISITIONS

On March 19, 2004, the Company's subsidiary, Capital City Bank, completed its merger with Quincy State Bank, a subsidiary of Synovus Financial Corp. Results of Quincy State Bank's operations have been included in the Company's consolidated financial statements since March 20, 2004. Quincy State Bank had $116.6 million in assets with one office in Quincy, Florida and one office in Havana, Florida. The transaction was accounted for as a purchase and resulted in approximately $15.4 million of intangible assets, including approximately $13.0 million in goodwill and a core deposit intangible of $2.4 million. The core deposit intangible is being amortized over a 7-year period.

The information below lists the consolidated assets and liabilities of Quincy State Bank as of March 19, 2004, along with the consideration paid:

(Dollars in Thousands)	Quincy State Bank
Cash and Due From Banks	$2,295
Funds Sold	6,949
Total Cash and Cash Equivalents	9,244
Investment Securities, Available-for-Sale	16,150
Loans, Net of Unearned Interest	88,727
Intangible Asset	14,915
Other Assets	2,498
Total Assets	$131,534
Total Deposits	$102,434
Long-Term Debt	3,000
Total Liabilities	$105,434
Consideration Paid to
Quincy State Bank Shareowners	$26,100

The following unaudited pro forma financial information for the three and nine months ended September 30, 2004 and 2003 presents the consolidated operations of the Company as if the Quincy State Bank acquisition had been made on January 1, 2003. The unaudited pro forma financial information is provided for informational purposes only, should not be construed to be indicative of the Company's consolidated results of operations had the acquisition of Quincy State Bank been consummated on this earlier date, and does not project the Company's results of operations for any future period:

(Dollars in Thousands,	For 3 Months Ended September 30,		For 9 Months Ended September 30,
Except Per Share Data)	2004	2003	2004	2003
Interest Income	$24,660	$25,153	$73,064	$77,030
Interest Expense	3,408	3,801	10,012	12,494
Net Interest Income	21,252	21,352	63,052	64,536
Provision for Loan Losses	300	966	1,871	2,721
Net Interest Income After
Provision for Loan Losses	20,952	20,386	61,181	61,815
Noninterest Income	17,721	11,303	38,972	32,666
Noninterest Expense	21,633	20,953	65,130	61,955
Income Before Income Taxes	17,040	10,736	35,023	32,526
Income Taxes	6,221	3,848	12,425	11,899
Net Income	$10,819	$6,888	$22,598	$20,627

Basic Net Income Per Share	$.82	$.52	$1.70	$1.56
Diluted Net Income Per Share	$.82	$.52	$1.70	$1.56

On March 19, 2004, the Company completed its purchase of fiduciary assets from Synovus Trust Company for $2.0 million. This purchase was subject to a $800,000 earn-out agreement of which $634,000 was paid in October 2004. Subsequently, the intangible asset associated with this transaction was increased to $1.8 million. This intangible is being amortized over a 10-year period.

On October 15, 2004, the Company completed its acquisition of Farmers and Merchants Bank in Dublin, Georgia, a $395 million asset institution with three offices in Laurens County. The Company issued 17.08 shares and $666.50 in cash for each of the 50,000 shares of Farmers and Merchants Bank, resulting in the issuance of 854,000 shares of Company common stock and the payment of $33.3 million in cash for a total purchase price of approximately $66.7 million.

(3) INVESTMENT SECURITIES

The carrying value and related market value of investment securities at September 30, 2004 and December 31, 2003 were as follows (dollars in thousands):

	September 30, 2004
Available-For-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
U.S. Treasury	$31,189	$3	$118	$31,074
U.S. Govt. Agencies and Corporations	58,488	63	201	58,350
States and Political Subdivisions	49,711	764	18	50,457
Mortgage-Backed Securities	10,869	219	11	11,077
Other Securities	5,717	—	—	5,717
Total	$155,974	$1,049	$348	$156,675

	December 31, 2003
Available-For-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
U.S. Treasury	$78,498	$105	$1	$78,602
U.S. Govt. Agencies and Corporations	26,862	133	—	26,995
States and Political Subdivisions	55,641	1,511	—	57,152
Mortgage-Backed Securities	11,618	427	—	12,045
Other Securities	6,927	13	—	6,940
Total	$179,546	$2,189	$1	$181,734

(4) LOANS

The composition of the Company's loan portfolio at September 30, 2004 and December 31, 2003 was as follows (dollars in thousands):

	September 30, 2004	December 31, 2003
Commercial, Financial and Agricultural	$187,862	$160,048
Real Estate - Construction	119,248	89,149
Real Estate - Commercial Mortgage	473,874	391,250
Real Estate - Residential	369,473	327,212
Real Estate - Home Equity	145,408	116,810
Real Estate - Loans Held-for-Sale	5,636	4,240
Consumer	217,619	233,395
Other Loans(1)	21,530	19,528
Loans, Net of Unearned Interest	$1,540,650	$1,341,632

(1) Consists primarily of loans-in-process.

(5) ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses for the nine month periods ended September 30, 2004 and 2003, is as follows (dollars in thousands):

	September 30,
	2004	2003
Balance, Beginning of the Period	$12,429	$12,495
Provision for Loan Losses	1,841	2,586
Recoveries on Loans Previously Charged-Off	1,267	724
Loans Charged-Off	(3,722)	(3,381)
Acquired Reserves	1,313	—
Reserve Reversal - Credit Card Portfolio Sale	(800)	—
Balance, End of Period	$12,328	$12,424

Impaired loans are primarily defined as all nonaccruing loans for the loan categories which are included within the scope of SFAS 114. Selected information pertaining to impaired loans is depicted in the table below (dollars in thousands):

	September 30,
	2004		2003
Impaired Loans:	Balance	Valuation Allowance	Balance	Valuation Allowance
With Related Credit Allowance	$940	$429	$4,112	$605
Without Related Credit Allowance	3,266	—	1,017	—
Average Recorded Investment
for the Period	5,080	*	7,091	*

* Not Applicable

The Company recognizes income on impaired loans primarily on the cash basis. Any change in the present value of expected cash flows is recognized through the allowance for loan losses. For the periods ended September 30, 2004 and 2003, the Company recognized $107,000 and $148,000, respectively, in interest income on impaired loans, all of which was collected in cash.

(6) DEPOSITS

The composition of the Company's interest bearing deposits at September 30, 2004 and December 31, 2003 was as follows (dollars in thousands):

	September 30, 2004	December 31, 2003
NOW Accounts	$285,851	$276,934
Money Market Accounts	209,262	207,934
Savings Deposits	129,461	110,834
Other Time Deposits	427,621	422,953
Total Interest Bearing Deposits	$1,052,195	$1,018,655

(7) INTANGIBLE ASSETS

The Company had intangible assets of $39.7 million and $25.8 million at September 30, 2004 and December 31, 2003, respectively. Intangible assets were as follows (dollars in thousands):

	September 30, 2004		December 31, 2003
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core Deposits Intangibles	$36,144	$17,247	$33,752	$14,640
Goodwill	23,442	3,786	10,466	3,786
Other	1,233	66	—	—
Total Intangible Assets	$60,819	$21,099	$44,218	$18,426

Net Core Deposit Intangibles: As of September 30, 2004 and December 31, 2003, the Company had core deposit intangibles of $18.9 million and $19.1 million, respectively. Amortization expense for the first nine months of 2004 and 2003 was $2.6 million and $2.4 million, respectively.

Goodwill: As of September 30, 2004 and December 31, 2003, the Company had goodwill, net of accumulated amortization, of $19.7 million and $6.7 million, respectively. The increase in goodwill is due to the acquisition of Quincy State Bank in March 2004. Goodwill is the Company's only intangible asset that is no longer subject to amortization under the provisions of SFAS No. 142.

Other: As of September 30, 2004, the Company had a customer relationship intangible, net of accumulated amortization, of $1.2 million. This intangible was booked as a result of the March 2004 acquisition of trust customer relationships from Synovus Trust Company. Amortization expense for the first nine months of 2004 was $66,000. Estimated annual amortization expense is $120,000 based on use of a 10 year useful life.

(8) EMPLOYEE BENEFIT PLANS

The components of the net periodic benefit costs for the Company's qualified benefit pension plan were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in Thousands)	2004	2003	2004	2003
Discount rate	6.25%	6.75%	6.25%	6.75%
Long-term rate of return on assets	8.00%	8.25%	8.00%	8.25%
Service cost	$950	$826	$2,850	$2,478
Interest cost	725	642	2,175	1,926
Expected return on plan assets	(675)	(542)	(2,025)	(1,626)
Transition obligation amortization	—	1	—	1
Prior service cost amortization	50	54	150	162
Net loss amortization	300	282	900	846
Net periodic benefit cost	$1,350	$1,263	$4,050	$3,787

The components of the net periodic benefit costs for the Company's Supplemental Executive Retirement Plan ("SERP") were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in Thousands)	2004	2003	2004	2003
Discount rate	6.25%	6.75%	6.25%	6.75%
Long-term rate of return on assets	N/A	N/A	N/A	N/A
Service cost	$48	$20	$144	$60
Interest cost	65	28	195	84
Expected return on plan assets	N/A	N/A	N/A	N/A
Prior service cost amortization	30	15	90	45
Net loss amortization	(18)	(11)	(54)	(33)
Net periodic benefit cost	$125	$52	$375	$156

(9) COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires that certain transactions and other economic events that bypass the income statement be displayed as other comprehensive income. The Company’s comprehensive income (loss) consists of net income and changes in unrealized gains on securities available-for-sale, net of income taxes. Changes in unrealized gains (losses), net of taxes, on securities are reported as other comprehensive income (loss) and totaled $431,000 and $(934,000), respectively, for the three and nine months ended September 30, 2004, and $(743,000) and $(1.3 million), respectively, for the three and nine months ended September 30, 2003. Reclassification adjustments consist only of realized gains on sales of investment securities and were not material for the nine months ended September 30, 2004 and 2003.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Florida Business Corporation Act grants each corporation organized thereunder the power to indemnify its officers, directors, employees and agents on certain conditions against liabilities arising out of any action or proceeding to which any of them is a party by reason of being such officer, director, employee or agent. The Florida Business Corporation Act permits a Florida corporation, with the approval of its shareowners, to include within its articles of incorporation a provision eliminating or limiting the personal liability of its directors to such corporation or its shareowners for monetary damages resulting from certain breaches of the directors’ fiduciary duty of care, both in suits by or on behalf of the corporation and in actions by shareowners of the corporation.

CCBG’s Articles of Incorporation and Bylaws include provisions which allow CCBG to take advantage of such provisions of the Florida Business Corporation Act. The CCBG Articles of Incorporation and Bylaws also provide for the indemnification, to the fullest extent permitted by the Florida Business Corporation Act, of officers and directors of CCBG. CCBG currently maintains policies of insurance under which the directors and officers of CCBG are insured, within the limits and subject to the limitations of the policies, against specified expenses in connection with the defense of actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

ITEM 21. EXHIBITS.

The following exhibits are filed herein or have been, as noted, previously filed:

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of February 3, 2005, by and among Capital City Bank Group, Inc., First Alachua Banking Corporation and First National Bank of Alachua (Included in Section VIII of the Proxy Statement/Prospectus included in this Registration Statement).

5.1	Form of Opinion of Gunster, Yoakley & Stewart, P.A. regarding the legality of the securities being offered hereby.
8.1	Form of Opinion of Gunster, Yoakley & Stewart, P.A. as to federal income tax consequences.
8.2	Form of Opinion of Smith, Gambrell & Russell, LLP as to the federal income tax consequences.
23.1	Consent of KPMG LLP.
23.2	Consent of Gunster, Yoakley & Stewart, P.A. (Included as part of the opinions contained in Exhibits 5.1 and 8.1 herein).

23.3	Consent of Smith, Gambrell & Russell, LLP (Included as part of the opinion contained in Exhibit 8.2 herein).
23.4	Consent of SunTrust Robinson Humphrey (Included as part of the Fairness Opinion contained in Section XI of the Proxy Statement/Prospectus included in this Registration Statement).
24.1
A power of attorney where various individuals authorize the signing of their names to any and all amendments to this registration statement and other documents submitted in connection herewith is contained on the first page of the signature pages following Part II of this registration statement.

99.1	Form of Proxy of First Alachua Banking Corporation

ITEM 22. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(3)  That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(4)  That every prospectus: (i) that is filed pursuant to Paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tallahassee, State of Florida, on March 7, 2005.

Capital City Bank Group, Inc.

By:	/s/ William G. Smith, Jr.

William G. Smith, Jr., Chairman, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Kimbrough Davis and William G. Smith, Jr., or either one of them (with full power to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and execute on behalf of the undersigned any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with any such amendments, as fully to all intents and purposes as he or she might or could do in person, and does hereby ratify and confirm all that said attorneys-in-fact and agents, or their respective substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William G. Smith, Jr.	Chairman, President and Chief Executive Officer	March 7, 2005
William G. Smith, Jr.	(Principal Executive Officer)

/s/ J. Kimbrough Davis	Executive Vice President and Chief Financial Officer	March 7, 2005
J. Kimbrough Davis	(Principal Financial and Accounting Officer)

/s/ DuBose Ausley	Director	March 7, 2005
DuBose Ausley

/s/ Thomas A. Barron	Director	March 7, 2005
Thomas A. Barron

/s/ Frederick Carroll, III	Director	March 7, 2005
Frederick Carroll, III

/s/ Cader B. Cox, III	Director	March 7, 2005
Cader B. Cox, III
/s/ J. Everitt Drew	Director	March 7, 2005
J. Everitt Drew

/s/ John Kent Humphress	Director	March 7, 2005
John Kent Humphress

/s/ L. McGrath Keen, Jr.	Director	March 7, 2005
L. McGrath Keen, Jr.

/s/ Lina S. Knox	Director	March 7, 2005
Lina S. Knox

/s/ Ruth A. Knox	Director	March 7, 2005
Ruth A. Knox

/s/ John R. Lewis	Director	March 7, 2005
John R. Lewis

/s/ Henry Lewis III	Director	March 7, 2005
Henry Lewis III

EXHIBIT INDEX

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of February 3, 2005, by and among Capital City Bank Group, Inc., First Alachua Banking Corporation and First National Bank of Alachua (Included in Section VIII of the Proxy Statement/Prospectus included in this Registration Statement).

5.1	Form of Opinion of Gunster, Yoakley & Stewart, P.A. regarding the legality of the securities being offered hereby.
8.1	Form of Opinion of Gunster, Yoakley & Stewart, P.A. as to federal income tax consequences.
8.2	Form of Opinion of Smith, Gambrell & Russell, LLP as to the federal income tax consequences.
23.1	Consent of KPMG LLP.
23.2	Consent of Gunster, Yoakley & Stewart, P.A. (Included as part of the opinions contained in Exhibits 5.1 and 8.1 herein).
23.3	Consent of Smith, Gambrell & Russell, LLP (Included as part of the opinion contained in Exhibit 8.2 herein).
23.4	Consent of SunTrust Robinson Humphrey (Included as part of the Fairness Opinion contained in Section XI of the Proxy Statement/Prospectus included in this Registration Statement).
24.1
A power of attorney where various individuals authorize the signing of their names to any and all amendments to this registration statement and other documents submitted in connection herewith is contained on the first page of the signature pages following Part II of this registration statement.

99.1	Form of Proxy of First Alachua Banking Corporation